Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-232103

APX Group, Inc.

Offer to Exchange

$225,000,000 aggregate principal amount of 8.50% Senior Secured Notes due 2024 (the “exchange notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding $225,000,000 aggregate principal amount of 8.50% Senior Secured Notes due 2024 that were issued on May 10, 2019 (the “outstanding 2024 notes”). The exchange notes and the outstanding 2024 notes are collectively referred to herein as the “notes.”

The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by APX Group Holdings, Inc., our parent company, and each of our existing and future material wholly-owned U.S. restricted subsidiaries to the extent such entities guarantee indebtedness under our revolving credit facility or our other indebtedness or indebtedness of any subsidiary guarantor as described herein.

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered outstanding 2024 notes for freely tradeable exchange notes that have been registered under the Securities Act.

The Exchange Offer

•	We will exchange all outstanding 2024 notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable.

•	You may withdraw tenders of outstanding 2024 notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on April 30, 2020 which is the 24th business day after the date of this prospectus.

•	The exchange of outstanding 2024 notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding 2024 notes, except that the exchange notes will be freely tradeable.

Results of the Exchange Offer:

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

All untendered outstanding 2024 notes will continue to be subject to the restrictions on transfer set forth in such outstanding 2024 notes and in the indenture governing the notes. In general, the outstanding 2024 notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding 2024 notes under the Securities Act.

You should carefully consider the “Risk Factors” beginning on page 11 of this prospectus before participating in the exchange offer.

Each broker dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for outstanding 2024 notes where such outstanding 2024 notes were acquired as a result of market making activities or other trading activities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 27, 2020.

We have not authorized anyone to provide you with information other than that contained in this prospectus, and we do not take any responsibility for, and cannot provide any assurance as to the reliability of, any information other than the information contained in this prospectus. This prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. We are not making an offer of these securities in any state where the offer is not permitted.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in “Risk Factors” and elsewhere in this prospectus. The risks described in “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date such statements are made, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, RANKING AND OTHER INDUSTRY DATA

Market, ranking and industry data used throughout this prospectus, including statements regarding subscriber acquisition costs, attrition and subscriber additions, is based on the good faith estimates of the Company’s management, which in turn are based upon the review of internal surveys, independent industry surveys and publications and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the initial purchasers have independently verified this information. Similarly, internal company surveys, while believed by us to be reliable, have not been verified by any independent sources.

TRADEMARKS

Vivint and related marks are registered trademarks or trademark applications of, or are otherwise owned or used by, Vivint, Inc. Any trademarks, trade names or service marks of other companies appearing herein are, to our knowledge, the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the absence of such references does not indicate the registration status of the trademarks, service marks and trade names and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks, service marks and trade names.

BASIS OF PRESENTATION

As of December 31, 2019, Acquisition LLC, an entity wholly owned by an investor group comprised of certain investment funds affiliated with Blackstone Capital Partners VI L.P. (“Blackstone”), and certain co-investors and management investors (“Investor Group”), controlled Legacy Vivint Smart Home, Inc. As of December 31, 2019, Legacy Vivint Smart Home, Inc. owned 100% of the issued and outstanding shares of common stock of APX Group Holdings, Inc. (“Holdings,” or “Parent Guarantor”), and its consolidated subsidiaries. Legacy Vivint Smart Home, Inc. and Holdings have no independent operations.

Unless specified otherwise, amounts in this prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this prospectus have the meanings ascribed to them in the financial statements.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this exchange offer fully, you should read this entire prospectus carefully, including the information set forth under the heading “Risk Factors” and our financial statements. Before participating in the exchange offer, you should read the discussion under “Basis of Presentation” above for the definition of certain terms used in this prospectus and a description of certain transactions and other matters described in this prospectus.

Company Overview

We are a smart home technology company. Our mission is to redefine the home experience through intelligently designed cloud-enabled solutions delivered to every home by people who care. Our brand name, Vivint, represents “to live intelligently”, and our solutions help our subscribers do just that.

Creating a true smart home experience requires an end-to-end platform designed to drive broad consumer adoption. Our smart home platform is comprised of the following five pillars: (1) our Smart Home Operating System, (2) our AI-driven smart home automation and assistance software, Vivint Assist, (3) our portfolio of proprietary, internally developed smart devices, (4) our curated yet extensible partner-neutral ecosystem, and (5) our people delivering tech-enabled premium services, including consultative selling, professional installation, and support.

Our leading smart home platform had over 1.5 million subscribers and managed over 20 million in-home devices, processing over 1.5 billion home activity events each day, as of December 31, 2019. Using our solution, subscribers are able to interact with all aspects of their home with their voice or any mobile device-anytime, anywhere. They can engage with people at their front door; view live and recorded video inside and outside their home; control thermostats, locks, lights, and garage doors; and proactively manage the comings and goings of family, friends, and strangers. Our subscribers engage with our smart home apps approximately seven times per day on average.

Corporate Information

APX Group, Inc. was incorporated under the laws of the State of Delaware on April 5, 2006. Our principal executive offices are located at 4931 North 300 West, Provo, Utah 84604, and our telephone number is (801) 377-9111.

The Exchange Offer

The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus for a more detailed description of the notes.

General	On May 10, 2019, the Issuer issued in a private offering $225,000,000 aggregate principal amount of 8.50% Senior Secured Notes due 2024.

In connection with the private offering, the Issuer and the guarantors of the outstanding 2024 notes entered into a registration rights agreement with the initial purchasers pursuant to which they agreed, among other things, to complete the exchange offer on or prior to May 10, 2020. You are entitled to exchange in the exchange offer your outstanding 2024 notes for exchange notes which are identical in all material respects to the outstanding 2024 notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding 2024 notes under the registration rights agreement; and

•	the additional interest provisions of the registration rights agreement are not applicable.

The Exchange Offer	The Issuer is offering to exchange $225,000,000 aggregate principal amount of 8.50% Senior Secured Notes due 2024 which have been registered under the Securities Act for any and all of its existing unregistered 8.50% Senior Secured Notes due 2024 that were issued on May 10, 2019.

You may only exchange outstanding 2024 notes in a minimum principal amount of $2,000 or in integral multiples of $1,000 in excess thereof.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding 2024 notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding 2024 notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding 2024 notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding 2024 notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes;

cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on April 30, 2020, which is the 24th business day after the date of this prospectus, unless extended by the Issuer. The Issuer does not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding 2024 notes at any time prior to the expiration of the exchange offer. The Issuer will return to you any of your outstanding 2024 notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the exchange notes and the outstanding 2024 notes	The exchange notes will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding 2024 notes. The interest will be payable semi-annually on May 1 and November 1, commencing on the first interest payment date after the completion of the exchange offer. No interest will be paid on outstanding 2024 notes following their acceptance for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which the Issuer may waive.

See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding 2024 notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding 2024 notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding 2024 notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•

you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or, if you are our affiliate, that you will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding 2024 notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding 2024 notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding 2024 notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding 2024 notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding 2024 notes, either make appropriate arrangements to register ownership of the outstanding 2024 notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding 2024 notes and your outstanding 2024 notes are not immediately available or you cannot deliver your outstanding 2024 notes, the letter of transmittal or any other required documents, or you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding 2024 notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding 2024 notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding 2024 notes pursuant to the terms of the exchange offer, the Issuer and the guarantors will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding 2024 notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding 2024 notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding 2024 notes as set forth in the indenture governing the outstanding 2024 notes, except the Issuer and the guarantors will not have any further obligation to you to provide for the exchange and registration of the outstanding 2024 notes under the registration rights agreement. To the extent that outstanding 2024 notes are tendered and accepted in the exchange offer, the trading market for remaining outstanding 2024 notes that are not so tendered and exchanged could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding 2024 notes will continue to be subject to the restrictions on transfer set forth in the outstanding 2024 notes and in the indenture governing the outstanding 2024 notes. In general, the outstanding 2024 notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, the Issuer and the guarantors do not currently anticipate that they will register the outstanding 2024 notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of outstanding 2024 notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer. See “Use of Proceeds.”

The Exchange Notes

The terms of the exchange notes are identical in all material respects to the terms of the outstanding 2024 notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding 2024 notes. The exchange notes will be governed by the same indenture under which the outstanding 2024 notes were issued. The exchange notes will be treated as a single class with the existing registered 2024 notes and the outstanding 2024 notes and will have the same terms as those of the existing registered 2024 notes. The following summary is not intended to be a complete description of the terms of the exchange notes. For a more detailed description of the notes, see “Description of the Notes.”

Issuer	APX Group, Inc.

Notes Offered	$225.0 million aggregate principal amount of 8.50% Senior Secured Notes due 2024.

Maturity Date	November 1, 2024, or on such earlier date as a result of the operation of certain springing maturity date provisions. See “Description of the Notes—Principal, Maturity and Interest.”

Interest	The exchange notes will accrue interest at a rate of 8.50% per annum, payable on May 1 and November 1 of each year, commencing on the first interest payment date after the completion of the exchange offer.

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by Parent Guarantor and each of our existing and future material wholly-owned U.S. restricted subsidiaries to the extent such entities guarantee indebtedness under our revolving credit facility, term loan facility or certain of our other indebtedness or indebtedness of any subsidiary guarantor as described herein. Our existing and future foreign subsidiaries are not expected to guarantee the exchange notes. These guarantees are subject to release under specified circumstances. See “Description of the Notes—Guarantees.”

Ranking	The exchange notes and the guarantees thereof will be our and our guarantors’ senior obligations and will rank (without giving effect to security interests):

•	equally in right of payment with all of our and the guarantors’ existing and future senior obligations;

•	senior in right of payment to any of our and our guarantors’ subordinated indebtedness; and

•	structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that do not guarantee the notes.

The exchange notes and the guarantees thereof will effectively rank behind the claims of holders of “superpriority” obligations, including interest, due under our revolving credit facility, in respect of proceeds from the enforcement of remedies or other realization of collateral. See “Description of the Notes—Intercreditor Agreement.” The exchange notes will also be effectively subordinated to any existing or future indebtedness that is secured by liens on assets that do not constitute a part of the collateral securing the notes to the extent of the value of such assets.

Collateral	The exchange notes and the guarantees thereof will be secured, together with our existing senior secured notes and borrowings under our revolving credit facility and our term loan facility, on a first-priority lien basis by substantially all of the assets of Parent Guarantor, the Issuer, and any existing and future subsidiary guarantors, including all of the capital stock of the Issuer and each restricted subsidiary (which, in the case of foreign subsidiaries, will be limited to 65% of the capital stock of each first-tier foreign subsidiary), subject to certain exceptions and permitted liens, as described in this prospectus.

The Trustee is a party to the intercreditor and collateral agency agreement between the collateral agent for our revolving credit facility, our term loan facility and our existing senior secured notes as to the relative priorities of their respective security interests in the collateral and certain other matters relating to the administration of such security interests (the “Intercreditor agreement”). Under the terms of the security documents and/or Intercreditor agreement, the proceeds of any collection, sale, disposition or other realization of collateral received in connection with the exercise of remedies (including distributions of cash, securities or other property on account of the value of the collateral in a bankruptcy, insolvency, reorganization or similar proceedings) will be applied first to repay “superpriority” obligations, including up to $350.0 million of borrowings under our revolving credit facility. See “Description of the Notes—Intercreditor Agreement” and “Risk Factors—Risks Relating to the Notes and Our Indebtedness—Your right to take enforcement action with respect to the liens securing the notes is limited in certain circumstances, and you will receive the proceeds from such enforcement only after “superpriority” obligations under the revolving credit facility and any incremental facilities have been paid in full.”

No appraisal of the value of the collateral has been made in connection with this exchange offer, and the value of the collateral in the event of liquidation may be materially different from its book value. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the collateral in an orderly sale, general economic conditions and the availability of buyers. The amount to be received upon a sale of the collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, your ability to realize upon any of the collateral may be subject to certain bankruptcy law limitations. See “Description of the Notes—Collateral.”

Some of our assets are excluded from the collateral, as described in “Description of the Notes—Excluded Assets.”

In addition, the collateral will not include any capital stock of any affiliate of Holdings or the Issuer to the extent that the pledge of such capital stock results in our being required to file separate financial statements of such affiliate with the SEC, and any such capital stock that triggers such a requirement to file financial statements of such affiliate with the SEC will automatically be released from the collateral. Notwithstanding the foregoing, any such capital stock that is excluded as collateral securing the exchange notes as a result of such requirement will not be excluded from the collateral securing our revolving credit facility or term loan facility.

Optional Redemption	We may, at our option, redeem at any time and from time to time prior to May 1, 2021, some or all of the exchange notes at 100% of their principal amount thereof plus accrued and unpaid interest to but excluding the redemption date plus the applicable “make-whole premium” described under “Description of the Notes—Optional Redemption.” Prior to May 1, 2021, during any 12 month period, we also may, at our option, redeem at any time and from time to time up to 10% of the aggregate principal amount of the exchange notes issued under the indenture governing the exchange notes (including any additional notes issued thereunder) at a price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, to but excluding the redemption date. From and after May 1, 2021, we may, at our option, redeem at any time and from time to time some or all of the exchange notes at the applicable redemption prices set forth in this prospectus. In addition, on or prior to May 1, 2021, we may, at our option, redeem up to 40% of the notes issued under the indenture governing the exchange notes (including any additional notes issued thereunder) with the proceeds from certain equity offerings at the redemption price listed under “Description of the Notes—Optional Redemption.”

Change of Control Offer

Upon the occurrence of a change of control (as defined in the indenture governing the exchange notes), if we do not redeem the exchange notes, you will have the right, as holders of the exchange notes, to require us to repurchase some or all of your exchange notes at 101% of their principal amount, plus accrued and unpaid interest to but excluding the repurchase date. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Sale Proceeds	If the Issuer or its restricted subsidiaries engage in asset sales, the Issuer generally must either invest the net proceeds from such asset sales in its business within a specific period of time, prepay certain of its or its restricted subsidiaries’ debt or make an offer to purchase a principal amount of the exchange notes with the specified excess net proceeds, subject to certain exceptions. The purchase price of the exchange notes will be 100% of their principal amount plus accrued and unpaid interest to but excluding the payment date, if any. For more information, see “Description of the Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The indenture governing the exchange notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the Issuer;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

These covenants are subject to a number of important limitations and exceptions. During any period in which the exchange notes have an investment grade rating from both Moody’s Investors Service, Inc. (“Moody’s”) and S&P Global Ratings (“S&P”) and no default has occurred and is continuing under the Indenture that governs the exchange notes, the Issuer and its Restricted Subsidiaries will not be subject to certain of these covenants. See “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

Trading Market

The exchange notes will generally be freely transferable (subject to certain restrictions discussed in “The Exchange Offer”) but there can be no assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system.

Governing Law	The exchange notes will be governed by the laws of the State of New York.

Risk Factors

You should carefully consider the information set forth under the section entitled “Risk Factors” beginning on page 11 of this prospectus as well as the other information contained in this prospectus before participating in the exchange offer.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before participating in the exchange offer. The risks and uncertainties described below are not the only risks facing us and your investment in the exchange notes. Additional risks and uncertainties that we are unaware of, or those we currently deem immaterial, also may become important factors that affect us. The following risks could materially and adversely affect our business, financial condition, cash flows or results of operations.

Risks Relating to the Exchange Offer

If you choose not to exchange your outstanding 2024 notes in the exchange offer, the transfer restrictions currently applicable to your outstanding 2024 notes will remain in force and the market price of your outstanding 2024 notes could decline.

If you do not exchange your outstanding 2024 notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding 2024 notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding 2024 notes. In general, the outstanding 2024 notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding 2024 notes under the Securities Act.

The tender of outstanding 2024 notes under the exchange offer will reduce the remaining principal amount of the outstanding 2024 notes, which may have an adverse effect upon and increase the volatility of, the market price of the outstanding 2024 notes due to reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.

We cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may face similar disruptions that may adversely affect the prices at which you may sell your exchange notes. Therefore, you may not be able to sell your exchange notes at a particular time and the price that you receive when you sell may not be favorable.

Risks Relating To Our Business and Industry

Our industry is highly competitive.

We operate in a highly competitive industry. We face, and may in the future face, competition from other providers of information and communication products and services, including cable and telecommunications companies, Internet service providers, large technology companies singular experience companies, industrial and smart hardware companies, and others that may have greater capital and resources than we do. We also face competition from large residential security companies that have or may have greater capital and other resources than us. Competitors that are larger in scale and have greater resources may benefit from greater economies of scale and other lower costs that permit them to offer more favorable terms to consumers (including lower service costs) than we offer, causing such consumers to choose to enter into contracts with such competitors. For instance, cable and telecommunications companies are expanding into the smart home and security industries and are bundling their existing offerings with automation and monitored security services. In some instances, it appears that certain components of such bundled offerings are significantly underpriced and, in effect, subsidized by the rates charged for the other product or services offered by these companies. These bundled pricing alternatives may influence subscribers’ desire to subscribe to our services at rates and fees we consider appropriate. These competitors may also benefit from greater name recognition and superior advertising, marketing, promotional and other resources. To the extent that such competitors utilize any competitive advantages in markets where our business is more highly concentrated, the negative impact on our business may increase over time. In addition to potentially reducing the number of new subscribers we are able to originate, increased competition could also result in increased subscriber acquisition costs and higher attrition rates that would negatively impact us over time. The benefit offered to larger competitors from economies of scale and other lower costs may be magnified by an economic downturn in which subscribers put a greater emphasis on lower cost products or services. In addition, we face competition from regional competitors that concentrate their capital and other resources in targeting local markets.

We also face potential competition from do-it-yourself, or DIY, systems, which enable consumers to install their own systems and monitor and control their home over the Internet without the need for a subscription agreement with a service provider. Improvements in these systems may result in more subscribers choosing to take on the responsibility for installation, maintenance, and management of connected home systems themselves. In addition, consumers may prefer individual device solutions that provide more narrowly targeted functionality instead of a more comprehensive integrated smart home solution. Pricing pressure or improvements in technology and shifts in consumer preferences towards DIY and/or individual solutions could adversely impact our subscriber base or pricing structure and have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Cable and telecommunications companies actively targeting the smart home market and expanding into the monitored security space, and large technology companies expanding into the smart home market could result in pricing pressure, a shift in subscriber preferences towards the services of these companies and a reduction in our market share. Continued pricing pressure from these competitors or failure to achieve pricing based on the competitive advantages previously identified above could prevent us from maintaining competitive price points for our products and services resulting in lost subscribers or in our inability to attract new subscribers and have an adverse effect on our business, financial condition, results of operations and cash flows.

We rely on long-term retention of subscribers and subscriber attrition can have a material adverse effect on our results.

We incur significant upfront costs to originate new subscribers. Accordingly, our long-term performance is dependent on our subscribers remaining with us for several years after the initial term of their contracts. One reason for attrition occurs when subscribers move and do not reconnect. Subscriber moves are impacted by changes in the housing market. See “—Our business is subject to macroeconomic, microeconomic and demographic factors that may negatively impact our results of operations.” Some other factors that can increase subscriber attrition include problems experienced with the quality of our products or services, unfavorable general economic conditions, adverse publicity and the preference for lower pricing of competitors’ products and services. In addition, we generally experience an increased level of subscriber cancellations in the months surrounding the expiration of such subscribers’ initial contract term. If we fail to retain our subscribers for a sufficient period of time, our profitability, business, financial condition, results of operations and cash flows could be materially and adversely affected. Our inability to retain subscribers for a long term could materially and adversely affect our business, financial condition, cash flows or results of operations.

Litigation, complaints or adverse publicity or unauthorized use of our brand name could negatively impact our business, financial condition and results of operations.

From time to time, we engage in the defense of, and may in the future be subject to, certain investigations, claims and lawsuits arising in the ordinary course of our business. For example, we have been named as defendants in putative class actions alleging violations of wage and hour laws, the Telephone Consumer Protection Act, common law privacy and consumer protection laws. From time to time our subscribers have communicated and may in the future communicate complaints to organizations such as the Better Business Bureau, regulators, law enforcement or the media. Any resulting actions or negative subscriber sentiment or publicity could reduce the volume of our new subscriber originations or increase attrition of existing subscribers. Any of the foregoing may materially and adversely affect our business, financial condition, cash flows or results of operations.

Given our relationship with Vivint Solar and the fact that Vivint Solar uses our registered trademark, “Vivint”, in its name pursuant to a licensing agreement, our subscribers and potential subscribers may associate us with any problems experienced with Vivint Solar or adverse publicity related to Vivint Solar’s business. We may not be able to take remedial action to cure any issues Vivint Solar has with its subscribers, and our trademark, brand and reputation may be adversely affected.

Unauthorized use of our brand name by third parties may also adversely affect our business and reputation, including the perceived quality and reliability of our Products and Services. We rely on trademark law, internal policies and agreements with our employees, subscribers, business partners and others to protect the value of our brand name. Despite our precautions, we cannot provide assurance that those procedures are sufficiently effective to protect against unauthorized third-party use of our brand name. We may not be successful in investigating, preventing or prosecuting all unauthorized third-party use of our brand name. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of our resources. These factors could adversely affect our reputation, business, financial condition, results of operations and cash flows.

We are highly dependent on our ability to attract, train and retain an effective sales force and other key personnel.

Our business is highly dependent on our ability to attract, train and retain an effective sales force, especially for our peak April through August sales season. In addition, because sales representatives become more productive as they gain experience, retaining those individuals is very important for our success. If we are unable to attract, train and retain an effective sales force, our business, financial condition, cash flows or results of operations could be adversely affected. In addition, our business is dependent on our ability to attract and retain other key personnel in other critical areas of our business. If we are unable to attract and retain key personnel in our business, it could adversely affect our business, financial condition, cash flows and results of operations.

Our operations depend upon third-party providers of telecommunication technologies and services.

Our operations depend upon third-party cellular and other telecommunications providers to communicate signals to and from our subscribers in a timely, cost-efficient and consistent manner. The failure of one or more of these providers to transmit and communicate signals in a timely manner could affect our ability to provide services to our subscribers. There can be no assurance that third-party telecommunications providers and signal-processing centers will continue to transmit and communicate signals to or from our third-party providers and the monitoring stations without disruption. Any such disruption, particularly one of a prolonged duration, could have a material adverse effect on our business. In addition, failure to renew contracts with existing providers or to contract with other providers on commercially acceptable terms or at all may adversely impact our business.

Certain elements of our operating model have historically relied on our subscribers’ continued selection and use of traditional landline telecommunications to transmit signals to and from our subscribers. There is a growing trend for consumers to switch to the exclusive use of cellular, satellite or internet communication technology in their homes, and telecommunication providers may discontinue their landline services in the future. In addition, many of our subscribers who use cellular communication technology for their systems use products that rely on older 2G and 3G technologies, and certain telecommunication providers have discontinued 2G services in certain markets, and these and other telecommunication providers are expected to discontinue 2G and 3G services in other markets in the future. The discontinuation of landline, 2G, 3G and any other services by telecommunications providers in the future would require our subscriber’s system to be upgraded to alternative, and potentially more expensive, technologies. This could increase our subscriber attrition rates and slow our new subscriber originations. To maintain our subscriber base that uses components that are or could become obsolete, we may be required to upgrade or implement new technologies, including by offering to subsidize the replacement of subscribers’ outdated systems at our expense. Any such upgrades or implementations could require significant capital expenditures and also divert management’s attention and other important resources away from our customer service and new subscriber origination efforts.

We depend on third-party providers of internet access services that may impair, degrade or otherwise block our services that could lead to additional expenses or loss of users.

Our interactive services are accessed through the internet and our security monitoring services are increasingly delivered using internet-based technologies. In addition, our distributed cloud storage solution, including the Vivint Smart Drive, is dependent upon internet services for shared storage. Some providers of broadband access may take measures that affect their subscribers’ ability to use these products and services, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their subscribers more for using our services or terminating the subscriber’s contract.

The Federal Communications Commission (“FCC”) released an order that became effective on June 11, 2018, that repeals most of the rules that the agency previously had in place that prevented providers of broadband internet access services from impairing, degrading or blocking services provided by third parties to us. The prior rules prohibiting impairment, degradation and blocking, are commonly referred to as “network neutrality” rules. Numerous parties have appealed the FCC order which is before the U.S. Court of Appeals for the District of Columbia. We cannot predict whether the FCC order will be upheld, reversed or remanded, nor the timing of the appellate court’s resolution of the appeal.

Following the adoption of the FCC’s order reversing the network neutrality rules, a number of states have passed network neutrality laws. The laws vary by state both in substance and in scope. There is legal uncertainty as to whether states have authority to pass laws that would conflict with the recent FCC order due to the interstate nature of internet communications and for other reasons. We cannot predict whether state laws that are interpreted to conflict with the FCC’s order will survive judicial scrutiny if challenged.

The largest providers of broadband internet access services have publicly stated that network neutrality rules are not required as they would not engage in some of the practices that the rules prohibit. While it is difficult to predict what would occur in the absence of such rules, it is possible that as a result of the lack of network neutrality rules, we could incur greater operating expenses which could harm our results of operations. While we think it is unlikely and that other laws may be implicated should broadband internet access providers affirmatively interfere with the delivery of our services that rely on broadband internet connections, interference with our services by broadband internet access service providers for using our products and services could cause us to lose existing subscribers, impair our ability to attract new subscribers and materially and adversely affect our business, financial condition, results of operations and cash flows.

Changes in laws or regulations that impact our underlying providers of telecommunications services could adversely impact our business

Telecommunications service providers are subject to extensive regulation in the markets where we operate or may expand in the future. Changes in the applicable laws or regulations affecting telecommunication services could require us to change the way we operate, which could increase costs or otherwise disrupt our operations, which in turn could adversely affect our business, financial condition, cash flows or results of operations.

We must successfully upgrade and maintain our information technology systems.

We rely on various information technology systems to manage our operations. As necessary, we implement modifications and upgrades to these systems, and replace certain of our legacy systems with successor systems with new functionality.

There are inherent costs and risks associated with modifying or changing these systems and implementing new systems, including potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. For example, we encountered issues associated with the implementation of our integrated customer resource management, or CRM, system in 2014, which resulted in an immaterial error in our financial statements for the quarter ended June 30, 2014. This error was corrected during the quarter ended September 30, 2014. As a result of the issues encountered associated with the CRM implementation, we also issued a significant number of billing-related subscriber credits during the year ended December 31, 2014, which reduced our revenue. While management seeks to identify and remediate issues, we can provide no assurance that our identification and remediation efforts will be successful or that we will not encounter additional issues as we complete the implementation of these and other systems. In addition, our information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in our business operations and have an adverse effect on our business, cash flows and operations.

Privacy and data protection concerns, laws, and regulations relating to privacy, and data protection and information security could have a material adverse effect on our business.

In the course of our operations, we gather, process, transmit and store subscriber information, including personal, payment, credit and other confidential and private information. We may use this information for operational and marketing purposes in the course of operating our business.

Our collection, retention, transfer and use of this information are governed by U.S. and foreign laws and regulations relating to privacy, data protection and information security, industry standards and protocols or it may be asserted that such industry standards or protocols apply to us. The regulatory framework for privacy and information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In North America, federal and various state and provincial governmental bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage, and security of certain categories of information. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from exploitation of a vulnerability in our systems or services or breaches experienced by our service providers and/or partners. For example, the State of California recently enacted the California Consumer Privacy ACT (“CCPA”), became effective on January 1, 2020. The CCPA expands the scope of what is considered “personal information” and creates new data access and opt-out rights for consumers, which creates new requirements for us and other companies that operate in California. We are also subject to state and federal laws and regulations regarding telemarketing and other telephonic communications and state and federal laws regarding unsolicited commercial emails, as well as regulations relating to automated telemarketing calls, texts or SMS messages.

Many jurisdictions have established their own data security and privacy legal and regulatory frameworks with which we or our vendors or partners must comply to the extent our operations expand into these geographies or the laws and regulations in these frameworks otherwise may be interpreted to apply to us. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses. We are also bound by contractual requirements relating to privacy, data protection and information security, and may agree to additional contractual requirements addressing these matters from time to time.

Our compliance with these various requirements increases our operating costs, and additional laws, regulations, standards or protocols (or new interpretations of existing laws, regulations, standards or protocols) in these areas may further increase our operating costs and adversely affect our ability to effectively market our Products and Services. In view of new or modified legal obligations relating to privacy, data protection or information security, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our products and services and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new services and features could be limited.

Further, our failure or perceived failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a loss of subscriber data, fines, sanctions and other liabilities and additional restrictions on our collection, transfer or use of subscriber data. In addition, our failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a material adverse effect on our reputation, subscriber attrition, new subscriber origination, financial condition, cash flows or results of operations.

If our security controls are breached or unauthorized or inadvertent access to subscriber information or other data or to control or view systems are otherwise obtained, our services may be perceived as insecure, we may lose existing subscribers or fail to attract new subscribers, our business may be harmed, and we may incur significant liabilities.

Use of our solutions involves the storage, transmission and processing of personal, payment, credit and other confidential and private information of our subscribers, and may in certain cases permit access to our subscribers’ homes or property or help secure them. We also maintain and process other confidential and proprietary information in our business, including our employees’ and contractors’ personal information and confidential business information. We rely on proprietary and commercially available systems, software, tools and monitoring to protect against unauthorized use or access of the information we process and maintain. Our services and the networks and information systems we utilize in our business are at risk for breaches as a result of third-party action, employee, vendor or partner error, malfeasance, or other factors. For example, we have experienced instances of our employees, contractors and other third parties improperly accessing our and/or our subscribers’ systems and information in violation of our internal policies and procedures.

Criminals and other nefarious actors are using increasingly sophisticated methods, including cyber-attacks, phishing, social engineering and other illicit acts to capture, access or alter various types of information, to engage in illegal activities such as fraud and identity theft, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and websites. Unauthorized intrusion into the portions of our systems and networks and data storage devices that process and store subscriber confidential and private information, the loss of such information or the deployment of malware or other harmful code to our services or our networks or systems may result in negative consequences, including the actual or alleged malfunction of our products or services. In addition, third parties, including our partners and vendors, could also be sources of security risks to us in the event of a failure of their own security systems and infrastructure. The threats we and our partners and vendors face continue to evolve and are difficult to predict due to advances in computer capabilities, new discoveries in the field of cryptography and new and sophisticated methods used by criminals. There can be no assurances that our defensive measures will prevent cyber-attacks or that we will discover network or system intrusions or other breaches on a timely basis or at all. We cannot be certain that we will not suffer a compromise or breach of the technology protecting the systems or networks that house or access our Products and Services or on which we or our partners or vendors process or store personal information or other sensitive information or data, or that any such incident will not be believed or reported to have occurred. Any such actual or perceived compromises or breaches to systems, or unauthorized access to our subscribers’ data, Products or systems, or acquisition or loss of, data, whether suffered by us, our partners or vendors or other third parties, whether as a result of employee error or malfeasance or otherwise, could harm our business. They could, for example, cause interruptions in operations, loss of data, loss of confidence in our services and products and damage to our reputation, and could limit the adoption of our services and products. They could also subject us to costs, regulatory investigations and orders, litigation, contract damages, indemnity demands and other liabilities and materially and adversely affect our subscriber base, sales, revenues and profits. Any of these could, in turn, have a material adverse impact on our business, financial condition, cash flows or results of operations.

Further, if a high profile security breach occurs with respect to another provider of smart home solutions, our subscribers and potential subscribers may lose trust in the security of our services or in the smart home space generally, which could adversely impact our ability to retain existing subscribers or attract new ones. Even in the absence of any security breach, subscriber concerns about security, privacy or data protection may deter them from using our service. Our insurance policies covering errors and omissions and certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Our Vivint Flex Pay plan is a new business model that may subject us to additional risks.

In 2017, we introduced Vivint Flex Pay, which allowed subscribers to finance the purchase of their Products and related installation through our Vivint Flex Pay plan. Under Vivint Flex Pay we offer to our qualified subscribers an opportunity to finance through a third party the purchase of Products and related installation used in connection with our Smart Home Services. We offer certain of our subscribers who do not qualify for third-party financing and all Canadian subscribers the opportunity to finance their purchase of Products and related installation under a RIC, which is financed by us. Under Vivint Flex Pay, subscribers pay separately for the Products and our Smart Home Services. As an alternative to the financing offered under these programs, subscribers are able to purchase the Products by check, ACH, credit or debit card, and pay in full at the time of installation.

There can be no assurance that the Vivint Flex Pay plan will be successful. If this plan is not favorably received by subscribers or is otherwise not performing as intended by us, it could have an adverse effect on our business, subscriber growth rate, financial condition and results of operations. In addition, reductions in consumer lending and/or the availability of consumer credit under the Vivint Flex Pay plan could limit the number of subscribers with the financial means to purchase the Products and thus limit the number of subscribers who are able to subscribe to our Smart Home Services. There is no assurance that our current providers of consumer financing, or any other companies that may in the future offer financing to our subscribers will continue to provide subscribers with access to credit or that credit limits under such arrangements will be sufficient. In addition, a severe disruption in the global financial markets could impact the providers of installment loans under the Vivint Flex Pay plan and such instability could also affect the ability of subscribers to access financing under the Vivint Flex Pay plan or otherwise. Such restrictions or limitations on the availability of consumer credit or unfavorable reception of the Vivint Flex Pay plan by potential subscribers could have a material adverse impact on our business, results of operations, financial condition and cash flows.

In addition, the Vivint Flex Pay plan subjects us to additional regulatory requirements and compliance obligations. In particular, the Vivint Flex Pay plan may require that we be licensed as a lender in certain jurisdictions in which we operate. We face the risk of increased consumer complaints, potential supervision, examinations or enforcement actions by federal and state licensing and regulatory agencies and/or penalties for violation of financial services, consumer protections and other applicable laws and regulations. For example, in 2019, the Company received a subpoena in connection with an investigation by the U.S. Department of Justice (“DOJ”) concerning potential violations of the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”). The Company also has received a civil investigative demand from the staff of the Federal Trade Commission (“FTC”) concerning potential violations of the Fair Credit Reporting Act (“FCRA”) and the “Red Flags Rule” thereunder, and the Federal Trade Commission Act (“FTC Act”). The Company has cooperated, and intends to continue to cooperate, with any government requests or inquiries. The outcome of these proceedings cannot be predicted at this time. If any proceedings or investigations were to be determined adversely against us or resulted in legal actions, claims, regulatory proceedings, enforcement actions, or judgments, fines, or settlements involving a payment of material amounts, or if injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

We currently offer RICs in all of the jurisdictions in which we operate and therefore are subject to regulation by state and local authorities for the use of RICs. We provide intensive training to our employees regarding sales practices and the content of our RICs and strive to comply in all material respects with these laws; however, we cannot be certain that our employees will abide by our policies and applicable laws, which violations could have a material and adverse impact on our business. We also offer RICs to our Canadian subscribers, and as a result are subject to additional regulatory requirements in Canada. In the future, we may elect to offer installment loans and other financial services products similar to the Consumer Financing Program directly to qualified subscribers. If we elect to offer such financial services directly, this may further expand our regulatory and compliance obligations. In addition, as Vivint Flex Pay evolves, we may become subject to additional regulatory requirements and compliance obligations.

We are subject to payment related risks.

We accept payments using a variety of methods, including check, credit card, debit card, direct debit from a subscriber’s bank account and consumer invoicing. For existing and future payment options that we offer to our subscribers, we may become subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment-processing services, including the processing of credit cards, debit cards and electronic checks, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our subscribers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. See “—Privacy and data protection concerns, and laws, and regulations relating to privacy, data protection and information security, could have a material adverse effect on our business” and “—If our security controls are breached or unauthorized or inadvertent access to subscriber information or other data is otherwise obtained, our services may be perceived as insecure, we may lose existing subscribers or fail to attract new subscribers, our business may be harmed, and we may incur significant liabilities.”

We may fail to obtain or maintain necessary licenses or otherwise fail to comply with applicable laws and regulations.

Our business focuses on contracts and transactions with residential subscribers and therefore is subject to a variety of laws, regulations and licensing requirements that govern our interactions with residential consumers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvements, warranties and door-to-door solicitation. We are a licensed service provider in each market where such licensure is required and we are responsible for every subscriber installation. Our business may become subject to additional such requirements in the future. In certain jurisdictions, we are also required to obtain licenses or permits to comply with standards governing marketing and sales efforts, installation of equipment or servicing of subscribers, monitoring station employee selection and training and to meet certain standards in the conduct of our business. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. We strive to comply with all applicable laws and regulations relating to our interactions with residential subscribers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Our non-compliance with any such law or regulations could also expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business. We have incurred, and will continue to incur, significant expenses to comply with such laws and regulations, and increased regulation of matters relating to our interactions with residential consumers could require us to modify our operations and incur significant additional expenses, which could have an adverse effect on our business, financial condition and results of operations. If we expand the scope of our products or services, or our operations in new markets, we may be required to obtain additional licenses and otherwise maintain compliance with additional laws, regulations or licensing requirements.

Changes in these laws or regulations or their interpretation, as well as new laws, regulations or licensing requirements which may be enacted, could dramatically affect how we do business, acquire subscribers, and manage and use information we collect from and about current and prospective subscribers and the costs associated therewith. For example, certain U.S. municipalities have adopted, or are considering adopting, laws, regulations or policies aimed at reducing the number of false alarms, including: (1) subjecting companies to fines or penalties for transmitting false alarms, (2) imposing fines on subscribers for false alarms or (3) imposing limitations on law enforcement response. These measures could adversely affect our future operations and business by increasing our costs, reducing subscriber satisfaction or affecting the public perception of the effectiveness of our products and services. In addition, federal, state and local governmental authorities have considered, and may in the future consider, implementing consumer protection rules and regulations, which could impose significant constraints on our sales channels.

Regulations have been issued by the Federal Trade Commission (the “FTC”), Federal Communications Commission (the “FCC”), and Canadian Radio-Television and Telecommunications Commission (the “CRTC”) that place restrictions on direct-to-home marketing, telemarketing, email marketing and general sales practices. These restrictions include, but are not limited to, limitations on methods of communication, requirements to maintain a “do not call” list, cancellation rights and required training for personnel to comply with these restrictions.

The FTC regulates both general sales practices and telemarketing specifically and has broad authority to prohibit a variety of advertising or marketing practices that may constitute “unfair or deceptive acts or practices.” The CRTC has enforcement authority under the Canadian Anti-Spam Law, or CASL, which prohibits the sending of commercial emails without prior consent of the recipient or an existing business relationship and sets forth rules governing the sending of commercial emails. CASL allows for a private right of action for the recovery of damages or provides for enforcement by CRTC permitting the recovery of significant civil penalties, costs and attorneys’ fees in the event that regulations are violated. Similarly, most of the statutes and regulations in the United States allow a private right of action for the recovery of damages or provide for enforcement by the FTC, state attorneys general or state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys’ fees in the event that regulations are violated. Any new or changed laws, regulations or licensing requirements, or the interpretation of such laws, regulations or licensing requirements could have a material adverse effect on our business, financial condition, cash flows or results of operations. We strive to comply with all such applicable regulations, but cannot assure you that we or third parties that we may rely on for telemarketing, email marketing and other lead generation activities will be in compliance with all applicable regulations at all times. Although our contractual arrangements with such third parties expressly require them to comply with all such regulations and to indemnify us for their failure to do so, we cannot assure you that the FTC, FCC, CRTC, private litigants or others will not attempt to hold us responsible for any unlawful acts conducted by such third parties or that we could successfully enforce or collect upon such indemnities. Additionally, certain FCC rulings and/or FTC enforcement actions may support the legal position that we may be held vicariously liable for the actions of third parties, including any telemarketing violations by our independent, third party authorized dealers that are performed without our authorization or that are otherwise prohibited by our policies. Both the FCC and the FTC have relied on certain actions to support the notion of vicarious liability, including but not limited to, the use of the company brand or trademark, the authorization or approval of telemarketing scripts or the sharing of consumer prospect lists. Changes in such regulations or the interpretation thereof that further restricts such activities could result in a material reduction in the number of leads for our business and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may fail to comply with import and export, bribery and money laundering laws, regulations and controls.

We conduct our business in the U.S. and Canada and source our Products in Thailand, Vietnam, Mexico, Taiwan, China, Malaysia and the United States. We are subject to regulation by various federal, state, local and foreign governmental agencies, including, but not limited to, agencies and regulatory bodies or authorities responsible for monitoring and enforcing product safety and consumer protection laws, data privacy and security laws and regulations, employment and labor laws, workplace safety laws and regulations, environmental laws and regulations, antitrust laws, federal securities laws and tax laws and regulations.

We are subject to the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, and possibly other anti-bribery laws, including those that comply with the Organization for Economic Cooperation and Development, or OECD, Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and other international conventions. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering, or providing directly or indirectly improper payments or benefits to recipients in the public or private-sector. Certain laws could also prohibit us from soliciting or accepting bribes or kickbacks. We can be held liable for the corrupt activities of our employees, representatives, contractors, partners and agents, even if we did not explicitly authorize such activity. Although we have implemented policies and procedures designed to ensure compliance with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, partners, and agents will comply with these laws and policies.

Our operations require us to import from Thailand, Vietnam, Mexico, Taiwan, China, Malaysia and export to Canada, which geographically stretches our compliance obligations. We are also subject to anti-money laundering laws such as the USA PATRIOT Act and may be subject to similar laws in other jurisdictions. Our Products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. We may also be subject to import/export laws and regulations in other jurisdictions in which we conduct business or source our Products. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

Changes in laws that apply to us could result in increased regulatory requirements and compliance costs which could harm our business, financial condition, cash flows and results of operations. In certain jurisdictions, regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to whistleblower complaints, investigations, sanctions, settlements, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions, suspension or debarment from contracting with certain governments or other customers, the loss of export privileges, multi-jurisdictional liability, reputational harm, and other collateral consequences. If any governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, cash flows and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and an increase in defense costs and other professional fees.

The policies of the U.S. Government may adversely impact our business, financial condition and results of operations.

Certain changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment could adversely affect our business. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August, and September 2018, each followed by a round of retaliatory Chinese tariffs on U.S. goods. If duties on existing tariffs are raised or if additional tariffs are announced, many of our inbound products to the United States would be subject to tariffs assessed in the cost of goods as imported. If these duties are imposed on such products, we may be required to raise our prices, which may result in the loss of subscribers and harm our operating performance. Alternatively, we may seek to shift production outside of China, resulting in additional costs and disruption to our operations. Additionally, the current administration continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China.

On December 22, 2017, the U.S. President signed into law the “Tax Cuts and Jobs Act” (the “Act”). Among other changes, the Act imposes limitations on the deductibility of interest. Moreover, the effects of the Act are not yet entirely clear and will depend on, among other things, additional regulatory and administrative guidance, as well as any statutory technical corrections that are subsequently enacted, which could have an adverse effect on the U.S. federal income taxation of us and our subsidiaries’ operations.

While there is currently a substantial lack of clarity and uncertainty around the likelihood, timing and details of any such policies and reforms, such policies and reforms may materially and adversely affect our business, financial condition and results of operations and the value of our securities.

Police departments could refuse to respond to calls from monitored security service companies.

Police departments in certain U.S. and Canadian jurisdictions do not respond to calls from monitored security service companies unless certain conditions are met, such as video or other verification or eyewitness accounts of suspicious activities, either as a matter of policy or by local ordinance. In most cases this is accomplished through contracts with private guard companies, which increases the overall cost of monitoring. If more police departments were to refuse to respond or be prohibited from responding to calls from monitored security service companies unless certain conditions are met, such as video or other verification or eyewitness accounts of suspicious activities, our ability to attract and retain customers could be negatively impacted and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Increased adoption of laws purporting to characterize certain charges in our subscriber contracts as unlawful, may adversely affect our operations.

If a subscriber cancels prior to the end of the initial term of the contract, other than in accordance with the contract, we may, under the terms of the subscriber contract, charge the subscriber the amount that would have been paid over the remaining term of the contract. Several states have adopted, or are considering adopting, laws restricting the charges that can be imposed upon contract cancellation prior to the end of the initial contract term.

Such initiatives could negatively impact our business and have a material adverse effect on our business, financial condition, cash flows or results of operations. Adverse rulings regarding these matters could increase legal exposure to subscribers against whom such charges have been imposed and increase the risk that certain subscribers may seek to recover such charges from us through litigation or otherwise. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on our business, financial condition, cash flows or results of operations.

Our new Products and Services may not be successful.

We launched our first smart home Products and Services beginning in 2010. Since that time we have launched a number of other offerings. We anticipate launching additional Products and Services in the future. These Products and Services and the new Products and Services we may launch in the future may not be well-received by our subscribers, may not help us to generate new subscribers, may adversely affect the attrition rate of existing subscribers, may increase our subscriber acquisition costs and may increase the costs to service our subscribers. For example, during the year ended December 31, 2015 we recorded restructuring and asset impairment charges for our wireless internet business totaling $59.2 million, which resulted in $52.5 million of asset impairment charges related to write downs of our network assets, subscriber acquisition costs, certain intellectual property and goodwill and $5.1 million in net restructuring charges related to employee severance and termination benefits as well as write offs of certain vendor contracts. Any profits we may generate from these or other new Products or Services may be lower than profits generated from our other Products and Services and may not be sufficient for us to recoup our development or subscriber acquisition costs incurred. New Products and Services may also have lower gross margins, particularly to the extent that they do not fully utilize our existing infrastructure. In addition, new Products and Services may require increased operational expenses or subscriber acquisition costs and present new and difficult technological and intellectual property challenges that may subject us to claims or complaints if subscribers experience service disruptions or failures or other quality issues. To the extent our new Products and Services are not successful, it could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our new retail strategy may subject us to additional risks.

Historically, we have primarily originated subscribers through our direct-to-home and inside sales channels. However, in 2017 we developed a new strategy to enter into the retail channel in order to expand our reach to the broad consumer market. For example, on May 4, 2017, we announced an agreement with Best Buy, pursuant to which the parties had agreed to jointly market and sell smart home products and services. In July 2018, as part of certain cost reduction initiatives, the goal of which was to reduce certain of our general and administrative, subscriber service, and sales support fixed costs, we agreed in principle to end the co-branded Best Buy Smart Home by Vivint arrangement and in December 2018 we formally terminated our relationship with Best Buy. We continue to explore other retail strategy opportunities and may devote significant management attention, substantial capital and other resources in connection with such efforts. However, despite these efforts and expenses, we may not be able to establish retail distribution channels for our products and services.

The technology we employ may become obsolete, which could require significant capital expenditures.

Our industry is subject to continual technological innovation. Our Products and Services interact with the hardware and software technology of systems and devices located at our subscribers’ property. We may be required to implement new technologies or adapt existing technologies in response to changing market conditions, subscriber preferences, industry standards or inability to secure necessary intellectual property licenses, which could require significant capital expenditures. It is also possible that one or more of our competitors could develop a significant technological advantage that allows them to provide additional or superior products or services, or to lower their price for similar products or services, that could put us at a competitive disadvantage. Our inability to adapt to changing technologies, market conditions or subscriber preferences in a timely manner could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our future operating and financial results are uncertain.

Prior growth rates in revenues and other operating and financial results should not be considered indicative of our future performance. Our future performance and operating results depend on, among other things: (1) our ability to renew and/or upgrade contracts with existing subscribers and maintain subscriber satisfaction with existing subscribers, (2) our ability to generate new subscribers, including our ability to scale the number of new subscribers generated through inside sales and other channels, (3) our ability to increase the density of our subscriber base for existing service locations or continue to expand into new geographic markets, (4) our ability to successfully develop and market new and innovative Products and Services, (5) the level of product, service and price competition, (6) the degree of saturation in, and our ability to further penetrate, existing markets, (7) our ability to manage growth, revenues, origination or acquisition costs of new subscribers and attrition rates, the cost of servicing our existing subscribers and general and administrative costs and (8) our ability to attract, train and retain qualified employees. If our future operating and financial results suffer as a result of any of the other reasons mentioned above, or any other reasons, there could be a material adverse effect on our business, financial condition, cash flows or results of operations.

There can be no assurance that we will be able to achieve or maintain profitability or positive cash flow from operations.

Our ability to generate future positive operating results and cash flows depends, in part, on our ability to generate new subscribers in a cost effective manner, while minimizing attrition of existing subscribers. New subscriber acquisitions play a particularly important role in our financial model as they not only increase our future operating cash flows, but also help to replace the cash flows lost as a result of subscriber attrition. If we are unable to cost-effectively generate new subscribers or retain our existing subscribers, our business, operating results and financial condition would be materially adversely affected. In addition, to drive our growth, we have made significant upfront investments in subscriber acquisition costs, as well as technology and infrastructure to support our growing subscriber base. As a result of these investments, we have incurred losses and used significant amounts of cash to fund operations. As our business scales we expect recurring revenue to increase due to growth in our total subscribers. If such increase occurs, a greater percentage of our net acquisition costs for new subscribers may be funded through revenues generated by our existing subscriber base. We also expect the number of new subscribers to decrease as a percentage of our total subscribers as our business scales, which we believe, along with the expected growth in recurring revenue, will improve operating results and operating cash flows over time. Our ability to improve our operating results and cash flows, however, is subject to a number of risks and uncertainties and there can be no assurance that we will achieve such improvements. To the extent the number of new subscribers does not decrease as a percentage of our total subscribers or we do not reduce the percentage of our revenue used to support new investments, we will continue to incur losses and require a significant amount of cash to fund our operations, which in turn could have a material adverse effect on our business, cash flows, operating results and financial condition.

Our business is subject to economic and demographic factors that may negatively impact our results of operations.

Our business is generally dependent on national, regional and local economic conditions. Historically, both the U.S. and worldwide economies have experienced cyclical economic downturns, some of which have been prolonged and severe. These economic downturns have generally coincided with, and contributed to, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence and spending, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions and concerns result in a decline in business and consumer confidence and increased unemployment.

Where disposable income available for discretionary spending is reduced (due to, for example, higher housing, energy, interest or other costs or where the perceived wealth of subscribers has decreased) and disruptions in the financial markets adversely impact the availability and cost of credit, our business may experience increased attrition rates, a reduced ability to originate new subscribers and reduced consumer demand.

For instance, recoveries in the housing market increase the occurrence of relocations, which may lead to subscribers disconnecting service and not contracting with us in their new homes. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the specific markets where our subscribers are located.

Furthermore, any deterioration in new construction and sales of existing single-family homes could reduce opportunities to originate new subscribers and increase attrition among our existing subscribers. Such downturns in the economy in general, and the housing market in particular may negatively affect our business.

In addition, unfavorable shifts in population and other demographic factors may cause us to lose subscribers as people migrate to markets where we have little or no presence, or if the general population shifts into a less desirable age, geographic or other demographic group from our business perspective.

Our inside sales and retail channels depend on third parties and other sources that we do not control to generate leads that we then convert into subscribers. If our third-party partners and lead generators are not successful in generating leads for our inside sales and retail sales channels, if the quality of those leads deteriorates, or if we are unable to generate leads through other sources that are cost effective and can be successfully converted into subscribers, it could have a material adverse effect on our financial condition, cash flows or results of operations.

Also, our subscribers consist largely of homeowners, who are subject to economic, credit, financial and other risks, as applicable. These risks could materially and adversely affect a subscriber’s ability to make required payments to us on a timely basis. Any such decrease or delay in subscriber payments may have a material adverse effect on us. As a result of financial distress, subscribers may apply for relief under bankruptcy and other laws relating to creditors’ rights. In addition, subscribers may be subject to involuntary application of such bankruptcy and other laws relating to creditors’ rights. The bankruptcy of a subscriber could adversely affect our ability to collect payments, to protect our rights and otherwise realize the value of our contract with the subscriber. This may occur as a result of, among other things, application of the automatic stay, delays and uncertainty in the bankruptcy process and potential rejection of such subscriber contracts. Our subscribers’ inability to pay, whether as a result of economic or credit issues, bankruptcy or otherwise, could have a material adverse effect on our financial condition, cash flows or results of operations.

We depend on a limited number of suppliers to provide our Products and Services. Our product suppliers, in turn, rely on a limited number of suppliers to provide significant components and materials used in our products. A change in our existing preferred supply arrangements or a material interruption in supply of products or third party services could increase our costs or prevent or limit our ability to accept and fill orders for our products and services.

We obtain important components of our systems from several suppliers. Should such suppliers cease to manufacture the products we purchase from them or become unable to timely deliver these products in accordance with our requirements, or should such other suppliers choose not to do business with us, we may be required to locate alternative suppliers. We also rely on a number of sole or limited source suppliers for critical components of our solution. Replacing sole source suppliers or our limited source suppliers could require the expenditure of significant resources and time to redesign and resource these products. In addition, any financial or other difficulties our suppliers face may have negative effects on our business. We may be unable to locate alternate suppliers on a timely basis or to negotiate the purchase of control panels or other equipment on favorable terms, if at all. In addition, our equipment suppliers, in turn, depend upon a limited number of outside unaffiliated suppliers for key components and materials used in our control panels and other equipment. If any of these suppliers cease to or are unable to provide components and materials in sufficient quantity and of the requisite quality, especially during our summer selling season when a large percentage of our new subscriber originations occur, and if there are not adequate alternative sources of supply, we could experience significant delays in the supply of equipment. Any such delay in the supply of equipment of the requisite quality could adversely affect our ability to originate subscribers and cause our subscribers not to continue, renew or upgrade their contracts or to choose not to purchase such Products or Services from us. This would result in delays in or loss of future revenues and could have a material adverse effect on our business, financial condition, cash flows or results of operations. Also, if previously installed components and materials were found to be defective, we might not be able to recover the costs associated with the recall, repair or replacement of such products, across our installed subscriber base, and the diversion of personnel and other resources to address such issues could have a material adverse effect on our financial condition, cash flows or results of operations.

Currency fluctuations could materially and adversely affect us and we have not hedged this risk.

Historically, a small portion of our revenue has been denominated in Canadian Dollars. For the year ended December 31, 2019, before intercompany eliminations, approximately $72.2 million of our revenues were denominated in Canadian Dollars. As of December 31, 2019, $290.5 million of our total assets and $259.9 million of our total liabilities were denominated in Canadian Dollars. In the future, we expect to continue generating revenue denominated in Canadian Dollars and other foreign currencies. Accordingly, we may be materially and adversely affected by currency fluctuations in the U.S. Dollar versus these currencies. Weaker foreign currencies relative to the U.S. Dollar may result in lower levels of reported revenues with respect to foreign currency-denominated subscriber contracts, net income, assets, liabilities and accumulated other comprehensive income on our U.S. Dollar-denominated financial statements. We have not historically hedged against this exposure. Foreign exchange rates are influenced by many factors outside of our control, including but not limited to: changing supply and demand for a particular currency, monetary policies of governments (including exchange-control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or on an investment by residents of a country in other countries), changes in balances of payments and trade, trade restrictions and currency devaluations and revaluations. Also, governments may from time to time intervene in the currency markets, directly and by regulation, to influence prices directly. As such, these events and actions are unpredictable. The resulting volatility in the exchange rates for the other currencies could have a material adverse effect on our financial condition and results of operations.

We rely on certain third-party providers of licensed software and services integral to the operations of our business.

Certain aspects of the operation of our business depend on third-party software and service providers. We rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, our subscribers with Go! Control panels utilize technology hosted by Alarm.com to access their systems remotely through a smart phone application or through a web interface. With regard to licensed software technology, we are, to a certain extent, dependent upon the ability of third parties to maintain, enhance or develop their software and services on a timely and cost-effective basis, to meet industry technological standards and innovations to deliver software and services that are free of defects or security vulnerabilities, and to ensure their software and services are free from disruptions or interruptions. Further, these third-party services and software licenses may not always be available to us on commercially reasonable terms or at all.

If our agreements with third-party software or services vendors are not renewed or the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of our products or services, are defective or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by the third-party software or services with software or services from alternative providers. Furthermore, even if we obtain licenses to alternative software or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring stations and at our subscribers’ homes, including security system control panels and peripherals, to affect our integration of or migration to alternative software products. Any of these factors could have a material adverse effect on our financial condition, cash flows or results of operations.

We are highly dependent on the proper and efficient functioning of our computer, data back-up, information technology, telecom and processing systems, platform and our redundant monitoring stations.

Our ability to keep our business operating is highly dependent on the proper and efficient operation of our computer systems, information technology systems, telecom systems, data processing systems and subscriber software platform. Although we have redundant central monitoring facilities, back-up computer and power systems and disaster recovery tests, if there is a catastrophic event, natural disaster, security breach, negligent or intentional act by an employee or other extraordinary event, we may be unable to provide our subscribers with uninterrupted services.

Furthermore, because computer and data back-up and processing systems are susceptible to malfunctions and interruptions, we cannot guarantee that we will not experience service failures in the future. A significant or large-scale malfunction or interruption of any computer or data back-up and processing system could adversely affect our ability to keep our operations running efficiently and respond to alarm system signals. We do not have a backup system for our subscriber software platform. If a malfunction results in a wider or sustained disruption, it could have a material adverse effect on our reputation, business, financial condition, cash flows or results of operations.

We are subject to unionization and labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

Currently, a very small minority of our employees are represented by a union. As we continue to grow, and enter different regions, unions may make further attempts to organize all or part of our employee base. If more or all of our workforce were to become unionized, and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Additionally, responding to such organization attempts distracts our management and results in increased legal and other professional fees; and, labor union contracts could put us at increased risk of labor strikes and disruption of our operations.

Our business is subject to a variety of employment laws and regulations and may become subject to additional such requirements in the future. Although we believe we are in material compliance with applicable employment laws and regulations, in the event of a change in requirements, we may be required to modify our operations or to utilize resources to maintain compliance with such laws and regulations. Moreover, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour disputes, labor standards or healthcare and benefit issues. Our failure to comply with applicable employment laws and regulations and related legal actions against us, may affect our ability to compete or have a material adverse effect on our business, financial condition, cash flows or results of operations.

The loss of our senior management could disrupt our business.

The success of our business depends upon the skills, experience and efforts of our key executive personnel and employees. Our founder and Chief Executive Officer Todd Pedersen and other members of our senior management have been and will continue to be integral to the continuing evolution of our business. There is significant competition for executive personnel with experience in the smart home and security industry and our sales channels. As a result of this need and the competition for a limited pool of industry-based executive experience, we may not be able to retain our existing senior management. For example, in 2019, our then Chief Financial Officer left the Company to pursue another opportunity. In addition, we may not be able to fill new positions or vacancies created by expansion or turnover. We do not and do not currently expect to have in the future “key person” insurance on the lives of any member of our senior management. The loss of any member of our senior management team without retaining a suitable replacement could have a material adverse effect on our business, financial condition, cash flows or results of operations.

If we are unable to acquire necessary intellectual property or adequately protect our intellectual property, we could be competitively disadvantaged.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our proprietary technology, brands and other intellectual property against dilution, infringement, misappropriation and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on a combination of patent, trademark, copyright and trade secret laws of the United States, Canada and other countries and a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection. In addition, we make efforts to acquire rights to intellectual property necessary for our operations. However, there can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States.

We own a portfolio of issued U.S. patents and pending U.S. and foreign patent applications that relate to a variety of smart home, security and wireless Internet technologies utilized in our business. We may file additional patent applications in the future in the United States and internationally. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention.

If we fail to acquire the necessary intellectual property rights or adequately protect or assert our intellectual property rights, competitors may dilute our brands or manufacture and market similar products and services or convert our subscribers, which could adversely affect our market share and results of operations. We may not receive patents or trademarks for all our pending patent and trademark applications, and existing or future patents or licenses may not provide competitive advantages for our products and services. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, or that our issued patents will not provide us with any competitive advantages. Our competitors may challenge, invalidate or avoid the application of our existing or future intellectual property rights that we obtain or license. In addition, patent rights may not prevent our competitors from developing, using or selling products or services that are similar to or address the same market as our products and services. The loss of protection for our intellectual property rights could reduce the market value of our brands and our products and services, reduce new subscriber originations or upgrade sales to existing subscribers, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our policy is to require our employees that were hired to develop material intellectual property included in our products to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement, misappropriation or other violations of our intellectual property rights and pursue infringement, misappropriation or other claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents and registered trademarks, we rely on trade secret rights, copyrights and other rights to protect our unpatented proprietary intellectual property and technology. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or subscribers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees and third parties that have access to our material confidential information, and generally limits access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology, could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products and may not provide an adequate remedy in the event of unauthorized use or disclosure. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. Competitors may independently develop technologies or products that are substantially equivalent or superior to our solutions or that inappropriately incorporate our proprietary technology into their products or they may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information. In addition, if we expand the geography of our service offerings, the laws of some foreign countries where we may do business in the future do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement, misappropriation or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property and technology, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

From time to time, we are subject to claims for infringing, misappropriating or otherwise violating the intellectual property rights of others, and will be subject to such claims in the future, which could have an adverse effect on our business and operations.

We cannot be certain that our products and services or those of third parties that we incorporate into our offerings do not and will not infringe the intellectual property rights of others. Many of our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. From time to time, we are subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others, including litigation brought by special purpose or so-called “non-practicing” entities that focus solely on extracting royalties and settlements by enforcing intellectual property rights and against whom our patents may therefore provide little or no deterrence or protection. Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time-consuming and expensive. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights) or discontinue or modify certain products or services that are found to infringe another party’s rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. We have in the past and will continue in the future to seek one or more licenses to continue offering certain products or services, which could have a material adverse effect on our business, financial condition, cash flows or results of operations. For example, we are one of several respondents in a patent matter pending before the U.S. International Trade Commission seeking an injunction against the continued importation of certain of our hardware. We have also been named as a defendant in related U.S. District Court cases alleging patent infringement and in which the plaintiff seeks unspecified money damages. We believe that the allegations in each of these matters are without merit and intend to vigorously defend against the claims; however, there can be no assurance regarding the ultimate outcome of these matters.

In some cases, we indemnify our channel partners against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Such claims could arise out of our indemnification obligation with our channel partners and end-subscribers, whom we typically indemnify against such claims. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by the discovery process. Although claims of this kind have not materially affected our business to date, there can be no assurance material claims will not arise in the future.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we could be unable to continue to offer our affected products, subscriptions or services), effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products, providing certain subscriptions or performing certain services or that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business, financial condition and results of operations.

Our solutions contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products and subscriptions.

Certain of our solutions contain software modules licensed to us by third-party authors under “open-source” licenses. The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code.

Some open-source licenses contain requirements that we make available the source code for modifications or derivative works we create based upon the type of open-source software we use. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us.

Although we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize solutions incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open-source software in our solutions will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re- engineering could not be accomplished on a timely or cost-effective basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, results of operations and financial condition.

If we fail to maintain effective internal control over financial reporting at a reasonable assurance level, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. If material weaknesses in our internal controls are discovered, they may adversely affect our ability to record, process, summarize and accurately report timely financial information and, as a result, our financial statements may contain material misstatements or omissions.

In addition, it is possible that control deficiencies could be identified by our management or by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny, and cause investors to lose confidence in our reported financial condition, lead to a default under our indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flow or results of operations.

Product or service defects or shortfalls in subscriber service could have an adverse effect on us.

Our inability to provide Products, Services or subscriber service in a timely manner or defects with our Products or Services, including products and services of third parties that we incorporate into our offerings, could adversely affect our reputation and subject us to claims or litigation. In addition, our inability to meet subscribers’ expectations with respect to our Products, Services or subscriber service could increase attrition rates or affect our ability to generate new subscribers and thereby have a material adverse effect on our business, financial condition, cash flow or results of operations.

We are exposed to greater risk of liability for employee acts or omissions or system failure, than may be inherent in other businesses.

The nature of the Products and Services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. If subscribers believe that they incurred losses as a result of our action or inaction, the subscribers (or their insurers) have and could in the future bring claims against us. Although our service contracts contain provisions limiting our liability for such claims, no assurance can be given that these limitations will be enforced, and the costs of such litigation or the related settlements or judgments could have a material adverse effect on our financial condition. In addition, there can be no assurance that we are adequately insured for these risks. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence. If significant uninsured damages are assessed against us, the resulting liability could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Future transactions could pose risks.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional business opportunities and may decide to eliminate or acquire certain businesses, products or services or expand into new channels or industries. Such acquisitions or dispositions could be material. For example, in August 2014, we acquired Space Monkey, a distributed cloud storage technology solution company; in 2019 we completed a spin-off of our wireless internet business and in 2020 our parent company consummated a merger with Mosaic Acquisition Corp. There are various risks and uncertainties associated with potential acquisitions and divestitures, including: (1) availability of financing; (2) difficulties related to integrating previously separate businesses into a single unit, including product and service offerings, distribution and operational capabilities and business cultures; (3) general business disruption;

(4) managing the integration process; (5) diversion of management’s attention from day-to-day operations; (6) assumption of costs and liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; (7) failure to realize anticipated benefits and synergies, such as cost savings and revenue enhancements; (8) potentially substantial costs and expenses associated with acquisitions and dispositions; (9) potential increases in compliance costs; (10) failure to retain and motivate key employees and (11) difficulties in applying our internal control over financial reporting and disclosure controls and procedures to an acquired business. Any or all of these risks and uncertainties, individually or collectively, could have material adverse effect on our business, financial condition, cash flow or results of operations. We can offer no assurance that any such strategic opportunities will prove to be successful. Among other negative effects, our pursuit of such opportunities could cause our cost of investment in new subscribers to grow at a faster rate than our recurring revenue and fees collected at the time of installation. Additionally, any new product or service offerings could require developmental investments or have higher cost structures than our current arrangements, which could reduce operating margins and require more working capital. Moreover, expansion into any new industry or channel could result in higher compliance costs as we may become subject to laws and regulations to which we are not currently subject.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of December 31, 2019, we had approximately $1.0 billion of goodwill and identifiable intangible assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. In addition, as of December 31, 2019, we had $1.2 billion of capitalized contract costs, net. We review such assets for impairment at least annually. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the Products and Services we offer, challenges to the validity of certain intellectual property, reduced sales of certain products or services incorporating intellectual property, increased attrition and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position and results of operations.

Insurance policies may not cover all of our operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.

We are subject to all of the operating hazards and risks normally incidental to the provision of our products and services and business operations. In addition to contractual provisions limiting our liability to subscribers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. See “—We are exposed to greater risk of liability for employee acts or omissions or system failure, than may be inherent in other businesses.” Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our business is concentrated in certain markets.

Our business is concentrated in certain markets. As of December 31, 2019, subscribers in Texas and California represented approximately 19% and 9%, respectively, of our total subscriber base. Accordingly, our business and results of operations are particularly susceptible to adverse economic, weather and other conditions in such markets and in other markets that may become similarly concentrated.

Catastrophic events may disrupt our business.

Unforeseen events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the recent emergence of a novel coronavirus (COVID-19), and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States, Canada or elsewhere, could disrupt our operations, disrupt the operations of suppliers or subscribers or result in political or economic instability. These events could reduce demand for our products and services, make it difficult or impossible to receive equipment from suppliers or impair our ability to market our products and services and/or deliver products and services to subscribers on a timely basis. Any such disruption could also damage our reputation and cause subscriber attrition. We could also be subject to claims or litigation with respect to losses caused by such disruptions. Our property and business interruption insurance may not cover a particular event at all or be sufficient to fully cover our losses. With respect to COVID-19, we cannot presently estimate the overall operational and financial impact to our business that may result from the recent global outbreak of COVID-19, which could be material to our 2020 results, and which is highly dependent on the breadth and duration of the outbreak and could be affected by other factors we are not currently able to predict, including new information which may emerge concerning the severity of COVID-19, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. Any widespread growth in infections, or travel restrictions, quarantines or site closures imposed as a result of COVID-19, could, among other things, require the company to implement mandatory work-from-home protocols resulting in additional expenses and strain on the business as well as adversely impact the ability of our employees to staff call centers, or enter homes to sell or install new systems or repair existing systems.

If the insurance industry changes its practice of providing incentives to homeowners for the use of residential electronic security services, we may experience a reduction in new subscriber growth or an increase in our subscriber attrition rate.

Some insurers provide a reduction in premium rates for insurance policies written on homes that have monitored electronic security systems. There can be no assurance that insurance companies will continue to offer these rate reductions. If these incentives were reduced or eliminated, homeowners who otherwise may not feel the need for our products or services would be removed from our potential subscriber pool, which could hinder the growth of our business, and existing subscribers may choose to cancel or not renew their contracts, which could increase our attrition rates. In either case, our results of operations and growth prospects could be adversely affected.

We have recorded net losses in the past and we may experience net losses in the future.

We have recorded consolidated net losses of $395.8 million, $467.9 million, and $410.2 million in the years ended December 31, 2019, 2018, and 2017, respectively. We may likely continue to record net losses in future periods.

The nature of our business requires the application of complex revenue and expense recognition rules and the current legislative and regulatory environment affecting generally accepted accounting principles is uncertain. Significant changes in current principles could affect our financial statements going forward and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. For example, in May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which superseded nearly all existing revenue recognition guidance. We adopted the new standard effective January 1, 2018 utilizing a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. See Note 2 to the accompanying audited consolidated financial statements.

Risks Relating to the Notes and Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have substantial indebtedness. Net cash interest paid for the years ended December 31, 2019 and 2018 related to our indebtedness (excluding finance leases) totaled $250.4 million and $236.7 million, respectively. Our net cash from operating activities for the years ended December 31, 2019 and 2018, before these interest payments, was an inflow of $28.8 million and an inflow of $16.2 million, respectively. Accordingly, our net cash from operating activities for the years ended December 31, 2019 and 2018 was insufficient to cover these interest payments.

As of December 31, 2019, we had approximately $3.3 billion aggregate principal amount of total debt outstanding, all of which was issued or borrowed by APX and guaranteed by APX Group Holdings, Inc. and by substantially all of APX’s domestic subsidiaries, $2.4 billion of which was secured debt, which requires significant interest and principal payments. Subject to the limits contained in the agreements governing our existing indebtedness and the notes , we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows and future borrowings available for working capital, capital expenditures (including subscriber acquisition costs), acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We may be able to incur significant additional indebtedness in the future.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above. As of December 31, 2019, we had $32.1 million of availability under the revolving credit facility (after giving effect to $11.1 million of letters of credit outstanding and $245.0 million of borrowings). Moreover, although the debt agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the previous risk factor would increase. In addition, the exceptions to the restrictive covenants permit us to enter into certain other transactions.

Accordingly, subject to market conditions, we opportunistically seek to access the credit and capital markets from time to time, whether to refinance or retire our existing indebtedness, for the investment in and operation of our business, or for other general corporate purposes. Such transactions may take the form of new or amended senior secured credit facilities, including term or revolving loans, secured or unsecured notes and/or other instruments or indebtedness. These transactions may result in an increase in our total indebtedness, secured indebtedness and/or debt service costs.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our revolving credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

We may be unable to service our indebtedness, including the notes.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the notes, to refinance our debt or to fund our other liquidity needs (including funding subscriber acquisition costs). Moreover, the Issuer is a holding company and accordingly is dependent upon distributions from its subsidiaries to make payments in respect of the notes.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the notes, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default, the holders of our indebtedness, including the notes, could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. The lenders under our revolving credit facility could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation. If we breach our covenants under our revolving credit facilities, we would be in default under the applicable credit facility. The lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The debt agreements governing our existing indebtedness and the notes impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The debt agreements governing our existing indebtedness and the notes impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	materially change the nature of our business;

•	amend, prepay, redeem or purchase certain subordinated debt;

•	enter into agreements that restrict the ability of certain subsidiaries to make dividends or other payments to the Issuer; and

•	transfer or sell assets.

In addition, our revolving credit facility requires that we maintain a consolidated first lien net leverage ratio of not more than 5.95 to 1.0 on the last day of each applicable test period.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our existing indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Claims of holders of the notes will be structurally subordinated to claims of creditors of certain of our subsidiaries that will not guarantee the notes.

The notes will not be guaranteed by certain of our existing and future subsidiaries, including all of our non-U.S. subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors and will not be satisfied from the assets of these non-guarantor subsidiaries until their creditors are paid in full. Before intercompany eliminations, revenues from our non-guarantor subsidiaries were approximately $72.2 million, or 6.2% of our total revenues, for the year ended December 31, 2019. As of December 31, 2019, before intercompany eliminations, liabilities of our non-guarantor subsidiaries were approximately $259.9 million, or 5.9% of our total liabilities. Our guarantor subsidiaries also guarantee our existing notes and any indebtedness incurred under our revolving credit facility and our term loan facility. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or a guarantor of the notes. The debt agreements governing our existing indebtedness and the notes permit these subsidiaries to incur certain additional debt and do not limit their ability to incur other liabilities that are not considered indebtedness under such agreements.

Federal and state statutes may allow courts, under specific circumstances, to void the notes, the guarantees and the security interests, subordinate claims in respect of the notes, the guarantees and the security interests and/or require holders of the notes to return payments received from us.

Under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes, the guarantees and the security interests, could be voided, or claims in respect of the notes, the guarantees and the security interests, could be subordinated to all of our other debt, if the issuance of the notes, a guarantee or a grant of security was found to have been made for less than reasonably equivalent value or fair consideration and we or the guarantors, at the time we incurred the indebtedness evidenced by the notes or guarantees:

•	were insolvent or rendered insolvent by reason of such indebtedness;

•	were engaged in, or about to engage in, a business or transaction for which our or such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or such guarantor would incur, debts beyond our or such guarantor’s ability to repay such debts as they mature.

A court might also void the issuance of the notes, a guaranty or a grant of security, without regard to the above factors, if the court found that we issued the notes or the guarantors entered into the applicable guaranty or security agreements with actual intent to hinder, delay or defraud our or their respective creditors.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees and the security agreements, respectively, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Specifically, it may be asserted (and a court may consequently determine) that the guarantors incurred their guarantees for our benefit and did not themselves receive a direct or indirect benefit from the issuance of the notes, such that they incurred the obligations under the note guarantees or granted the liens for less than reasonably equivalent value or fair consideration. Therefore, a court could void the obligations under the guarantees (and the related security interests), subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes. If a court were to void the issuance of the notes, the guarantees or the related security agreements, you would no longer have a claim against us or the guarantors or, in the case of the security agreements, a claim with respect to the related collateral. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any; accordingly, in the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. In addition, the court might direct you to repay any amounts that you already received from us or the guarantors or, with respect to the notes, any guarantee or the collateral.

In addition, any payment by us or a guarantor pursuant to the notes or the guarantees made at a time when we or a guarantor were subsequently found to be insolvent could be voided as a preferential transfer and required to be returned to us or a guarantor or to a fund for the benefit of our or the guarantor’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a hypothetical liquidation under Title 11 of the United States Code, as amended (the “Bankruptcy Code”).

The measures of insolvency for purposes of these fraudulent and preferential transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent or preferential transfer has occurred. Generally, however, we or a guarantor would be considered insolvent if:

•	the sum of our or such guarantor’s debts, including contingent liabilities, were greater than the fair value of all our assets;

•

the present fair saleable value of our or such guarantor’s assets were less than the amount that would be required to pay our or such guarantor’s probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we or a guarantor could not pay our or such guarantor’s debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we or the guarantors believe that, after giving effect to the indebtedness incurred in the offering of the outstanding 2024 notes and the application of the proceeds therefrom, we will not be insolvent, will not have unreasonably small capital for the business in which we or the guarantors’ are engaged or about to engage in and will not have incurred debts beyond our or the guarantors’ ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard or, regardless of the standard that a court uses, that it would not determine that we or a guarantor were indeed insolvent on that date; that any payments to the holders of the notes (including under the guarantees) did not constitute preferences, fraudulent transfers or conveyances on other grounds; or that the issuance of the notes and the guarantees would not be subordinated to any issuer’s or any guarantor’s other debt.

The indenture governing the notes contains a “savings clause,” which limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer or otherwise. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer or any other challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due. Accordingly, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law or otherwise, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless. In Official Committee of Unsecured Creditors of TOUSA, Inc. v Citicorp North America, Inc., the U.S. Bankruptcy Court in the Southern District of Florida held that a savings clause similar to the savings clause that is included in the indenture governing the notes was unenforceable. As a result, the subsidiary guarantees were found to be fraudulent conveyances. The United States Court of Appeals for the Eleventh Circuit affirmed the liability findings of the Bankruptcy Court without ruling directly on the enforceability of savings clauses generally. If the TOUSA bankruptcy court decision was followed by other courts, the risk that the guarantees would be deemed fraudulent conveyances would be significantly increased.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes or the guarantees to other claims against us or the guarantors under the principle of equitable subordination, if the court determines that: (i) the holders of the notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, holders of notes may not receive any payments from some or all of the guarantors.

Holders of notes have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “—Federal and state statutes may allow courts, under specific circumstances, to void the notes, the guarantees and the security interests, subordinate claims in respect of the notes, the guarantees and the security interests and/or require holders of the notes to return payments received from us.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the Notes—Guarantees.”

We may not be able to finance a change of control offer required by the indenture.

Upon a change of control, as defined under the indenture governing the notes, you will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount of the notes, plus accrued interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing the notes. Such an event of default may cause the acceleration of our other debt, including debt under our revolving credit facility and our term loan facility. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture governing the notes.

Certain important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the notes, constitute a “change of control” that would require us to repurchase the notes, notwithstanding the fact that such corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. In addition, the definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may adversely affect the market price or liquidity of the notes.

Our debt currently has a non-investment grade rating, and there can be no assurances that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell the notes, and may be revised or withdrawn at any time. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

If the notes are rated investment grade by both S&P and Moody’s, certain covenants contained in the indenture governing the notes will be suspended, and holders of the notes will lose the protection of these covenants unless and until the notes subsequently fall back below investment grade.

The indenture governing the notes contains certain covenants that will be suspended for so long as the notes are rated investment grade by both S&P and Moody’s. These covenants restrict the Issuer’s and its restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue preferred stock;

•	make distributions or other restricted payments;

•	sell capital stock or other assets;

•	engage in transactions with affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Because these restrictions will not apply when the notes are rated investment grade, we will be able to incur additional debt and consummate transactions that may impair our ability to satisfy our obligations with respect to the notes. In addition, we will not have to make certain offers to repurchase the notes.

Your right to take enforcement action with respect to the liens securing the notes is limited in certain circumstances, and you will receive the proceeds from such enforcement only after “superpriority” obligations under the revolving credit facility and any incremental facilities have been paid in full.

The existing senior secured notes, the notes and indebtedness and other obligations under our revolving credit facility and our term loan facility will be secured by first-priority liens on the same collateral. Under the terms of the security documents and/or Intercreditor agreement, however, the proceeds of any collection, sale, disposition or other realization of collateral received in connection with the exercise of remedies (including distributions of cash, securities or other property on account of the value of the collateral in a bankruptcy, insolvency, reorganization or similar proceedings) will be applied first to repay “superpriority” obligations, including borrowings under our revolving credit facility (including any refinancing thereof), before the lenders under our term loan facility and the holders of the existing senior secured notes and the notes receive any proceeds. As of December 31, 2019, we had $32.1 million available (after giving effect to $11.1 million of outstanding letters of credit and $245.0 million in borrowings) for future borrowing under our revolving credit facility. As a result, the claims of holders of the notes to such proceeds will effectively rank behind the claims, including interest, of holders of “superpriority” obligations under our revolving credit facility. See “Description of the Notes—Intercreditor Agreement.” If you (or the applicable trustee on your behalf) receive any proceeds as a result of an enforcement of security interests or the guarantees prior to the satisfaction of the claims of those that are superior or ratable with those of the notes, you (or the trustee on your behalf) will be required to turn over such proceeds until superior claims are satisfied and until ratable claims are equally satisfied. Accordingly, you will recover less from the proceeds of an enforcement of interests in the collateral than you otherwise would have. As a result of these and other provisions governing the guarantees and the collateral and in the security documents, you may not be able to recover any amounts under the guarantees or the collateral in the event of a default on the notes.

The terms of the security documents and/or Intercreditor Agreement contain provisions restricting the rights of holders of the notes to take enforcement or other action with respect to the liens securing such notes in certain circumstances (including if we or a guarantor filed for bankruptcy). These provisions will generally provide that the trustee for the notes and the agents for the lenders under the revolving credit facility and our term loan facility and/or holders of indebtedness incurred under the incremental facilities on the same “superpriority” basis as the revolving credit facility must generally engage in certain consultative processes before enforcing the liens securing the notes. Conflicts of interest and disagreements could arise between the holders of the notes, or between the trustee acting on behalf of the holders of the notes, the agents for the lenders under the term loan facility and the agents for the lenders under the revolving credit facility and/or holders of indebtedness incurred under the incremental facilities on the same “superpriority” basis as the revolving credit facility. For example, in an enforcement proceeding, lenders under the revolving credit facility and/or other holders of “superpriority” secured indebtedness may likely be more concerned with quickly recovering amounts sufficient to repay such indebtedness than with maximizing the recovery of claims of other holders of first priority liens on the same collateral, including those of holders of the notes. Such conflicts of interest and disagreements could limit or delay the ability of the holders of the notes to enforce their liens. Delays in the enforcement could decrease or eliminate recovery values. In addition, because the obligations to the lenders under the revolving credit facility and/or other holders of “superpriority” secured indebtedness arise under different agreements and contractual arrangements than the obligations to the holders of the notes, it is possible that holders of such “superpriority” indebtedness would be placed in a separate class from other holders of secured indebtedness, including holders of the notes, in a bankruptcy, insolvency, reorganization or similar proceeding. Such separate classification may occur even though the security documents and Intercreditor Agreement will not provide an independent or senior lien to the holders of such “superpriority” indebtedness relative to that of holders of the notes. Other factors, such as the valuation of the collateral securing our secured indebtedness, may also bear on the determination of whether such separate classification will occur. Such separate class treatment of holders of “superpriority” indebtedness could adversely impact the recovery of holders of the notes in any such proceeding.

Finally, the holders of the notes will not have any independent power to enforce, or have recourse to, any of the security documents or to exercise any rights or powers arising under the security documents and Intercreditor Agreement except through the collateral agent. By accepting the notes, you will be deemed to have agreed to these restrictions. As a result of these restrictions, holders of the notes will have limited remedies and recourse against us and the guarantors in the event of a default.

The imposition of certain permitted liens could materially and adversely affect the value of the collateral securing the notes.

The collateral securing the notes will also be subject to liens permitted under the terms of the agreements governing our existing secured indebtedness. The existence of any permitted liens could materially adversely affect the value of the collateral that could be realized by the holders of the notes as well as the ability of the collateral agent to realize or foreclose on such collateral. The collateral securing the notes may also secure future indebtedness and other obligations of ours on a superior or pari passu basis to the extent permitted by the indenture and the security documents and as a result your rights to the collateral would be diluted by any increase in the indebtedness secured on a superior or pari passu basis by the collateral securing the notes. See “—Your right to take enforcement action with respect to the liens securing the notes is limited in certain circumstances, and you will receive the proceeds from such enforcement only after “superpriority” obligations under the revolving credit facility and any incremental facilities have been paid in full.”

Holders of the notes may not be able to fully realize the value of their liens.

The security interests and liens for the benefit of holders of the notes may be released without such holders’ consent in specified circumstances. In particular, to the extent the collateral agent for the lenders under our revolving credit facility and/or our term loan facility or the collateral agent for the holders of other superior or pari passu indebtedness subject to the Intercreditor Agreement releases any liens in connection with foreclosure on or other exercise of remedies with respect to the collateral (to the extent such exercise of remedies is permitted under the terms of the Intercreditor agreement), the lien on such collateral securing the notes will also be released. As a result, we cannot assure holders of the notes that the notes will continue to be secured by a substantial portion of our assets. In addition, the capital stock of our subsidiaries will be excluded from the collateral to the extent liens thereon would trigger reporting obligations under Rule 3-16 of Regulation S-X, which requires financial statements from any company whose securities are collateral if its book value or market value, whichever is greater, would exceed 20% of the principal amount of the senior secured notes secured thereby.

Moreover, the collateral agent may need to evaluate the impact of potential liabilities before determining to foreclose on collateral consisting of real property because secured creditors that take ownership of or operate real property under certain circumstances may be held liable under environmental laws for the costs of remediating or preventing the release or threatened release of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

In addition, all or a portion of the collateral may be released:

•

to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture governing the notes or the credit agreements governing our revolving credit facility and our term loan facility, including the sale of assets in accordance with the asset sale covenant in the indenture governing the notes and the sale of any entity in its entirety that owns or holds such collateral;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee; and

•	to the extent required pursuant to the terms of the Intercreditor agreement.

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture governing the notes or upon certain other events described in the “Description of the Notes.” See “Description of the Notes—Repurchase at the Option of Holders—Asset Sales.”

The indenture governing the notes also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of a subsidiary as unrestricted will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries.

The collateral may not be valuable enough to satisfy all the obligations secured by such collateral.

The notes will be secured on a first-priority lien basis (subject to certain exceptions and permitted liens) by substantially all of the assets of our and the guarantors’ assets, including all of the capital stock of the Issuer and each restricted subsidiary (which, in the case of foreign subsidiaries, will be limited to 65% of the capital stock of each first-tier foreign subsidiary). In addition, certain categories of assets are excluded from the collateral securing the notes and the guarantees. See “Description of the Notes—Excluded Assets”. The actual value of the collateral at any time will depend upon market and other economic conditions. As of December 31, 2019, the book value the Issuer’s and the guarantors’ total tangible assets (calculated by deducting approximately $974.5 million of goodwill and intangible assets from the Issuer’s and the guarantors total assets), was approximately $1,333.3 million.

In addition, under the terms of the security documents and/or intercreditor agreement, the proceeds of any collection or other realization of collateral received in connection with the exercise of remedies will be applied first to repay “superpriority” obligations, including borrowings under our revolving credit facility, before the holders of the notes receive such proceeds. See “—Your right to take enforcement action with respect to the liens securing the notes is limited in certain circumstances, and you will receive the proceeds from such enforcement only after “superpriority” obligations under the revolving credit facility and any incremental facilities have been paid in full.” As of December 31, 2019, we had $32.1 million available (after giving effect to $11.1 million of outstanding letters of credit and $245.0 million in borrowings) for future borrowing under our revolving credit facility. We are permitted to add incremental facilities on a pari passu basis with the existing senior secured notes and the notes. Any grant of additional liens on the collateral securing the notes would further dilute the value of the lien on such collateral securing the notes.

Moreover, the asset sale covenant and the definition of asset sale in the indenture governing the notes has a number of significant exceptions pursuant to which we will be able to sell collateral securing the notes without being required to reinvest the proceeds of such sale into assets that will comprise collateral or to make an offer to the holders of the notes to repurchase such notes.

The value of the pledged assets in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. No independent appraisals of any of the pledged property have been prepared by or on behalf of us in connection with this exchange offer. Accordingly, we cannot assure holders of the notes that the proceeds of any sale of the pledged assets following an acceleration to maturity with respect to the notes would be sufficient to satisfy, or would not be substantially less than, amounts due on the notes and the other debt secured thereby. If the proceeds of any sale of the pledged assets were not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent their notes were not repaid from the proceeds of the sale of the pledged assets) would have only an unsecured claim against our remaining assets. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. Likewise, we cannot assure holders of the notes that the pledged assets will be saleable or, if saleable, that there will not be substantial delays in their liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or constitute subordinate liens on the pledged assets, those third parties may have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the pledged assets located at that site and the ability of the collateral agent to realize or foreclose on the pledged assets at that site.

In addition, the indenture governing the notes permits us to issue additional secured debt, including debt secured equally and ratably by the same assets pledged for the benefit of the holders of the notes. This could reduce amounts payable to holders of the notes from the proceeds of any sale of the collateral.

The value of the collateral securing the notes may not be sufficient to secure post-petition interest, fees and expenses.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the notes will only be entitled to post-petition interest, fees and expenses under the Bankruptcy Code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest, fees and expenses under the Bankruptcy Code. In addition, holders of the notes will not be entitled to adequate protection on account of the under-secured portion of their claims. No appraisal of the fair market value of the collateral has been prepared in connection with this exchange offer and we therefore cannot assure you that the value of the noteholders’ interest in the collateral equals or exceeds the principal amount of the notes. See “—The collateral may not be valuable enough to satisfy all the obligations secured by such collateral.”

Certain significant assets will be excluded from the collateral.

Certain assets are excluded from the collateral securing the notes as described under “Description of the Notes—Excluded Assets” including, among other things, any assets held by foreign and unrestricted subsidiaries, any assets in real property (including leaseholds) other than fee interests having a value in excess of certain amounts, as well as other exclusions. In addition, the collateral will not include any capital stock of a subsidiary of the Issuer, to the extent that the pledge of such capital stock results in our being required to file separate financial statements of such subsidiary with the SEC, and any such capital stock that triggers such a requirement to file financial statements of such subsidiary of the Issuer with the SEC would be automatically released from the collateral. The value of this excluded collateral is significant and in certain circumstances may be pledged to other lenders. Additionally, we are not required to create or perfect liens in assets where we reasonably determine that such creation or perfection would be considered excessive in view of the benefits obtained therefrom by the holders of the notes (including material adverse tax consequences). See “Description of the Notes—Excluded Assets.” We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the notes and the guarantees.

The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the notes and the guarantees. In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the applicable trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the collateral agent, from time to time, an officers’ certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture.

Bankruptcy laws may limit the ability of holders of the notes to realize value from the collateral.

The right of the collateral agent to foreclose upon, repossess and dispose of the pledged assets upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired (or at a minimum delayed) by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the pledged assets. For example, under the Bankruptcy Code, pursuant to the automatic stay imposed upon the bankruptcy filing, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor or creating, perfecting or enforcing any lien against a debtor, or taking other actions to levy against a debtor, without prior bankruptcy court approval (which may not be given under the facts and circumstances of any particular situation). Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral (including cash collateral) and to provide liens senior to the lien of the collateral agent in respect of the notes to secure indebtedness incurred after the commencement of a bankruptcy case even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances (and is within the discretion of the bankruptcy court), but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the automatic stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. Generally, adequate protection payments, in the form of interest or otherwise, are not required to be paid by a debtor to a secured creditor unless the bankruptcy court determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. In addition, the bankruptcy court may determine not to provide cash payments as adequate protection to the holders of the notes if, among other possible reasons, the bankruptcy court determines that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Furthermore, due to the imposition of the automatic stay, the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) whether or when payments under the notes could be made following commencement of a bankruptcy case or the length of any delay in making such payments, (2) whether or when the collateral agent could or would repossess or dispose of the pledged assets or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the pledged assets through the requirement of “adequate protection.”

Furthermore, any disposition of the collateral during a bankruptcy case outside of the ordinary course of our business would also require prior approval from the bankruptcy court (which may not be given under the facts and circumstances of any particular situation).

The intercreditor agreement will also prohibit the holders of the notes from objecting following the filing of a bankruptcy petition to certain matters regarding the collateral that have been consented to by the lenders under the revolving credit facility, or to take certain actions with respect to the collateral without the consent thereof.

The collateral is subject to casualty risks.

We are obligated under the credit agreements governing our revolving credit facility and our term loan facility to at all times cause all the pledged assets to be properly insured and kept insured against loss or damage by fire or other hazards to the extent that such properties are usually insured by corporations operating in the same or similar business. There are, however, some losses, including losses resulting from terrorist acts that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure holders of the notes that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the pledged assets, we cannot assure holders of the notes that the proceeds received by us in respect thereof will be sufficient to satisfy all the secured obligations, including the notes.

In the event of a total or partial loss to any of the mortgaged properties, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays.

Rights of holders of the notes in the collateral may be adversely affected by the failure to perfect security interests in the collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes may not be perfected with respect to the claims of the notes if the collateral agent was not able to take the actions necessary to perfect any of these liens on or prior to the issue date of the notes.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate of title and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. We and the guarantors have limited obligations to perfect the security interest of the holders of the notes in specified collateral. There can be no assurance that the trustee or the collateral agent for the notes will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Neither the trustee nor the collateral agent for the notes has an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the notes against third parties.

Even if liens on collateral acquired in the future are properly perfected, such liens may (as described further herein) potentially be avoidable as a preference or otherwise in any bankruptcy case under certain circumstances. If the Issuer or any guarantor were to become subject to a bankruptcy proceeding, any liens recorded or perfected or any mortgages delivered after the issue date of the notes would face a greater risk of being invalidated or avoided than if they had been recorded, perfected or delivered on the issue date of the notes. Liens recorded or perfected or any mortgages delivered after such issue date may be treated under bankruptcy law as if they were delivered to secure previously existing indebtedness. In bankruptcy proceedings commenced within 90 days of lien perfection or mortgage delivery, a lien or mortgage given to secure previously existing debt is significantly more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the original issue date. Accordingly, if the Issuer or a guarantor were to file for bankruptcy protection and the liens had been perfected or the mortgages had been delivered less than 90 days before commencement of such bankruptcy proceeding, or not yet perfected or delivered at all, the liens or mortgages securing the notes may be especially subject to challenge as a result of having not been perfected or delivered on or before the issue date of the notes. To the extent that such challenge succeeded, you would lose the benefit of the security that the collateral was intended to provide.

Any future pledge of collateral or guarantee might be avoidable by a trustee in bankruptcy.

Any security interests or guarantees issued after the issue date of the notes may be treated under bankruptcy law as if they were delivered to secure or guarantee previously existing indebtedness. Any future pledge of collateral or future issuance of a guarantee in favor of the holders of the notes, including pursuant to security documents or guarantees delivered in connection therewith after the date the notes are issued, may be avoidable as a preference or otherwise if, among other circumstances, (i) the pledgor or guarantor is insolvent at the time of the pledge or the issuance of the guarantee, (ii) the pledge or the issuance of the guarantee permits the holders of the notes to receive a greater recovery in a hypothetical Chapter 7 case than if the pledge or guarantee had not been given, and (iii) a bankruptcy case in respect of the pledgor or guarantor is commenced within 90 days following the pledge or the perfection thereof or the issuance of the guarantee (as applicable), or, in certain circumstances, a longer period. Accordingly, if the Issuer or any guarantor were to file for bankruptcy protection after the issue date of the notes and (1) any liens not granted on the issue date of the notes had been perfected, or (2) any guarantees not issued on the issue date of the notes (as applicable) had been issued, less than 90 days before commencement of such bankruptcy case, such liens or guarantees are more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date of the notes (even if the liens perfected or other guarantees issued on the issue date of the notes would no longer be subject to such risk). To the extent that the grant of any such mortgage or other security interest and/or guarantee is avoided as a preference or otherwise, holders of the notes would lose the benefit of the mortgage or security interest and/or guarantee (as applicable).

Pledges of equity interests in our foreign subsidiaries may not be enforceable under the laws of the jurisdictions where such foreign subsidiaries are organized.

Part of the security for the repayment of the notes consists of a pledge of the capital stock of or equity interests in certain foreign subsidiaries (with capital stock of such foreign subsidiaries capped at 65%). Although such pledges are granted under security documents governed by U.S. law, some foreign jurisdictions may not recognize such security interests as enforceable. Consequently, the collateral agent may be unable to exercise remedies against the equity interests in foreign subsidiaries.

In the event of a bankruptcy of us or any of the guarantors, holders of the notes may be deemed to have an unsecured claim to the extent that our obligations in respect of such notes exceed the fair market value of the collateral securing such notes.

In any bankruptcy proceeding with respect to us or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes and other obligations secured on a pari passu basis with the notes. Upon a finding by the bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the notes to receive post-petition interest, fees and expenses and a lack of entitlement on the part of the unsecured portion of the notes to receive “adequate protection” under federal bankruptcy laws. In addition, if any payments of post-petition interest, fees and expenses had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding 2024 notes. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding 2024 notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding 2024 notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019, on a historical basis and on an as adjusted basis after giving to the 2027 Notes offering, Concurrent Refinancing Transactions, Redemptions and the Merger (as such terms are defined below). This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as well as our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$4,549	$4,549

Existing Debt(2):
Revolving Credit Facility(3)	$245,000	$20,000
Term Loan Facility	799,875	950,000
8.750% Senior Notes due 2020	454,299	—
8.875% Senior Secured Notes due 2022	270,000	—
7.875% Senior Secured Notes due 2022	900,000	677,000
7.625% Senior Notes due 2023	400,000	400,000
8.50% Senior Secured Notes due 2024	225,000	225,000
6.75% Senior Secured Notes due 2027	—	600,000
Finance leases	13,182	13,182

Total debt	3,307,356	2,885,182
Total stockholders’ deficit	(1,789,322)	(1,367,148)

Total capitalization	$1,518,034	$1,518,034

(1)	All information in the column is as of December 31, 2019 on an as adjusted basis after giving to the 2027 Notes offering, Concurrent Refinancing Transactions, Redemptions and the Merger.
(2)	Amounts reflect the aggregate principal amount of debt and do not reflect any premiums, discounts or unamortized deferred financing costs.
(3)

Consists of a $288.2 million revolving credit facility with maturities through 2021, of which $32.1 million remained available as of December 31, 2019 (after giving effect to $11.1 million of letters of credit outstanding and $245.0 million in borrowings). After giving effect to the Concurrent Refinancing Transactions, commitments consist of approximately $19.2 million of revolving credit facilities with maturity through 2021 and approximately $330.8 million revolving credit facility which will mature in 2025, of which $318.9 million would have been available as of December 31, 2019 (after giving effect to $11.1 million of letters of credit outstanding and $20.0 million in borrowings).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated financial information and other data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

The selected historical consolidated financial information and other data presented below for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included in this prospectus. The selected historical consolidated financial information and other data presented below for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements which are not included in this prospectus.

	December 31, 2019(1)	December 31, 2018(1)	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Statement of Operations Data (for the year ended):
Total revenue	$1,155,981	$1,050,441	$881,983	$757,907	$653,721
Total costs and expenses	1,298,098	1,292,500	1,037,476	829,009	762,396

Loss from operations	(142,117)	(242,059)	(155,493)	(71,102)	(108,675)

Other expenses:
Interest expense	(260,014)	(245,214)	(225,772)	(197,965)	(161,339)

Interest income	23	425	130	432	90

Other income (expenses)	7,665	17,323	(27,986)	(7,255)	(8,832)

Loss from operations before income taxes	(394,443)	(469,525)	(409,121)	(275,890)	(278,756)
Income tax expense (benefit)	1,313	(1,611)	1,078	67	351

Net loss	$(395,756)	$(467,914)	$(410,199)	$(275,957)	$(279,107)

Balance Sheet Data:
Cash	$4,549	$12,773	$3,872	$43,520	$2,559

Working capital deficit	(864,479)	(340,038)	(162,406)	(80,170)	(120,952)
Adjusted working capital deficit (excluding cash, operating and finance lease obligation)	(849,680)	(345,068)	(155,664)	(113,893)	(115,895)
Total assets	2,598,238	2,524,491	2,868,847	2,547,662	2,303,644
Total debt	3,281,713	3,045,195	2,820,297	2,486,700	2,138,112
Total stockholders’ deficit	$(1,789,322)	$(1,396,601)	$(653,526)	$(245,182)	$(76,993)

(1)

Includes the impact of adopting Topic 606. See Note 3 “Revenue and Capitalized Contract Costs” in the accompanying notes to consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. The discussion should be read in conjunction with “Selected Historical Consolidated Financial Information” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of APX Group Holdings, Inc. and its consolidated subsidiaries.

Business Overview

We are a smart home technology company. Our purpose-built platform has all the components required to deliver on the promise of a true smart home experience. Our smart home platform is comprised of the following five pillars: (1) our Smart Home Operating System, (2) our AI-driven smart home automation and assistance software, Vivint Assist, (3) our portfolio of proprietary, internally developed smart devices, (4) our curated yet extensible partner-neutral ecosystem, and (5) our people delivering tech-enabled premium services, including consultative selling, professional installation, and support.

We were founded by our CEO Todd Pedersen in 1999 and have grown to become one of the largest smart home solutions providers in North America with over 1.5 million subscribers as of December 31, 2019, managing over 20 million devices and processing over 1.5 billion home-related events on a daily basis. Our nationwide sales and service footprint covers 98% of U.S. zip codes.

Our culture and our history are characterized by a spirit of continuous innovation, resulting in the development of cutting-edge proprietary smart home devices and tech-enabled services for the smart home. Consistent with our Vivint brand name, which represents ‘to live intelligently’, our solution allows subscribers to live intelligently and to enjoy the benefits of a smart home. Our approach has focused on putting the subscriber experience first, which we do by presenting our subscribers with the right combination of technology and support, delivered by people who care.

Our go-to-market strategy is based on directly educating consumers about the value and benefits of a smart home experience. We reach consumers through a variety of efficient customer acquisition channels, including our direct-to-home, national inside sales, and retail partnership programs. We continue to scale these efforts through our proprietary operations technology, by launching new and innovative Products and Services, and by building out our consultative sales channels. We continue to strengthen our relationships with existing subscribers by offering them the ability to use Vivint Flex Pay to finance an upgrade of their existing system and to add new devices and features to their smart homes as our portfolio of offerings expands.

As of December 31, 2019 and 2018, we have over 1.5 million and 1.4 million subscribers, respectively, representing year-over-year growth of 7%. In 2019 and 2018, we generated revenue of $1.2 billion and $1.1 billion, respectively along with a net loss of $395.8 million and $467.9 million, respectively. As of December 31, 2019 and 2018, we had approximately $3.3 billion and $3.1 billion of total debt outstanding, respectively.

Recent Developments

Transaction between Legacy Vivint Smart Home and Vivint Smart Home

On January 17, 2020 (the “Closing Date”), Vivint Smart Home and Legacy Vivint Smart Home, consummated a merger pursuant to a certain agreement and plan of merger, dated September 15, 2019 (the

“Agreement and Plan of Merger”), by and among Vivint Smart Home, Maiden Merger Sub, Inc., a subsidiary of Vivint Smart Home (“Merger Sub”), and Legacy Vivint Smart Home, as amended by Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment” and as amended, the “Merger Agreement”), dated as of December 18, 2019, by and among Vivint Smart Home, Merger Sub and Legacy Vivint Smart Home.

Pursuant to the terms of the Merger Agreement, a business combination between Vivint Smart Home and Legacy Vivint Smart Home was effected through the merger of Merger Sub with and into Legacy Vivint Smart Home, with Legacy Vivint Smart Home surviving as the surviving company (the “Merger”). At the effective time of the Merger, each stockholder of Legacy Vivint Smart Home received 84.5320916792 shares of Vivint Smart Home’s Class A common stock, par value $0.0001 per share (the “Common Stock”), for each share of Legacy Vivint Smart Home common stock, par value $0.01 per share, that such stockholder owned. Pursuant in each case to a Subscription Agreement entered into in connection with the Merger Agreement, certain investment funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) and certain investment funds affiliated with Blackstone purchased, respectively, 12,500,000 and 10,000,000 newly-issued shares of Common Stock concurrently with the completion of the Merger (the “Closing”) on the Closing Date for an aggregate purchase price of $125.0 million and $100.0 million, respectively.

In connection with the Closing, Mosaic Acquisition Corp. changed its name to Vivint Smart Home, Inc.

Refinancing Transactions

On February 14, 2020, APX completed its offering of $600.0 million aggregate principal amount of 6.75% senior secured notes due 2027 (the “2027 Notes”) in a private placement.

Concurrently with the 2027 Notes offering, APX amended and restated the credit agreements governing our existing revolving credit facility and existing term loan credit facility (the “Concurrent Refinancing Transactions”). In connection therewith, APX, among other things, (i) extended the maturity date with respect to certain commitments under the revolving credit facility and increased the aggregate commitments in respect of the revolving credit facility to $350.0 million and (ii) extended the maturity date with respect to the loans outstanding under the term loan facility and increased the aggregate principal amount of term loans outstanding under the term loan credit facility to $950.0 million.

APX used the net proceeds from the 2027 Notes offering and Concurrent Refinancing Transactions, together with the proceeds from the Merger, to (i) redeem all of APX’s outstanding 8.750% Senior Notes due 2020 (the “2020 Notes Redemption”), (ii) redeem all of APX’s outstanding 8.875% Senior Secured Notes due 2022 (the “2022 Private Placement Notes Redemption”), (iii) refinance in full the existing borrowings under APX’s existing term loan facility and existing revolving credit facility, (iv) redeem $223.0 million aggregate principal amount of APX’s outstanding 7.875% Senior Secured Notes due 2022 (the “Existing 7.875% Notes Redemption” and, together with the 2020 Notes Redemption and the 2022 Private Placement Notes Redemption, the “Redemptions”) and (v) pay the related accrued interest, fees and expenses related thereto. APX irrevocably deposited funds with the applicable trustee and/or paying agent to effect the Redemptions and to satisfy and discharge all of APX’s remaining obligations under the indenture governing APX’s 8.750% Senior Notes due 2020 and the note purchase agreement governing APX’s 8.875% Senior Secured Notes due 2022. Vivint intends to use any remaining net proceeds for general corporate purposes, which may include repayment of additional indebtedness.

Outstanding 2024 Notes

On May 10, 2019, APX issued $225 million aggregate principal amount of 8.50% Senior Secured Notes due 2024 (the “outstanding 2024 notes”) in a private placement. APX used the net proceeds from the outstanding 2024 notes offering to redeem $225 million aggregate principal amount of its 2020 notes, and to pay the related accrued interest and to pay all fees and expenses related thereto. The indenture governing the outstanding 2024 notes contains covenants similar to those applicable to the 2022 notes.

Wireless Internet Business

On July 31, 2019, in an effort to deliver additional cost savings and cash-flow improvements, we completed a spin-off of our wireless internet business. In connection with the spin-off, the equity interests of Vivint Wireless, Inc. were distributed to the stockholders of Legacy Vivint Smart Home pro rata based on their respective holdings.

Our Business Model

Our business is driven by the acquisition of new subscribers and by servicing and growing sales from our existing subscriber base. The acquisition of new subscribers requires significant upfront investment, which in turn generates high-margin recurring revenue from our cloud-enabled smart home solutions. We generate this revenue from selling our solution and accompanying smart home devices to our subscribers. Therefore, we focus our investment decisions on acquiring new subscribers in the most cost-effective manner, while striving to maximize existing subscriber retention and lifetime value.

We have experienced significant historical subscriber growth. For example, our Total Subscribers increased by 95% from December 31, 2013 to December 31, 2019. To drive this growth, we have made significant upfront investments in our various sales channels, as well as technology and infrastructure to support our growing subscriber base. As a result of these investments, we have incurred losses and used significant amounts of cash to fund operations.

As we scale our business a greater percentage of our net acquisition costs for New Subscribers may be funded through revenues generated by our existing subscriber base. Although we anticipate the absolute number of new subscribers to grow over time, we expect the number of new subscribers to decrease as a percentage of our Total Subscribers. We believe this decrease in new subscribers as a percentage of the total, along with the expected growth in revenue, will improve our operating results and operating cash flows over time. Our ability to improve our operating results and cash flows, however, is subject to a number of risks and uncertainties as described in greater detail elsewhere in this filing and there can be no assurance that we will achieve such improvements. To the extent that we do not scale our business efficiently, we will continue to incur losses and require a significant amount of cash to fund our operations, which in turn could have a material adverse effect on our business, cash flows, operating results and financial condition.

We seek to increase our average monthly revenue per user, or AMRU, by continually innovating and offering new smart home solutions that further leverage the investments made to date in our existing platform and sales channels. Since 2010, we have successfully expanded our smart home platform, which has allowed us to charge higher recurring subscription fees and generate higher smart home device revenue from new subscribers for these additional offerings. For example, the introduction of our proprietary Vivint Smart Hub, Vivint SkyControl Panel, Vivint Glance Display, Vivint Smart Drive, Vivint Doorbell Camera, Vivint Ping Camera, Vivint Outdoor Camera, Vivint Element Thermostat, Vivint Smart Sensor and Vivint Motion Sensor has expanded our smart home platform. Due to the high rate of adoption of additional smart home devices and tech-enabled services, our AMRU has increased from $56.14 in 2013 to $64.44 for the year ended December 31, 2019, an increase of 15%.

Our Smart Home as a Service (“SHaaS”) business model generates subscription-based, high-margin recurring revenue from subscribers who contract for our Smart Home Services. We continue to focus on technology, service, and business model innovation to provide superior subscriber experience, from the time of first contact to the day-to-day experience.

In 2017, we made a strategic decision to offer Vivint Flex Pay to the market as a part of our business model innovation, providing benefits to both our subscribers and our company. Vivint Flex Pay provides greater subscriber accessibility and affordability by enabling qualified subscribers to purchase our Products and related installation through unsecured financing provided either by a third party financing partner or by us, in most cases at zero-percent APR. Under the Consumer Financing Program (the “CFP”), qualified subscribers are eligible for installment loans of up to $4,000 for either 42 or 60 months. These installment loans are between the subscriber and Citizens Bank, N.A., or Citizens, as the exclusive third party provider of the installment loans under Vivint Flex Pay. Customers not eligible for the CFP, but who qualify under the Company’s underwriting criteria, may enter into a retail installment contract (“RIC”) directly with Vivint. Because we directly fund Product purchases financed through RICs, the mix of financing methods between CFP and RICs affects the amount of cash we receive at the time of subscriber origination to offset this upfront investment.

Pursuant to the agreement between Citizens (the “CFP Agreement”) and us, we pay a monthly fee to Citizens based on the average daily outstanding balance of the loans provided by Citizens to our subscribers, and we share with Citizens the liability for credit losses, with our company being responsible for between 5% to 100% of lost principal balances, depending on factors specified in the CFP Agreement. Additionally, we are responsible for reimbursing Citizens for the credit card transaction fees associated with these loans. The present value of the estimated total fees owed by us to Citizens, based on current loans outstanding, are recorded as a derivative liability on our consolidated balance sheet. The initial term of the CFP Agreement is five years, subject to automatic, one-year renewals unless terminated by either party in accordance with its terms. Because the Vivint Flex Pay plan separates payments for our smart home devices from payments for our Smart Home Services, under the plan agreements, following the expiration of the term of subscribers’ initial contract term, annual revenues will primarily be limited to fees from our Services. Thus, our revenues and margins are expected to be lower over the life of the subscriber than under our historical service contracts.

The launch of Vivint Flex Pay has enabled us to accelerate the acquisition of new subscribers and expanded our market opportunity by reducing upfront cash requirements associated with new subscriber acquisitions. Vivint Flex Pay has also improved our unit economics, increased contract length, reduced our balance sheet risk, and increased the capital efficiency of our business. Today, Vivint Flex Pay is the significant driver of our subscriber retention strategy. Our retention improves as our subscribers enter into longer term contracts. Vivint Flex Pay has also improved our subscriber economics with an Average Subscriber Lifetime of 92 months (approximately 8 years) as of December 31, 2019. If our expected long-term annualized attrition rate increased by 1% to 14%, Average Subscriber Lifetime would decrease to approximately 85 months. Conversely, if our expected attrition decreased by 1% to 12%, our Average Subscriber Lifetime would increase to approximately 98 months. Although there are costs to acquiring new subscribers, because we operate on a recurring revenue-based model, acquiring subscribers results in cumulative value generation that compounds and accrues over time.

We expect to continue investing in innovative technologies that will make our platform more valuable and engaging for subscribers, and we expect to continue investing in our subscriber acquisition channels to further improve the economics of our business model.

Recurring services for our subscriber contracts are billed directly to the subscriber in advance, generally monthly, pursuant to the terms of subscriber contracts and recognized ratably over the service period. Because we view the sale of our subscription and the accompanying devices as a single, combined performance obligation, we recognize these revenues together, ratably, generally over the course of the contract. We operate in a single, reportable segment.

Key Factors Affecting Operating Results

Our future operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including our ability to efficiently grow our subscriber base, expand our Product and Service offerings to generate increased revenue per user, provide high quality Products and subscriber service to maximize subscriber lifetime value and improve the leverage of our business model.

Market factors and disruptions in global markets may also affect our future operating results and cash flows. For example, we cannot presently estimate the overall operational and financial impact of the coronavirus disease

(COVID-19), which could be material to our 2020 results, and which is highly dependent on the breadth and duration of the outbreak and could be affected by other factors we are not currently able to predict.

Key factors affecting our operating results include the following:

Subscriber Lifetime

Our ability to retain subscribers has a significant impact on our financial results, including revenues, operating income, and operating cash flows. Because we operate a business built on recurring revenues, subscriber lifetime is a key determinant of our operating success. Our Average Subscriber Lifetime is 92 months (approximately 8 years) as of December 31, 2019. If our expected long-term annualized attrition rate increased by 1% to 14%, Average Subscriber Lifetime would decrease to approximately 86 months. Conversely, if our expected attrition decreased by 1% to 12%, our Average Subscriber Lifetime would increase to approximately 100 months. A portion of the subscriber base can be expected to cancel its service every year. Subscribers may choose not to renew or may terminate their contracts for a variety of reasons, including, but not limited to, relocation, cost, switching to a competitor’s service or service issues. We analyze our retention by tracking the number of subscribers who remain as a percentage of the monthly average number of subscribers at the end of each 12 month period. We caution investors that not all companies, investors and analysts in our industry define retention in this manner.

The table below presents our subscriber data for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
Beginning balance of subscribers	1,444,822	1,292,698	1,146,746
New subscribers	316,403	322,574	279,735
Attrition	(208,684)	(170,450)	(133,783)

Ending balance of subscribers	1,552,541	1,444,822	1,292,698

Monthly average subscribers	1,502,310	1,380,741	1,214,696

Attrition rate	13.9%	12.3%	11.0%

Historically, we have experienced an increased level of subscriber cancellations in the months surrounding the expiration of such subscribers’ initial contract term. Attrition in any twelve month period may be impacted by the number of subscriber contracts reaching the end of their initial term in such period. Attrition in the twelve months ended December 31, 2019 reflects the effect of the 2014 60-month, 2015 42-month and 2016 42-month contracts reaching the end of their initial contract term. Attrition in the twelve months ended December 31, 2018 reflects the effect of the 2013 60-month, 2014 60-month and 2015 42-month contracts reaching the end of their initial contract term. We believe this trend in cancellations at the end of the initial contract term is comparable to other companies within our industry.

Our subscribers are the foundation of our recurring revenue-based model. Our operating results are affected by the level of our net acquisition costs to generate those subscribers and the value of Products and Services purchased by them. A reduction in net subscriber acquisition costs or an increase in the total value of Products or Services purchased by a new subscriber increases the life-time value of that subscriber, which in turn, improves our operating results and cash flows over time.

The net upfront cost of adding incremental subscribers is a key factor impacting our ability to scale. Vivint Flex Pay has made it more affordable to accelerate the growth in New Subscribers. Prior to Vivint Flex Pay, we recovered the cost of equipment installed in subscribers’ homes over time through their monthly service billings. From the introduction of Vivint Flex Pay in early 2017 through December 31, 2019, 14% of subscribers have financed their equipment purchases through RICs, which we fund through our balance sheet. We expect the percentage of subscriber contracts financed through RICs to continue decreasing over time. In addition, since the introduction of Vivint Flex Pay in 2017, 100% of new subscribers have either opted to use this program to finance their equipment costs or paid for their equipment themselves at the time of contract origination. This has greatly reduced our net cost per acquisition, as well as the balance sheet impact of acquiring subscribers. Moving forward, we will continue to explore ways to grow our subscriber base in a cost-effective manner through our existing sales and marketing channels, through the growth of our financing programs, as well as through strategic partnerships and new channels, as these opportunities arise.

We believe the Vivint Flex Pay program will result in higher retention, more revenue per user, and thus greater subscriber lifetime values. Existing subscribers are also able to use Vivint Flex Pay to upgrade their systems or to add new products and services, which we believe further increases subscriber lifetime value. This positively impacts our operating performance, and we anticipate that adding additional financing partners to the Vivint Flex Pay program, both in the United States and Canada, will generate additional revenue growth and a subsequent increase in subscriber lifetime value.

Sales and Marketing Efficiency

Our continued ability to attract and sign new subscribers in a cost-effective manner across the United States and Canada will be a key determinant of our future operating performance. Because our direct-to-home and national inside sales channels are currently our primary means of subscriber acquisition, we have invested heavily in scaling these teams. There is a lag in the productivity of new hires, which we anticipate will improve over the course of their tenure, impacting our subscriber acquisition rates and overall operating success. These Smart Home Pros are instrumental to subscriber growth in the regions we cover, and their continued productivity is vital to our future success.

Generating subscriber growth through these investments in our sales teams depends, in part, on our ability to launch cost-effective marketing campaigns, both online and offline. This is particularly true for our national inside sales channels (“NIS”), because NIS fields inbound requests from subscribers who find us using online search and submitting our on-site contact form. Our marketing campaigns attract potential subscribers and successfully build awareness of our brand across all our sales channels. We also believe that building brand awareness is important to countering the competition we face from other companies in the geographies we serve, particularly in those markets where our direct-to-home sales representatives are present. We expect to scale our retail channel through several pilot programs. Similar to the delay between the hiring of a Smart Home Pro and the resulting revenue generation, we anticipate that our retail efforts will take time to reach capacity. Once they do, we hope to accelerate subscriber acquisition and revenue growth by scaling this channel, while maintaining our unit economics.

Expansion of Platform Monetization

As smart home technology develops, we will continue expanding the breadth and depth of our offerings to reflect the growing needs of our subscriber base and focus on expanding our platform through the addition of new smart home experiences and use cases. As a result of our investments to date, our smart home platform is active in over 1.5 million households. We will continue to develop our Smart Home Operating System to include new complex automation capabilities, use case scenarios, and comprehensive device integrations. Our platform supports over 20 million connected devices, as of December 31, 2019.

With each new Product, Service, or feature we add to our platform, we create an opportunity to generate revenue, either through sales to our existing subscribers or through the acquisition of new subscribers. As a result, we anticipate that offering a broader range of smart home experiences will allow us to grow revenue, because it improves our ability to offer tailored service packages to subscribers with different needs. This is the rationale behind our addition of Carguard, a service that expands our smart home experience beyond the four walls of the home. We believe this expansion of our Product and Service offerings will allow us to build our subscriber base, while maintaining or improving margins.

Whether we upsell existing subscribers or acquire new ones, expansion of our platform and corresponding monetization strategies directly impacts our revenue growth and our average revenue per user, and therefore, our operating results.

Subscribers who contract for a smart home are signing up for our combined proprietary smart home devices and tech-enabled service offerings. At the time of signing, subscribers choose the subscription-based service that matches their smart home needs. Because our revenue and operating margins are determined by which package a subscriber signs up for, ensuring that new subscribers choose the appropriate service offering is a major determinant of our operating success. Additionally, because we cover 98% of US zip codes, our service costs greatly impact our operating margins. Over time, as our organization grows, we achieve economies of scale on our service costs. While we anticipate that our service costs per subscriber will decline over time, an unanticipated increase in service costs could negatively impact our profitability moving forward.

Investment in Future Projects

To date, we have made significant investments in the development of our organization, and expect to leverage these investments to continue expanding our Product and Service offerings over time, including integration with third party products to drive future revenue. Our ability to expand our smart home platform and to monetize the platform as it develops will significantly impact our operating performance and profitability in the future.

We believe that the smart home of the future will be an ecosystem in which businesses will seek to deliver products and services to subscribers in a way that addresses the individual subscriber’s lifestyle and needs. As the smart home becomes the setting for the delivery of a wide range of these products and services, including healthcare, entertainment, home maintenance, elder care, beauty, and consumer goods, we hope to become the hub of this ecosystem and the strategic partner of choice for the businesses delivering these products and services.

Our success in connecting with business partners who integrate with our Smart Home Operating System in order to reach and interact with our subscriber base will be a key determinant of our continued operating success. We expect that additional partnerships will generate incremental revenue, because we will share in the revenue generated by each partner-provided product or service sale that occurs as a result of integration with our smart home platform. If we are able to continue expanding our curated set of partnerships with influential companies, as we already have with Google, Amazon, and Philips, we believe that this will help us to increase our revenue and resulting profitability.

Our ability to introduce a full suite of high-quality innovative new offerings that further expands our existing smart home platform will affect our ability to retain, grow and further monetize our subscriber base. Furthermore, we believe that by vertically integrating the development and design of our Products and Services with our existing sales and subscriber service activities allows us to more quickly respond to market needs, and better understand our subscribers’ interactions and engagement with our Products and Services. This provides critical data that we expect to enable us to continue improving the power, usability and intelligence of these Products and Services. We expect to continue investing in technologies that will make our platform more valuable and engaging for subscribers.

Key Performance Measures

In evaluating our results, we review several key performance measures discussed below. We believe that the presentation of such metrics is useful to our investors and lenders because they are used to measure the value of companies such as ours with recurring revenue streams. Management uses these metrics to analyze its continuing operations and to monitor, assess, and identify meaningful trends in the operating and financial performance of the company.

Total Subscribers

Total subscribers is the aggregate number of active smart home and security subscribers at the end of a given period.

Total Monthly Revenue

Total monthly revenue, or Total MR, is the average monthly total revenue recognized during the period.

Average Monthly Revenue per User

Average monthly revenue per user, or AMRU, is Total MR divided by average monthly Total Subscribers during a given period.

Total Monthly Service Revenue

Total monthly service revenue, or MSR, is the contracted recurring monthly service billings to our smart home and security subscribers, based on the Total Subscribers number as of the end of a given period.

Average Monthly Service Revenue per User

Average monthly service revenue per user, or AMSRU, is Total MSR divided by Total Subscribers at the end of a given period.

Attrition Rate

Attrition rate is the aggregate number of canceled smart home and security subscribers during the prior 12 month period divided by the monthly weighted average number of Total Subscribers based on the Total Subscribers at the beginning and end of each month of a given period. Subscribers are considered canceled when they terminate in accordance with the terms of their contract, are terminated by us or if payment from such subscribers is deemed uncollectible (when at least four monthly billings become past due). If a sale of a service contract to third parties occurs, or a subscriber relocates but continues their service, we do not consider this as a cancellation. If a subscriber transfers their service contract to a new subscriber, we do not consider this as a cancellation.

Average Subscriber Lifetime

Average subscriber lifetime, in number of months, is 100% divided by our expected long-term annualized attrition rate (which is currently estimated at 13%) multiplied by 12 months.

Net Service Cost per Subscriber

Net service cost per subscriber is the average monthly service costs incurred during the period (both period and capitalized service costs), including monitoring, customer service, field service and other service support costs, less total non-recurring Smart Home Services billings for the period divided by average monthly Total Subscribers for the same period.

Net Service Margin

Net service margin is the monthly average MSR for the period, less total average net service costs for the period divided by the monthly average MSR for the period.

New Subscribers

New subscribers is the aggregate number of net new smart home and security subscribers originated during a given period. This metric excludes new subscribers acquired by the transfer of a service contract from one subscriber to another.

Net Subscriber Acquisition Costs per New Subscriber

Net subscriber acquisition costs per New Subscriber is the net cash cost to create new smart home and security subscribers during a given 12 month period divided by New Subscribers for that period. These costs include commissions, Products, installation, marketing, sales support and other allocations (general and administrative and overhead); less upfront payment received from the sale of Products associated with the initial installation, and installation fees. These costs exclude capitalized contract costs and upfront proceeds associated with contract modifications.

Total Monthly Service Revenue for New Subscribers

Total Monthly Service Revenue for New Subscribers is the contracted recurring monthly service billings to our New Subscribers during the prior 12 month period.

Total Bookings

Total bookings is Total Monthly Service Revenue for New Subscribers multiplied by Average Subscriber Lifetime, plus total Product revenue to be recognized over the contract term from New Subscribers during the prior 12 month period.

Total Backlog

Total backlog is total unrecognized Product revenue plus total Service revenue expected to be recognized over the remaining subscriber lifetime for Total Subscribers.

Components of Results of Operations

Total Revenues

Recurring and Other Revenue

Our revenues are generated through the sale and installation of our Smart Home Services contracted for by our subscribers. Recurring Smart Home Services for our subscriber contracts are billed directly to the subscriber in advance, generally monthly, pursuant to the terms of subscriber contracts and recognized ratably over the service period. Revenues from Products are deferred and generally recognized on a straight-line basis over the customer contract term, the amount of which is dependent on the total sales price of Products sold. Imputed interest associated with RIC receivables is recognized over the initial term of the RIC. The amount of revenue from Services is dependent upon which of our service offerings is included in the subscriber contracts. Our smart home and video offerings generally provide higher service revenue than our base smart home service offering. Historically, we have generally offered contracts to subscribers that range in length from 36 to 60 months that are subject to automatic monthly renewal after the expiration of the initial term. In addition, to a lesser extent, we have contracts that are offered as month-to-month at the time of origination. At the end of each monthly period, the portion of recurring fees related to services not yet provided are deferred and recognized as these services are provided.

Total Costs and Expenses

Operating Expenses

Operating expenses primarily consists of labor associated with monitoring and servicing subscribers and labor and expenses associated with Products used in service repairs. We also incur equipment costs associated with excess and obsolete inventory and rework costs related to Products removed from subscribers’ homes. In addition, a portion of general and administrative expenses, comprised of certain human resources, facilities and information technology costs are allocated to operating expenses. This allocation is primarily based on employee headcount and facility square footage occupied. Because our full-time smart home professionals (“Smart Home Pros”) perform most subscriber installations related to customer moves, customer upgrades or those generated through our national inside sales channels, the costs incurred within field service associated with these installations are allocated to capitalized contract costs. We generally expect our operating expenses to increase in absolute dollars as the total number of subscribers we service continues to grow, but to remain relatively constant in the near to intermediate term as a percentage of our revenue.

Selling Expenses

Selling expenses are primarily comprised of costs associated with housing for our direct-to-home sales representatives, advertising and lead generation, marketing and recruiting, certain portions of sales commissions (residuals), overhead (including allocation of certain general and administrative expenses) and other costs not directly tied to a specific subscriber origination. These costs are expensed as incurred. We generally expect our selling expenses to increase in absolute dollars as the total number of subscriber originations continues to grow, but to remain relatively constant in the near to intermediate term as a percentage of our revenue.

General and Administrative Expenses

General and administrative expenses consist largely of finance, legal, research and development, or R&D, human resources, information technology and executive management expenses, including stock-based compensation expense. Stock-based compensation expense is recorded within various components of our costs and expenses. General and administrative expenses also include the provision for doubtful accounts. We allocate approximately one-third of our gross general and administrative expenses, excluding the provision for doubtful accounts, into operating and selling expenses in order to reflect the overall costs of those components of the business. We generally expect our general and administrative expenses to increase in absolute dollars to support the overall growth in our business, but to decrease in the near to intermediate term as a percentage of our revenue.

Depreciation and Amortization

Depreciation and amortization consists of depreciation from property, plant and equipment, amortization of equipment leased under finance leases, capitalized contract costs and intangible assets. We generally expect our depreciation and amortization expenses to increase in absolute dollars as we grow our business and increase the number of new subscribers originated on an annual basis, but to remain relatively constant in the near to intermediate term as a percentage of our revenue.

Restructuring Expenses

Restructuring expenses are comprised of costs incurred in relation to activities to exit or dispose of portions of our business that do not qualify as discontinued operations. Expenses for related termination benefits are recognized at the date we notify the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Liabilities related to termination of a contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining obligation.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on our revenue, loss from operations and net loss, as well as on the value of certain assets and liabilities on our consolidated balance sheets. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. At least quarterly, we evaluate our assumptions, judgments and estimates and make changes accordingly. Historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results. We believe that the assumptions, judgments and estimates involved in the accounting for revenue recognition, deferred revenue, capitalized contract costs, derivatives, retail installment contract receivables, allowance for doubtful accounts, loss contingencies, valuation of intangible assets, impairment of long-lived assets, fair value and income taxes have the greatest potential impact on our consolidated financial statements; therefore, we consider these to be our critical accounting estimates. For information on our significant accounting policies, see Note 2 to the accompanying audited consolidated financial statements.

Revenue Recognition

We offer our customers smart home services combining Products, including a proprietary control panel, door and window sensors, door locks, security cameras and smoke alarms; installation; and a proprietary back-end cloud platform software and Services. These together create an integrated system that allows our customers to monitor, control and protect their home. Our customers are buying this integrated system that provides them with these Smart Home Services. The number and type of Products purchased by a customer depends on their desired functionality. Because the Products and Services included in the customer’s contract are integrated and highly interdependent, and because they must work together to deliver the Smart Home Services, we have concluded that installed Products, related installation and Services contracted for by the customer are generally not distinct within the context of the contract and, therefore, constitute a single, combined performance obligation. Revenues for this single, combined performance obligation are recognized on a straight-line basis over the customer’s contract term, which is the period in which the parties to the contract have enforceable rights and obligations. We have determined that certain contracts that do not require a long-term commitment for monitoring services by the customer contain a material right to renew the contract, because the customer does not have to purchase Products upon renewal. Proceeds allocated to the material right are recognized over the period of benefit, which is generally three years.

The majority of our subscription contracts are between three and five years in length and are non-cancelable. These contracts with customers generally convert into month-to-month agreements at the end of the initial term, and some customer contracts are month-to-month from inception. Payment for recurring monitoring and other Smart Home Services is generally due in advance on a monthly basis.

Sales of Products and other one-time fees such as service fees or installation fees are invoiced to the customer at the time of sale. Revenues for wireless internet service that were provided by Vivint Wireless Inc. and any Products or Services that are considered separate performance obligations are recognized when those Products or Services are delivered. Taxes collected from customers and remitted to governmental authorities are not included in revenue. Payments received or amounts billed in advance of revenue recognition are reported as deferred revenue.

We consider Products, related installation, and our proprietary back-end cloud platform software and services an integrated system that allows our customers to monitor, control and protect their homes. These Smart Home Services are accounted for as a single performance obligation that is recognized over the customer’s contract term, which is generally three to five years.

Deferred Revenue

Our deferred revenues primarily consist of amounts for sales (including upfront proceeds) of Smart Home Services. Deferred revenues are recognized over the term of the related performance obligation, which is generally three to five years.

Capitalized Contract Costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts. These include commissions, other compensation and related costs incurred directly for the origination and installation of new or upgraded customer contracts, as well as the cost of Products installed in the subscriber’s home at the commencement or modification of the contract. We calculate amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortize those deferred contract costs on a straight-line basis over the expected period of benefit that we have determined to be five years, consistent with the pattern in which we provide services to our customers. We believe this pattern of amortization appropriately reduces the carrying value of the capitalized contract costs over time to reflect the decline in the value of the assets as the remaining period of benefit for each monthly portfolio of contracts decreases. The period of benefit of five years is longer than a typical contract term because of anticipated contract renewals. We apply this period of benefit to our entire portfolio of contracts. We update our estimate of the period of benefit periodically and whenever events or circumstances indicate that the period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. Amortization of capitalized contract costs is included in “Depreciation and Amortization” on the consolidated statements of operations.

The carrying amount of the capitalized contract costs is periodically reviewed for impairment. In performing this review, we consider whether the carrying amount of the capitalized contract costs will be recovered. In estimating the amount of consideration we expect to receive in the future related to capitalized contract costs, we consider factors such as attrition rates, economic factors, and industry developments, among other factors. If we determine that capitalized contract costs are impaired, we recognize an impairment loss for the amount by which the carrying amount of the capitalized contract costs and the anticipated costs that relate directly to providing the future services exceed the consideration that we have received and that we expect to receive in the future.

Contract costs not directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts are expensed as incurred. These costs include those associated with housing, marketing and recruiting, non-direct lead generation costs, certain portions of sales commissions and residuals, overhead and other costs considered not directly and specifically tied to the origination of a particular subscriber.

On the accompanying consolidated statement of cash flows, capitalized contract costs are classified as operating activities and reported as “Capitalized contract costs—deferred contract costs” as these assets represent deferred costs associated with subscriber contracts.

Consumer Financing Program

Vivint Flex Pay became our primary sales model beginning in March 2017. Under Vivint Flex Pay, customers pay separately for Products and Services. The customer has the following three ways to pay for the Products: (1) qualified customers in the United States may finance the purchase of Products through a third-party financing provider (“Consumer Financing Program”), (2) we offer to some customers not eligible for the Consumer Financing Program, but who qualify under our underwriting criteria, the option to enter into a retail installment contract (“RIC”) directly with us, or (3) customers may purchase the Products at the outset of the service contract by check, automatic clearing house payments (“ACH”), credit or debit card.

Under the Consumer Financing Program, qualified customers are eligible for loans provided by third-party financing providers up to $4,000. The annual percentage rates on these loans range between 0% and 9.99%, based on the customer’s credit quality, and are either installment loans or revolving loans with a 42 or 60 month term.

For certain third-party provider loans, we pay a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider and we share liability for credit losses, with the Company being responsible for between 5% and 100% of lost principal balances. Additionally, we are responsible for reimbursing certain third-party financing providers for the credit card transaction fees associated with the loans. Because of the nature of these provisions, we record a derivative liability at its fair value when the third-party financing provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability represents the estimated remaining amounts to be paid to the third-party provider by us related to outstanding loans, including the monthly fees based on either the outstanding loan balances or the number of outstanding loans, shared liabilities for credit losses and customer payment processing fees. The derivative liability is reduced as payments are made by us to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Consolidated Statement of Operations.

For other third-party loans, we receive net proceeds (net of fees and expected losses) for which we have no further obligation to the third-party. We record these net proceeds to deferred revenue.

Retail Installment Contract Receivables

For subscribers that enter into a RIC to finance the purchase of Products and related installation, we record a receivable for the amount financed. Gross RIC receivables are reduced for (i) expected write-offs of uncollectible balances over the term of the RIC and (ii) a present value discount of the expected cash flows using a risk adjusted market interest rate (together, the “RIC Discount”). Therefore, the RIC receivables equal the present value of the expected cash flows to be received by us over the term of the RIC. At the time of installation, we record a long-term note receivable within long-term notes receivables and other assets, net on the consolidated balance sheets for the present value of the receivables that are expected to be collected beyond 12 months of the reporting date. The unbilled receivable amounts that are expected to be collected within 12 months of the reporting date are included as a short-term notes receivable within accounts and notes receivable, net on the consolidated balance sheets. The billed amounts of notes receivable are included in accounts receivable within accounts and notes receivable, net on the consolidated balance sheets.

We impute the interest on the RIC receivable using a risk adjusted market interest rate and record it as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The risk adjusted interest rate considers a number of factors, including credit quality of the subscriber base and other qualitative considerations such as macro-economic factors. The imputed interest income is recognized over the term of the RIC contract as recurring and other revenue on the consolidated statements of operations.

When we determine that there are RIC receivables that have become uncollectible, we record an adjustment to the RIC Discount and reduce the related note receivable balance. On a regular basis, we also assess the level of the RIC Discount balance based on historical RIC write-off trends and adjust the balance, if necessary. Account balances are written-off if collection efforts are unsuccessful and future collection is unlikely based on the length of time from the day accounts become past due.

Accounts Receivable

Accounts receivable consists primarily of amounts due from subscribers for recurring monthly monitoring Services and the billed portion of RIC receivables. The accounts receivable are recorded at invoiced amounts and are non-interest bearing and are included within accounts and notes receivable, net on the consolidated balance sheets. We estimate this allowance based on historical collection experience and subscriber attrition rates. When we determine that there are accounts receivable that are uncollectible, they are charged off against the allowance for doubtful accounts. The provision for doubtful accounts is included in general and administrative expenses in the accompanying consolidated statements of operations.

Loss Contingencies

We record accruals for various contingencies including legal proceedings and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of legal counsel. We record an accrual when a loss is deemed probable to occur and is reasonably estimable. Factors that we consider in the determination of the likelihood of a loss and the estimate of the range of that loss in respect of legal matters include the merits of a particular matter, the nature of the litigation, the length of time the matter has been pending, the procedural posture of the matter, whether we intend to defend the matter, the likelihood of settling for an insignificant amount and the likelihood of the plaintiff accepting an amount in this range. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

Goodwill and Intangible Assets

Purchase accounting requires that all assets and liabilities acquired in a transaction be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. For significant acquisitions, we obtain independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations as well as equity. Identifiable intangible assets include customer relationships and other purchased and internally developed technology. Goodwill represents the excess of cost over the fair value of net assets acquired.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our operations, technological developments, economic conditions and competition.

We conduct a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of our reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, we are able to evaluate goodwill impairment using a qualitative approach. When necessary, our quantitative goodwill impairment test consists of two steps. The first step requires that we compare the estimated fair value of our reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, we would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. Our reporting units are determined based on our current reporting structure, which as of December 31, 2019 consisted of one reporting unit. As of December 31, 2019, there were no changes in facts and circumstances since the most recent annual impairment analysis to indicate impairment existed.

Property, Plant and Equipment and Long-lived Assets

Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets or the lease term for assets under finance leases, whichever is shorter. Intangible assets with definite lives are amortized over the remaining estimated economic life of the underlying technology or relationships, which ranges from two to ten years. Definite-lived intangible assets are amortized on the straight-line method over the estimated useful life of the asset or in a pattern in which the economic benefits of the intangible asset are consumed. Amortization expense associated with leased assets is included with depreciation expense. Routine repairs and maintenance are charged to expense as incurred.

We review long-lived assets, including property, plant and equipment, capitalized contract costs, and definite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider whether or not indicators of impairment exist on a regular basis and as part of each quarterly and annual financial statement close process. Factors we consider in determining whether or not indicators of impairment exist include market factors and patterns of customer attrition. If indicators of impairment are identified, we estimate the fair value of the assets. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

We conduct an indefinite-lived intangible impairment analysis annually as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of our indefinite-lived intangibles may be less than the carrying amount. When indicators of impairment do not exist and certain accounting criteria are met, we are able to evaluate indefinite-lived intangible impairment using a qualitative approach. When necessary, our quantitative impairment test consists of two steps. The first step requires that we compare the estimated fair value of our indefinite-lived intangibles to the carrying value. If the fair value is greater than the carrying value, the intangibles are not considered to be impaired and no further testing is required. If the fair value is less than the carrying value, an impairment loss in an amount equal to the difference is recorded.

Income Taxes

We account for income taxes based on the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.

We recognize the effect of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Our policy for recording interest and penalties is to record such items as a component of the provision for income taxes.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition, or cash flows.

Recent Accounting Pronouncements

See Note 2 to our accompanying audited consolidated financial statements.

Basis of Presentation

We conduct business through one operating segment, Vivint and primarily operate in two geographic regions: the United States and Canada. See Note 16 in the accompanying consolidated financial statements for more information about our geographic segments.

Results of operations

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Total revenues	$1,155,981	$1,050,441	$881,983
Total costs and expenses	1,298,098	1,292,500	1,037,476

Loss from operations	(142,117)	(242,059)	(155,493)
Other expenses	252,326	227,466	253,628

Loss before taxes	(394,443)	(469,525)	(409,121)
Income tax expense (benefit)	1,313	(1,611)	1,078

Net loss	$(395,756)	$(467,914)	$(410,199)

Key performance measures

	Year ended December 31,
	2019	2018	2017
Total Subscribers (in thousands)	1,552.5	1,444.8	1,292.7
Total MSR (in thousands)	$79,858	$76,103	$70,992
AMSRU	$51.44	$52.67	$54.92
Net subscriber acquisition costs per new subscriber	$1,018	$1,189	$1,594
Net service cost per subscriber	$13.73	$16.27	$15.69
Net service margin	74%	69%	72%
Average subscriber lifetime (months)	92	91	90
Total bookings (in millions)	$1,753	$1,676	$1,524
Total backlog (in millions)	$5,813	$5,163	$4,758

	Year ended December 31,
	2019		2018		2017
	As Reported	As Adjusted(1)	As Reported	As Adjusted(1)
Total MR (in thousands)	$97,093	$92,787	$87,537	$83,879	$73,499

AMRU	$64.44	$61.58	$63.11	$60.47	$60.21

(1)

As adjusted excludes the impact of adopting Topic 606 associated with total revenues recognized. See Note 3 “Revenue and Capitalized Contract Costs” in the accompanying notes to consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenues

The following table provides our revenue for the years ended December 31, 2019 and 2018:

	2019	2018	% Change
	(in thousands)
Recurring and other revenue	$1,155,981	$1,050,441	10%

Recurring and other revenue increased $105.5 million, or 10% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. An increase in Total Subscribers of approximately 7.5% led to an increase of approximately $91.6 million in recurring and other revenue and an increase in AMRU resulted in an increase of approximately $28.9 million in recurring and other revenue. In addition, during the year ended December 31, 2019, we recorded an adjustment to reduce recurring and other revenue of $9.1 million associated with a change in accounting estimate related to RIC receivables associated with subscribers originated in 2017 and 2018 (see Note 4 in the accompanying consolidated financial statements). The spin-off of our wireless internet business in July 2019 resulted in a $4.1 million decrease in recurring and other revenue (see Note 10 in the accompanying consolidated financial statements for further information on the Wireless spin-off). When compared to the year ended December 31, 2018, currency translation negatively affected recurring and other revenue by $1.7 million, as computed on a constant foreign currency basis.

Costs and Expenses

The following table provides the significant components of our costs and expenses for the years ended December 31, 2019 and 2018:

	2019	2018	% Change
	(in thousands)
Operating expenses	$369,285	$355,813	4%
Selling expenses	193,359	213,386	(9)%
General and administrative	192,014	204,536	(6)%
Depreciation and amortization	543,440	514,082	6%
Restructuring and asset impairment charges	—	4,683	N	M

Total costs and expenses	$1,298,098	$1,292,500	—%

(1)	Not Meaningful (“NM”)

Operating expenses for the year ended December 31, 2019 increased $13.5 million, or 4%, as compared to the year ended December 31, 2018. This increase was primarily due to increases of $7.4 million in personnel and related costs; facility and rent expense of $5.5 million; information technology expenses of $4.2 million; contracted services of $3.2 million; and $2.6 million of payment processing and bank fees. These increases were offset by decreases of $5.5 million in costs associated with our retail and other sales pilots and a decrease of $2.8 million associated with the spin-off of our wireless internet business in July 2019.

Selling expenses, excluding capitalized contract costs, decreased $20.0 million, or 9%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to decreases of $12.2 million in personnel and related costs; expenses associated with our retail and other sales pilots of $9.5 million; and housing and related costs of $6.9 million. These decreases were offset by an increase in marketing costs of $10.2 million primarily associated with lead generation.

General and administrative expenses decreased $12.5 million, or 6%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to a decrease of $10.0 million associated with the spin-off of our wireless internet business; personnel and related costs of $6.3 million; information technology costs of $3.5 million; and research and development costs of $1.9 million. These decreases were offset by an increase of $5.7 million in bad debt expense and an increase of $1.7 million in facility related costs. Depreciation and amortization for the year ended December 31, 2019 increased $29.4 million, or 6%, as compared to the year ended December 31, 2018 primarily due to increased amortization of capitalized contract costs related to new subscribers.

Restructuring expenses for the year ended December 31, 2018 related to employee severance and termination benefits expenses (See Note 11 to the accompanying consolidated financial statements for further information).

Other Expenses, net

The following table provides the significant components of our other expenses, net, for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	% Change
	(in thousands)
Interest expense	$260,014	$245,214	6%
Interest income	(23)	(425)	N	M
Other income, net	(7,665)	(17,323)	N	M

Total other expenses, net	$252,326	$227,466	11%

Interest expense increased $14.8 million, or 6%, for the year ended December 31, 2019, as compared with the year ended December 31, 2018, due to a higher principal balance on our debt. See Note 5 to our accompanying consolidated financial statements for further information on our long-term debt.

Other income, net represented $7.7 million for the year ended December 31, 2019, as compared to $17.3 million for the year ended December 31, 2018. The other income during the year ended December 31, 2019 was primarily due a gain on our derivative instrument of $5.1 million and a foreign currency exchange gain of $3.4 million, offset by a loss on debt modification and extinguishment of $0.8 million. The other income during the year ended December 31, 2018 was primarily due to the $50.4 million gain associated with the sale of our Spectrum intangible assets (see Note 8 to our accompanying consolidated financial statements for further information), offset by a loss on debt modification and extinguishment of $14.6 million, a loss on our derivative instrument of $12.6 million and a foreign currency exchange loss of $7.1 million.

See Note 5 to our accompanying consolidated financial statements for further information on our long-term debt related to other expenses, net.

Income Taxes

The following table provides the significant components of our income tax expense (benefit) for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018	% Change
	(in thousands)
Income tax expense (benefit)	$1,313	$(1,611)	N	M

Income tax expense was $1.3 million for the year ended December 31, 2019, as compared to an income tax benefit of $1.6 million for the year ended December 31, 2018. Our tax expense and benefit for the years ended December 31, 2019 and 2018, respectively, resulted primarily from the income and loss in our Canadian subsidiary, U.S. minimum state taxes, and the partial release of the domestic valuation allowance in 2019 associated with certain acquisitions.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenues

The following table provides the significant components of our revenue for the years ended December 31, 2018 and 2017:

	2018				% Change
	As Reported	Topic 606 Adjustments	As Adjusted(1)	2017	As Reported		As Adjusted
	(in thousands)
Recurring and other revenue	$1,050,441	$(99,780)	$950,661	$843,420	25%		13%
Service and other sales revenue	—	46,177	$46,177	26,988	N	M	71%
Activation fees	—	9,705	$9,705	11,575	N	M	(16)%

Total revenues	$1,050,441	$(43,898)	$1,006,543	$881,983	19%		14%

(1)

As adjusted excludes the impact of adopting Topic 606. See Note 3 ”Revenue and Capitalized Contract Costs” in the accompanying notes to the consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

Total revenues increased $168.5 million, or 19%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, of which $43.9 million was associated with the adoption of Topic 606 related to the timing of revenue recognition. The impact of Topic 606 primarily related to the change in timing of revenue recognition associated with customer payments related to Products.

Recurring and other revenue for the year ended December 31, 2018 increased $207.0 million, or 25%, as compared to the year ended December 31, 2017, of which $99.8 million related to the adoption of Topic 606 associated with the timing of revenue recognition and classification of revenue components. The as adjusted recurring and other revenue for the year ended December 31, 2018 totaled $950.7 million, an increase of $107.2 million, or 13%. Approximately $110.1 million of this increase in recurring and other revenue was due to an increase in Total Subscribers. Recognized deferred revenue increased $46.0 million and recognized RIC imputed interest increased $7.6 million, due to the increased subscriber base, increases in sales of Products and the company’s transition to Vivint Flex Pay in 2017. When compared to the year ended December 31, 2017, currency translation had an immaterial impact, as computed on a constant currency basis. The increase in recurring and other revenue was partially offset by $53.7 million from a decrease in the AMSRU of approximately $3.00 attributable to the Company’s transition to Vivint Flex Pay in early 2017 and a decrease of $2.7 million related to wireless.

Total service and other sales revenue for the year ended December 31, 2017 totaled $27.0 million. The as adjusted service and other sales revenue for the year ended December 31, 2018 totaled $46.2 million, which represented an increase of $19.2 million, or 71%, as compared to the year ended December 31, 2017, primarily due to upgrade Product sales and increased service-related billings.

Revenues recognized related to activation fees for the year ended December 31, 2017 totaled $11.6 million. The as adjusted revenues recognized related to activation fees for the year ended December 31, 2018 totaled $9.7 million, which represented a decrease of $1.9 million, or 16% as compared to the year ended December 31, 2017. This change was primarily due to activation fees no longer being billed separately to subscribers at the time of installation under Vivint Flex Pay.

Costs and Expenses

The following table provides the significant components of our costs and expenses for the years ended December 31, 2018 and 2017:

	2018				% Change
	As Reported	Topic 606 Adjustments	As Adjusted(1)	2017	As Reported		As Adjusted
	(in thousands)
Operating expenses	$355,813	$29,859	$385,672	$321,476	11%		20%
Selling expenses	213,386	—	213,386	198,348	8%		8%
General and administrative	204,536	—	204,536	188,397	9%		9%
Depreciation and amortization	514,082	(146,203)	367,879	329,255	56%		12%
Restructuring and asset impairment charges	4,683	—	4,683	—	N	M	N	M

Total costs and expenses	$1,292,500	$(116,344)	$1,176,156	$1,037,476	25%		13%

(1)

As adjusted excludes the impact of adopting Topic 606. See Note 3 ”Revenue and Capitalized Contract Costs” in the accompanying notes to the consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

Operating expenses for the year ended December 31, 2018 increased $34.3 million, or 11%, as compared to the year ended December 31, 2017, which excluded $29.9 million related to certain contract costs previously expensed, but are now included in capitalized contract costs after the adoption of Topic 606. As adjusted operating expenses for the year ended December 31, 2018 increased $64.2 million, or 20% as compared to the year ended December 31, 2017. This increase was primarily due to increases of $62.9 million in personnel and related costs for field service and customer care, an increase of $11.1 million in non-capitalized equipment and shipping costs, and an increase of $2.7 million of payment processing and bank fees associated with the increase in Total Subscribers and the Company’s transition to Vivint Flex Pay. These increases were offset by decreases of $6.8 million in costs associated with our retail and other sales pilots, contracted services of $5.0 million primarily associated with third-party field services and information technology operating expenses of $2.1 million.

Selling expenses, excluding capitalized contract costs (formerly subscriber acquisition costs), increased by $15.0 million, or 8%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to increases of $14.1 million in personnel and related costs, sales-related information technology costs of $7.9 million, housing and related costs of $6.0 million and marketing costs of $4.7 million primarily associated with lead generation. These increases were offset by a decrease of $18.8 million in costs associated with our retail and other sales pilots.

General and administrative expenses increased $16.1 million, or 9%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to increases in personnel and related costs of $25.4 million, including $6.0 million associated with us offering a 401(k) match beginning in 2018, research and development costs of $5.3 million, information technology costs of $4.3 million and an increase in contracted services costs of $2.3 million. These costs were offset by a decrease of $10.4 million in costs associated with our retail and other sales pilots and a decrease of $9.1 million in legal and litigation matters.

Depreciation and amortization for the year ended December 31, 2018 increased $184.8 million, or 56%, as compared to the year ended December 31, 2017, of which $146.2 million was associated with the adoption of Topic 606, relating to the timing of amortization of capitalized contract costs. As adjusted depreciation and amortization for the year ended December 31, 2018 increased $38.6 million, or 12%, as compared to the year ended December 31, 2017 primarily due to increased amortization of capitalized contract costs (formerly subscriber acquisition costs) related to new subscribers.

Restructuring expenses for the year ended December 31, 2018 related to employee severance and termination benefits expenses (See Note 10 to the accompanying consolidated financial statements for further information).

Other Expenses, net

The following table provides the significant components of our other expenses, net, for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	% Change
	(in thousands)
Interest expense	$245,214	$225,772	9%
Interest income	(425)	(130)	N	M
Other loss (income), net	(17,323)	27,986	N	M

Total other expenses, net	$227,466	$253,628	(10)%

Interest expense increased $19.4 million, or 9%, for the year ended December 31, 2018, as compared with the year ended December 31, 2017, due to a higher principal balance on our debt. See Note 5 to our accompanying consolidated financial statements for further information on our long-term debt.

Other (income) loss, net, represented income of $17.3 million for the year ended December 31, 2018, as compared to a loss of $28.0 million for the year ended December 31, 2017. The other income during the year ended December 31, 2018 was primarily due to the $50.4 million gain associated with the sale of our Spectrum intangible assets (see Note 8 to our accompanying consolidated financial statements for further information), offset by a loss on debt modification and extinguishment of $14.6 million, a loss on our derivative instrument of $12.6 million and a foreign currency exchange loss of $7.1 million. The other loss during the year ended December 31, 2017 was primarily due to a loss of $23.0 million resulting from our debt modification and extinguishment and a loss on our derivative instrument of $9.6 million, offset by a foreign currency exchange gain of $4.9 million.

See Note 5 to our accompanying consolidated financial statements for further information on our long-term debt related to other expenses, net.

Income Taxes

The following table provides the significant components of our income tax expense for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	% Change
	(in thousands)
Income tax expense	$(1,611)	$1,078	NM

Income tax benefit was $1.6 million for the year ended December 31, 2018, as compared to an income tax expense of $1.1 million for the year ended December 31, 2017. Our tax benefit and expense for the years ended December 31, 2018 and 2017, respectively, resulted primarily from the loss and earnings in our Canadian subsidiary, as well as U.S. minimum state taxes.

Unaudited Quarterly Results of Operations

The following tables present our unaudited quarterly consolidated results of operations for the four quarters ended December 31, 2019 and 2018. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read these tables in conjunction with our audited consolidated financial statements and related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for a full year or any future periods.

	Three Months Ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	(in thousands)
Statement of operations data
Revenue	$307,835	$290,844	$281,053	$276,249
Loss from operations	(20,818)	(42,492)	(50,829)	(27,978)
Net loss	(88,412)	(102,292)	(115,896)	(89,156)

	Three Months Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	(in thousands)
Statement of operations data
Revenue	$276,542	$272,335	$254,967	$246,597
Loss from operations	(46,137)	(44,058)	(80,233)	(71,631)
Net loss	(118,586)	(120,226)	(144,385)	(84,717)

Liquidity and Capital Resources

Our primary source of liquidity has historically been cash from operations, proceeds from issuances of debt securities, borrowings under our credit facilities and, to a lesser extent, capital contributions. As of December 31, 2019, we had $4.5 million of cash and cash equivalents and $32.1 million of availability under our revolving credit facility (after giving effect to $11.1 million of letters of credit outstanding and $245.0 million of borrowings). Subsequent to December 31, 2019 the Company used the net proceeds from the 2027 Notes offering and Concurrent Refinancing Transactions, together with the proceeds from the Merger, to (i) redeem all of the 2020 Notes, (ii) redeem all of the 2022 Private Placement Notes , (iii) refinance in full the existing borrowings under the existing term loan facility and existing revolving credit facility, (iv) redeem $223.0 million aggregate principal amount of the 2022 Notes and (v) pay the related accrued interest, fees and expenses related thereto.

As market conditions warrant, we and our equity holders, including the Sponsor, its affiliates and members of our management, may from time to time, seek to purchase our outstanding debt securities or loans in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including additional borrowings under our revolving credit facility. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us. Depending on conditions in the credit and capital markets and other factors, we will, from time to time, consider various financing transactions, the proceeds of which could be used to refinance our indebtedness or for other purposes. As examples, we recently entered into the following financing transactions:

•	In September 2018, we borrowed $810 million under the 2024 Term Loan B (the “2024 Term Loan B”). We used a portion of the net proceeds from the borrowings under the 2024 Term Loan B to redeem in full the entire $269.5 million outstanding aggregate principal amount of the existing 2019 notes and pay the related accrued interest and redemption premium, to repurchase approximately $250.7 million aggregate principal amount of the 2020 notes, and to pay fees and expenses related to the Term Loan Agreement, and

•

In May 2019, we issued $225 million aggregate principal amount of the outstanding 2024 notes. We used the net proceeds from the outstanding 2024 notes offering to redeem $225 million aggregate principal amount of our 2020 notes, and to pay the related accrued interest and to pay all fees and expenses related thereto.

Capital Contribution

In each of July 2019 and September 2018, Parent contributed $4.7 million to us as equity contributions.

Cash Flow and Liquidity Analysis

Our cash flows provided by operating activities include recurring monthly billings, cash received from the sale of Products to our customers that either pay-in-full at the time of installation or finance their purchase of Products under the Consumer Financing Program and other fees received from the customers we service. Cash used in operating activities includes the cash costs to monitor and service our subscribers, a portion of subscriber acquisition costs, interest associated with our debt and general and administrative costs. Historically, we financed subscriber acquisition costs through our operating cash flows, the issuance of debt and, to a lesser extent, through the issuance of equity and sale of contracts to third parties. Currently, the upfront proceeds under Vivint Flex Pay, and those that are paid-in-full at the time of the sale of Products, offset a portion of the upfront investment associated with subscriber acquisition costs.

Sales from our direct-to-home channel are seasonal in nature. We make investments in the recruitment of our direct-to-home sales representatives, inventory and other support costs for the April through August sales period prior to each sales season. We experience increases in capitalized contract costs, as well as costs to support the sales force throughout North America, prior to and during this time period. The incremental inventory purchased to support the direct-to-home sales season is generally consumed prior to the end of the calendar year in which it is purchased.

The following table provides a summary of cash flow data (in thousands):

	Year ended December 31,
	2019	2018	2017
Net cash used in operating activities	$(221,592)	$(220,499)	$(309,332)
Net cash (used in) provided by investing activities	(5,612)	32,922	(21,661)

Net cash provided by financing activities	218,914	196,407	291,213

Cash Flows from Operating Activities

We generally reinvest the cash flows from our recurring monthly billings and cash received from the sale of Products associated with the initial installation into our business, primarily to (1) maintain and grow our subscriber base, (2) expand our infrastructure to support this growth, (3) enhance our existing Smart Home Service offerings, (4) develop new Smart Home Service offerings and (5) expand into new sales channels. These investments are focused on generating new subscribers, increasing the revenue from our existing subscriber base, enhancing the overall quality of service provided to our subscribers, and increasing the productivity and efficiency of our workforce and back-office functions necessary to scale our business.

For the year ended December 31, 2019, net cash used in operating activities was $221.6 million. This cash used was primarily from a net loss of $395.8 million, adjusted for:

•	$552.4 million in non-cash amortization, depreciation, and stock-based compensation,

•	a $25.0 million provision for doubtful accounts, and

•	a $1.1 million net gain on sale of disposal of assets,

•	a $2.3 million realized gain on equity securities, and

•	a $0.8 million loss on early extinguishment of debt.

Cash used in operating activities also resulted from changes in operating assets and liabilities, including:

•	a $533.5 million increase in capitalized contract costs,

•	$34.5 million increase in accounts receivable driven primarily by the increase in billed RIC receivables,

•	$8.1 million decrease in right-of-use operating lease liabilities,

•	a $14.0 million increase in inventories on hand, and

•	a $0.8 million increase in prepaid expenses and other current assets.

These uses of operating cash were partially offset by:

•	a $128.6 million increase in deferred revenue due to the increased subscriber base and the increase of deferred revenues associated with Product sales under Vivint Flex Pay,

•	a $21.0 million decrease in other assets primarily due to decreases in notes receivables associated with RICs,

•	a $24.9 million increase in accrued expenses and other liabilities due primarily from increases in accrued interest on our long term debt and accrued payroll related costs,

•	$7.3 million decrease in right-of-use operating assets and

•	a $5.6 million increase in accounts payable due primarily to non-direct third-party services.

For the year ended December 31, 2018, net cash used in operating activities was $220.5 million. This cash used was primarily from a net loss of $467.9 million, adjusted for:

•	$521.7 million in non-cash amortization, depreciation, and stock-based compensation,

•	a $49.8 million net gain on sale of disposal of assets primarily associated with the sale of our spectrum intangible assets,

•	a $14.6 million loss on early extinguishment of debt,

•	a $19.4 million provision for doubtful accounts, and

•	a $0.5 million unrealized gain on equity securities.

Cash used in operating activities also resulted from changes in operating assets and liabilities, including:

•	a $499.3 million increase in capitalized contract costs,

•	$34.0 million increase in accounts receivable driven primarily by the increase in billed RIC receivables,

•	a $29.1 million increase in other assets primarily due to increases in notes receivables associated with RICs, and

•	a $27.0 million decrease in accounts payable due primarily to decreases in inventory purchases.

These uses of operating cash were partially offset by:

•	a $172.9 million increase in deferred revenue due to the increased subscriber base and the increase of deferred revenues associated with Product sales under Vivint Flex Pay,

•	a $91.5 million increase in accrued expenses and other liabilities due primarily from increases in accrued interest on our long term debt,

•	a $64.4 million decrease in inventories primarily associated with the decrease in inventory on hand associated with our retail sales channel, and

•	a $4.7 million decrease in prepaid expenses and other current assets.

For the year ended December 31, 2017, net cash used in operating activities was $309.3 million. This cash used was primarily from a net loss of $410.2 million, adjusted for:

•	$337.4 million in non-cash amortization, depreciation, and stock-based compensation,

•	a $23.1 million loss on early extinguishment of debt, and

•	a $22.5 million provision for doubtful accounts.

Cash used in operating activities also resulted from changes in operating assets and liabilities, including:

•	a $457.7 million increase in subscriber acquisition costs,

•	a $75.6 million increase in inventories to support our Best Buy relationship and the anticipated sales generated by our national inside sales channel,

•	a $74.8 million increase in other assets primarily due to increases in notes receivables associated with RICs,

•	a $49.6 million increase in accounts receivable driven primarily by the recognition of billed RIC receivables, and

•	a $6.0 million increase in prepaid expenses and other current assets.

These uses of operating cash were partially offset by:

•	a $247.5 million increase in deferred revenue due to the increased subscriber base and the generation of deferred revenues associated with Product sales under Vivint Flex Pay,

•	a $70.5 million increase in accounts payable due primarily to increases in inventory purchases, and

•	a $62.2 million increase in accrued expenses and other liabilities due primarily from increases in accrued interest on our long term debt.

Our outstanding debt as of December 31, 2019 was approximately $3.3 billion. Net cash interest paid for the years ended December 31, 2019, 2018 and 2017 related to our indebtedness (excluding finance leases) totaled $250.4 million, $236.7 million and $203.4 million, respectively. Our net cash from operating activities for the years ended December 31, 2019, 2018 and 2017, before these interest payments, was an inflow of $28.8 million, an inflow of $16.2 million and an outflow of $105.9 million, respectively. Accordingly, our net cash from operating activities for the years ended December 31, 2019, 2018 and 2017 was insufficient to cover these interest payments. For additional information regarding our outstanding indebtedness see “—Long-Term Debt” below.

Cash Flows from Investing Activities

Historically, our investing activities have primarily consisted of capital expenditures, business combinations and technology acquisitions. Capital expenditures primarily consist of periodic additions to property, and equipment to support the growth in our business.

For the year ended December 31, 2019, net cash used in investing activities was $5.6 million. This cash used primarily consisted of capital expenditures of $10.1 million and acquisition of intangible assets of $1.8 million. These cash uses were offset by $5.4 million in equity security sales.

For the year ended December 31, 2018, net cash provided by investing activities was $32.9 million. This cash provided primarily consisted of net proceeds of $53.7 million primarily from the sale of our spectrum intangible assets, offset by capital expenditures of $19.4 million and acquisition of intangible assets of $1.5 million.

For the year ended December 31, 2017, net cash used in investing activities was $21.7 million. This cash used primarily consisted of capital expenditures of $20.4 million and acquisition of intangible assets of $1.8 million.

Cash Flows from Financing Activities

Historically, our cash flows provided by financing activities primarily related to the issuance of debt, all to fund the portion of upfront costs associated with generating new subscribers that are not covered through our operating cash flows or through our Vivint Flex Pay program. Uses of cash for financing activities are generally associated with the return of capital to our stockholders, the repayment of debt and the payment of financing costs associated with the issuance of debt.

For the year ended December 31, 2019, net cash provided by financing activities was $218.9 million, consisting primarily of $225.0 million in borrowings on notes, $342.5 million in borrowings on the revolving credit facility and $4.7 million from a capital contribution. This was offset with $233.1 million of repayments on notes, $97.5 million of repayments on the revolving credit facility, $4.9 million in financing costs, $9.8 million of repayments under our finance lease obligations and $8.0 million in returns of capital.

For the year ended December 31, 2018, net cash provided by financing activities was $196.4 million, consisting primarily of $810.0 million in borrowings on notes, $201.0 million in borrowings on the revolving credit facility and $4.7 million from a capital contribution. This was offset with $522.2 million of repayments on notes, $261.0 million of repayments on the revolving credit facility, $20.6 million in financing costs, $12.4 million of repayments under our capital lease obligations and $3.1 million in returns of capital.

For the year ended December 31, 2017, net cash provided by financing activities was $291.2 million, consisting primarily of $724.8 million in borrowings on notes and $196.9 million in borrowings on the revolving credit facility. This was offset with $450.0 million of repayments on notes, $136.9 million of repayments on the revolving credit facility, $29.4 million in financing costs, $10.0 million of repayments under our capital lease obligations, $3.0 million in repayments under spectrum lease obligations and $1.2 million in returns of capital.

Long-Term Debt

We are a highly leveraged company with significant debt service requirements. As of December 31, 2019, we had $3,294.2 million of aggregate principal total debt outstanding, consisting of $454.3 million of outstanding 2020 notes, $270 million of outstanding 2022 private placement notes, $900.0 million of outstanding 2022 notes, $400.0 million of outstanding 2023 notes, $225.0 million of outstanding 2024 notes and $799.9 million of outstanding 2024 Term Loan B with $32.1 million of availability under our revolving credit facility (after giving effect to $11.1 million of outstanding letters of credit and $245.0 million of borrowings).

Revolving Credit Facility

On November 16, 2012, we entered into a $200.0 million senior secured revolving credit facility, with a five year maturity. In addition, we may request one or more term loan facilities, increased commitments under the revolving credit facility or new revolving credit commitments, in an aggregate amount not to exceed $225.0 million.

On June 28, 2013, we amended and restated the credit agreement to provide for a new repriced tranche of revolving credit commitments with a lower interest rate. Nearly all of the existing tranches of revolving credit commitments were terminated and converted into the repriced tranche, with the unterminated portion of the existing tranche continuing to accrue interest at the original higher rate.

On March 6, 2015, we amended and restated the credit agreement to provide for, among other things, (1) an increase in the aggregate commitments previously available to us from $200.0 million to $289.4 million and (2) the extension of the maturity date with respect to certain of the previously available commitments.

On August 10, 2017, we amended and restated the credit agreement to provide for, among other things, (1) an increase in the aggregate commitments previously available to us from $289.4 million to $324.3 million and (2) the extension of the maturity date with respect to certain of the previously available commitments.

On February 14, 2020, we amended and restated the credit agreement (the “Fourth Amended and Restated Credit Agreement”) to provide for, among other things, (1) an increase in the aggregate commitments previously available to us from $288.2 million to $350.0 million and (2) the extension of the maturity date with respect to certain of the previously available commitments.

As of December 31, 2019, the aggregate commitments available under the credit agreement, as amended and restated on August 10, 2017, prior to APX entering into the Fourth Amended and Restated Credit Agreement, was $288.2 million. As of December 31, 2019 there was $245.0 million outstanding borrowings under the revolving credit facility. Borrowings under the Fourth Amended and Restated Credit Agreement bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) the base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings (1)(a) under the Series A Revolving Commitments of approximately $10.9 million and the Series C Revolving Commitments of approximately $330.8 million is currently 2.0% and (b) under the Series B Revolving Commitments of approximately $8.3 million is currently 3.0% and (2) the applicable margin for LIBOR rate-based borrowings (a) under the Series A Revolving Commitments and the Series C Revolving Commitments is currently 3.0% per annum and (b) under the Series B Revolving Commitments is currently 4.0%. The applicable margin for borrowings under the revolving credit facility is subject to one step-down of 25 basis points based on our meeting a consolidated first lien net leverage ratio test at the end of each fiscal quarter.

In addition to paying interest on outstanding principal under the revolving credit facility, APX is required to pay a quarterly commitment fee (which will be subject to one interest rate step-down of 12.5 basis points, based on APX meeting a consolidated first lien net leverage ratio test) to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. APX also pays a customary letter of credit and agency fees.

APX is not required to make any scheduled amortization payments under the revolving credit facility. The Series D Revolving Commitments expired on March 31, 2019 and the principal amount outstanding under the revolving credit facility will be due and payable in full on March 31, 2021 with respect to the commitments under the Series A Revolving Credit Facility and Series B Revolving Credit Facility and on February 14, 2025 (or the applicable springing maturity date if the Revolving Springing Maturity Condition applies) with respect to the $330.8 million of Series C Revolving Credit Commitments. The “Revolver Springing Maturity Condition” applies if (i) on the 2022 Springing Maturity Date, an aggregate principal amount of the Borrower’s 7.875% Senior Secured Notes Due 2022 (the “2022 Notes”) in excess of $350.0 million are either outstanding or have not been repaid or redeemed with certain qualifying proceeds specified in the Revolving Credit Agreement, (ii) on the 2023 Springing Maturity Date, an aggregate principal amount of the 2023 Notes in excess of $125.0 million are either outstanding or have not been repaid or redeemed with certain qualifying proceeds specified in the Revolving Credit Agreement or (iii) on the 2024 Springing Maturity Date, an aggregate principal amount of the

Borrower’s 8.500% Senior Secured Notes Due 2024 (the “outstanding 2024 Notes”) in excess of $125.0 million are either outstanding or have not been repaid or redeemed with certain qualifying proceeds specified in the Revolving Credit Agreement. The “2022 Springing Maturity Date” means the date that is 91 days before the maturity date with respect to the 2022 Notes, the “2023 Springing Maturity Date” means the date that is 91 days before the maturity date with respect to the 2023 Notes and the “2024 Springing Maturity Date” means the date that is 91 days before the maturity date with respect to the outstanding 2024 Notes.

2020 Notes

As of December 31, 2019, APX had $454.3 million outstanding aggregate principal amount of its 2020 notes. Subsequent to the year ended December 31, 2019, APX used the net proceeds from the 2027 Notes offering and Concurrent Refinancing Transactions, together with the proceeds from the Merger, to redeem all of the outstanding principal amount of the 2020 notes. Interest on the 2020 notes was payable semi-annually in arrears on each June 1 and December 1. The 2020 notes were to mature on December 1, 2020.

We were permitted to redeem at any time and from time to time some or all of the 2020 notes at par plus any accrued and unpaid interest to the date of redemption.

2022 Private Placement Notes

As of December 31, 2019, APX had $270 million outstanding aggregate principal amount of its 2022 private placement notes. Subsequent to the year ended December 31, 2019, APX used the net proceeds from the 2027 Notes offering and Concurrent Refinancing Transactions, together with the proceeds from the Merger, to redeem all of the outstanding principal amount of the 2022 private placement notes. Interest on the 2022 private placement notes was payable semi-annually in arrears on June 1 and December 1 of each year.

We were permitted to, at our option, redeem at any time and from time to time some or all of the 2022 private placement notes at 104.5%, declining to par from and after December 1, 2019, in each case, plus any accrued and unpaid interest to the date of redemption.

The 2022 private placement notes were to mature on December 1, 2022 unless on September 1, 2020 (i.e. the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $190 million of the 2020 notes remained outstanding or had not been refinanced as permitted under the terms of the 2022 private placement notes, in which case the private placement notes were to mature on September 1, 2020.

2022 Notes

As of December 31, 2019, APX had $900.0 million outstanding aggregate principal amount of its 2022 notes. Subsequent to the year ended December 31, 2019, APX used the net proceeds from the 2027 Notes offering and Concurrent Refinancing Transactions, together with the proceeds from the Merger, to redeem $223.0 million of the outstanding principal amount of the 2022 notes. Interest on the 2022 notes is payable semi-annually in arrears on June 1 and December 1 of each year.

We may, at our option, redeem at any time and from time to time some or all of the 2022 notes at 103.938%, declining to par from and after December 1, 2020, in each case, plus any accrued and unpaid interest to the date of redemption.

The 2022 notes mature on December 1, 2022, or on such earlier date when any outstanding pari passu lien indebtedness matures as a result of the operation of any springing maturity provisions set forth in the agreements governing such pari passu lien indebtedness.

2023 Notes

As of December 31, 2019, APX had $400.0 million outstanding aggregate principal amount of its 2023 notes. Interest on the 2023 notes is payable semi-annually in arrears on September 1 and March 1 of each year. The 2023 notes mature on September 1, 2023.

From and after September 1, 2019, we may, at our option, redeem at any time and from time to time some or all of the 2023 notes at 105.719%, declining to par from and after September 1, 2022, in each case, plus any accrued and unpaid interest to the date of redemption.

Outstanding 2024 Notes

As of December 31, 2019, APX had $225.0 million outstanding aggregate principal amount of its outstanding 2024 notes. Interest on the outstanding 2024 notes is payable semi-annually in arrears on May 1 and November 1 of each year.

We may, at our option, redeem at any time and from time to time prior to May 1, 2021, some or all of the outstanding 2024 notes at 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date plus the applicable “make-whole premium.” From and after May 1, 2021, we may, at our option, redeem at any time and from time to time some or all of the outstanding 2024 notes at 104.25%, declining to par from and after May 1, 2023, in each case, plus any accrued and unpaid interest to the date of redemption. In addition, on or prior to May 1, 2021, we may, at our option, redeem up to 40% of the aggregate principal amount of the outstanding 2024 notes with the proceeds from certain equity offerings at 108.50%, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to May 1, 2021, during any 12 month period, we also may, at our option, redeem at any time and from time to time up to 10% of the aggregate principal amount of the outstanding 2024 notes at a price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, to but excluding the redemption date.

The outstanding 2024 notes mature on November 1, 2024, unless, under “Springing Maturity” provisions, (1) on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the outstanding 2024 notes will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2023 notes, in which case the outstanding 2024 Notes will mature on June 1, 2023.

2025 Term Loan B

On September 6, 2018, our subsidiary, APX Group incurred $810 million of 2024 Term Loan B. As of December 31, 2019, APX had $799.9 million outstanding aggregate principal amount of its 2024 Term Loan B. On February 14, 2020 APX Group incurred $950 million of term loans (the “2025 Term Loan B”), the proceeds of which were used, in part, to refinance the 2024 Term Loan B.

Pursuant to the terms of the 2025 Term Loan B, quarterly amortization payments are due in an amount equal to 0.25% of the aggregate principal amount of the 2025 Term Loan B outstanding on the closing date. The remaining principal amount outstanding under the 2025 Term Loan B will be due and payable in full on (x) if the Term Springing Maturity Condition (as defined below) does not apply, December 31, 2025 and (y) if the Term Springing Maturity Condition does apply, the 2023 Springing Maturity Date (which date is the date that is 91 days before the maturity date with respect to the 2023 Notes).

The “Term Springing Maturity Condition” applies if on the 2023 Springing Maturity Date (which date is the date that is 91 days before the maturity date with respect to the 2023 Notes), an aggregate principal amount of the 2023 Notes in excess of $125.0 million are either outstanding or have not been repaid or redeemed.

Guarantees and Security (Revolving Credit Facility, 2025 Term Loan B and Notes)

All of the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the Notes are guaranteed by APX Group Holdings, Inc. and each of APX Group, Inc.’s existing and future material wholly-owned U.S. restricted subsidiaries (subject to customary exclusions and qualifications). However, such subsidiaries shall only be required to guarantee the obligations under the debt agreements governing the Notes for so long as such entities guarantee the obligations under the revolving credit facility, the credit agreement governing the 2025 Term Loan B or our other indebtedness. See Note 18 of our accompanying consolidated financial statements included elsewhere in this report for additional financial information regarding guarantors and non-guarantors.

The obligations under the revolving credit facility, 2025 Term Loan B and the 2022 private placement notes, 2022 notes and the outstanding 2024 notes (collectively with the 2022 private placement notes and the 2022 notes, the “existing senior secured notes”) are secured by a security interest in (1) substantially all of the present and future tangible and intangible assets of APX Group, Inc., and the guarantors, including without limitation equipment, subscriber contracts and communication paths, intellectual property, fee-owned real property, general intangibles, investment property, material intercompany notes and proceeds of the foregoing, subject to permitted liens and other customary exceptions, (2) substantially all personal property of APX Group, Inc. and the guarantors consisting of accounts receivable arising from the sale of inventory and other goods and services (including related contracts and contract rights, inventory, cash, deposit accounts, other bank accounts and securities accounts), inventory and intangible assets to the extent attached to the foregoing books and records of APX Group, Inc. and the guarantors, and the proceeds thereof, subject to permitted liens and other customary exceptions, in each case held by APX Group, Inc. and the guarantors and (3) a pledge of all of the capital stock of APX Group, Inc., each of its subsidiary guarantors and each restricted subsidiary of APX Group, Inc. and its subsidiary guarantors, in each case other than excluded assets and subject to the limitations and exclusions provided in the applicable collateral documents.

Under the terms of the applicable security documents and intercreditor agreement, the proceeds of any collection or other realization of collateral received in connection with the exercise of remedies will be applied first to repay amounts due under the revolving credit facility before the holders of the existing senior secured notes or 2025 Term Loan B receive any such proceeds.

Debt Covenants

The credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the existing notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, APX Group, Inc. and its restricted subsidiaries’ ability to:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	materially change the nature of their business;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to APX Group, Inc.;

•	designate restricted subsidiaries as unrestricted subsidiaries;

•	amend, prepay, redeem or purchase certain subordinated debt; and

•	transfer or sell certain assets.

The credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the Notes contain change of control provisions and certain customary affirmative covenants and events of default. As of December 31, 2019, APX Group, Inc. was in compliance with all covenants related to its long-term obligations.

Subject to certain exceptions, the credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the existing notes permit APX Group, Inc. and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Our future liquidity requirements will be significant, primarily due to debt service requirements. The actual amounts of borrowings under the revolving credit facility will fluctuate from time to time.

Our liquidity and our ability to fund our capital requirements is dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control and many of which are described under “Risk Factors”. If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations or we may not be able to obtain future financings to meet our liquidity needs. We anticipate that to the extent additional liquidity is necessary to fund our operations, it would be funded through borrowings under the revolving credit facility, incurring other indebtedness, additional equity or other financings or a combination of these potential sources of liquidity. We may not be able to obtain this additional liquidity on terms acceptable to us or at all.

Covenant Compliance

Under the credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the existing notes, our subsidiary, APX Group’s ability to engage in activities such as incurring additional indebtedness, making investments, refinancing certain indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Covenant Adjusted EBITDA (which measure is defined as “Consolidated EBITDA” in the credit agreements governing the revolving credit facility and 2025 Term Loan B and “EBITDA” in the debt agreements governing the existing notes) for the applicable four-quarter period. Such tests include an incurrence-based maximum consolidated secured debt ratio and consolidated total debt ratio of 4.00 to 1.0 (or, in the case of each of the credit agreements governing the revolving credit facility and the 2025 Term Loan B, 4.25 to 1.00), an incurrence-based minimum fixed charge coverage ratio of 2.00 to 1.0, and, solely in the case of the credit agreement governing the revolving credit facility, a maintenance-based maximum consolidated first lien secured debt ratio of 5.95 to 1.0, each as determined in accordance with the credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the existing notes. Non-compliance with these covenants could restrict our ability to undertake certain activities or result in a default under the credit agreement governing the revolving credit facility, the credit agreement governing the 2025 Term Loan B and the debt agreements governing the existing notes. As of December 31, 2019, our consolidated first lien secured debt ratio was 3.81 to 1.0, our consolidated total debt ratio was 5.14 to 1.0 and our fixed charge coverage ratio was 2.56 to 1.0, in each case based on Covenant Adjusted EBITDA for the year ended December 31, 2019 and as calculated in accordance with the applicable debt agreements.

We refer to “Covenant Adjusted EBITDA” as meaning net income (loss) before interest expense (net of interest income), income and franchise taxes and depreciation and amortization (including amortization of capitalized subscriber acquisition costs), further adjusted to exclude the effects of certain contract sales to third parties, non-capitalized subscriber acquisition costs, stock based compensation and certain unusual, non-cash, non-recurring and other items permitted in certain covenant calculations under the agreements governing our notes, the credit agreement governing the 2025 Term Loan B and the credit agreement governing our revolving credit facility.

We believe that the presentation of Covenant Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants contained in the agreements governing the notes, the credit agreements governing the revolving credit facility and the 2025 Term Loan B. We caution investors that amounts presented in accordance with our definition of Covenant Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Covenant Adjusted EBITDA in the same manner.

Covenant Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

The following table sets forth a reconciliation of net loss to Covenant Adjusted EBITDA (in thousands):

	Year ended December 31,
	2019	2018	2017
Net loss	$(395,756)	$(467,914)	$(410,199)
Interest expense, net	259,991	244,789	225,642
Non-capitalized subscriber acquisition costs(1)	273,835	276,437	255,456
Amortization of capitalized subscriber acquisition costs	437,285	398,174	206,153
Depreciation and amortization(2)	106,155	115,908	123,102
Gain on sale of spectrum(3)	—	(50,389)	—
Other (income) expense	(7,665)	33,066	27,986
Non-cash compensation(4)	3,737	2,217	1,377
Restructuring and asset impairment charge(5)	—	4,683	—
Income tax (benefit) expense	1,313	(1,611)	1,078
Other adjustments(6)	53,215	59,519	59,733
Adjustment for a change in accounting principle (Topic 606)(7)	(88,875)	(77,173)	—

Covenant Adjusted EBITDA	$643,235	$537,706	$490,328

(1)

Reflects subscriber acquisition costs that are expensed as incurred because they are not directly related to the acquisition of specific subscribers. Certain other industry participants purchase subscribers through subscriber contract purchases, and as a result, may capitalize the full cost to purchase these subscriber contracts, as compared to our organic generation of new subscribers, which requires us to expense a portion of our subscriber acquisition costs under GAAP.

(2)	Excludes loan amortization costs that are included in interest expense.
(3)	Gain on sale of spectrum intangible assets in 2018. (See Note 8 to the accompanying consolidated financial statements).
(4)	Reflects non-cash compensation costs related to employee and director stock and stock option plans. Excludes non-cash compensation costs included in non-capitalized subscriber acquisition costs.
(5)	Restructuring employee severance and termination benefits expenses. (See Note 10 to the accompanying consolidated financial statements).

(6)	Other adjustments represent primarily the following items (in thousands):

	Year ended December 31,
	2019	2018	2017
Product development(a)	$18,772	$22,253	$26,767
Consumer financing fees(b)	11,901	6,661	1,682
Litigation settlement(c)	—	—	10,012
Certain legal and professional fees(d)	7,869	8,965	4,986
Monitoring fee(e)	5,605	4,068	3,506
Start-up of new strategic initiatives(f)	—	—	3,486
Purchase accounting deferred revenue fair value adjustment(g)	—	1,336	3,280
Information technology implementation(h)	—	—	3,188
Hiring and termination payments(i)	7,870	9,373	386
Projected run-rate restructuring cost savings(j)	—	5,756	—
All other adjustments(k)	1,198	1,107	2,440

Total other adjustments	$53,215	$59,519	$59,733

(a)	Costs related to the development of control panels, including associated software, peripheral devices and Wireless Internet Technology.
(b)	Monthly financing fees paid under the Consumer Financing Program.
(c)	ADT litigation settlement.
(d)	Legal and professional fees associated with strategic initiatives and financing transactions.
(e)	Blackstone Management Partners L.L.C. monitoring fee (See Note 15 to the accompanying consolidated financial statements).
(f)	Costs related to the start-up of potential new service offerings and sales channels.
(g)	Add back revenue reduction directly related to purchase accounting deferred revenue adjustments.
(h)	Costs related to the implementation of new information technologies.
(i)	Expenses associated with retention bonus, relocation and severance payments to management.
(j)	Projected run-rate savings related to June 2018 reduction-in-force.
(k)

Other adjustments primarily reflect adjustments to eliminate the impact of changes in other accounting principles, costs associated with payments to third parties related to various strategic and financing activities and costs to implement Sarbanes-Oxley Section 404.

(7)	The adjustments to eliminate the impact of the Company’s adoption of Topic 606, are as follows (in thousands):

	Year ended December 31,
	2019	2018	2017
Net loss	$62,008	$66,613	$—
Amortization of capitalized contract costs	(437,285)	(398,174)	—
Amortization of subscriber acquisition costs	284,574	251,971	—
Income tax (benefit) expense	1,828	2,417	—

Topic 606 adjustments	$(88,875)	$(77,173)	$—

See Note 3 “Revenue and Capitalized Contract Costs” in the accompanying notes to the consolidated financial statements for additional information related to the impact of adopting this standard and a discussion of our updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

Other Factors Affecting Liquidity and Capital Resources

Vivint Flex Pay. Vivint Flex Pay became our primary sales model beginning in March 2017. Under the Consumer Financing Program, qualified customers are eligible for loans provided by third-party financing providers up to $4,000. The annual percentage rates on these loans range between 0% and 9.99%, based on the customer’s credit quality, and are either installment loans or revolving loans with a 42 or 60 month term.

For certain third-party provider loans, we pay a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider. Additionally, we share in the liability for credit losses depending on the credit quality of the customer, with our Company being responsible for between 5% to 100% of lost principal balances, depending on factors specified in the agreement with such provider. Because of the nature of these provisions, we record a derivative liability at its fair value when the third-party financing provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability represents the estimated remaining amounts to be paid to the third-party provider by us related to outstanding loans, including the monthly fees based on either the outstanding loan balances or the number of outstanding loans, shared liabilities for credit losses and customer payment processing fees. The derivative liability is reduced as payments are made by us to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Condensed Consolidated Statement of Operations. As of December 31, 2019 and 2018, the fair value of this derivative liability was $136.9 million and $117.6 million, respectively. As we continue to use Vivint Flex Pay as our primary sales model, we expect our liability to third-party providers to continue to increase substantially and the rate of such increases may accelerate.

For other third-party provider loans, we receive net proceeds (net of fees and expected losses) for which we have no further obligation to the third-party. We record these net proceeds to deferred revenue.

Vehicle Leases. Since 2010, we have leased, and expect to continue leasing, vehicles primarily for use by our Smart Home Pros. For the most part, these leases have 36 to 48 month durations and we account for them as finance leases. At the end of the lease term for each vehicle we have the option to either (i) purchase it for the estimated end-of-lease fair market value established at the beginning of the lease term; or (ii) return the vehicle to the lessor to be sold by them and in the event the sale price is less than the estimated end-of-lease fair market value we are responsible for such deficiency. As of December 31, 2019, our total finance lease obligations were $13.2 million, of which $7.7 million is due within the next 12 months.

Aircraft Lease. In December 2012, we entered into an aircraft lease agreement for the use of a corporate aircraft, which is accounted for as an operating lease. Upon execution of the lease, we paid a $5.9 million security deposit which is refundable at the end of the lease term. Beginning January 2013, we are required to make 156 monthly rental payments of approximately $83,000 each. In January 2015, an amendment to the agreement was made which, among other changes, increased the required monthly rental payments to approximately $87,000 each. We also have the option to extend the lease for an additional 36 months upon expiration of the initial term. The lease agreement also provides us the option to purchase the aircraft on certain specified dates for a stated dollar amount, which represents the current estimated fair value as of the purchase date.

Off-Balance Sheet Arrangements

Currently we do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019, without giving effect to the Merger or the Concurrent Refinancing Transactions. Certain contractual obligations are reflected on our consolidated balance sheet, while others are disclosed as future obligations under GAAP.

	Payments Due by Period
	Total	2020	2021 - 2022	2023 - 2024	After 2024
	(dollars in thousands)
Long-term debt obligations(1)	$3,294,174	$462,399	$1,431,200	$1,400,575	$—
Interest on long-term debt(2)	825,685	263,509	418,318	143,858	—
Finance lease obligations	13,643	8,202	5,438	3	—
Operating lease obligations	94,848	17,044	31,005	29,055	17,744
Purchase obligations(3)	48,563	14,721	14,261	14,113	5,468

Other long-term obligations	38,644	8,867	9,589	7,193	12,995

Total contractual obligations	$4,315,557	$774,742	$1,909,811	$1,594,797	$36,207

(1)

As of December 31, 2019, we had $245.0 million of borrowings under our revolving credit facility. The principal amount outstanding under the revolving credit facility will be due and payable in full on March 31, 2021. As of December 31, 2019, there was approximately $32.1 million of availability under our revolving credit facility (after giving effect to $11.1 million of outstanding letters of credit and $245.0 million of borrowings).

(2)

Represents aggregate interest payments on aggregate principal amounts of $454.3 million of outstanding 2020 notes, $270.0 million of the outstanding 2022 private placement notes, $900.0 million of the outstanding 2022 notes, $400.0 million of the outstanding 2023 notes, $225.0 million of outstanding 2024 notes, and $799.9 million of the 2024 Term Loan B as well as letter of credit and commitment fees for the unused portion of our revolving credit facility. Does not reflect interest payments on future borrowings under our revolving credit facility.

(3)

Purchase obligations consist of commitments for purchases of goods and services that are not already included in our consolidated balance sheet as of December 31, 2019. We have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made at this time. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our operations include activities in the United States and Canada. These operations expose us to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Interest Rate Risk

Our revolving credit facility and our term loan facility bear interest at a floating rate. As a result, we may be exposed to fluctuations in interest rates to the extent of our borrowings under these credit facilities. To help manage borrowing costs, we may from time to time enter into interest rate swap transactions with financial institutions acting as principal counterparties. We consider changes in the 30-day LIBOR rate to be most indicative of our interest rate exposure as it is a function of the base rate for our credit facilities and is reasonably correlated to changes in our earnings rate on our cash investments. Assuming the borrowing of all amounts available under our revolving credit facility, if the 30-day LIBOR rate increases by 1% due to normal market conditions, our interest expense will increase by approximately $10.9 million per annum. We had $245.0 million borrowings under the revolving credit facility as of December 31, 2019.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations on the results of our Canadian operations. Our Canadian operations use the Canadian dollar to conduct business but our results are reported in U.S. dollars. We are exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of our U.S. and Canadian operations. Based on our results of our Canadian operations for the year ended December 31, 2019, if foreign currency exchange rates had decreased 10% throughout the year, our revenues would have decreased by approximately $7.2 million, our total assets would have decreased by $29.1 million and our total liabilities would have decreased by $26.0 million. We do not currently use derivative financial instruments to hedge investments in foreign subsidiaries. For the year ended December 31, 2019, before intercompany eliminations, approximately $72.2 million of our revenues, $290.5 million of our total assets and $259.9 million of our total liabilities were denominated in Canadian Dollars.

BUSINESS

Company Overview

We are a smart home technology company. Our mission is to redefine the home experience through intelligently designed cloud-enabled solutions delivered to every home by people who care. Our brand name, Vivint, represents “to live intelligently”, and our solutions help our subscribers do just that.

Creating a true smart home experience requires an end-to-end platform designed to drive broad consumer adoption. Our smart home platform is comprised of the following five pillars: (1) our Smart Home Operating System, (2) our AI-driven smart home automation and assistance software, Vivint Assist, (3) our portfolio of proprietary, internally developed smart devices, (4) our curated yet extensible partner-neutral ecosystem, and (5) our people delivering tech-enabled premium services, including consultative selling, professional installation, and support.

Our leading smart home platform currently has over 1.5 million subscribers and manages over 20 million in-home devices, processing over 1.5 billion home activity events each day, as of December 31, 2019. Using our solution, subscribers are able to interact with all aspects of their home with their voice or any mobile device-anytime, anywhere. They can engage with people at their front door; view live and recorded video inside and outside their home; control thermostats, locks, lights, and garage doors; and proactively manage the comings and goings of family, friends, and strangers. Our subscribers engage with our smart home apps approximately seven times per day on average.

The smart home market is an expanding global opportunity and in the very early stages of broad consumer adoption. We believe the smart home market is experiencing rapid evolution, which can be divided into three phases. The first phase is represented by the proliferation of stand-alone smart devices. The second phase takes those devices and connects them to the home. The third and final phase, which we believe is the most pivotal phase in the market’s evolution, takes smart home technology and applies it to create a continually learning, automated, seamlessly integrated smart home experience.

The connected home, the second phase, has a multitude of devices and an operating system to coordinate them all within a single unified system. But integrating numerous different devices from different manufacturers that were not designed to work together is difficult, and often results in an experience that is complex, inconsistent, and unreliable. Moreover, DIY solutions put a large burden on homeowners to accurately and correctly install and support so many devices themselves. And while whole-home automation is possible, it requires users to write individual rules for each and every circumstance. Mass adoption of the connected home by those other than technology enthusiasts has been limited. Our software within the devices, in the cloud, and in our app all work together to help mainstream consumers simply and easily manage their homes.

We believe that we are in a critical transition period from the second phase to the third phase where the key challenges related to the connected home offerings are overcome by a smart home experience, which we enable through our end-to-end smart home platform.

In this third phase, a smart home continuously learns and adapts to user behavior and preferences and delivers a more automated, personalized experience, powered by artificial intelligence technology. To achieve broad consumer adoption, we believe that smart home solutions must deliver a truly intelligent experience, not just a remote control of the home. Our cloud-enabled software solution understands the state of the home and its occupants, interacts with users to enable awareness and control, and takes coordinated action with minimal user effort. We believe that Vivint is best positioned to capitalize on the mass market opportunity of the smart home.

Our technology and people are the foundation of our business model. Our trained professionals educate consumers on the value and affordability of a smart home, customize a solution for their homes and needs, teach them how to use our platform and enhance their experience, and provide ongoing tech-enabled services to manage, monitor, and support their smart home. We have developed proprietary technology that enables our people to provide these consultative sales, installation, and support services to our subscribers more effectively and efficiently, delivering a powerful end-to-end smart home experience.

We have developed and launched over 10 proprietary devices since 2010, all designed to seamlessly integrate into a comprehensive smart home solution. These devices are the critical end points of the smart home experience, and our broad device portfolio enables our subscribers to achieve a comprehensive experience, across the entire home. The software inside these devices, in combination with our cloud-based software and mobile apps, comprises the Smart Home Operating System that knits these elements together to intuitively enable otherwise complex use cases that help address real-world problems. We also allow a select number of third-party stand-alone devices into our ecosystem if doing so enhances the smart home experience for our subscribers. These may be devices that have a large installed base or that have unique capabilities, such as voice assistants. In particular, we will often include competing stand-alone devices in our ecosystem to offer our subscribers with choices. Regardless, we ensure that all partner devices are seamlessly integrated into our Smart Home Operating System, and that we are able to manage and support them as well as our own proprietary devices. Our subscribers trust us to professionally install, monitor, and support our devices. As of December 31, 2019, on average each subscriber had over 14 devices strategically placed in their home. Because our Smart Home Pros install the right devices in the right places in the home, we are able to collect superior data and generate unique insights, to improve the smart home experience for our users. We believe we are able to provide a much more complete picture of home activity than any of our competitors.

Our AI-driven smart home automation and assistance software, Vivint Assist, uses the data from our devices and partner devices to enable our subscribers to have a true smart home experience. We believe that we have the broadest, deepest, and purest home activity dataset, which we use to understand the state of the home in real time. This enables us to intelligently manage the residence on the homeowners’ behalf, while still keeping them informed and in full control. Moreover, our software learns from every interaction, enriching our platform and making the smart home experience smarter. We believe that no other company is as well positioned to capitalize on the opportunity to make the true smart home a reality.

The smart home requires an operating system that is always-on, reliable, able to process large streams of incoming data, and protected by enterprise-trade security. Our Smart Home Operating System does all of this, while delivering a seamless and intuitive end-user experience. In addition to dedicated in-home touchscreens and our comprehensive integrations with voice-control devices, we provide apps for Android and iOS mobile devices, as well as a web-based application for access from desktop and laptop computers. Leveraging software running in the home, in the cloud, and on users’ mobile devices, our operating system manages real-time communications across the system, executes rule-based actions and notifications, and provides a means for users to interact with their homes anywhere, anytime, and on any device. We deliver new functionality continually, deploying weekly updates to our software. We also push firmware updates to smart home devices throughout the year to deliver new functionality and improve device performance. We believe that continuously improving the smart home experience both increases the lifetime value of our current subscribers and attracts new subscribers.

Our Smart Home as a Service business model generates subscription-based, high-margin recurring revenue from subscribers who sign up for our smart home services. We continue to focus on technology, service, and business model innovation to provide superior customer experience, from the time of first contact to the day-to-day experience.

In 2017, we made a strategic decision to offer Vivint Flex Pay to consumers as a part of our business model innovation, providing benefits to both our subscribers and our company. Vivint Flex Pay provides greater subscriber accessibility by enabling qualified customers to purchase smart home devices with unsecured financing either through a third party financing partner or through us, in most cases at zero-percent annual percentage rate (“APR”) for qualified customers. The launch of Vivint Flex Pay has enabled us to expand our market opportunity by reducing upfront cash required to acquire new subscribers. Vivint Flex Pay has also improved our unit economics, reduced our balance sheet risk, and improved the capital efficiency of our business. Today, Vivint Flex Pay is an important driver of our subscriber retention strategy. Vivint Flex Pay has also improved our subscriber economics with an Average Subscriber Lifetime of 92 months (approximately 8 years), as of December 31, 2019, based on our expected long-term annualized attrition rate of 13%.

Our go-to-market strategy is based on directly educating consumers about the value and benefits of a smart home experience. We reach consumers through a variety of highly efficient customer acquisition channels, including our direct-to-home, inside sales, and retail partnerships programs. We continue to scale these efforts through our proprietary operations technology, by launching new and innovative products and services, and by building out our consultative sales channels. Our nationwide sales and service footprint covers 98% of U.S. zip codes. We continue to strengthen our relationships with existing subscribers by offering them the ability to use Vivint Flex Pay to finance upgrades of their existing system and to add new devices and features to their smart homes as our portfolio of offerings expands.

As of December 31, 2019 and 2018, we had over 1.5 million and 1.4 million subscribers, respectively, representing year-over-year growth of 7%. In 2019 and 2018, we generated revenue of $1.2 billion and $1.1 billion, respectively along with a net loss of $395.8 million and $467.9 million, respectively. As of December 31, 2019 and 2018, we had approximately $3.3 billion and $3.1 billion of total aggregate principal debt outstanding, respectively.

Our Industry

The smart home market is large and growing rapidly. There were over 150 million households in the United States and Canada in 2019. With over 1.5 million subscribers as of December 31, 2019, our smart home penetration is only 1% of our current total estimated addressable market in the United States and Canada alone. Given the rapid pace of technological development in our industry, we believe it is likely that the total addressable market will continue to expand. The ability to address the cost issue, among other things, can potentially increase smart home penetration in the future.

To date the market has seen some early penetration from stand-alone devices with relatively narrow capabilities. These products have attracted early adopters and technology enthusiasts but have not adequately met the deeper need for a fully integrated smart home experience. These devices generally require do-it-yourself installation, do not integrate well with other devices, and have been designed with a single use case in mind. Generally, each device has its own mobile application, making installation and interoperability difficult for those consumers who do attempt to further their journey and install more devices in their home. As more and more devices have come to market, consumer demand for a central operating system that can better manage and integrate those devices has grown.

The connected home has a multitude of devices and requires an operating system to coordinate them all within a single unified system. But integrating many different devices from different manufacturers that were not designed to work together is difficult, and often results in an experience that is complex, inconsistent, and unreliable. Moreover, DIY solutions put a large burden on homeowners to install and support many devices themselves. And while whole-home automation is possible, it requires users to write individual rules for each and every circumstance. These DIY solutions also often require a high upfront cost, which can be prohibitively expensive for certain customers. For these reasons, mass adoption of the connected home by those other than technology enthusiasts has been limited.

As previously discussed, the next phase of the evolution of the connected home will be the smart home. Just as Apple and iOS enabled entirely new kinds of applications and use cases for the smart phone, we believe that our Smart Home Operating System will be the foundation for the full smart home experience and will enable many new business models that are based on streamlining various experiences in and around the home in innovative ways.

We believe there is a significant opportunity for companies to provide the end-to-end smart home experience. A successful smart home company must be able to provide the following:

•	An end-to-end solution with a comprehensive integration of technology and people;

•	A cloud-enabled operating system that provides a seamless and intuitive smart home experience;

•	A portfolio of compelling use cases orchestrated across multiple devices and leveraging artificial intelligence for adaptive and personalized automation;

•	A broad suite of smart devices designed to work as part of a comprehensive smart home;

•	An extensible platform complete with deep partner integrations of popular stand-alone devices;

•	Local professional services to educate consumers and to install and support devices in every home; and

•	A trusted relationship with consumers, who expect their sensitive home data to be kept private.

We believe that our fully integrated, end-to-end product, sales and service approach successfully addresses these key points of friction, and positions us to drive broad consumer market adoption.

Our Smart Home Platform

We believe that our integrated, end-to-end approach successfully addresses the above requirements.

End-to-End Platform Built to Drive Broad Market Adoption

Our purpose-built platform has the components required to deliver on the promise of a true smart home experience. Our technology and people are the foundation of our solution.

Our technology seamlessly integrates in-home devices and cloud-enabled services to deliver an experience that addresses real-world problems. From answering the door remotely to automating the temperature settings in a home environment, our smart home technology meets customers’ needs for convenience and control.

We believe that our purpose-built end-to-end platform best positions Vivint to deliver on the promise of broad market smart home adoption.

Cloud-Enabled Smart Home Operating System

Our cloud-enabled Smart Home Operating System delivers a seamless, easy-to-use, and intuitive smart home experience. Leveraging software running in the home, in the cloud, and on customers’ mobile devices, our operating system securely manages real-time communications across the system, executes rules and notifications triggered by defined home-related events, and provides a means for users to interact with their homes from around the globe. In addition to dedicated in-home touchscreens and our comprehensive integrations with voice-control devices, we provide apps for Android and iOS mobile devices, as well as a web-based application for access from desktop and laptop computers.

Providing a seamless experience covering a multitude of separate devices is of critical importance in moving beyond individual devices to a more comprehensive solution that can help address real-world problems. For instance, when someone comes to the front door, the homeowner may want to let them into the house. This requires a doorbell camera, lighting, locks, the security system, and possibly a garage door controller and interior cameras to all work gracefully together. Our Smart Home Operating System does just this, enabling a multitude of use cases in a simple and intuitive fashion. Moreover, it helps ensure that all of the mundane tasks of device management—security, firmware upgrades, telemetry, diagnostics, and more—are taken care of, so that the system is as reliable as possible.

We began installing comprehensive connected home solutions in 2010, and these quickly became the choice of the majority of our new subscribers and the clear focus of our company. We believe that our experience in this space—understanding consumers and the challenges of making a connected home into something seamless and reliable—sets us apart from our competitors.

Software-Enabled Smart Home Devices

We have developed and launched over 10 proprietary smart home devices since 2010. These devices are the end points of the smart home experience we offer. The software inside these devices, combined with our cloud-based software and mobile apps, enables our Smart Home Operating System to collect and combine end-point data into complex use cases that help consumers to address real-world problems. In particular, our devices are designed to work as part of a comprehensive system, with features and capabilities that only make sense in that context, and which are often not present on devices designed primarily for individual purchase and use.

Using the Smart Hub or the Vivint Smart Home App, our subscribers can connect to and communicate with their in-home devices, either from within the home or on-the-go. The Vivint Element Thermostat makes sure that the home environment is both comfortable and energy efficient, while the Vivint Smart Drive provides users with 24/7 DVR and personalized, local cloud storage. Our range of other devices, including cameras, door and window sensors, motion sensors, tilt sensors, glass break detectors, key fobs, medical pendants, carbon monoxide detectors, flood sensors, and lamp modules extend the smart home experience to every part of the home, connecting users to their environments in new ways.

Our subscribers trust us to professionally install, monitor, and currently support an average of over 14 devices strategically placed in each home. Because our Smart Home Pros install the right devices in the right places, we are able to collect superior data and generate insights, enabling us to provide a much more complete picture of home activity than any of our competitors and to improve the smart home experience for our users.

Our Curated Partner Ecosystem

We allow a limited number of stand-alone devices into our ecosystem if doing so enhances the smart home experience for our subscribers. These may be devices that have a large installed base or that have unique capabilities, such as voice assistants. Using the Google Home and Amazon Alexa integrations for example, subscribers can talk to their Smart Home Operating System, asking the system to play their favorite songs, while making sure that their garage doors are closed, and their locks are secured, along with other system functionality. In particular, we will often include competing stand-alone devices in our ecosystem to offer our subscribers choice.

Every device we support in our ecosystem is seamlessly integrated with both our Smart Home Operating System and our tech-enabled services. This curated, partner-neutral ecosystem is designed to provide our subscribers with a worry-free end-to-end experience from sale to installation through a lifetime of use and support.

Because our platform is the hub for an easy-to-use, end-to-end smart home experience, partners have sought us out and have enjoyed continued success through joint selling efforts. Through our ongoing partnership program, both Amazon and Google have been able to sell a large amount of connected smart home devices. We have found that enabling users to add their preferred devices only enhances their connected home experience. Additionally, adding more devices in each home enables our system to gather and learn from even more data points, leading to a better overall experience for users. Our partnerships with Google and Amazon are examples of the neutral approach we take in building our ecosystem. As both companies create competing voice-control platforms for a variety of tasks, we enable our subscribers to use either, or both, as part of their smart home. As the smart home market develops further, we believe that our platform will form the core of the home ecosystem, whereby businesses get new ways to streamline connections with customers in their living environments. In this regard, we will not only own the system powering the smart home, but we will also form strategic partnerships that will deepen the overall smart home experience. We expect these partnerships will help us protect and gain more market share.

AI-Driven Smart Home Automation and Assistance Software

We believe that our AI-driven smart home automation and assistance software, Vivint Assist, is a key differentiator that improves the customer experience and engagement by predicting and reacting to users’ needs, we believe which ultimately accelerates consumer adoption.

Our AI-driven smart home automation and assistance software, Vivint Assist, uses the data from our devices and our partner devices to enable our subscribers to have a true smart home experience. We have a relatively consistent set of devices installed across our subscribers’ homes, and are focused on building high-performing models for Vivint Assist to understand the state of the home and to take or suggest action on the customer’s behalf. This in turn provides us with the opportunity to use feedback from our customers’ response to this interaction to further refine our models.

We believe that we have the broadest, deepest, and purest home activity dataset, which we use to understand the state of the home in real time. That enables us to intelligently manage the residence on the homeowners’ behalf, while still keeping them informed and in full control. Vivint Assist processes home events such as interactions with lights, locks, thermostats, touchscreens, voice-control devices, and door and motion sensors; thermodynamic data such as interior and exterior temperature and heating/cooling duty cycles; location data from mobile devices; and users’ interactions with Vivint Assist itself.

Moreover, our software learns from every interaction, enriching our platform and making the smart home experience smarter. We believe that no other company is as well positioned as Vivint to capitalize on the opportunity to make the true smart home a reality.

Local Tech-Enabled Services to Educate, Manage and Support the Smart Home

Our trained professionals educate consumers on the value and affordability of a smart home, customize a solution for their homes and needs, teach them how to use our platform and enhance their experience, and provide ongoing tech-enabled services to manage, monitor, and support their smart home. We have developed proprietary technology that enables our people to provide these consultative sales, installation, and support services to our subscribers more effectively and efficiently, delivering a powerful end-to-end smart home experience. Our teams bring significant domain expertise when it comes to troubleshooting and fixing issues that may arise within a smart home across devices and platforms. Our direct relationship gives us a real-time view into their smart home needs, which provides us with a distinct competitive advantage that enhances our agility and responsiveness to consumer needs. Our end-to-end platform allows us to be our customers’ trusted support system.

Our People and Culture

We are the company that we are today because of the people that make up our team. We are proud of the culture we have built around innovation and subscriber centricity. Innovation also permeates our subscriber-centric approach.

When it comes to creating a smart home experience, we believe many individuals want and need the help of professional installation teams to set up the technology and to ensure that it is fully functional, which is why our installation teams are a vital part of Vivint’s service. Whether our tech-enabled Smart Home Pros connect with our customers on the phone or in-person, these individuals do their best to inform consumers on how Vivint can help customize their living environments to meet their unique smart home needs. In contrast to DIY programs, we provide a premium experience complete with ongoing tech-enabled service and support.

Many companies can make a sale, but few are able to provide a continuous, end-to-end experience over time. Providing the best possible smart home experience is what drives us as a company, and that is why we are focused on continually educating and supporting our subscribers-for the long-run. Providing a truly comprehensive and customizable smart home experience requires ongoing tech-enabled support, which we provide through our consultative sales, professional installation and customer support teams. These teams exist because we want to ensure that our subscribers are cared for over the duration of their time with Vivint, which is currently approximately 8 years, on average, as of December 31, 2019.

High-Performing Scalable Economic Model

We believe our end-to-end solution, long-term customer relationships, and subscription-based, high-margin recurring revenues drive significant long-term value.

Our business is driven by the acquisition of new subscribers and by managing and retaining our existing subscriber base. The acquisition of new subscribers requires significant upfront investment, which in turn generates predictable, high-margin recurring revenue (with approximately 74% net service margins for the year ended December 31, 2019) from our cloud-enabled smart home solutions. This high-visibility, high-margin revenue comes from selling our solution and accompanying smart home devices to our subscribers. Therefore, we focus our investment decisions on acquiring new subscribers in the most cost-effective manner while striving to maximize existing subscriber retention and lifetime.

We drive long-term subscriber retention through our high-quality subscriber experience, from the time of first contact to day-to-day use. For example, our subscribers engage with our smart home apps on average seven times per day. To provide even greater subscriber accessibility and affordability to the platform and improve our cash flow economics, we launched Vivint Flex Pay in 2017. Vivint Flex Pay enables qualified subscribers to purchase smart home devices with unsecured financing either through a third-party financing partner or through us, in most cases at zero percent APR.

We have made it a primary focus to retain our existing subscribers. Our retention improves as our subscribers enter into longer term contracts. Although there are costs to acquiring new subscribers, because we operate on a recurring revenue-based model, acquiring subscribers results in cumulative value generation that compounds and accrues over time.

We will continue investing in innovative technologies that we believe will make our platform more valuable and engaging for subscribers, and we intend to continue investing in new subscriber acquisition channels to further improve the economics of our business model. We will also continue working to improve the lifetime value of our customers and the unit economics of our business by continually enhancing the smart home experience.

Our Customers

We had over 1.5 million subscribers in North America as of December 31, 2019. Our business is not dependent on any single subscriber or a few subscribers, the loss of which would have a material adverse effect on the respective market or on us as a whole. No individual subscriber accounted for more than 1% of our consolidated 2019 revenue.

Privacy and Security

Our subscribers use our products and services to provide them with peace of mind for the things that matter most to them-their families and homes. This requires our devices to be professionally installed and deployed throughout their homes, and requires our solutions to collect and manage information about our subscribers’ home activity. Much of the information that our technology manages on our subscribers’ behalf, including sensor data, video, and the insights gleaned by our AI-driven smart home automation and assistance software, Vivint Assist, is sensitive and private, and we take our responsibility to protect this information seriously. Most importantly, we use this data and the insights we generate from it to improve the smart home experience. Our subscribers trust us to help them manage their homes, which we consider a unique relationship that we strive to strengthen.

Subscriber Contracts

We seek to ensure that our subscribers understand our smart home experience, along with the key terms of their contracts by conducting two surveys with every subscriber. The first survey is conducted live via a digital interface prior to the execution of the contract and professional installation, and the second survey is conducted after the installation is completed. Each survey is recorded and stored in our subscriber relationship management and billing system software, or CRM software, enabling easy access and review.

Types of Contracts

When signing up for our services, subscribers currently have three options to pay for their products and associated installation: payment-in-full, or consumer financing either through our CFP provided to qualified U.S. subscribers in partnership with our third-party financing providers, or under RICs. For those who choose to pay in full at the time of signing, we receive cash (paid by the customer through various means, including check, automated clearing house debit, or credit or debit card) for the full amount of the purchase of products and related installation. We also receive recurring revenue for Services on a month-to-month basis from these subscribers. In 2019, 69% of new subscribers opted to sign up under the CFP. When a subscriber signs up under this program, we receive cash from the third-party financing provider for the subscriber’s purchase of products and the related installation costs. For certain third-party provider loans, we pay a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider. Additionally, we share in liabilities for credit losses depending on the credit quality of the customer. For other third-party loans, we receive net proceeds (net of fees and expected losses) for which we have no further obligation to the third-party. We believe that the CFP helps to make the smart home experience more affordable and approachable for qualified customers, and it also helps to preserve the health of our balance sheet. Our last financing option is a RIC, which is available to U.S. subscribers who do not qualify for the CFP based on their credit profile, and all Canadian subscribers. When a customer signs up for a RIC, we record a note receivable from the customer for the purchase of products and related installation, minus risk-adjusted imputed interest, and this revenue is deferred and recognized over the life of the contract. We are planning to add additional financing partners in order to maximize the number of subscribers who are able to obtain financing through third-party partners and to move this risk off our balance sheet.

Term and Termination

Historically, we have generally offered contracts to subscribers that range in length from 36 to 60 months, subject to automatic monthly renewal after the expiration of the initial term. Since the beginning of 2013, a majority of new subscribers have entered into 60-month contracts. As a result, the average initial contract length has increased over time, reaching an average of 51 months as of December 31, 2019. Subscribers have a right of rescission period prescribed by applicable law during which such subscriber may cancel the contract without penalty or obligation. Generally, these rescission periods range from 3 to 15 days, depending on the jurisdiction in which a subscriber resides. As a company policy we provide new subscribers 70 years of age and older a 30-day right of rescission. If the subscriber rescinds during the applicable rescission period under the terms of the contract, the subscriber is required to return the applicable equipment. Once the applicable rescission period expires, the subscriber is responsible for the monthly services fees under the contract.

Other Terms

We provide our subscribers with maintenance free of charge for the first 120 days. After 120 days, we will repair or replace defective smart home devices without charge, but we typically bill the subscriber a charge for each service visit. If a utility or governmental agency requires a change to our platform or tech-enabled service after installation of the system, the subscriber may be charged for the equipment and labor associated with the required change. We also charge certain subscribers a monthly fee related to the cost of maintaining our cellular communication network.

We do not provide insurance or warrant that the system will prevent a burglary, fire, hold-up or any such other event. Our contracts limit our liability to a maximum of $2,000 per event and, where permissible, provide a one-year statute of limitations to file an action against us. We may cease or suspend tech-enabled monitoring and repair service due to, among other things, work stoppages, weather, phone service interruption, government requirements, subscriber bankruptcy or non-payment by subscribers after we have given notice that their service is being canceled due to such non-payment.

Sales and Marketing

We acquire subscribers primarily through our direct to home sales channels (“DTH”) and NIS channels. We are currently testing out multiple retail partnerships to determine the optimal format for this channel. Regardless of channel, our tech-enabled sales professionals always take a consultative approach to the sales process, educate potential subscribers on the benefits of smart home technology, and tailor a solution that serves each subscriber’s needs. This consultative sales process has enabled us to achieve a high adoption rate of our smart home solutions. We are continually evaluating ways to improve subscriber acquisition efficiency across all of our sales channels. For the year ended December 31, 2019, we acquired over 300,000 new subscribers. Of these new subscribers, 57% joined through our DTH, and 43% were brought on through NIS.

Marketing Strategy

We leverage the Vivint brand across all our channels. We invest in certain marketing strategies which amplify the brand and awareness of our solutions, including through general paid media outlets. Vivint also has exclusive brand naming rights for the Vivint Smart Home Arena, home of the NBA’s Utah Jazz.

Direct to Home Sales

Our direct to home tech-enabled sales team is comprised of up to 4,500 representatives at our peak selling season working across select markets throughout North America. DTH representatives visit consumers in their homes, providing interested individuals with an in-depth description of our offerings. They benefit from our recruiting and training programs designed to promote sales productivity. Markets are selected each year based on a number of factors, including demographics, population density and our past experience selling in these markets. Because expenses associated with our direct to home sales channels are directly correlated with new subscriber acquisition, the majority of the costs associated with this channel are variable and can scale with customer acquisition. We also have a program whereby a number of direct-to-home sales representatives reside in certain select markets and sell in those markets on a year round basis. We expect the number of new subscriber contracts generated through this program to continue to increase over time.

National Inside Sales

Our NIS channel provides a consultative experience for consumers who contact us. Driven by increasing brand awareness and marketing effectiveness, the number of new subscribers acquired through this channel in 2019 increased 3% compared to 2018.

The NIS team utilizes leads generated through multiple sources, both digital and traditional, including paid, organic and local search and display advertising. We believe that we will continue to experience growth in this channel as Vivint’s brand awareness improves and customers’ understanding of the smart home increases. Customers originated through our NIS channel has grown as a percentage of our total originations from approximately 10% in 2009 to approximately 43% for the year ended December 31, 2019.

Retail

We are currently running multiple retail partnerships pilot programs, with the goal of adding an additional subscriber acquisition channel that will allow us to offer a consultative sales experience while preserving our unit economics. Our retail partnership pilots are built primarily on a variable-cost model. Through these pilots, we hope to reach additional consumers that have not yet considered purchasing Products and Services, those that have already purchased other smart home products that have not met their expectations, and those that want to experience and buy smart home solutions in a traditional retail setting. Given the success of our existing DTH and NIS efforts, our retail pilots are built to provide interested subscribers with a strong understanding of the technology and service components of our smart home experience, in a retail setting, on a scalable, variable-cost basis.

Operations

Our end-to-end solution includes a dedication to providing a smart home experience, complete with tech-enabled service and support. We have structured our organization and our operations in a way that allows us to maximize efficiency and prioritize the subscriber experience, which is why we have built a successful brand and generated high subscriber satisfaction ratings over time.

In-Home Service

We deploy full-time in-home tech-enabled service professionals (“Smart Home Pros”) throughout North America to provide prompt tech-enabled service to our subscribers, on an as-needed basis. Our in-home service professionals are highly trained to address maintenance and service issues. Using our proprietary, in-house sales and service technologies—TechGenie—they are able to schedule service and installation appointments in real-time, thus maximizing subscriber satisfaction and minimizing friction in the subscriber relationship. This dimension of our offering personalized in-home support is key to our end-to-end solution, and we believe that providing personalized smart home service will be an integral part of meeting the needs of the broader consumer market.

Customer Service and Monitoring

Our tech-enabled customer service centers operate around the clock, year-round, without exception. All employees who work in customer service undergo training on billing and service-related questions. Customer service representatives are required to pass background checks and, depending upon their job function, may require licensing.

Our two central monitoring facilities are located in Utah and Minnesota and are fully able to be primary backups for each other and operate 24 hours a day, 7 days a week, year-round-including on holidays. All professionals who work in our monitoring facilities undergo comprehensive training and are required to pass background checks and, in certain cases, licensing tests or other checks to obtain the required licensing.

Billing and Collections

Our billing and collections representatives are located in our Utah offices. We cross-train these representatives to also handle general customer service inquiries with the goal of improving the customer experience and to increase personnel flexibility. Billing and collections representatives are also required to pass background checks and, depending upon their job function, may also require licensing by the state of Utah. A majority of our subscribers pay electronically either via ACH, credit or debit card. A subscriber who pays electronically is generally placed on a billing cycle based on their contract origination date and, in certain instances, the subscriber may choose their billing date. Our subscribers billed via direct invoice can be billed on any day of the month, with payment due 15 days subsequent to the invoice date. Subscribers are billed in advance for their monthly services based on their billing cycle and not calendar month. In those jurisdictions where we are entitled to do so by law, we charge late fees to subscribers whose accounts are more than 10 days past due.

Key Systems

We utilize an integrated subscriber relationship management and billing system software, based on a well-established enterprise-scale cloud solution (“CRM software”). This CRM software allows us to scale our business, providing the flexibility to accommodate the multiple customer support and billing models resulting from the continued expansion in our product and service offerings over time. The CRM software enables one-call resolution and allows for operational efficiency by not requiring the entry of data multiple times, thus improving data accuracy. Additionally, the data is replicated to both a reporting and a business intelligence server to reduce processing time, as well as to an offsite server used for disaster recovery purposes.

We also utilize an enterprise resource planning software (“ERP”), primarily to manage financial accounting, inventory and supply chain functions of our business. Similar to the CRM software, the ERP allows us to scale our operations to accommodate the continued expansion of our business models and product and service offerings. The ERP also provides improved security and automated system controls.

Suppliers

We provide our services through a panel installed in our subscribers’ homes. Since early 2014, nearly all new subscribers are using the Vivint SkyControl panel. From 2010 through 2014, 2GIG Go!Control was our primary panel. As of December 31, 2019, approximately 88% of our subscriber base use SkyControl panels and 12% use 2GIG Go!Control panels.

In 2013, we completed the sale of 2GIG Technologies, Inc., or 2GIG. In connection with the 2GIG sale, 2GIG assigned to us their intellectual property rights in the SkyControl Panel and certain peripheral equipment. This proprietary equipment is a critical component of our current smart home and security offerings, and we expect it to remain a critical component of our future offerings as well. In addition, at the time of the 2GIG sale we entered into a five-year supply agreement with 2GIG, pursuant to which they would be the exclusive provider of our control panel requirements and certain peripheral equipment, subject to certain exceptions, during the term. This agreement was completed in April 2018.

We license certain communications infrastructure, software and services from Alarm.com to support subscribers with the Go!Control panel. These Go!Control panels are connected to Alarm.com’s hosted platform. Alarm.com also provides an interface to enable these subscribers to access their systems remotely. We also license certain intellectual property from Alarm.com for our subscribers using the SkyControl panel.

Generally, our hardware device suppliers maintain a stock of devices and key components to cover any minor supply chain disruptions. Where possible we also utilize dual sourcing methods to minimize the risk of a disruption from a single supplier. However, we also rely on a number of sole source and limited source suppliers for critical components of our solution. Replacing any sole source or limited source suppliers could require the expenditure of significant resources and time to redesign and resource these products.

Research and Development

Our innovation center headquartered in Lehi, Utah and our research and development office in Boston, Massachusetts, focus on the research and development of new Products and Services, both within and beyond our existing offerings. Our professionals are trained in our proprietary innovation management process, from subscriber needs assessment to Product and Service launch. Our innovation center includes people with expertise in all aspects of the development process, including hardware development, software development, design, and quality assurance.

By focusing on innovation, and continually enhancing our Product and Service offerings, we believe we can increase new subscriber originations, subscriber usage and subscriber satisfaction, thereby potentially increasing revenue per subscriber and lowering subscriber attrition.

We expect to continue introducing new, innovative devices and software features. We design these new Products and, where appropriate, leverage partnerships for their manufacture.

By vertically integrating the development and design of our Products and Services with our existing sales and customer service activities, we believe we are able to more quickly respond to market needs, and better understand our subscribers’ interactions and engagement with our Products and Services. This provides critical data enabling us to improve the power, usability and intelligence of these Products and Services.

Intellectual Property

Patents, trademarks, copyrights, trade secrets, and other proprietary rights are important to our business and we continuously refine our intellectual property strategy to maintain and improve our competitive position. We seek to protect new intellectual property to safeguard our ongoing technological innovations and strengthen our brand, and we believe we take appropriate action against infringements or misappropriations of our intellectual property rights by others. We review third-party intellectual property rights to help avoid infringement, and to identify strategic opportunities. We typically enter into confidentiality agreements to further protect our intellectual property.

Our portfolio of U.S. and foreign patents consist of over 150 issued patents and over 400 pending patent applications that relate to a variety of smart home, security and other technologies utilized in our business. We also own a portfolio of trademarks, including domestic and foreign registrations for Vivint, and are a licensee of various patents, from our third-party suppliers and technology partners.

Because of the importance that subscribers place on reputation and trust when making a decision on a smart home provider, our brand is critical to our business. Patents related to individual products or technologies extend for varying periods dependent on the date of patent filing or grant and the legal term for patents in the various countries where we have sought patent protection. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

Competition

The smart home industry is highly competitive and fragmented. Our major competitors range from large-cap technology companies, which predominantly offer DIY devices to expand their core market opportunity, to companies that are focused on singular smart home experiences (e.g., security focused), to industrial and telecommunications companies that are offering connected home experiences. Historically, the vast majority of companies have not offered comprehensive smart home solutions that meet the growing requirements of households. In many cases, companies have launched DIY or standalone devices to enhance their existing offerings, leading to partial or incomplete smart home experiences. Certain features of our platform compete with companies that fall into the following categories:

•	Large technology companies: Amazon, Apple, Google and Microsoft

•	Security-based offerings: ADT, Alarm.com, Brinks Home Security, FrontPoint, Johnson Controls International plc., SimpliSafe, and STANLEY Convergent Security Solutions

•	Industrial and smart hardware companies: Arlo, Control4, Honeywell, Resideo and Samsung

•	Telecommunications Companies: Comcast Corporation, Cox Communications, Rogers Communications, and Time Warner Cable

We believe we compete effectively with each of our competitors listed above. However, we expect competition to intensify in the future. We face increasing competition from competitors that are building their own smart home platforms, such as Amazon, Apple and Google, as well as from companies that offer single-point connected devices. Having installed more than 2.5 million smart home and security systems, we believe we are well positioned to compete with them because we benefit from more than 20 years of experience; our efficient direct-to-home and inside sales channels; integrated smart home platform; innovative products; and our award-winning customer service.

In addition, several of our competitors have greater name recognition, much longer operating histories, more and better-established subscriber relationships, larger sales forces, larger marketing and software development budgets, and significantly greater resources than we do. Therefore, it is possible that we may not compete favorably with respect to certain of the foregoing factors.

We also compete with numerous smaller regional and local providers. We also face, or may in the future face, competition from other providers of information and communication products and services, a number of which have significantly greater capital and other resources than we do.

Companies in our industry compete primarily on the basis of price in relation to the quality of the devices and tech-enabled services they provide. The company’s brand and reputation, market visibility, service and product capabilities, quality, price, efficient direct-to-home sales channel, and the ability to identify and sell to prospective subscribers, are all factors that contribute to competitive success in the smart home industry. We emphasize the quality of the service we provide, rather than focusing primarily on price competition. We believe we compete effectively against other national, regional and local companies offering smart home and security alarm monitoring services by offering our subscribers an integrated smart home, along with an attractive value proposition, and our proven, award-winning customer service.

Government Regulations

United States

We are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities.

We are also required to obtain various licenses and permits from state and local authorities in connection with the operation of our businesses. The majority of states regulate in some manner the sale, installation, servicing, monitoring or maintenance of smart home and electronic security systems. In the states that do regulate such activity, our company and our employees are typically required to obtain and maintain licenses, certifications or similar permits from the state as a condition to engaging in the smart home and security services business.

In addition, a number of local governmental authorities have adopted ordinances regulating the activities of security service companies, typically in an effort to reduce the number of false alarms in their jurisdictions. These ordinances attempt to reduce false alarms by, among other things, requiring permits for individual electronic security systems, imposing fines (on either the subscriber or the company) for false alarms, discontinuing police response to notification of an alarm activation after a subscriber has had a certain number of false alarms, and requiring various types of verification prior to dispatching authorities.

Our sales and marketing practices are regulated by the federal, state and local agencies. These laws and regulations typically place restrictions on the manner in which products and services can be advertised and sold, and to provide residential purchasers with certain rescission rights. In certain circumstances, consumer protection laws also require the disclosure of certain information in the contract with our subscriber and, in addition, may prohibit the inclusion of certain terms or conditions of sale in such contracts. Many local governments regulate direct-to-home sales activities and contract terms and require that salespeople and the company on whose behalf the salesperson is selling obtain licenses to carry on business in that municipality.

In addition, the CFP and RICs are subject to federal and state laws. These laws primarily require that consumer financing contracts include or be accompanied by certain prescribed disclosures, but these laws also may place limitations on particular fees and charges, and require licensing or registration of the party extending consumer credit. Citizens and any other financing partners providing third-party consumer financing under Vivint Flex Pay are responsible for compliance with such laws applicable to Vivint Flex Pay, and we are responsible for compliance with such federal and state laws regulating RICs.

Canada

Companies operating in the smart home and electronic security service industry in Canada are subject to provincial regulation of their business activities, including the regulation of direct-to-home sales activities and contract terms and the sale, installation and maintenance of smart home and electronic security systems. Most provinces in Canada regulate direct-to-home sales activities and contract terms and require that salespeople and the company on whose behalf the salesperson is selling obtain licenses to carry on business in that province. Consumer protection laws in Canada also require that certain terms and conditions be included in the contract between the service provider and the subscriber.

A number of Canadian municipalities require subscribers to obtain licenses to use electronic security alarms within their jurisdiction. Municipalities also commonly require entities engaged in direct-to-home sales within their municipality to obtain business licenses.

Seasonality

Our DTH sales are seasonal in nature with a substantial majority of our new customer originations occurring during a sales season from April through August. We make investments in the recruitment of our DTH sales force and the inventory prior to each sales season. We experience increases in net subscriber acquisition costs during these time periods.

The management of our sales channels has historically resulted in a consistent sales pattern that enables us to more accurately forecast customer originations.

Employees

As of December 31, 2019, we had approximately 5,750 full-time employees, excluding our seasonal direct to home installation technicians, sales representatives and certain other support professionals. As of December 31, 2019, a very small minority of our employees were represented by a labor union. We believe that we generally have good relationships with our employees. The majority of our full-time employees are located in cities within Utah, with additional locations in Boston, Massachusetts; Las Vegas, Nevada; Tampa, Florida; and South Eagan, Minnesota. Employees located outside of these areas are comprised primarily of our full-time Smart Home Pros, who service our customers and are located in all states in the United States (except New Hampshire, Rhode Island and Vermont), as well as the majority of Canadian provinces.

Properties

Our headquarters, and one of our two monitoring facilities, are located in Provo, Utah. These premises are under leases expiring between December 2024 and June 2028. Additionally, we lease the premises for a separate monitoring station located in Eagan, Minnesota. We also have facility leases in Lehi, Utah; Logan, Utah; Santa Clara, California, Boston, Massachusetts and various other locations throughout the United States and Canada for research and development, call center, warehousing, recruiting, and training purposes. We believe that these facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations.

Legal Proceedings

We are engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of our business and have certain unresolved claims pending, the outcomes of which are not determinable at this time. Our subscriber contracts include exculpatory provisions as described under “Business—Subscriber Contracts—Other Terms” and other liability limitations. We also have insurance policies covering certain potential losses where such coverage is available and cost effective. In our opinion, any liability that might be incurred by us upon the resolution of any claims or lawsuits will not, in the aggregate, have a material adverse effect on our financial condition or results of operations. See Note 13 of our accompanying consolidated financial statements included elsewhere in this prospectus for additional information.

MANAGEMENT

The following table sets forth, as of March 23, 2020, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business. On March 3, 2020, we announced the promotion of Dale R. Gerard to Chief Financial Officer and the appointments of Todd M. Santiago as Chief Revenue Officer and JT Hwang as Chief Technology Officer. Mr. Hwang’s background and experience is more fully detailed in the executive officer biographical summaries following the table below.

Name	Age	Position
Executive officers:
Todd R. Pedersen	51	Chief Executive Officer and Director
Dale R. Gerard	49	Chief Financial Officer
Scott R. Hardy	42	Chief Operating Officer
JT Hwang	45	Chief Technology Officer
Patrick E. Kelliher	56	Chief Accounting Officer
Shawn J. Lindquist	50	Chief Legal Officer and Secretary
Todd M. Santiago	47	Chief Revenue Officer

Executive Officers

Todd R. Pedersen. Mr. Pedersen founded our company in 1999 and served as our President, Chief Executive Officer and Director. In February 2013, Mr. Pedersen relinquished his title as our President and remained our Chief Executive Officer and Director. In 2011, Mr. Pedersen founded our sister company, Vivint Solar, and served as its Chief Executive Officer from August 2011 through January 2013. Mr. Pedersen currently serves as a member of Vivint Solar’s board of directors, a position he has held since November 2012. Mr. Pedersen was named the Ernst & Young Entrepreneur of the Year in 2010 in the services category for the Utah Region. Mr. Pedersen attended Brigham Young University.

Dale R. Gerard. Mr. Gerard was named our Chief Financial Officer in March 2020. Prior to this, he served as the Interim Chief Financial Officer from October 2019 to March 2020, the Company’s Senior Vice President of Finance and Treasurer from September 2014 to October 2019 and Vice President of Finance and Treasurer from January 2013 to September 2014. Previously, he served as the Company’s Treasurer from March 2010 to January 2013. Mr. Gerard holds a B.S. in Accounting and an MBA from Purdue University.

Scott R. Hardy. Mr. Hardy has served as our Chief Operating Officer since December 2016. Prior to this, he served as our Senior Vice President, Inside Sales from February 2014 to December 2016. He joined Vivint as Vice President, Business Analytics in 2013. Prior to joining us, Mr. Hardy served as Principal at the Cicero Group, LP, a consulting and market research firm, from 2011 to 2013, where he led the firm’s strategy consulting practice. Mr. Hardy also served in senior consulting roles at McKinsey and Company from 2006 to 2009 and Monitor Group from 2000 to 2002, where he focused on growth strategy and sales and marketing projects. From 2009 to 2011, Mr. Hardy held senior roles at Cisco, an information technology company, including Director of Cisco’s Telepresence Cloud business unit and Director of Product Management, and starting in 2009 until their acquisition by Cisco in the same year, he led strategy and business development for TANDBERG, a provider of video conferencing systems. Mr. Hardy holds a B.S. in Economics from Brigham Young University and an MBA from the Harvard Business School.

JT Hwang. Mr. Hwang, was appointed our Chief Technology Officer on February 29, 2020, effective March 13, 2020. Prior to this, he served as our Chief Engineering Officer from February 2017 through February 28, 2020, our Chief Information Officer from June 2010 to January 2013 and from August 2014 to February 2017, and our Chief Technology Officer from March 2008 to June 2010 and January 2013 to August 2014. He has over 19 years of experience in the computer science field. Prior to joining us, Mr. Hwang was Chief Architect at Netezza Corporation, a global provider of data warehouse appliance solutions. He also served as

Chief Architect of Hewlett-Packard’s Advanced Solutions Lab. Mr. Hwang holds a B.S. of science and a Master of Engineering, Computer Science from Massachusetts Institute of Technology.

Patrick E. Kelliher. Mr. Kelliher has served as our Chief Accounting Officer since February 2014. Prior to this, he served as our Vice President of Finance and Corporate Controller from March 2012 to February 2014. Prior to joining us, Mr. Kelliher served as Senior Director of Finance and Business Unit Controller of Adobe from November 2009 to March 2012. Prior to Adobe, Mr. Kelliher was the Vice President of Finance and Controller for Omniture, Inc. Before that he has served in various senior finance roles at other high growth technology companies. Mr. Kelliher holds a B.S. in Accounting and Finance from Northern Illinois University and an MBA from the University of Chicago Graduate School of Business.

Shawn J. Lindquist. Mr. Lindquist has served as our Chief Legal Officer and Secretary since May 2016. From February 2014 to May 2016, Mr. Lindquist served as Chief Legal Officer, Executive Vice President and Secretary of our sister company, Vivint Solar. From February 2010 to February 2014, Mr. Lindquist served as Chief Legal Officer, Executive Vice President and Secretary of Fusion-io, Inc., a leading provider of flash memory solutions for application acceleration, which was acquired by Sandisk Corporation in 2014. From 2005 to 2010, Mr. Lindquist served as Chief Legal Officer, Senior Vice President and Secretary of Omniture, Inc., through the completion and integration of its merger with Adobe Systems Incorporated. Prior to Omniture, Mr. Lindquist was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, P.C., the leading legal advisor to technology, life sciences and other growth enterprises worldwide. Mr. Lindquist has also served as in-house corporate and mergers and acquisitions counsel for Novell, Inc., a software and services company, and as Vice President and General Counsel of a privately held, venture-backed company. Mr. Lindquist has also served as an adjunct professor of law at the J. Reuben Clark Law School at Brigham Young University. Mr. Lindquist holds a B.S. in Business Management and J.D. from Brigham Young University.

Todd M. Santiago. Mr. Santiago has served as our Executive Vice President, General Manager of Retail since November 2018, which includes managing the company’s retail relationships, home builder initiatives and direct sales platforms, and now serves as our Chief Revenue Officer beginning March 13, 2020. Prior to this, he served as Chief Revenue Officer from February 2013 to November 2018. Prior to joining us, Mr. Santiago was President of 2GIG from December 2008 to March 2013 where he coordinated the successful launch of Go!Control. Prior to joining 2GIG, Mr. Santiago was Partner and General Manager of Signature Academies in Boise, ID and VP and General Manager at NCH Corporation in Irving, TX. Mr. Santiago is the brother-in-law of Mr. Pedersen. Mr. Santiago holds a B.A. in English from Brigham Young University and an MBA from the Harvard Business School.

Corporate Governance

Background and Experience of Directors

When considering whether directors have the experiences, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused on, among other things, each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. The members of our board of directors considered, among other things, the following important characteristics which make each director a valuable member of our board of directors:

•

Mr. Pedersen’s extensive knowledge of our industry and significant experience, as well as his insights as the original founder of our firm. Mr. Pedersen has played a critical role in our firm’s successful growth since its founding and has developed a unique and unparalleled understanding of our business.

Independence of Directors

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. However, if we were a listed issuer whose securities were traded on the New York Stock Exchange and subject to such requirements, we would be entitled to rely on the controlled company exception contained in Section 303A of the NYSE Listed Company Manual from the requirements that a majority of our Board of Directors consist of independent directors, that our Board of Directors have a compensation committee that is comprised entirely of independent directors and that our Board of Directors have a Nominating Committee that is comprised entirely of independent directors. Pursuant to Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group of another company is exempt from the requirements that its board of directors consist of a majority of independent directors. At December 31, 2019, Blackstone beneficially owned greater than 50% of the voting power of the Company which would qualify the Company as a controlled company eligible for exemption under the rule.

Committees of the Board

During 2019, our Board of Directors had an Audit Committee, which consisted of Messrs. McEvoy, Tibbetts and Wallace, and a Compensation Committee, which consisted of Messrs. D’Alessandro, McEvoy and Wallace. While our Board of Directors did not designate any of its members as an audit committee financial expert, we believe that each of the members who served on the Audit Committee in 2019 is fully qualified to address any accounting, financial reporting or audit issues that may come before it. The Audit Committee and Compensation Committee were dissolved in January 2020 in connection with the consummation of the Merger.

Code of Ethics

We are not required to adopt a code of ethics because our securities are not listed on a national securities exchange and we do not have a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Although we do not have a code of ethics, our other compliance procedures are sufficient to ensure that we carry out our responsibilities in accordance with applicable laws and regulations.

Compensation Committee Interlocks and Insider Participation

During 2019, our Compensation Committee was composed of Messrs. D’Alessandro, McEvoy and Wallace. No member of the Compensation Committee was at any time during fiscal year 2019, or at any other time, one of our officers or employees. We are parties to certain transactions with our Sponsor described in “Certain Relationships and Related Transactions.” None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our Board or member of our Compensation Committee.

Compensation Discussion and Analysis

Introduction

Our executive compensation program is designed to attract and retain individuals with the qualifications to manage and lead the Company as well as to motivate them to develop professionally and contribute to the achievement of our financial goals and ultimately create and grow our overall enterprise value. Our named executive officers (“NEOs”) for 2019 were:

•	Todd R. Pedersen, our Chief Executive Officer;

•	Dale R. Gerard, our Chief Financial Officer;

•	Mark J. Davies, our former Chief Financial Officer;

•	Alex J. Dunn, our former President;

•	Matthew J. Eyring, our former Executive Vice President, General Manager of Inside Sales; and

•	Todd M. Santiago, our Chief Revenue Officer.

Mr. Davies resigned from his position as the Company’s Chief Financial Officer, and Mr. Gerard was appointed as interim Chief Financial Officer, effective as of October 14, 2019. Mr. Gerard was appointed as Chief Financial Officer, effective as of March 2, 2020.

Mr. Dunn stepped down from his position as our President effective March 2, 2020 and Mr. Eyring ceased to serve as our Executive Vice President, General Manager of Inside Sales effective March 13, 2020. In connection with their departures we entered into separation agreements with Messrs. Dunn and Eyring. The terms of such separation agreements are described under “Compensation Actions Taken in 2020-Separation Agreements with Departing Executive Officers” below.

Executive Compensation Objectives and Philosophy

Our primary executive compensation objectives are to:

•

attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

•	reward senior management in a manner aligned with our financial performance; and

•	align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

To achieve our objectives, we deliver executive compensation through a combination of the following components:

•	Base salary;

•	Cash bonus opportunities;

•	Long-term incentive compensation;

•	Broad-based employee benefits;

•	Supplemental executive perquisites; and

•	Severance benefits.

Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits are designed to attract and retain senior management talent. We also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of our NEOs with the long-term interests of our equity-owners and to enhance executive retention.

Compensation Determination Process

In 2019, the compensation committee of our Board of Directors (the “Committee”) assisted our Board of Directors in overseeing our executive compensation program. In connection with the Merger, the Committee was dissolved. Since the Merger, the compensation committee of the board of directors of Vivint Smart Home (the “Vivint Smart Home Committee”) has assisted and will continue to assist Vivint Smart Home’s board of directors and our Board of Directors in overseeing our executive compensation program.

In 2019, Messrs. Pedersen and Dunn generally participated in discussions and deliberations with the Committee and the Board of Directors regarding the determinations of annual cash incentive awards for our executive officers. Specifically, they made recommendations to the Committee and/or the Board of Directors regarding the performance factors to be used under our annual bonus plan and the amounts of annual cash incentive awards. Messrs. Pedersen and Dunn did not participate in discussions or determinations regarding their individual compensation.

Role of Compensation Consultant

In December 2018, we engaged FW Cook & Co., Inc. (“FW Cook”) to advise the Committee in 2019 in connection with a review of the employment agreements of Messrs. Pedersen and Dunn and make recommendations to the Committee on the selection of companies for inclusion in a compensation peer group for 2019 (the “Compensation Peer Group”).

Use of Competitive Data

We do not target a specific market percentile when making executive compensation decisions; however, we believe that information regarding compensation practices at similar companies is a useful tool to help maintain practices that accomplish our executive compensation objectives. In 2019, as noted above, we engaged FW Cook to assist and make recommendations regarding the selection of companies to be included in the Compensation Peer Group. The constituents of the Compensation Peer Group represent companies operating in broadly similar or related industries that fall within a reasonable range with us in certain metrics, including revenue, EBITDA and total enterprise value. The companies included in the Compensation Peer Group are listed below:

Akamai Technologies	Fitbit	Logitech Intl.	Rollins
Black Knight	Garmin	Match Group	ServiceMaster Global
Endurance Intl.	IMAX Corp.	Nu Skin Enterprises	Waste Management
FireEye	j2 Global	Nuance Communications	Zillow Group

In 2019, in addition to the Compensation Peer Group data, we reviewed proprietary technology company survey data, size-adjusted to our revenue. The identity of individual companies comprising the survey data is not available to or considered by us in the evaluation process.

In 2019, we used the information from both the Compensation Peer Group and the survey data as one factor to determine whether our compensation levels are competitive, and to make any necessary adjustments to reflect executive performance and our performance. As a part of this process, FW Cook measured our target pay levels for the NEOs versus the competitive data within each compensation component and in the aggregate. In order to evaluate the retentive and alignment power of their existing ownership stakes, FW Cook also prepared an analysis of the carried interest levels of our NEOs versus executives serving in similar positions at the Compensation Peer Group.

Going forward, the Vivint Smart Home Committee intends to periodically review the Compensation Peer Group to ensure that it remains an appropriate comparator frame for evaluating our executive compensation practices.

Employment Agreements

On August 7, 2014, Messrs. Pedersen and Dunn entered into employment agreements with us. These employment agreements contained the same material terms as, and superseded, those they had entered into previously with our parent, Acquisition LLC. On March 4, 2019, we entered into amended and restated employment agreements with Messrs. Pedersen and Dunn and on March 2, 2020 Vivint Smart Home entered into a new employment agreement with Mr. Pedersen. On March 8, 2016, Messrs. Davies, Eyring and Santiago

entered into employment agreements with us. On March 2, 2020, Vivint Smart Home entered into an employment agreement with Mr. Gerard and a new employment agreement with Mr. Santiago. A full description of the material terms of the employment agreements Vivint Smart Home entered into with Messrs. Pedersen, Gerard and Santiago is discussed below under “—Compensation Actions Taken in 2020”. A full description of the material terms of the employment agreements Vivint Smart Home entered into with Messrs. Pedersen, Gerard and Santiago as in effect during 2019 is discussed below under “—Narrative Disclosure to Summary Compensation Table and 2019 Grants of Plan-Based Awards.”

Compensation Elements

The following is a discussion and analysis of each component of our executive compensation program:

Base Salary

Annual base salaries compensate our executives, including our NEOs, for fulfilling the requirements of their respective positions and provide them with a predictable and stable level of cash income relative to their total compensation.

The Committee believes that the level of an executive’s base salary should reflect such executive’s performance, experience and breadth of responsibilities, salaries for similar positions within our industry and any other factors relevant to that particular job. The Committee, with the assistance of our Human Resources Department, also used the experience, market knowledge and insight of its members in evaluating the competitiveness of current salary levels.

In the sole discretion of the Committee, base salaries for our executives may be periodically adjusted to take into account changes in job responsibilities or competitive pressures.

In consideration of the above, in 2019, our Board of Directors determined to increase each NEO’s base salary as shown below.

Name	Base Salary prior to March 4, 2019 ($)	Base Salary Effective as of March 4, 2019 ($)
Todd R. Pedersen	700,194	1,021,200
Alex J. Dunn	700,194	1,021,200

Name	Base Salary prior to April 1, 2019 ($)	Base Salary Effective as of April 1, 2019 ($)
Dale R. Gerard	358,182	412,000
Mark J. Davies	636,540	655,636
Matthew J. Eyring	636,540	655,636
Todd M. Santiago	636,540	655,636

Name	Base Salary prior to October 14, 2019 ($)	Base Salary Effective as of October 14, 2019 ($)
Dale R. Gerard	412,000	532,000

The increases in Messrs. Pedersen’s and Dunn’s base salaries were made in connection with the amendment and restatement of their respective employment agreements and in consideration of certain changes in the terms of their employment arrangements, including the elimination of an annual payment intended to be used to reimburse the Company for the costs of their personal use of the company airplane, as reflected in their amended and restated employment agreements. The Board of Directors determined, at their discretion, to increase Mr. Gerard’s base salary from $358,182 to $412,000 effective as of April 1, 2019. Effective October 14, 2019, in connection with his appointment as interim Chief Financial Officer, the Committee approved an additional

$10,000 per month in compensation to increase Mr. Gerard’s annual base salary to $532,000. The increases in the base salaries of Messrs. Davies, Eyring and Santiago reflect a 3% increase in their base salaries approved by the Board of Directors.

The “Summary Compensation Table” and corresponding footnotes to the table show the base salary earned by each NEO during fiscal 2019 as well as the base salary adjustments for each of our NEOs made during fiscal 2019.

Bonuses

Cash bonus opportunities are available to various managers, directors and executives, including our NEOs, to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance.

Fiscal 2019 Management Bonus

On March 4, 2019, the Board of Directors adopted an Incentive Compensation Plan (the “Cash Bonus Plan”). Our Cash Bonus Plan allowed the Committee to provide annual cash incentive awards to selected employees, including our NEOs, based upon performance goals established by the Committee. On February 29, 2020, Vivint Smart Home assumed the Cash Bonus Plan and granted the authority to administer the Cash Bonus Plan to the Vivint Smart Home Committee.

In 2019, pursuant to the Cash Bonus Plan, the NEOs were eligible to receive an annual cash incentive award, 75% of which was based on achievements of performance objectives determined by the Committee. As provided in their respective employment agreements, the target bonus amount for each of Messrs. Pedersen and Dunn was 100% of his base salary at the end of the performance period minus $300,000 and the target bonus amount for each of Messrs. Davies, Eyring and Santiago was 60% of his base salary at the end of the performance period; the target bonus amount for Mr. Gerard was 50% of his salary earned during the performance period.

To ensure the focus and accountability of the NEOs on and for their varying responsibilities within the organization, the Committee determined to apply different performance measures depending on the NEO’s responsibilities. For the NEOs at the corporate level (Messrs. Pedersen, Dunn, Davies and Gerard), 75% of the bonus opportunity was based on company-wide goals. For the NEOs who are heads of our business units (“BUs”) (Messrs. Eyring and Santiago), 60% of the bonus opportunity was based on business unit specific goals and 15% of the bonus opportunity was based on company-wide goals. For all of the NEOs, 25% of the bonus opportunity was discretionary as the Committee determined to retain discretion to reward other Company accomplishments not anticipated at the beginning of the year.

The actual bonus amounts to be paid to the NEOs at the corporate level for fiscal 2019 performance was calculated by multiplying each NEO’s bonus potential target by a weighted achievement factor based on our actual achievement relative to the company-wide performance objectives and the discretionary component. The Committee chose performance metrics that are indicators of our strategic growth and the strength of our overall financial results. The company-wide performance objectives were company-wide Adjusted EBITDA (defined as net income (loss) before interest, taxes, depreciation, amortization, non-cash compensation, MDR fees, and certain other non-recurring expenses or gains) (15% of the total award opportunity) and the weighted average of the business unit-level performance objectives, as described in greater detail below (60% of the total award opportunity).

The business unit performance objectives consisted of Subscriber lifetime value growth (defined as the product of New Subscribers, Service Margin and Average Customer Life, plus LTV upgrade revenues, less Net Subscriber Acquisition Costs and Customer Financing Fees), Service Cost (defined as the average monthly service costs incurred during the period (both period and capitalized service costs), including monitoring, customer service, field service and other service support costs, less total non-recurring Smart Home Services billings for the period divided by average monthly Total Subscribers for the same period), Attrition (defined as the aggregate number of cancelled smart home and security subscribers during the prior 12 month period divided by the monthly weighted average number of Total Subscribers based on the Total Subscribers at the beginning and end of each month of a given period. Subscribers are considered canceled when they terminate in accordance with the terms of their contract, are terminated by us or if payment from such subscribers is deemed uncollectible. If a sale of a service contract to third parties occurs, or a subscriber relocates but continues their service, we do not consider this as a cancellation. If a subscriber transfers their service contract to a new subscriber, we do not consider this as a cancellation) and the achievement of certain milestones associated with business unit initiatives. The achievement factor with respect to the business unit objectives for the NEOs at the corporate level were calculated as the weighted average of (1) the weighted average of the achievement factors associated with the actual achievement of our Direct to Home, Inside Sales and Customer Experience business units against the Subscriber lifetime value growth targets for such business units (44% of the total award opportunity), (2) the achievement factor associated with the actual achievement of our Customer Experience business unit against the Service Cost target (6% of the total award opportunity), (3) the achievement factor associated with the actual achievement of our Customer Experience business unit against the Attrition target (4% of the total award opportunity), (4) the weighted average of the achievement factors associated with the actual achievement of our Retail and Customer Experience business units against certain milestones, as described in greater detail below (6% of the total award opportunity).

The table below sets forth the weighting of each component of the annual incentive award opportunity for the NEOs at the corporate level:

Weighting
Weighted Average Business Unit Performance
Subscriber lifetime value growth	44%
Service Cost	6%
Attrition	4%
Initiatives/Pilot lifetime value	6%
Company-wide Performance
Company-wide Adjusted EBITDA	15%
Board Discretion	25%
Total	100%

The achievement factor with respect to the company-wide Adjusted EBITDA component was determined by calculating our actual achievement against the company-wide Adjusted EBITDA performance target based on the pre-established scale set forth in the following table:

% Attainment of Performance Target	Achievement Factor
Less than 95%	0
95%	50%
100%	100%
105%	150%
110%	200%
115%	250%
120% or greater	300%

Based on the pre-established scale set forth above, no cash incentive amount would be paid to the NEOs with respect to the company-wide Adjusted EBITDA component of the award unless our actual performance for 2019 was at or above 95% of the performance target. If performance was 120% or more of the performance target, then the achievement factor with respect to the company-wide Adjusted EBITDA component of the award would be a maximum of 300%. For performance percentages between the levels set forth in the table above, the resulting achievement factor would be adjusted on a linear basis. The company-wide Adjusted EBITDA performance target for 2019 was $410 million.

The achievement factor with respect to the business unit-level performance objective components were determined by calculating the weighted average of our business units’ actual achievement against the targets set for such business units. For our Direct to Home, Inside Sales and Customer Experience business units, the achievement factors were based on the pre-established scale set forth in the following table:

	Direct to Home	Inside Sales	Customer Experience
	Subscriber lifetime value growth as a percentage of target (60%)(1)	Subscriber lifetime value growth as a percentage of target (60%)(1)	Subscriber lifetime value growth of Certain BU Initiatives as a percentage of target (10%)(1)	Install Base Revenue as a percentage of target (10%)(1)	Service Cost as a percentage of target (25%)(1)	Attrition as a percentage of target (15%)(1)
Achievement Factor	% Attainment of Performance Target
0	Less than 95%	Less than 95%	Less than 60%	Less than 50%	Greater than 103%	Greater than 104%
50%	95%	95%	60%	50%	103%	104%
100%	100%	100%	100%	100%	100%	100%
150%	104%	104%	140%	150%	99%	98%
200%	108%	108%	180%	200%	97%	96%
250%	113%	113%	220%	250%	96%	94%
300%	117% or greater	117% or greater	260% or greater	300% or greater	94% or less	92% or less

(1)	Represents the percentage of total bonus for the respective business unit.

For performance percentages between the levels set forth in the table above at each of the business units, the resulting achievement factor would be adjusted on a linear basis. The Committee believed and the Vivint Smart Home Committee believes that the Direct to Home, Inside Sales and Customer Experience performance targets provided reasonably achievable, but challenging, goals for the participants at those business units.

The achievement factor associated with the performance of our Retail business unit was based on such business unit’s accomplishment of certain key milestones related to subscriber growth from expansion into additional retail partners and lead generation sources, achieving certain cost and cash flow targets, and achieving stated milestones associated with new products and channels.

These milestones were not assigned any particular weightings. Accordingly, the Vivint Smart Home Committee determined the achievement factor based on the overall achievement of our Retail business unit against the various key milestones, with the weighting of the milestones determined in the Vivint Smart Home Committee’s discretion. The Committee believed and the Vivint Smart Home Committee believes that the Retail business unit performance objectives provided reasonably achievable, but challenging, goals for Mr. Santiago and other participants at the Retail business unit.

No cash incentive amount would be paid to the NEOs at the corporate level with respect to the business unit component of the award unless at least one business unit’s actual achievement was at or above the minimum level of performance corresponding to an achievement factor above 0 with respect to at least one of such business unit’s targets. The achievement factor associated with the business unit component of the award would be a maximum of 300% for significant outperformance.

The actual bonus amounts to be paid to Mr. Eyring for fiscal 2019 performance were calculated by multiplying his bonus potential target by a weighted achievement factor based on our actual achievement relative to the company-wide Adjusted EBITDA objective, the achievement of our Inside Sales business unit relative to the Inside Sales performance objectives, as described in greater detail above, and the discretionary component.

The table below sets forth the weighting of each component of the annual incentive award opportunity for Mr. Eyring:

Weighting
Inside Sales Business Unit Performance
Subscriber lifetime value growth	60%
Company-wide Performance
Company-wide Adjusted EBITDA	15%
Board Discretion	25%
Total	100%

The actual bonus amounts to be paid to Mr. Santiago for fiscal 2019 performance were calculated by multiplying his bonus potential target by a weighted achievement factor based on our actual achievement relative to company-wide Adjusted EBITDA objective, the achievement of our Retail business unit relative to the Retail performance objectives, as described in greater detail above, and the discretionary component.

The table below sets forth the weighting of each component of the annual incentive award opportunity for Mr. Santiago:

Weighting
Retail Business Unit Performance
Achievement of key milestones	60%
Company-wide Performance
Company-wide Adjusted EBITDA	15%
Board Discretion	25%
Total	100%

Based on our actual achievement, we determined the overall weighted achievement factor for our NEOs at the corporate level as set forth in the table below.

	Achievement Factor	Weighting	Weighted Achievement Factor
Weighted Average Business Unit Performance
Subscriber lifetime value growth	80%	44%	35%
Service Cost	300%	6%	18%
Attrition	—%	4%	—%
Initiatives/Pilot lifetime value	58%	6%	3%
Company-wide Performance
Company-wide Adjusted EBITDA	130%	15%	20%
Board Discretion	100%	25%	25%
Total		100%	101%

Based on our actual achievement, we determined the overall weighted achievement factor for Mr. Eyring as set forth in the table below.

	Achievement Factor	Weighting	Weighted Achievement Factor
Inside Sales Business Unit Performance
Subscriber lifetime value growth	75%	60%	45%
Company-wide Performance
Company-wide Adjusted EBITDA	130%	15%	20%
Board Discretion	100%	25%	25%
Total		100%	90%

Based on our actual achievement, we determined the overall weighted achievement factor for Mr. Santiago as set forth in the table below.

	Achievement Factor	Weighting	Weighted Achievement Factor
Retail Business Unit Performance
Achievement of key milestones	15%	60%	9%
Company-wide Performance
Company-wide Adjusted EBITDA	130%	15%	20%
Board Discretion	100%	25%	25%
Total		100%	54%

Notwithstanding the performance of our Retail Business Unit against the Retail Business Unit objectives, the Vivint Smart Home Committee, in its discretion and in consideration of the achievement of other objectives in 2019, including but not limited to the launch of multiple retail partnerships and the successful completion of the Merger, determined to adjust Mr. Santiago’s weighted achievement factor to 100%. In addition, the Vivint Smart Home Committee in its discretion determined to adjust Mr. Gerard’s weighted achievement factor to 146% in light of his successful leadership as interim Chief Financial Officer, while simultaneously leading the Company’s Treasury function and the Merger.

The following table illustrates the calculation of the amounts earned by each of our NEOs (other than Mr. Davies, who forfeited his annual cash incentive award in connection with his departure from the Company) pursuant to the Cash Bonus Plan for performance in 2019. The discretionary portion of the actual amounts earned by our NEOs pursuant to Cash Bonus Plan is disclosed in the “Bonus” column of the Summary Compensation Table under the “2019” designation, while the remaining amounts earned by the NEOs at the corporate level are disclosed in the “Non-Equity Incentive Plan Compensation” column.

Name	Salary ($)	Target Bonus %	Target Bonus Amount ($)		Achievement Factor	Bonus Paid ($)
Todd R. Pedersen	1,021,199	100%	721,199		101%	728,411
Alex J. Dunn	1,021,199	100%	721,199		101%	728,411
Dale R. Gerard	532,000	50%	221,000	(1)	146%	323,210
Matthew J. Eyring	655,636	60%	393,382		90%	354,043
Todd M. Santiago	655,636	60%	393,382		100%	393,382

(1)	Mr. Gerard’s target bonus was calculated based on a base salary of $412,000 for the first nine months of 2019 and a base salary of $532,000 for the last three months of 2019.

Sign-On Bonuses

From time to time, we may award sign-on bonuses in connection with the commencement of an NEO’s employment with us. Sign-on bonuses are used only when necessary to attract highly skilled individuals to the

Company. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers.

Long-Term Incentive Compensation

Acquisition LLC Equity Awards

Acquisition LLC, an entity controlled by investment funds or vehicles affiliated with Blackstone, granted long-term equity incentive awards designed to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of the Company’s ultimate equity holders. The long-term equity incentive awards were in the form of class B units in Acquisition LLC (the “Class B Units”).

The Class B Units were profits interests having economic characteristics similar to stock appreciation rights and represented the right to share in any increase in the equity value of Acquisition LLC. Therefore, the Class B Units only had value to the extent there was an appreciation in the value of our business from and after the applicable date of grant. In addition, the vesting of two-thirds of the Class B Units were initially subject to Blackstone achieving minimum internal rates of return and multiples on invested capital on its investment in Class A units of Acquisition LLC (“Class A Units”), as described further below.

The Class B Units granted to our NEOs were designed to motivate them to focus on efforts that would increase the value of our equity while enhancing their retention. The specific sizes of the equity grants made were determined in light of Blackstone’s practices with respect to management equity programs at other private companies in its portfolio and the executive officer’s position and level of responsibility with us.

The Class B Units were initially divided into a time-vesting portion (one-third of the Class B Units granted), a 2.0x exit-vesting portion (one-third of the Class B Units granted), and a 3.0x exit-vesting portion (one-third of the Class B Units granted). In June 2018, the Board of Directors and the board of managers of Acquisition LLC approved a modification to the vesting terms of the Class B Units (the “Modification”), designed to motivate and retain our employees and align their interests with the interests of the Company. Following such modification, the Class B Units were divided into two time-vesting portions (each one-third of the Class B Units granted) and a 2.0x exit-vesting portion (one-third of the Class B Units granted). Unvested Class B Units were not entitled to distributions from the Company. The incremental fair value in connection with this modification is reflected in the “Stock Awards” column of the Summary Compensation Table for 2018. For additional information regarding our Class B Units, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Equity Awards.”

The initial award of Class B Units granted to Mr. Davies in connection with the commencement of his employment in 2013 contained the following different economic terms: Mr. Davies’ Class B Units would not entitle him to receive any distributions in respect of such units unless and until the cumulative value of such foregone distributions attributable to each Class B Unit equaled the fair market value of a Class B Unit on the date of the grant of such Class B Unit (such foregone amount, the “Delayed Amount Per Class B Unit”). At that point, Mr. Davies (together with the other holders of Class B Units subject to similar foregone distributions) would become entitled to receive pro rata distributions of all subsequent amounts (to the exclusion of other holders who did not have similar rights) until he had received distributions per Class B Unit equal to the Delayed Amount Per Class B Unit. Thereafter, Mr. Davies would become entitled to receive the same amounts with respect to his Class B Units as other holders of Class B Units receive with respect to their Class B Units. In connection with his departure from the Company in October 2019, Mr. Davies forfeited his unvested Class B Units and the Company did not exercise any call rights associated with his vested Class B Units.

Another key component of our long-term equity incentive program was that at the time of Blackstone’s acquisition of us (the “2012 Blackstone Acquisition”), certain of our NEOs and other eligible employees were provided with the opportunity to invest in Class A Units on the same general terms as Blackstone and other co-investors. The Class A Units are equity interests, have economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule. We consider this investment opportunity an important part of our long-term equity incentive program because it encourages equity ownership and aligns the NEOs’ financial interests with those of our ultimate equity holders. Each of Messrs. Pedersen, Gerard, Dunn and Santiago, when presented with the opportunity, chose to invest in Class A Units.

Vivint Group, Inc. Stock Appreciation Rights

The Company’s indirect subsidiary, Vivint Group, Inc. (“Vivint Group”), awarded Stock Appreciation Rights (“SARs”), representing the right to share in any increase in the equity value of Vivint Group, to Mr. Gerard, pursuant to the Vivint Group, Inc. Amended and Restated 2013 Omnibus Incentive Plan (the “Vivint Group Plan”). The purpose of the SARs was to attract and retain personnel and provide an opportunity to acquire an equity interest of Vivint Group. The SARs were subject to vesting conditions, consistent with the Class B Units referenced above.

In connection with the Merger in January 2020, the Class B Units and SARs held by our NEOs were treated as discussed below under “—Treatment of Equity Incentive Awards in Connection with the Merger”.

2018 Retention Awards

In 2018, we approved a retention program designed to motivate and retain our employees. Pursuant to this program the Committee approved the grant of retention awards to Messrs. Davies, Eyring, Santiago and Gerard.

Mr. Gerard was granted a retention award in the amount of $1.0 million, payable as follows: (i) $333,333.33 payable in June 2018; (ii) $333,333.33 payable in June 2019; and (iii) $333,333.34 payable in June 2020, subject to continued employment and good standing with the Company or its subsidiaries through each payment date. Each of Messrs. Davies, Eyring and Santiago was granted a retention award in the amount of $2.5 million, payable as follows: (i) $833,333.33 payable in August 2018; (ii) $833,333.33 payable in August 2019; and (iii) $833,333.34 payable in August 2020, subject to continued employment and good standing with the Company or its subsidiaries through each payment date.

If Messrs. Gerard’s, Davies’, Eyring’s, or Santiago’s employment is terminated by the Company other than for Cause (as defined in his employment agreement or retention award agreement, as applicable), including due to death or disability, prior to any remaining payment date, he will receive the full remaining amount of the retention award, payable within two and one half months following his termination date subject to his (or his estate’s, as applicable), execution of an effective release of claims in favor of the Company. He will not be entitled to receive any remaining amount of his retention award if (i) he terminates his employment with the Company for any reason, or (ii) his employment is terminated by the Company for Cause, in either case at any time prior to the applicable eligibility date set forth above.

Benefits and Perquisites

We provide to all of our employees, including our NEOs, employee benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Broad-based employee benefits include:

•	a 401(k) savings plan;

•	paid vacation, sick leave and holidays;

•	medical, dental, vision and life insurance coverage; and

•	employee assistance program benefits.

All participants are eligible for matching under our 401(k) savings plan. Under this matching program, we match an employee’s contributions to the 401(k) savings plan dollar-for-dollar up to 1% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 5% of such employee’s eligible earnings. The maximum match available under the 401(k) plan is 3.5% of the employee’s eligible earnings. For employees who have been employed by us for less than two years, matching contributions vest on the second anniversary of their date of hire. Our matching contributions to our employees who have been employed by us for two years or more are always fully vested.

At no cost to the employee, we provide an amount of basic life insurance and basic accidental death and dismemberment insurance valued at 1x times their basic annual earnings up to a maximum of $250,000 ($50,000 minimum).

We also provide our NEOs with specified perquisites and personal benefits that are not generally available to all employees, such as personal use of our Company leased aircraft (subject to the terms and limits set forth in our corporate aircraft policy), use of a company vehicle, financial advisory services, reimbursement for health insurance premiums, enhanced employee cafeteria benefits, country club memberships, excess liability insurance premiums, alarm system fees, event tickets, fuel expenses, relocation assistance and, in certain circumstances, reimbursement for personal travel. In addition, as to Messrs. Pedersen and Dunn, perquisites have included personal use of Company personnel, however Messrs. Pedersen and Dunn reimburse the Company for the full costs of such personal use. Each of Messrs. Pedersen and Dunn were also provided with an annual fringe benefit allowance of $300,000 under the previous terms of their employment agreements, which were amended and restated March 4, 2019. Under their amended and restated employment agreements, Messrs. Pedersen and Dunn no longer receive such fringe benefit allowance. We also reimburse our NEOs for taxes incurred in connection with certain of these perquisites.

With respect to event tickets, we believe there is no incremental cost to us associated with the personal use by our NEOs and their guests of (i) tickets to various sporting and entertainment events that we have acquired at no additional cost in connection with our corporate sponsorships of various organizations (ii) our corporate suite at Vivint Smart Home Arena in Salt Lake City, Utah, which is leased for business-related entertainment and paid for seasonally rather than individually by event or (iii) other tickets to various sporting and entertainment events that are paid for seasonally rather than individually by event. Accordingly, no amounts other than reimbursement for taxes incurred related to these items are included in the compensation of our NEOs in the “Summary Compensation Table” below.

In addition, we have entered into time-sharing agreements with Messrs. Pedersen and Dunn, governing their personal use of the Company leased aircraft. Messrs. Pedersen and Dunn pay for personal flights an amount equal to the aggregate variable cost to the Company for such flights, up to the maximum authorized by Federal Aviation Regulations. The aggregate variable cost for this purpose includes fuel costs, out-of-town hangar costs, landing fees, airport taxes and fees, customs fees, travel expenses of the crew, any “deadhead” segments of flights to reposition corporate aircraft and other related rental fees. In addition, family members and friends of our NEOs have, in limited circumstances, accompanied the NEOs on business travel on the Company leased aircraft for which we have generally incurred de minimis incremental costs.

We provide these perquisites and personal benefits in order to further our goal of attracting and retaining our executive officers. The aggregate incremental cost to the Company of these benefits and perquisites are reflected in the “All Other Compensation” column of the “Summary Compensation Table” and the accompanying footnote in accordance with the SEC rules.

Severance Arrangements

Our board of directors believes that providing severance benefits to our NEOs is critical to our long-term success, because severance benefits act as a retention device that helps secure an executive’s continued

employment and dedication to the Company. Messrs. Pedersen, Dunn, Gerard, Davies, Eyring and Santiago have or had severance arrangements, which are or were included in their employment agreements. Mr. Pedersen is and Mr. Dunn was eligible to receive severance benefits if his employment is/was terminated for any reason other than voluntary resignation or willful misconduct. The severance payments to our NEOs are contingent upon the affected executive’s execution of a release and waiver of claims, which contains non-compete, non-solicitation and confidentiality provisions. See “—Potential Payments Upon Termination or Change in Control” for descriptions of these arrangements.

Mr. Eyring was and Mr. Santiago is eligible to receive severance benefits if his employment was/is terminated by us without “cause” (as defined below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Employment Agreements” and “—Compensation Discussion and Analysis—Compensation Elements—Bonuses—2018 Retention Awards”) and other than by reason of death or while he was/is disabled. See “—Potential Payments Upon Termination or Change in Control” for descriptions of these arrangements.”

For a description of the severance benefits Mr. Gerard is entitled to receive in the event of his termination as provided in his employment agreement, see “-Compensation Actions Taken in 2020-Employment Agreements”.

Mr. Davies resigned from his position as the Company’s Chief Financial Officer, effective October 14, 2019. Mr. Davies did not receive any severance or other benefit payments as a result of his departure.

In connection with their departures from the Company in 2020, Vivint Smart Home entered into separation agreements with Messrs. Dunn and Eyring. The terms of such separation agreements are described below under “Compensation Actions Taken in 2020-Separation Agreements with Departing Executive Officers.”

Treatment of Equity Incentive Awards in Connection with the Merger

Vesting/ Modifications. As of immediately prior to the effective time of the Merger (the “effective time”), Acquisition LLC and our parent company Legacy Vivint Smart Home, Inc. (“Legacy Vivint Smart Home”) modified the vesting schedule of each Company Group Class B Unit (as defined in the Merger Agreement) and Company Group SAR (as defined in the Merger Agreement) that would vest if Blackstone received cash proceeds in respect of its Class A Units equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units at such time (the “2.0x Company Group Equity Awards”) such that each 2.0x Company Group Equity Award will instead vest, subject to the holder’s continued employment on the applicable vesting date (or event), (i) in equal 25% annual installments on each of the first four anniversaries of the closing date of the Merger or (ii) if earlier, in full upon either (x) a Change of Control (as defined in the applicable Company Group Stock Plan (as defined in the Merger Agreement)) or (y) Blackstone receiving cash proceeds in respect of its Class A Units equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units at such time (the “2.0x Modification”).

Vested Company Group Class B Units. As of immediately prior to the effective time, each vested Company Group Class B Unit, including those held by our NEOs (other than Messrs. Pedersen and Dunn) and directors, was redeemed by Acquisition LLC for shares of common stock of Vivint Solar, Inc. (“VSLR common stock”) and Legacy Vivint Smart Home common stock, with an equivalent value as the Company Group Class B Unit so redeemed, in a manner determined by the board of managers of Acquisition LLC (the “313 Board”), pursuant to the terms and conditions of the Company Group Stock Plans (as defined in the Merger Agreement) and the limited liability company agreement of Acquisition LLC (the “313 LLCA”), assuming a hypothetical liquidation of Acquisition LLC. The number of shares of VSLR common stock and Vivint Smart Home common stock issued with respect to each vested Company Group Class B Unit in such redemptions was determined on a pro rata basis using the relative value of the shares of VSLR common stock and Vivint Smart Home common stock held by Acquisition LLC as of the effective time. Holders of shares of Legacy Vivint Smart Home common stock received in such redemptions were entitled to receive the merger consideration in accordance with the Merger

Agreement. To the extent that the deemed unit price of such vested Company Group Class B Unit was equal to or in excess of the fair market value of a Class A Unit as of the time of such redemptions, such vested Company Group Class B Unit was redeemed for $0.00.

Unvested Company Group Class B Units. As of immediately prior to the effective time, each unvested Company Group Class B Unit, including those held by our NEOs (other than Messrs. Pedersen and Dunn) and directors, was redeemed by Acquisition LLC for a number of shares of Company Restricted Stock, with an equivalent value as the Company Group Class B Units so redeemed, in a manner determined by the 313 Board in accordance with the terms of the Company Group Stock Plans and the 313 LLCA, assuming a hypothetical liquidation of Acquisition LLC. Such shares of Company Restricted Stock were subject to the same vesting terms and conditions as the corresponding Company Group Class B Units, as modified pursuant to the 2.0x Modification. As of the effective time, each such share of Company Restricted Stock was automatically, without any action on the part of the holder thereof, cancelled and converted into a number of shares of Vivint Smart Home Class A Common Stock equal to the exchange ratio, rounded to the nearest whole share of Vivint Smart Home Class A common stock (after such conversion, “Rollover Restricted Stock” and together with the Rollover RSUs and the Rollover SARs, the “Rollover Equity Awards”). To the extent that the deemed unit price of an unvested Company Group Class B Unit was equal to or in excess of the fair market value of a Class A Unit as of the time of such redemptions, such unvested Company Group Class B Unit was redeemed for $0.00.

Company Group RSUs. As of the effective time, each Company Group RSU (as defined in the Merger Agreement) held by our directors, to the extent then outstanding and unsettled, without any action on the part of the holder thereof, was automatically cancelled and converted into an RSU entitling the holder thereof to receive upon settlement a number of shares of Vivint Smart Home Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group RSU as of immediately prior to the effective time, multiplied by (y) 0.0864152412 (the “VGI exchange ratio”), rounded down to the nearest whole number of shares of Vivint Smart Home Class A common stock (after such conversion, “Rollover RSUs”).

Company Group SARs. As of the effective time, each Company Group SAR, including those held by Mr. Gerard and our directors, to the extent then outstanding and unexercised, without any action on the part of the holder thereof, was automatically cancelled and converted into a SAR with respect to a number of shares of Vivint Smart Home Class A common stock equal to the product of (x) the number of shares of VGI common stock subject to such Company Group SAR as of immediately prior to the effective time, multiplied by (y) the VGI exchange ratio, rounded down to the nearest whole number of shares of Vivint Smart Home Class A common stock, with a strike price per share of Vivint Smart Home Class A common stock equal to the quotient obtained by dividing (i) the per share strike price of such Company Group SAR as of immediately prior to the effective time by (ii) the VGI exchange ratio, rounded up to the nearest whole cent (after such conversion, “Rollover SARs”).

Rollover Equity Awards. Any shares of Vivint Smart Home Class A common stock issuable under Rollover Equity Awards, other than the awards held by Messrs. Pedersen and Dunn, are subject to restrictions on transfer until the first anniversary of the closing date of the merger, unless otherwise agreed to by Vivint Smart Home and the applicable holder. Each Rollover Equity Award is subject to the Vivint Smart Home, Inc. 2020 Omnibus Incentive Plan and to the same terms and conditions, including, without limitation, any vesting conditions (as modified by the 2.0x Modification), as had applied to the corresponding Company Group Equity Award as of immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger, subject to such adjustments as reasonably determined by the Vivint Smart Home board of directors to be necessary or appropriate to give effect to the conversion or the merger. Holders of outstanding Rollover Equity Awards have the contingent right to receive earnout shares, or have the terms and conditions of such Rollover Equity Awards adjusted, if, from the consummation of the merger until the fifth anniversary thereof, the volume-weighted average price of Vivint Smart Home Class A common stock exceeds certain thresholds.

Treatment of Equity Awards Held by Messrs. Pedersen, and Dunn. As of immediately prior to the effective time, the Company Group Class B Units, whether or not vested, held by Messrs. Pedersen and Dunn (the “Holdback Executives”) were converted into a number of Class A Units (the “Converted Class A Units”), in accordance with the terms and conditions of the Company Group Stock Plans and the 313 LLCA, with an equivalent value and subject to the same vesting terms and conditions as the corresponding Company Group Class B Units (as modified pursuant to the 2.0x Modification). As of immediately following the effective time, the Converted Class A Units held by the Holdback Executives (in addition to any other Class A Units held by the Holdback Executive) were automatically reclassified into a number of vested and unvested units designed to track Acquisition LLC’s interests in the VSLR common stock, Vivint Smart Home Class A common stock, common stock of Vivint Wireless, Inc. (“VW”) and its other property, in each case held as of the effective time, subject to the same vesting terms and conditions as the corresponding Converted Class A Units, as applicable (the “tracking units”). The number of each class of tracking unit to be issued to the Holdback Executives was determined on a pro rata basis using the relative value of the shares of VSLR common stock, Vivint Smart Home Class A common stock and VW common stock and other property held by Acquisition LLC as of immediately following the effective time. On the first anniversary of the closing date of the merger, 10% of any then-vested tracking units held by the Holdback Executives (other than other property tracking units), less any amounts previously sold by, or distributed to, Holdback Executives in connection with sales of shares of VSLR common stock, Vivint Smart Home Class A common stock and VW common stock by Acquisition LLC, will be redeemed by Acquisition LLC for the shares of VSLR common stock, Vivint Smart Home Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. Following the second anniversary of the closing date of the merger, upon written request to Acquisition LLC by a Holdback Executive, Acquisition LLC will promptly redeem all (or any portion) of the then-vested tracking units (other than other property tracking units) held by the Holdback Executives for the shares of VSLR common stock, Vivint Smart Home Class A common stock and VW common stock underlying such tracking units in accordance with the terms and conditions of the 313 LLCA. Acquisition LLC will have no obligation to redeem any other property tracking units at any time and may redeem such tracking units, in its sole discretion, in accordance with the terms and conditions of the 313 LLCA. No unvested tracking units held by the Holdback Executives will be redeemed until they become vested.

Post-Merger Modification. On February 29, 2020, the board of directors of Vivint Smart Home approved a further modification (the “Modification”) of the vesting terms of the Rollover Restricted Stock and Rollover SARs granted to certain officers and employees of the Company and its subsidiaries, including Messrs. Gerard, Eyring and Santiago, that was outstanding as of the Merger and as of February 29, 2020 (the “Outstanding Equity”). The Modification provides that in addition to the previous vesting terms and conditions, subject to the continued employment of the holder of the Outstanding Equity, on January 17, 2021, all then-outstanding and unvested Outstanding Equity shall become vested.

Compensation Actions Taken in 2020

Equity Awards

On February 29, 2020, Vivint Smart Home approved grants under the Vivint Smart Home, Inc. 2020 Omnibus Incentive Plan (the “Plan”) of time-vesting restricted stock units (the “RSUs”) and performance-vesting restricted stock units (the “PSUs”) (each representing the right to receive one share of Class A common stock of Vivint Smart Home upon the settlement of each restricted stock unit) to each of Messrs. Pedersen, Gerard and Santiago under the Plan, effective as of, and subject to such individual’s continued employment with the Vivint Smart Home or its subsidiaries (including the Company) on, the date that Vivint Smart Home has executed and filed an effective registration statement on Form S-8 with the SEC in order to register the offer and sale of shares of Class A common stock of Vivint Smart Home pursuant to the Plan (such date, the “grant date”). Mr. Pedersen is eligible to be granted 585,366 RSUs and 585,366 PSUs on the grant date, Mr. Gerard is eligible to be granted 342,439 RSUs and 184,390 PSUs on the grant date and Mr. Santiago is eligible to be granted 396,341 RSUs and 213,415 PSUs on the grant date.

The RSUs granted to each of the executives will vest, subject to continued employment on each applicable vesting date, with respect to 25% of the restricted stock units on each of the first four anniversaries of January 17, 2020.

The PSUs have a one-year performance period beginning on January 1, 2020 and ending on December 31, 2020 and vest based upon Vivint Smart Home’s achievement of specified performance goals through fiscal year end 2020 and the passage of time. The PSUs performance goals are based on Vivint Smart Home’s Adjusted EBITDA, Net Cash and Total Subscribers performance. The total number of restricted stock units subject to the PSU awards eligible to vest will be based on the level of achievement of the performance goals and ranges from 0% (if below threshold performance) up to 100% (for target or above target performance). Fifty percent (50%) of such PSUs eligible to vest will vest on the date the Vivint Smart Home Committee certifies in writing the achievement of the performance metrics (the “determination date”) and the remaining 50% of such PSUs will vest on the first anniversary of the determination date, in each case, subject to continued employment on the applicable vesting date.

For purposes of the PSU awards:

Adjusted EBITDA shall mean, with respect to fiscal year 2020, the Adjusted EBITDA which is publicly disclosed in (or otherwise calculated in a manner consistent with) Vivint Smart Home’s earnings release for fiscal year 2020 or as otherwise determined by the audit committee of Vivint Smart Home’s board of directors;

Net Cash shall mean, with respect to fiscal year 2020, the amount of net cash provided by or used in financing activities for fiscal year 2020, excluding any equity proceeds, taxes paid related to vesting of equity awards, return of capital or re-financing fees, or as otherwise determined by the audit committee of Vivint Smart Home’s board of directors; and

Total Subscribers shall mean, with respect to fiscal year 2020, the aggregate number of active smart home and security subscribers at the end of fiscal year 2020, which is publicly disclosed in (or otherwise calculated in a manner consistent with) Vivint Smart Home’s earnings release for fiscal year 2020 or as otherwise determined by the audit committee of Vivint Smart Home’s board of directors.

Employment Agreements

On March 2, 2020 Vivint Smart Home entered into employment agreements with each of Messrs. Pedersen and Santiago, in each case, effective March 2, 2020, in order to reflect the assignment of each of the Amended and Restated Employment Agreement between Mr. Pedersen and APX dated as of March 4, 2019 (the “Pedersen Employment Agreement”) and the Employment Agreement between Mr. Santiago and APX, dated as of March 8, 2016 (the “Santiago Employment Agreement”) from APX to Vivint Smart Home. In addition, the Santiago Employment Agreement was updated to reflect Mr. Santiago’s current annual base salary of $655,636 and annual target bonus opportunity equal to sixty percent (60%) of Mr. Santiago’s base salary. Except as set forth above, the terms and conditions of the Pedersen Employment Agreement and Santiago Employment Agreement remain unchanged. For a summary of the material terms of each of the Pedersen Employment Agreement and the Santiago Employment Agreement, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Employment Agreements”.

On March 2, 2020, Vivint Smart Home entered into an employment agreement with Mr. Gerard. The principal terms of such agreement are summarized below.

The employment agreement with Mr. Gerard provides for a term ending on March 2, 2021, which extends automatically for additional one-year periods unless either party elects not to extend the term. Under the employment agreement, Mr. Gerard is eligible to receive a minimum base salary, and an annual bonus award with a target amount equal to a percentage of his base salary. Mr. Gerard’s current base salary is $655,636, and he is eligible to earn an annual bonus award with a target amount equal to 60% of his base salary at the end of the performance period. If the employment of Mr. Gerard terminates for any reason, Mr. Gerard is entitled to receive: (1) any base salary accrued through the date of termination; (2) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (3) such employee benefits, if any, as to which the executive may be entitled under Vivint Smart Home’s employee benefit plans (the payments and benefits described in (1) through (3) being “accrued rights”).

If the employment of Mr. Gerard is terminated by Vivint Smart Home without “cause” (as defined below) and other than by reason of death or while he is disabled (any such termination, a “qualifying termination”), Mr. Gerard is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of Vivint Smart Home and its affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which Mr. Gerard was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 150% of Mr. Gerard’s then-current base salary plus 150% of the actual bonus Mr. Gerard received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for Mr. Gerard and his dependents, at the levels at which the executive received benefits on the date of termination, for 18 months (the “COBRA payment”).

For purposes of Mr. Gerard’s employment agreement, the term “cause” means the executive’s continued failure to substantially perform his employment duties for a period of 10 days following written notice from Vivint Smart Home; any dishonesty in the performance of the executive’s employment duties that is materially injurious to Vivint Smart Home; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of the restrictive covenants set forth in the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of Mr. Gerard’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

Mr. Gerard is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Mr. Gerard’s employment agreement also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of Vivint Smart Home’s employees and customers and affiliates at all times during employment, and for 18 months after any termination of employment.

Separation Agreements with Departing Executive Officers

Vivint Smart Home and Mr. Dunn entered into a Separation Agreement (the “Dunn Separation Agreement”), effective March 2, 2020, and Mr. Dunn is expected to enter into a Release and Waiver of Claims in favor of Vivint Smart Home (the “Dunn Release”) in connection therewith. Pursuant to the Dunn Separation Agreement, Mr. Dunn is entitled to:

•	subject to execution and non-revocation of the Dunn Release and, in respect of items (ii)-(iv) listed below, continued compliance with the Dunn Restrictive Covenants (as defined below), the following payments and benefits to which Mr. Dunn is entitled pursuant to the Amended and Restated Employment Agreement, dated as of March 4, 2019, by and between Mr. Dunn and APX (the “Dunn Employment Agreement”), in connection with a termination without “Cause”:

•	a lump sum cash severance payment equal to $143,845.86, in respect of a pro rata portion of Mr. Dunn’s annual target bonus in respect of 2020, payable within 10 days of Mr. Dunn’s departure date;

•	(ii) a lump sum cash payment equal to $2,042,399.64, which is equal to 200% of Mr. Dunn’s base salary, payable within 55 days after Mr. Dunn’s departure date;

•	(iii) a lump sum cash payment equal to $1,456,822, which is equal to 200% of Mr. Dunn’s annual bonus for 2019, payable within 55 days after Mr. Dunn’s departure date; and

•

(iv) a lump sum cash payment equal to $31,838.00, which is equal to the monthly COBRA costs for providing health and welfare benefits for Mr. Dunn and his dependents for 24 months, payable within 55 days after Mr. Dunn’s departure date.

In addition, subject to (i) Mr. Dunn’s continued compliance with the Dunn Restrictive Covenants and (ii) execution and non-revocation of the Dunn Release, (A) Vivint Smart Home shall pay an amount equal to $168,265.00, on behalf of Mr. Dunn, in respect of the amount required to buy out Mr. Dunn’s leased Company automobile; Mr. Dunn shall be permitted to retain such automobile and (B) Acquisition LLC shall cause each of the unvested tracking units in Acquisition LLC held by an affiliate of Mr. Dunn to become vested as of the effective date of the Dunn Release (such tracking units, the “Accelerated Units”); provided, however that if (x) Mr. Dunn voluntarily terminates the advisory arrangement described below or Vivint Smart Home terminates such advisory arrangement for “cause” or Mr. Dunn fails to perform the advisory services as requested by Vivint Smart Home) or (y) Mr. Dunn breaches the Dunn Restrictive Covenants, the affiliate of Mr. Dunn will forfeit all rights with respect to the Accelerated Units (including any property distributed in respect of such Accelerated Units). The Dunn Separation Agreement provides that, notwithstanding anything to the contrary set forth in the 313 LLCA, (i) on or following January 17, 2021, the affiliate of Mr. Dunn will be able to request, in writing, a redemption of a number of tracking units in respect of Acquisition LLC’s interests in the Class A Common Stock of Vivint Smart Home (the “Company Units”) and a number of tracking units in respect of Acquisition LLC’s interests in the common stock of Vivint Solar, Inc. (the “VSLR Units”) equal to (x) up to 50% of the total number of Company Units and VSLR Units held by the affiliate of Mr. Dunn as of the date of his departure minus (y) the number of Company Units and VSLR Units previously redeemed by Acquisition LLC and (ii) on or following January 17, 2022, the affiliate of Mr. Dunn may request, in writing, a redemption of any Company Units or VSLR Units then held by such affiliate, in each case in accordance with the terms set forth in the 313 LLCA and upon such request, Acquisition LLC shall promptly redeem such Company Units and/or VSLR Units in accordance with the terms of the 313 LLCA.

The Dunn Separation Agreement also contains an agreement by Mr. Dunn that he will remain subject to any restrictive covenants between Mr. Dunn and Vivint Smart Home or any of its subsidiaries or affiliates including those set forth in the Dunn Employment Agreement and the Management Subscription Agreement (Incentive Units), dated as of November 16, 2012 between Mr. Dunn and Acquisition LLC (collectively, the “Dunn Restrictive Covenants”). The Dunn Restrictive Covenants consists of 24-month post-departure (the “restricted period”) non-compete, non-solicitation and non-disparagement provisions and an indefinite confidentiality provision. Mr. Dunn has agreed that the restricted period shall continue for length of the advisory period discussed below and for 24 months thereafter.

Pursuant to the Dunn Separation Agreement, Mr. Dunn also agreed to become an independent advisor to Vivint Smart Home and its subsidiaries and affiliates for a period of 12 months following his departure date, unless terminated earlier, for no additional consideration.

Vivint Smart Home entered into a separation agreement with Mr. Eyring effective March 13, 2020. Provided that Mr. Eyring executes (and does not revoke) a general release of claims in favor of the Vivint Smart Home, and in respect of items (ii)-(iv) listed below, continues to comply with the Eyring Restrictive Covenants (as defined below), the Company expects to make the following payments and benefits to which Mr. Eyring is entitled pursuant to the Employment Agreement, dated as of March 8, 2016, by and between Mr. Eyring and APX (the “Eyring Employment Agreement”), in connection with a termination without “Cause”:

•	a lump sum cash severance payment equal to $78,461.36, in respect of a pro rata portion of Mr. Eyring’s annual target bonus in respect of 2020, payable within 10 days of Mr. Eyring’s departure date;

•	a lump sum cash payment equal to $983,454.00, which is equal to 150% of Mr. Eyring’s base salary, payable within 55 days after Mr. Eyring’s departure date;

•	a lump sum cash payment equal to $590,072.40, which is equal to 150% of Mr. Eyring’s annual target bonus for 2019, payable within 55 days after Mr. Eyring’s departure date; and

•

a lump sum cash payment equal to $26,452.00, which is equal to the monthly COBRA costs for providing health and welfare benefits for Mr. Eyring and his dependents for 18 months, payable within 55 days after Mr. Eyring’s departure date.

Further, in connection with the entry into a separation agreement with Mr. Eyring and provided that he executes (and does not revoke) a general release of claims in favor of Vivint Smart Home and continues to comply with Eyring Restrictive Covenants, the Company expects to provide Mr. Eyring with the following additional payments and benefits:

•

fifty percent (50%) of the 237,374 shares of restricted Class A common stock of Vivint Smart Home Mr. Eyring currently holds (including the 25,674 shares of restricted Class A Common Stock of Vivint Smart Home Mr. Eyring received in respect of Vivint Smart Home’s achievement of a portion of the earnout related to the Merger), rounded down to the nearest share, shall vest as of the effective date of such release of claims, subject to forfeiture if Mr. Eyring breaches any of the Eyring Restrictive Covenants (and all other unvested equity held by Mr. Eyring shall be forfeited for no consideration as of the departure date); and

•

an amount equal to $118,998.30 to be paid by the Company, on behalf of Mr. Eyring, in respect of the amount required to buy out Mr. Eyring’s Company-leased automobiles; Mr. Eyring shall be permitted to retain such automobiles.

In order to receive the payments and benefits provided above, Vivint Smart Home will require Mr. Eyring to agree that he will remain subject to any restrictive covenants between Mr. Eyring and Vivint Smart Home or any of its subsidiaries or affiliates including those set forth in the Eyring Employment Agreement and the Management Subscription Agreement (Incentive Units), dated as of July 12, 2013 between Mr. Eyring and Acquisition LLC (the “Eyring Restrictive Covenants”). The Eyring Restrictive Covenants consists of 18-month post-departure non-compete, non-solicitation and non-disparagement provisions and an indefinite confidentiality provision.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our NEOs.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)(5)
Todd R. Pedersen,	2019	959,468	180,300	—	548,111	910,502	2,598,381
Chief Executive Officer	2018	695,096	105,030	2,670,732	770,213	1,035,452	5,276,523
	2017	674,469	—	—	822,558	1,012,282	2,509,309

Dale R. Gerard,	2019	422,511	488,583	—	167,960	84,110	1,163,164
Chief Financial Officer

Mark J. Davies,(5)	2019	559,715	833,333	—	—	124,391	1,517,439
Former Chief Financial	2018	631,905	1,310,738	455,167	—	138,504	2,536,314
Officer	2017	613,154	370,800	—	—	127,267	1,111,221

Alex J. Dunn,	2019	959,468	180,300	—	548,111	661,679	2,349,558
Former President	2018	695,096	105,030	2,670,732	770,213	889,305	5,130,376
	2017	674,469	—	—	822,558	877,021	2,374,048

Matthew J. Eyring,	2019	650,495	931,678	—	255,698	101,925	1,939,796
Former Executive Vice	2018	631,905	1,310,738	596,000	—	107,724	2,646,367
President, General Manager of Inside Sales	2017	613,154	370,800	—	—	100,618	1,084,572

Todd M. Santiago,	2019	650,495	1,112,634	—	114,081	195,426	2,072,636
Chief Revenue Officer	2018	631,905	1,310,738	596,000	—	144,586	2,683,229
	2017	613,154	370,800	—	—	137,786	1,121,740

(1)

Effective March 4, 2019, the base salaries of Messrs. Pedersen and Dunn were increased from $700,194 to $1,021,200. Effective April 1, 2019 the base salaries of Messrs. Davies, Eyring and Santiago, from $636,540 to $655,636. The base salary of Mr. Gerard increased from $358,182 to $412,000 effective April 1, 2019 and increased further to $532,000, effective October 14, 2019.

(2)

The amounts reported in this column for 2019 represent retention bonuses paid for Messrs. Gerard, Davies, Eyring and Santiago as described in “—Compensation Discussion and Analysis—Compensation Elements—Bonuses—2018 Retention Awards” and the discretionary portion of the 2019 annual cash incentive awards described above under “—Compensation Discussion and Analysis—Compensation Elements—Bonuses—Fiscal 2019 Management Bonus”.

(3)

The amounts reported in this column for 2019 represent the incentive payouts to our NEOs under the 2019 annual cash incentive awards described above under “—Compensation Discussion and Analysis-Compensation Elements—Bonuses—Fiscal 2019 Management Bonus”.

(4)	Amounts reported under All Other Compensation for fiscal 2019 reflect the following:

(a)

as to Mr. Pedersen, $77,430 additional cash compensation paid to Mr. Pedersen pursuant to his prior employment agreement, which was amended and restated March 4, 2019 (see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards—Employment Agreements”), reimbursement for health insurance premiums, excess liability insurance premiums, $23,124 in country club membership fees, $35,935 in actual Company expenditures for use, including business use, of a Company car, alarm system fees, event tickets (for which we incurred no incremental costs), fuel expenses, $93,750 in reimbursements for financial advisory services provided to Mr. Pedersen, other miscellaneous personal benefits and $418,514 reimbursed for taxes with respect to perquisites. In addition, Mr. Pedersen reimburses the Company for the aggregate variable costs associated with his personal use of the Company leased aircraft in accordance with the time-sharing agreement described under “Compensation Discussion and Analysis-Compensation Elements-Benefits and Perquisites.” While maintenance costs are not included in the reimbursement amount under the time-sharing agreement, the Company has determined it is appropriate to allocate a portion of the maintenance costs when calculating the aggregate incremental cost associated with personal use of the Company aircraft for purposes of SEC disclosure. Therefore, amounts reported also reflect $198,688 in maintenance costs allocated on the basis of the proportion of personal use. In addition, family members and friends of Mr. Pedersen have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred $20,185 of incremental costs;

(b)

as to Mr. Gerard $27,809 in actual Company expenditures for use, including business use, of a Company car, reimbursement for health insurance premiums, event tickets (for which we incurred no incremental costs), excess liability insurance premiums, fuel expenses and $36,431 reimbursed for taxes owed with respect to perquisites;

(c)

as to Mr. Davies, $44,085 in actual Company expenditures for use, including business use, of a Company car, reimbursement for health insurance premiums, country club membership fees, event tickets (for which we incurred no incremental costs), excess liability insurance premiums, fuel expenses and $55,003 reimbursed for taxes owed with respect to perquisites;

(d)

as to Mr. Dunn, $77,430 additional cash compensation paid to Mr. Dunn pursuant to his prior employment agreement, which was amended and restated March 4, 2019 (see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards—Employment Agreements”), reimbursement for health insurance premiums, excess liability insurance premiums, the value of meals in the Company cafeteria, country club membership fees, $41,604 in actual Company expenditures for use, including business use, of a Company car, alarm system fees, event tickets (for which we incurred no incremental costs) and Company paid personal travel, $93,750 in reimbursements for financial advisory services provided to Mr. Dunn, other miscellaneous personal benefits and $276,198 reimbursed for taxes with respect to perquisites. In addition, Mr. Dunn reimburses the Company for the aggregate variable costs associated with his personal use of the Company leased aircraft in accordance with the time-sharing agreement described under “Compensation Discussion and Analysis-Compensation Elements-Benefits and Perquisites.” As discussed in footnote 6(a) above, amounts reported reflect a similar allocation of $84,471 in maintenance costs associated with Mr. Dunn’s personal use of the Company leased aircraft. In addition, family members and friends of Mr. Dunn have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred $39,948 of incremental costs;

(e)

as to Mr. Eyring, $32,154 in actual Company expenditures for use, including business use, of a Company car, reimbursement for health insurance premiums, country club membership fees, event tickets (for which we incurred no incremental costs), the value of meals in the Company cafeteria, excess liability insurance premiums, fuel expenses, alarm system fees and $39,862 reimbursed for taxes owed with respect to perquisites; and

(f)

as to Mr. Santiago, $34,474 in actual Company expenditures for use, including business use, of a Company car, alarm system fees, reimbursement for health insurance premiums, country club membership fees, event tickets (for which we incurred no incremental costs), Company paid personal travel, the value of meals in the Company cafeteria, excess liability insurance premiums, fuel expenses, and $99,454 reimbursed for taxes owed with respect to perquisites. In addition, family members and friends of Mr. Santiago have, in limited circumstances, accompanied him on business travel on the Company leased aircraft for which we incurred de minimis incremental costs.

(5)	In connection with his departure from the Company in October 2019, Mr. Davies forfeited his 2019 management bonus.

Grants of Plan-Based Awards in 2019

The following table provides supplemental information relating to grants of plan-based awards made to our NEOs during 2019.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Target ($)	Maximum ($)
Todd R. Pedersen	2,840	540,900	1,622,700
Dale R. Gerard	832	158,442	475,326
Mark J. Davies(2)	1,549	295,037	885,111
Alex Dunn	2,840	540,900	1,622,700
Matthew J. Eyring	4,426	295,037	885,111
Todd M. Santiago	22,128	295,037	885,111

(1)

Reflects the possible payouts of cash incentive compensation to our NEOs under the fiscal 2019 management bonus. The actual amounts paid are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table and described in “Compensation Discussion and Analysis-Compensation Elements-Bonuses-Fiscal 2019 Management Bonuses”.

(2)	Mr. Davies resigned from his position as the Company’s Chief Financial Officer, effective October 14, 2019 and was not entitled to any future payout associated with the fiscal 2019 management bonus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Employment Agreements

Employment Agreements with Messrs. Pedersen and Dunn

The employment agreements in effect in 2019 with our Chief Executive Officer (CEO), Todd Pedersen, and our former President, Alex Dunn, contain substantially similar terms. The principal terms of each of these agreements are summarized below, except with respect to potential payments and other benefits upon specified terminations, which are summarized below under “-Potential Payments Upon Termination or Change in Control.” We initially entered into employment agreements with Messrs. Pedersen and Dunn on August 7, 2014 (the “2014 Employment Agreements”) and we amended and restated these employment agreements on March 4, 2019.

Each amended and restated employment agreement provides for a term ending on March 4, 2022 and extends automatically for additional one-year periods unless either party elects not to extend the term. Under the amended and restated employment agreements, each executive is eligible to receive a minimum base salary, specified below, and an annual bonus based on the achievement of specified financial goals as determined by us. If these goals are achieved, the executive may receive an annual incentive cash bonus as provided below.

Mr. Pedersen’s amended and restated employment agreement provides that he is to serve as CEO and is eligible to receive a base salary originally set at $1,021,200, subject to periodic review and increase, but not decrease. Mr. Pedersen is also eligible to receive a target bonus equal to the sum of (x) 100% of his annual base salary at the end of the fiscal year minus (y) $300,000, if targets established by us are achieved.

Mr. Dunn’s amended and restated employment agreement provides that he is to serve as President and is eligible to receive a base salary originally set at $1,021,200, subject to periodic review and increase, but not decrease. Mr. Dunn is also eligible to receive a target bonus equal to the sum of (x) 100% of his annual base salary at the end of the fiscal year minus (y) $300,000, if targets established by us are achieved.

In addition, each amended and restated employment agreement provides Messrs. Pedersen and Dunn with annual reimbursements of up to $125,000 in respect of expenses incurred by the executive related to the engagement of a financial advisor by the executive to provide the executive with customary financial advice. Any such reimbursements to the executive will be considered taxable income to the executive and the executive will be entitled to tax “gross up” payments in respect thereof.

Each executive officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Each of the amended and restated employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of our employees and customers and affiliates at all times during employment, and for two years after any termination of employment. These covenants are substantially the same as the covenants Messrs. Pedersen and Dunn agreed to in connection with their receipt of Class B Units summarized below under “-Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Equity Awards-Restrictive Covenants”.

The amended and restated employment agreements are substantially identical to the 2014 Employment Agreements that were in effect until March 4, 2019, except that:

•	the 2014 Employment Agreements provided for a term ending on November 16, 2017, with automatic extensions for additional one-year periods unless either party elects not to extend the term;

•	the 2014 Employment Agreements provided for base salaries originally set at $500,000, subject to annual review and increase, but not decrease, which base salaries were increased as set forth below:

Effective as of January 1, 2015 ($)	Effective as of July 25, 2016 ($)	Effective as of April 1, 2017 ($)	Effective as of April 1, 2018 ($)
525,000	660,000	679,800	700,194

•

The 2014 Employment Agreements provided that Messrs. Pedersen and Dunn were each eligible to receive a target bonus equal to the sum of (x) 100% of his annual base salary at the end of the fiscal year;

•

the 2014 Employment Agreements provided for an annual payment equal to $300,000 per year, subject to all applicable taxes and withholdings, intended to be used to reimburse the Company for the costs of the executive’s personal use of the company airplane; and

•

the 2014 Employment Agreements provided for access to a financial advisor to provide the executive with customary financial advice, subject to a combined aggregate cap of $250,000 on such professional fees for Messrs. Pedersen and Dunn.

Employment Agreements with Messrs. Davies, Eyring and Santiago

On March 8, 2016, we entered into employment agreements with certain of our officers, including Messrs. Davies, Eyring and Santiago. The employment agreements with Messrs. Davies, Eyring and Santiago contain substantially similar terms. The principal terms of each of these agreements are summarized below.

The employment agreement with each of these NEOs provides for a term ending on March 8, 2019, which extends automatically for additional one-year periods unless either party elects not to extend the term. Under the employment agreements, each executive is eligible to receive a minimum base salary, and an annual bonus award with a target amount equal to a percentage of his base salary. The current annual base salary of each of Messrs. Davies, Eyring and Santiago is $655,636, and each of them is eligible to earn an annual bonus award with a target amount equal to 60% of their base salary at the end of the performance period. If the employment of Messrs. Davies, Eyring or Santiago terminates for any reason, the executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (3) such employee benefits, if any, as to which the executive may be entitled under the Company’s employee benefit plans (the payments and benefits described in (1) through (3) being “accrued rights”).

If the employment of Messrs. Davies, Eyring or Santiago is terminated by us without “cause” (as defined below) and other than by reason of death or while he is disabled (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of the Company and its affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 150% of the executive’s then-current base salary plus 150% of the actual bonus the executive received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, for 18 months (the “COBRA payment”).

For purposes of their respective employment agreements, the term ”cause” means the executive’s continued failure to substantially perform his employment duties for a period of 10 days following written notice from the Company; any dishonesty in the performance of the executive’s employment duties that is materially injurious to the Company; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of the restrictive covenants set forth in the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

Each executive officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Each of the employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of the Company’s employees and customers and affiliates at all times during employment, and for 18 months after any termination of employment.

Equity Awards

Class B Unit Equity Awards

As a condition to receiving his Class B Units, each NEO was required to enter into a subscription agreement with us and Acquisition LLC and to become a party to the limited liability company agreement of Acquisition LLC as well as a securityholders agreement. These agreements generally govern the NEO’s rights with respect to the Class B Units and contain certain rights and obligations of the parties thereto with respect to vesting, governance, distributions, indemnification, voting, transfer restrictions and rights, including put and call rights, tag-along rights, drag-along rights, registration rights and rights of first refusal, and certain other matters.

Vesting Terms

Following the Modification, the Class B Units were divided into two time-vesting portion (each 1/3 of the Class B Units granted) and a 2.0x exit-vesting portion (1/3 of the Class B Units granted). Following the Modification, the time-vesting Class B Units and the 2.0 exit-vesting Class B Units had the following vesting terms:

•

Time-Vesting Units: As to one of the time-vesting portions of the Class B Units (representing 1/2 of the time-vesting Class B Units granted), twelve months after the initial “vesting reference date”, as defined in the applicable subscription agreement, 20% of the NEO’s time-vesting Class B Units will vest, subject to continued employment through such date. The “vesting reference date” for Messrs. Pedersen and Dunn is November 16, 2012, the date of the grant of their Class B Units. The “vesting reference” date for the Class B Units granted to Messrs. Gerard, Eyring and Santiago on August 12, 2013 is also November 16, 2012 and the “vesting reference date” for the Class B Units granted to Mr. Davies on March 3, 2014 is November 4, 2013, which is the date he commenced employment with us. The “vesting reference” date for the Class B Units granted to Messrs. Davies, Eyring, Gerard and Santiago on September 20, 2016 is August 1, 2016 (July 31, 2016 for Mr. Santiago). Thereafter, an additional 20% of the NEO’s time-vesting Class B Units will vest every year until he is fully vested, subject to his continued employment through each vesting date. Notwithstanding the foregoing, these time-vesting Class B Units will become fully vested upon a change of control (as defined in the securityholders agreement) that occurs while the NEO is still employed by us. In addition, as to Messrs. Pedersen and Dunn, these time-vesting Class B Units will also continue to vest for one year following a termination by Acquisition LLC without “cause” (excluding by reason of death or disability) or resignation by the executive for “good reason,” each as defined in the executive’s employment agreement (any such termination, a “qualifying termination”). As to the other time-vesting portion of the Class B Units (representing 1/2 of the time-vesting Class B Units granted which were originally 3.0x exit-vesting Class B Units which were converted into time-vesting Class B Units in accordance with the Modification), such Class B Units become vested, subject to the applicable participant’s continued employment with the Company or its subsidiaries through the applicable vesting date, with respect to 20% of such Class B Units on each of the first five anniversaries of June 12, 2018; provided, that in the event of a change of control during the applicable participant’s continued employment with the Company or its subsidiaries, such Class B Units shall, to the extent not then vested or previously forfeited or cancelled, become fully vested.

•

2.0x Exit-Vesting Units: The 2.0x exit-vesting Class B Units vest if the NEO is employed by us when and if Blackstone receives cash proceeds in respect of its Class A Units equal to a return equal to 2.0x Blackstone’s cumulative invested capital in respect of the Class A Units. In addition, as to Messrs. Pedersen and Dunn, the 2.0x exit-vesting Class B Units will remain eligible to vest for one year following a qualifying termination if a change of control occurs during such one-year period and, as a result of such change of control, the 2.0x exit-vesting conditions are met. As to Messrs. Gerard, Davies, Eyring and Santiago, the 2.0x exit-vesting Class B Units will remain eligible to vest for six months following a termination by Acquisition LLC without “cause” (as defined for the purposes of the employment agreement) and other than by reason of death or while he is disabled if the applicable vesting criteria are satisfied during the six-month period. If the exit-vesting units do not become vested following the end of the six-month period, they will be forfeited without consideration.

In connection with the Merger, the equity awards were treated as described under “—Compensation Discussion and Analysis—Treatment of Equity Incentive Awards in Connection with the Merger” above.

Put Rights

Prior to an initial public offering, if an executive officer’s employment was terminated due to death or disability, such executive had the right, subject to specified limitations and for a specified period following the termination date, to cause Acquisition LLC to purchase on one occasion all, but not less than all, of such executive’s vested Class B Units, in either case, at the fair market value of such units. The SARs granted to Mr. Gerard had substantially similar put rights with respect to any equity issued in respect of an exercised SAR; provided, that Mr. Gerard’s right to put such equity was with respect to the issuer of such equity (which could include, but was not limited to Acquisition LLC). Following the Merger, the NEOs no longer have put rights with respect to the Class B Units or the SARs, as applicable.

Call Rights Regarding Messrs. Pedersen’s and Dunn’s Class B Units

If Messrs. Pedersen or Dunn were terminated for any reason, or in the event of a restrictive covenant violation, Acquisition LLC (or if Acquisition LLC declined to exercise such right, The Blackstone Group Inc. (the “Sponsor”)) had the right, for a specified period following the termination of such executive’s employment, to purchase all of such executive’s vested Class B Units as follows:

Triggering Event	Call Price	Put Price
Death or Disability	fair market value	fair market value
Termination With Cause or Voluntary Resignation When Grounds Exist for Cause	lesser of (a) fair market value and (b) cost	N/A
Termination Without Cause or Resignation For Good Reason	fair market value	N/A
Voluntary Resignation Without Good Reason Prior to November 16, 2014	lesser of (a) fair market value and (b) cost	N/A
Voluntary Resignation on or After November 16, 2014	fair market value	N/A
Restrictive Covenant Violation	lesser of (a) fair market value and (b) cost	N/A

Call Rights Regarding Other Executive Officers’ Class B Units and SARs

With respect to our other executive officers, if the executive officer was terminated for any reason, in the event of a restrictive covenant violation or if the executive engages in any conduct that would be a violation of a restrictive covenant set forth in the executive’s management unit subscription agreement but for the fact that the conduct occurred outside the relevant periods (any such conduct “Competitive Activity”), then Acquisition LLC (or if Acquisition LLC declined to exercise such right, the Sponsor) had the right, for a specified period following the termination of such executive’s employment, to purchase all of such executive’s vested Class B Units as follows:

Triggering Event	Call Price	Put Price
Death or Disability	fair market value	fair market value
Termination With Cause or Voluntary Resignation When Grounds Exist for Cause	lesser of (a) fair market value and (b) cost	N/A
Termination Without Cause	fair market value	N/A
Voluntary Resignation Prior to November 16, 2014, or, if Later, the Second Anniversary of Date of Hire	lesser of (a) fair market value and (b) cost	N/A
Voluntary Resignation on or After November 16, 2014, or, if Later, the Second Anniversary of Date of Hire	fair market value	N/A
Restrictive Covenant Violation	lesser of (a) fair market value and (b) cost	N/A
Competitive Activity Not Constituting a Restrictive Covenant Violation	fair market value	N/A

The SARs granted to Mr. Gerard had substantially similar repurchase rights with respect to any equity issued in respect of an exercised SAR; provided, that (i) the right to repurchase such equity was held by the issuer of the equity (or if such issuer declined to exercise such right, Acquisition LLC or the Sponsor) and (ii) the triggering events with respect to voluntary resignations related to the second anniversary of the vesting start date for such SARs as opposed to the later of November 16, 2014 and the second anniversary of the date of hire. Following the merger, there are no longer call rights with respect to the Class B Units or the SARs, as applicable.

Restrictive Covenants

In addition, as a condition of receiving Class B Units, and in the case of Mr. Gerard, SARs, our executive officers agreed to specified restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-disparagement, non-competition and non-solicitation of our employees and customers and affiliates at all times during the NEO’s employment, and for specified periods after any termination of employment as set forth in the subscription agreement (two years for Messrs. Pedersen and Dunn and one-year non-compete and non-solicit periods and a three-year non-disparagement period for each of our other NEOs).

Vivint Group SARs

The Company’s subsidiary, Vivint Group awarded SARs to Mr. Gerard, pursuant to the Vivint Group Plan. The SARs are subject to vesting conditions consistent with the Class B Units described above.

Additional terms regarding the equity awards are summarized above under “—Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation” and under “Potential Payments Upon Termination or Change in Control” below.

Outstanding Equity Awards at 2019 Fiscal Year-End

Class B Unit Equity Awards and SARs

The following table provides information regarding outstanding equity awards for our NEOs as of December 31, 2019.

	Stock Awards					Option Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Number of Securities Underlying Unexercised Options - Exercisable (#)(4)	Number of Securities Underlying Unexercised Options - Unexercisable (#)(5)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(6)	Option Exercise Price ($)	Option Expiration Date
Class B Units
Todd R. Pedersen	11/16/2012	5,623,059	(2)	7,028,243	(2)
Dale R. Gerard	9/20/2016	200,000	(2)	166,667	(2)
	7/12/2013	266,667	(2)	333,333	(2)
Mark J. Davies(7)	9/20/2016	—	(2)	—	(2)
	3/3/2014	—	(2)	—	(2)
Alex J. Dunn	11/16/2012	5,623,059	(2)	7,028,243	(2)
Matthew J. Eyring	9/20/2016	340,000	(2)	283,333	(2)
	7/12/2013	1,153,333	(2)	1,441,667	(2)
Todd M. Santiago	9/20/2016	340,000	(2)	283,333	(2)
	7/12/2013	1,153,333	(2)	1,441,667	(2)
SARs
Dale R. Gerard	6/8/2018					33,333	133,334	83,333	1.76	6/8/2028

(1)

Consists of time-vesting Class B Units (including the 3.0x exit-vesting Class B Units which were converted into time-vesting Class B Units pursuant to the Modification). The following provides information with respect to the vesting schedules of the time-vesting Class B Units held by our NEOs:

•	Mr. Pedersen—of these outstanding time-vesting Class B Units, all vest in four equal installments on June 12, 2020, June 12, 2021, June 12, 2022 and June 12, 2023.

•

Mr. Gerard—of these outstanding time-vesting Class B Units, 66,667 of the Class B Units granted on September 20, 2016 vest in two equal installments on August 1, 2020 and August 1, 2021, and 133,333 of the Class B Units granted on September 20, 2016 , and all of the Class B Units granted on July 12, 2013 vest in four equal installments on June 12, 2020, June 12, 2021, June 12, 2022 and June 12, 2023.

•	Mr. Dunn—of these outstanding time-vesting Class B Units, all vest in four equal installments on June 12, 2020, June 12, 2021, June 12, 2022 and June 12, 2023.

•

Mr. Eyring—of these outstanding time-vesting Class B Units, 113,333 of the Class B Units granted on September 20, 2016 vest in two equal installments on August 1, 2020 and August 1, 2021, and 226,667 of the Class B Units granted on September 20, 2016 and all of the Class B Units granted on July 12, 2013 vest in four equal installments on June 12, 2020, June 12, 2021, June 12, 2022 and June 12, 2023.

•

Mr. Santiago - of these outstanding time-vesting Class B Units, 113,333 of the Class B Units granted on September 20, 2016 vest in two equal installments on July 31, 2020 and July 31, 2021, and 226,667 of the Class B Units granted on September 20, 2016 all of the Class B Units granted on July 12, 2013 vest in four equal installments on June 12, 2020, June 12, 2021, June 12, 2022 and June 12, 2023.

Additional terms of these time-vesting Class B Units are summarized under “—Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Compensation,” “Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Equity Awards” and “Potential Payments Upon Termination or Change in Control.” Vesting of the time-vesting Class B Units (including the 3.0x exit-vesting Class B Units which were converted into time-vesting Class B Units pursuant to the Modification) will be accelerated upon a change of control that occurs while the executive is still employed by us and, as to Messrs. Pedersen and Dunn, will also continue to vest for one year following a qualifying termination, each as described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards.”

(2)	Because there was no public market for the Class B Units as of December 31, 2019, the market value of such units was not determinable as of such date.
(3)

Reflects 2.0x exit-vesting Class B Units. Unvested 2.0x exit-vesting Class B Units vest as described under the “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards” section above. As to (i) Messrs. Pedersen and Dunn, the 2.0x exit-vesting Class B Units will remain eligible to vest for one year following a qualifying termination if a change of control occurs during such one-year period and, as a result of such change of control, the respective exit-vesting conditions are met, and (ii) as to Messrs. Gerard, Eyring and Santiago, 2.0x exit-vesting Class B Units will remain outstanding and eligible to vest for a six-month period following a termination by us without “cause” (as defined for the purposes of his employment agreement or award agreement, as applicable) and other than by reason of death or while he is disabled if the applicable vesting criteria are satisfied during the six-month period, each as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards.”

(4)	Reflects vested SARs.
(5)	Reflects outstanding time-vesting SARs. Of these, all vest in four equal installments on June 12, 2020, June 12, 2021, June 12, 2022 and June 12, 2023.
(6)

Reflects 2.0x exit-vesting SARs. Unvested 2.0x exit-vesting SARs vest as described under the “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards” section above.

(7)	Mr. Davies resigned from his position as the Company’s Chief Financial Officer, effective October 14, 2019. As a result of Mr. Davies’ departure, all of his unvested Class B Units were forfeited.

Following the completion of the Merger, the NEOs owned the following outstanding equity awards of Vivint Smart Home:

Mr. Gerard: 30,067 shares of Vivint Smart Home Class A common stock, 48,948 restricted shares of Vivint Smart Home Class A common stock, 2,880 vested Vivint Smart Home stock appreciation rights and 18,723 unvested Vivint Smart Home stock appreciation rights. The restricted shares of Vivint Smart Home Class A common stock held by Mr. Gerard vest as follows: (a) 27,193 vest in four equal annual installments beginning on January 17, 2021 and (b) 21,755 vest in four equal annual installments beginning on June 12, 2020, in each case, subject to acceleration upon a change in control of Acquisition LLC or in the case of (b) if certain performance thresholds are achieved. The Vivint Smart Home stock appreciation rights have an exercise price of $20.41 and the unvested Vivint Smart Home stock appreciation rights vest as follows: (a) 11,522 vest in four equal annual installments beginning on June 12, 2020, and (b) 7,201 vest in four equal annual installments beginning on January 17, 2021, in each case, subject to acceleration upon a change in control of Vivint Smart Home or in the case of (b) if certain performance thresholds are achieved.

Mr. Eyring: 85,842 shares of Vivint Smart Home Class A common stock and 211,700 restricted shares of Vivint Smart Home Class A common stock. The restricted shares of Vivint Smart Home Class A common stock held by Mr. Eyring vest as follows: (a) 117,611 vest in four equal annual installments beginning on January 17, 2021 and (b) 94,089 vest in four equal annual installments beginning on June 12, 2020, in each case, subject to acceleration upon a change in control of Acquisition LLC or in the case of (b) upon achievement of certain performance thresholds.

Mr. Santiago: 241,598 shares of Vivint Smart Home Class A common stock and 211,700 restricted shares of Vivint Smart Home Class A common stock. The restricted shares of Vivint Smart Home Class A common stock held by Mr. Santiago vest as follows: (a) 117,611 vest in four equal annual installments beginning on January 17, 2021 and (b) 94,089 vest in four equal annual installments beginning on June 12, 2020, in each case, subject to acceleration upon a change in control of Acquisition LLC or in the case of (b) upon achievement of certain performance thresholds.

Messrs. Gerard, Eyring and Santiago are also entitled to receive the following number of shares of Vivint Smart Home Class A common stock if, from the closing of the merger until the fifth anniversary thereof, the volume-weighted average price per share of the Vivint Smart Home Class A common stock exceeds certain thresholds as described below.

Mr. Gerard: 36,608 shares of Vivint Smart Home Class A common stock.

Mr. Eyring: 107,891 shares of Vivint Smart Home Class A common stock.

Mr. Santiago: 107,891 shares of Vivint Smart Home Class A common stock.

Of these shares, one-third will be issued if the volume-weighted average price per share of the Vivint Smart Home Class A Common Stock exceeds $12.50 for any 20 trading days within any 30 trading day period, one-third will be issued if the volume-weighted average price per share of the Vivint Smart Home Class A Common Stock exceeds $15.00 for any 20 trading days within any 30 trading day period, and one-third will be issued if the volume-weighted average price per share of the Vivint Smart Home Class A Common Stock exceeds $17.50 for any 20 trading days within any 30 trading day period. The issuance of such shares are subject to certain adjustments, including pro rata adjustments, set forth in the Merger Agreement.

As discussed above, the Class B Units held by Messrs. Pedersen and Dunn prior to the merger were converted into Class A Units rather than equity of Vivint Smart Home.

Option Exercises and Stock Vested in 2019

The following table provides information regarding the equity held by our NEOs that vested during 2019.

	Stock Awards
Name	Number of Shares or Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Class B Units
Todd R. Pedersen	1,405,649	(1)
Dale R. Gerard	133,333	(1)
Mark J. Davies	53,333	(1)
Alex J. Dunn	1,405,649	(1)
Matt J. Eyring	401,667	(1)
Todd M. Santiago	401,667	(1)

(1)	Because there was no public market for the Class B Units as of the applicable vesting date, the market value of such units on the vesting date was not determinable.

Pension Benefits

We have no pension benefits for our executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or other nonqualified deferred compensation plans for our executive officers.

Potential Payments Upon Termination or Change in Control

The following section describes the potential payments and benefits that would have been payable to our NEOs under existing plans and contractual arrangements assuming (1) a termination of employment or (2) a change of control occurred, in each case, on December 31, 2019, the last business day of fiscal 2019. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. These include distributions of plan balances under our 401(k) savings plan and similar items.

Messrs. Pedersen and Dunn

Pursuant to their respective employment agreements, if Mr. Pedersen’s or Mr. Dunn’s employment terminates for any reason, the applicable executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) any annual bonus earned, but unpaid, as of the date of termination; (3) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (4) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (1) through (4) “accrued rights”).

If the employment of Messrs. Pedersen and Dunn is terminated by us without “cause” (as defined below) (other than by reason of death or while he is disabled) or if either executive resigns with “good reason” (as defined below) (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of us and our affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements and described above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards”:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 200% of the executive’s then-current base salary plus 200% of the actual bonus the executive received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, for 24 months (the “COBRA payment”).

For purposes of the employment agreements of each of Messrs. Pedersen and Dunn, the term “cause” means the executive’s continued failure to substantially perform his employment duties for a period of ten (10) days; any dishonesty in the performance of the executive’s employment duties that is materially injurious to us; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of any covenants set forth in the employment agreements, including the restrictive covenants set forth therein. A termination for “good reason” is deemed to occur upon specified events, including: a material reduction in the executive’s base salary; a material reduction in the executive’s authority or responsibilities; specified relocation events; or our breach of any of the provisions of the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

Mr. Dunn stepped down as President of the Company effective March 2, 2020. In connection with Mr. Dunn’s departure, Vivint Smart Home entered into a separation agreement with him. A description of the payments and benefits to which Mr. Dunn is entitled pursuant to his separation agreement is set forth under “Compensation Discussion and Analysis-Compensation Actions Taken in 2020-Separation Agreements with Departing Executive Officers,” which description is incorporated herein by reference.

Messrs. Eyring and Santiago

Pursuant to their respective employment agreements, if the employment of Messrs. Eyring or Santiago terminates for any reason, the executive is entitled to receive: (1) any base salary accrued through the date of termination; (2) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (3) such employee benefits, if any, as to which the executive may be entitled under the Company’s employee benefit plans (the payments and benefits described in (1) through (3) being “accrued rights”).

If the employment of Messrs. Eyring or Santiago is terminated by us without “cause” (as defined below) and other than by reason of death or while he is disabled (any such termination, a “qualifying termination”), such executive is entitled to the accrued rights and, conditioned upon execution and non-revocation of a release and waiver of claims in favor of the Company and its affiliates, and continued compliance with the non-compete, non-solicitation, non-disparagement, and confidentiality provisions set forth in the employment agreements:

•	a pro rata portion of his target annual bonus based upon the portion of the fiscal year during which the executive was employed (the “pro rata bonus”);

•

a lump-sum cash payment equal to 150% of the executive’s then-current base salary plus 150% of the actual bonus the executive received in respect of the immediately preceding fiscal year (or, if a termination of employment occurs prior to any annual bonus becoming payable under his employment agreement, the target bonus for the immediately preceding fiscal year); and

•

a lump-sum cash payment equal to the cost of the health and welfare benefits for the executive and his dependents, at the levels at which the executive received benefits on the date of termination, for 18 months (the “COBRA payment”).

Under the employment agreements for Messrs. Eyring, and Santiago, “cause” means the executive’s continued failure to substantially perform his employment duties for a period of ten (10) days following written notice from the Company; any dishonesty in the performance of the executive’s employment duties that is materially injurious to the Company; act(s) on the executive’s part constituting either a felony or a misdemeanor involving moral turpitude; the executive’s willful malfeasance or misconduct in connection with his employment duties that causes substantial injury to us; or the executive’s material breach of the restrictive covenants set forth in the employment agreements. Each of the foregoing events is subject to specified notice and cure periods.

In the event of the executive’s termination of employment due to death or disability, he will only be entitled to the accrued rights, the pro rata bonus payment, and the COBRA payment.

Mr. Eyring ceased to serve as Executive Vice President and General Manager of the Company effective March 13, 2020. In connection with Mr. Eyring’s departure, Vivint Smart Home entered into a separation agreement with him effective as of March 13, 2020. A description of the payments and benefits to which Mr. Eyring will be entitled pursuant to his separation agreement is set forth under “Compensation Discussion and Analysis-Compensation Actions Taken in 2020-Separation Agreements with Departing Executive Officers,” which description is incorporated herein by reference.

The following table lists the payments and benefits that would have been triggered for Messrs. Pedersen, Gerard, Dunn, Eyring and Santiago under the circumstances described below assuming that the applicable triggering event occurred on December 31, 2019. Mr. Davies resigned from his position as the Company’s Chief Financial Officer, effective October 14, 2019. He did not receive any severance or other benefit payments as a result of his departure.

Name	Cash Severance ($)(1)	Prorated Bonus ($)(2)	Continuation of Health Benefits ($)(3)	Accrued But Unused Vacation ($)	Value of Accelerated Equity ($)(4)	Total ($)
Todd R. Pedersen
Termination Without Cause or for Good Reason	3,792,885	721,200	31,838	—	—	4,545,923
Change of Control	—	—	—	—	—	—
Death or Disability	—	721,200	31,838	—	—	753,038
Dale R. Gerard
Termination Without Cause or for Good Reason	—	333,333	—	—	—	333,333
Change of Control	—	—	—	—	—	—
Death or Disability	—	333,333	—	—	—	333,333
Mark J. Davies(5)
Termination Without Cause or for Good Reason	—	—	—	—	—	—
Change of Control	—	—	—	—	—	—
Death or Disability	—	—	—	—	—	—
Alex J. Dunn
Termination Without Cause or for Good Reason	3,792,885	721,200	31,838	—	—	4,545,923
Change of Control	—	—	—	—	—	—
Death or Disability	—	721,200	31,838	—	—	753,038
Matthew J. Eyring
Termination Without Cause or for Good Reason	1,699,562	1,226,715	23,879	—	—	2,950,156
Change of Control	—	—	—	—	—	—
Death or Disability	—	1,226,715	—	—	—	1,226,715
Todd M. Santiago
Termination Without Cause or for Good Reason	1,699,562	1,226,715	23,879	—	—	2,950,156
Change of Control	—	—	—	—	—	—
Death or Disability	—	1,226,715	—	—	—	1,226,715

(1)

Messrs. Pedersen and Dunn’s cash severance reflects a lump sum cash payment equal to the sum of (x) 200% of the executive’s base salary of $1,021,200 and (y) 200% of the executive’s respective actual annual bonus paid for the preceding fiscal year. For fiscal 2018, Messrs. Pedersen and Dunn each received an annual bonus of $875,243. Messrs. Eyring and Santiago’s cash severance reflects a lump sum cash payment equal to the sum of (x) 150% of the executive’s base salary of $655,636 and (y) 150% of the executive’s respective actual annual bonus paid for the preceding fiscal year. For fiscal 2018, Messrs. Eyring and Santiago each received an annual bonus of $477,405.

(2)

For Messrs. Pedersen, Dunn, Eyring and Santiago the amounts reflect the executive’s target bonus for the 12 completed months of employment for the 2019 fiscal. For Messrs. Gerard, Eyring and Santiago amounts also reflect their retention bonuses as described in “—Compensation Discussion and Analysis—Compensation Elements—Bonuses—2018 Retention Awards”.

(3)

For Messrs. Pedersen and Dunn reflects the cost of providing the executive officer with continued health and welfare benefits for the executive and his dependents under COBRA for 24 months and assuming 2019 rates. For Messrs. Eyring and Santiago reflects the cost of providing the executive officer with continued health and welfare benefits for the executive and his dependents under COBRA for 18 months and assuming 2019 rates.

(4)

Upon a change of control each of Messrs. Pedersen’s, Gerard’s, Dunn’s, Eyring’s and Santiago’s unvested time-vesting Class B Units (including the 3.0x exit-vesting Class B Units that were converted to time-vesting Class B Units pursuant to the Modification) would become immediately vested. However, because there was no public market for the Class B Units as of December 31, 2019, the market value of such Class B Units was not determinable. In addition, the unvested 2.0x exit-vesting Class B Units would vest upon a change of control if the exit-vesting hurdle is met. Amounts reported assume that the exit-vesting Class B Units do not vest upon a change of control.

(5)

Mr. Davies resigned from his position as the Company’s Chief Financial Officer, effective October 14, 2019. Mr. Davies did not receive any severance or other benefit payments as a result of his departure.

Messrs. Gerard, Davies, Eyring and Santiago

In addition, as described above under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards—Restrictive Covenants,” as a condition of receiving their Class B Units (and in the case of Mr. Gerard, his SARs), Messrs. Gerard, Davies, Eyring and Santiago agreed to specified restrictive covenants for specified periods upon a termination of employment, including an indefinite covenant on confidentiality of information, and one-year non-competition and non-solicitation covenants and a three-year non-disparagement covenant.

Director Compensation

The members of our board of directors other than David D’Alessandro, who was elected to the board of directors in fiscal 2013, and Paul Galant and Joseph S. Tibbetts, Jr., who were elected to the board of directors in October 2015, received no additional compensation for serving on our Board of Directors or our Audit Committee or Committee during 2019.

In connection with the election of each of Messrs. D’Alessandro, Galant and Tibbetts, the Company entered into a letter agreement setting forth the compensation terms related to his service on the board of directors. Pursuant to their respective letter agreements, the Company will pay each of them an annual retainer of $150,000 per year, and Messrs. D’Alessandro, Galant and Tibbetts will not be eligible for any bonus amounts or be eligible to participate in any of the Company’s employee benefit plans.

In addition, in 2013, an affiliate of Mr. D’Alessandro was granted 500,000 Class B Units, which are similar to the Class B Units granted to the NEOs. The Class B Units were initially divided into a time-vesting portion (one-third of the Class B Units granted), a 2.0x exit-vesting portion (one-third of the Class B Units granted), and a 3.0x exit-vesting portion (one-third of the Class B Units granted). The vesting terms of these units, which have a ”vesting reference date” of July 18, 2013, are substantially similar to the Class B Units previously granted to our NEOs and are described under “—Narrative to Summary Compensation Table and Grants of Plan-Based Awards—Equity Awards”. Subsequently, in March 2019, Acquisition LLC entered into an agreement with the affiliate of Mr. D’Alessandro which provided that the 2.0x exit-vesting portion of the Class B Units and 3.0x exit portion of the Class B Units would be further modified such that (i) the 2.0x exit-vesting portion will instead vest on the earlier to occur of (x) March 4, 2020, and (y) a change of control and (ii) the 3.0x exit-vesting portion will instead vest on the earlier to occur of (x) March 4, 2021, and (y) a change of control, subject, in each case, to Mr. D’Alessandro continuing to serve on the board of directors as of such date.

On September 20, 2016, each of Messrs. Galant and Tibbetts was granted an award of SARs pursuant to the Vivint Group Plan covering 84,034 shares of common stock of Vivint Group with a strike price of $1.19 per share, which became vested and exercisable on July 1, 2017. In connection with the spin-off of Vivint Wireless, Inc. in 2019, the strike price of the SARs held by Messrs. Galant and Tibbetts was reduced to $1.1637. Upon exercise of a vested SAR, Vivint Group shall pay the holder an amount in cash, shares of common stock of Vivint Group, shares or units of capital stock of Acquisition LLC or one of Acquisition LLC’s majority-owned subsidiaries that beneficially owns, directly or indirectly, a majority of the voting power of Vivint Group’s capital stock valued at fair market value, or any combination thereof equal to the number of shares subject to such vested SAR which are being exercised, multiplied by the excess of the fair market value of one share over the applicable strike price, and reduced by the aggregate amount of all applicable income and employment taxes required to be withheld.

In addition, on June 8, 2018, each of Messrs. Galant and Tibbetts was granted an award of 180,000 restricted stock units (“RSUs”) and on March 4, 2019, an affiliate of Mr. D’Alessandro was granted an award of 236,111 RSUs, in each case covering an equivalent number of shares of Vivint Group common stock and pursuant to the Vivint Group Plan. The RSUs granted to Messrs. Galant and Tibbetts become vested on each of the first three anniversaries of June 8, 2018. The RSUs granted to the affiliate of Mr. D’Alessandro become vested on each of the first three anniversaries of September 20, 2018. Vested RSUs will be settled as soon as reasonably practicable (and, in any event, within two and one-half months) following the earliest to occur of (x) the termination of a director’s service other than (1) a removal of such director for Cause (as defined in the Vivint Group Plan) or (2) a resignation of such director at a time when grounds exist for a removal for Cause, (y) a Change of Control (as defined in the Vivint Group Plan) and (z) the fifth anniversary of the grant date. Upon settlement of a vested RSU, Vivint Group shall pay the holder an amount equal to one share of common stock of Vivint Group in cash, shares of common stock of Vivint Group, shares or units of capital stock of Acquisition LLC or one of Acquisition LLC’s majority-owned subsidiaries that beneficially owns, directly or indirectly, a majority of the voting power of Vivint Group’s capital stock valued at fair market value or any combination thereof. Prior to an initial public offering, if a director’s service was terminated due to death or disability, such director had the right, subject to specified limitations and for a specified period following the termination date, to cause the Company to purchase on one occasion all, but not less than all, of such director’s vested RSUs, in either case, at the fair market value of such units. In addition, if the director’s service is terminated for any reason other than cause or, with respect to the RSUs granted to Messrs. Galant and Tibbetts, a restrictive covenant violation, if the director terminates his service voluntarily when grounds do not exist for a termination with cause or, with respect to Messrs. Galant and Tibbetts, if the director engages in any conduct that would be a violation of a restrictive covenant set forth in the applicable award agreement but for the fact that the conduct occurred outside the relevant periods (any such conduct a “Competitive Activity”), then the Company has the right, for a specified period following the termination of such director’s service, to purchase all of such director’s vested RSUs at fair market value.

The award agreements with Messrs. Galant and Tibbetts relating to the RSUs contain specified restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-disparagement, non-competition and non-solicitation of our employees and subscribers and affiliates at all times during the director’s service, and for a one-year period after any termination of his service.

In connection with the merger, the Class B Units, SARs and RSUs held by Messrs. D’Alessandro, Galant and Tibbetts were treated as described under “—Compensation Discussion and Analysis—Treatment of Equity Incentive Awards in Connection with the Proposed Merger”.

The following table provides information on the compensation of our non-management directors in fiscal 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David F. D’Alessandro	150,000	255,000	—	—	—	—	405,000
Paul S. Galant	150,000	—	—	—	—	—	150,000
Bruce McEvoy(2)	—	—	—	—	—	—	—
Jay D. Pauley(2)	—	—	—	—	—	—	—
Joseph S. Tibbetts, Jr.	150,000	—	—	—	—	—	150,000
Peter F. Wallace(2)	—	—	—	—	—	—	—

(1)

The amounts reported in this column for Mr. D’Alessandro reflect the grant date fair value of the RSUs granted to him in 2019, calculated in accordance with Topic 718. As of December 31, 2019, Mr. D’Alessandro held Class B Units as follows: 166,667 unvested Class B Units which will vest subject to his continued service, on the earlier to occur of (x) March 4, 2020, and (y) a change of control, 166,667 unvested Class B Units will vest, subject to his continued service, on the earlier to occur of (x) March 4, 2021, and (y) a change of control and 166,667 vested Class B Units. As of December 31, 2019 Mr. D’Alessandro held RSUs as follows: 157,407 unvested RSUs subject to time-vesting criteria that vest in two equal installments on September 20, 2020 and September 20, 2021 and 78,704 vested RSUs. Each of Messrs. Galant and Tibbetts held 84,034 stock appreciation rights covering shares of common stock of Vivint Group, which became vested and exercisable on July 1, 2017. Messrs. Galant and Tibbetts each held RSUs as follows: 120,000 RSUs subject to time-vesting criteria that vest in two equal installments on June 8, 2020 and June 8, 2021 and 60,000 vested RSUs.

(2)	Employees of Blackstone and Summit Partners do not receive any compensation from us for their services on our Board of Directors.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K (“Item 402(u)”), the Company is providing the following reasonable estimate of the ratio of the median of the annual total compensation of all of our employees except Todd R. Pedersen, our CEO, to the annual total compensation of Mr. Pedersen, calculated in a manner consistent with Item 402(u). For 2019, our last completed fiscal year:

•	The median of the annual total compensation of all of our employees, excluding our CEO, was $34,973.

•	The annual total compensation of our CEO was $2,598,381.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees except our CEO was 74 to 1.

We determined that, as of December 31, 2019, our employee population consisted of approximately 11,440 U.S. employees and approximately 484 non-U.S. employees all of whom were located in Canada. As permitted by Item 402(u), we excluded from our employee population for purposes of identifying our “median employee” the approximately 484 non-U.S. employees located in Canada, who comprised in the aggregate of approximately 4% of our of our total employees as of December 31, 2019. Our resulting employee population consisted of: approximately 4,182 direct sellers, whose compensation is entirely commission-based and who work primarily during the period from April to August; approximately 5,424 regular full-time and part-time employees;

approximately 1,340 seasonal employees, whose compensation is primarily based on the number of installations they perform and who work primarily during the period from April to August; and approximately 494 of other commission-based employees.

To identify our “median employee” from this employee population, we obtained from our internal employee tax records total income paid in 2019 to each employee in the employee population, as reported in the 2019 tax form applicable to such employee. We believe this consistently applied compensation measure reasonably reflects annual compensation across our employee base. We annualized the total income amounts paid to any permanent employees in the employee population who were employed by us for less than the full fiscal year. We then ranked the resulting income paid to all of the employees in the employee population other than our CEO to determine our median employee. Once we identified our median employee, we combined all of the elements of such employee’s compensation for 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K for the Summary Compensation Table. With respect to the annual total compensation of our CEO, we used the amount reported in the “Total” column of our Summary Compensation Table set forth above in this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Vivint Smart Home, Inc., owns 100% of the issued and outstanding shares of common stock of Legacy Vivint Smart Home, Inc., which, in turn, owns 100% of the issued and outstanding shares of common stock of APX Group Holdings, Inc., which, in turn owns 100% of the issued and outstanding shares of common stock of APX Group, Inc.

The following table sets forth certain information as of March 16, 2020 with respect to Class A common stock of Vivint Smart Home, Inc., beneficially owned by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Class A common stock, (ii) each of the directors of Vivint Smart Home, Inc., (iii) each of the named executive officers of Vivint Smart Home, Inc., and (iv) all of the directors and executive officers of Vivint Smart Home, Inc., as a group. As of March 16, 2020, Vivint Smart Home, Inc., had 177,901,232 shares of common stock outstanding.

The amounts and percentages of shares of Class A common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Name of Beneficial Owners	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
5% Securityholders:
Blackstone(1)	107,732,472	60.6%
Fortress Mosaic Investor LLC and affiliates(2)	28,127,227	14.4%
Fayerweather Fund Eiger, L.P.(3)	14,929,315	8.4%
Solamere V Investment, LLC(4)	10,653,389	6.0%

Executive Officers and Directors:
Todd R. Pedersen(5)	—	—
William H. Mitchell	—	—
David F. D’Alessandro(6)	43,944	*
Paul S. Galant	1,760	*
David M. Maura(7)	6,698,430	3.7%
Bruce McEvoy(8)	—	—
Jay D. Pauley	—	—
Joseph S. Tibbetts, Jr.	1,760	*
Peter F. Wallace(8)	—	—
All directors and executive officers as a group (14 individuals)	7,746,439	4.3%

*	Indicates less than 1%
1.	Represents 97,732,472 shares held by 313 Acquisition, 9,995,784 shares held by BCP Voyager Holdings LP, and 4,216 shares held by Blackstone Family Investment Partnership VI L.P. Acquisition

LLC is managed by a board of managers and Blackstone Capital Partners VI L.P. (“BCP VI”), as managing member. The members of the board of managers of 313 Acquisition are Peter Wallace, Bruce McEvoy, Jay D. Pauley, Todd R. Pedersen, Paul S. Galant and David F. D’Alessandro. Blackstone Management Associates VI L.L.C. is the general partner of each of BCP VI and BCP Voyager Holdings LP. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. BCP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI L.P. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C and the sole member of BCP VI Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.). The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of such Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. In addition to funds affiliated with Blackstone, principal holders of limited liability company interests in 313 Acquisition include entities affiliated with Summit Partners L.P., Todd Pedersen and Alex Dunn. The address of 313 Acquisition is 4931 North 300 West, Provo, Utah 84604.
2.

Based on a Schedule 13D/A filed with the Securities and Exchange Commission on March 13, 2020 by Fortress Investment Group LLC and the other parties named therein, 17,357,339 shares are held by Fortress Mosaic Investor LLC, 2,631,579 shares are held by Fortress Mosaic Anchor LLC, and 5,171,642 shares are held by Fortress Mosaic Sponsor LLC (Fortress Mosaic Sponsor LLC also holds private warrants issued by Vivint Smart Home, Inc. (“Private Warrants”) that entitle it to purchase 2,966,667 shares). Fortress Mosaic Holdings LLC is the sole owner of each of Fortress Mosaic Sponsor LLC, Fortress Mosaic Anchor LLC and Fortress Mosaic Investor LLC. FIG LLC controls, indirectly through investment funds managed or advised by controlled affiliates of FIG LLC, 100% of the equity interests of Fortress Mosaic Holdings LLC. Fortress Operating Entity I LP is the sole owner of FIG LLC. FIG Corp. is the general partner of Fortress Operating Entity I LP. Fortress Investment Group LLC is the sole owner of FIG Corp. The address of Fortress Mosaic Investor LLC and each of the entities listed above is 1345 Avenue of the Americas, New York, New York 10105.

3.

Represents 14,187,648 shares and Private Warrants exercisable for 741,667 shares. The general partner of Fayerweather Fund Eiger, L.P. is Fayerweather Management, LLC. The managing members of Fayerweather Management, LLC are Andrew Stevenson and Howard Stevenson. Each of these individuals exercises shared voting and investment power over the shares held of record by Fayerweather Fund Eiger, L.P. The address for Fayerweather Fund Eiger, L.P. is 138 Mt. Auburn Street, Cambridge, Massachusetts 02138.

4.	Solamere V Investment, LLC is an affiliate of Solamere Capital, LLC. The address for Solamere V Investment, LLC is c/o 137 Newbury Street, 7th Floor, Boston, Massachusetts 02116.
5.	Mr. Pedersen sits on the board of managers and is a member of 313 Acquisition, but does not have individual investment or voting control over the shares beneficially owned by 313 Acquisition.
6.	Reflects shares, including 15,246 restricted shares, held by a limited liability company controlled by Mr. D’Alessandro.
7.

Includes: (a) 435,066 shares held directly by Mr. Maura, (b) public warrants issued by Vivint Smart Home, Inc. held directly by Mr. Maura exercisable for 159,633 shares, (c) 3,878,731 shares held by Mosaic Sponsor, LLC that Mr. Maura may be deemed to beneficially own, and (d) Private Warrants held by Mosaic Sponsor, LLC exercisable for 2,225,000 shares that Mr. Maura may be deemed to beneficially own. Mr. Maura is the sole member of Mosaic Strategic Capital LLC, which is the sole member of Mosaic Sponsor, LLC. The address for Mr. Maura and each of the foregoing entities is c/o David M. Maura, 1525-B The Greens Way, Suite 100, Jacksonville Beach, Florida 32250.
8.

Messrs. McEvoy and Wallace are each employees of affiliates of Blackstone and members of the board of managers of 313 Acquisition, but each disclaims beneficial ownership of shares beneficially owned by Blackstone and its affiliates. Messrs. McEvoy and Wallace are each employees of affiliates of the Blackstone entities described above, but each disclaims beneficial ownership of the limited liability company interests in 313 Acquisition beneficially owned by such Blackstone entities. The address for Messrs. McEvoy and Wallace is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Support and Services Agreement

In connection with Blackstone’s acquisition of us (the “Blackstone Acquisition”), we entered into a support and services agreement with Blackstone Management Partners L.L.C. (“BMP”), an affiliate of Blackstone. Under the support and services agreement, we have agreed to reimburse BMP for any out-of-pocket expenses incurred by BMP and its affiliates and to indemnify BMP and its affiliates and related parties, in each case, in connection with the Transactions and the provision of services under the support and services agreement. In connection with the execution of the Merger Agreement, the parties to the support and services agreement entered into an amended and restated support and services agreement with BMP as described below.

In addition, under this agreement, we have engaged BMP to provide, directly or indirectly, monitoring, advisory and consulting services that may be requested by us in the following areas: (1) advice regarding the structure, distribution and timing of debt and equity offerings and advice regarding relationships with our lenders and bankers, (2) advice regarding the structuring and implementation of equity participation plans, employee benefit plans and other incentive arrangements for certain of our key executives, (3) general advice regarding dispositions and/or acquisitions, (4) advice regarding the strategic direction of our business of Parent Guarantor, the Surviving Company and such other advice directly related or ancillary to the above advisory services as may be reasonably requested by us. These services will generally be provided until the first to occur of (a) the tenth anniversary of the closing date of the Blackstone Acquisition (November 16, 2022), (b) the date of a first underwritten public offering of shares of our common stock listed on the New York Stock Exchange or Nasdaq’s national market system for aggregate proceeds of at least $150 million (an “IPO”) and (c) the date upon which Blackstone owns less than 9.9% of our common stock or that of our direct or indirect controlling parent and such stock has a fair market value (as determined by Blackstone) of less than $25 million (each of the events specified in clauses (a) through (c) above, the “Exit Date”).

The monitoring fee payable for monitoring services in any fiscal year of ours will be equal to the greater of (1) a minimum base fee of $2.7 million (the “Minimum Annual Fee”), subject to adjustment as summarized below if we engage in a business combination or disposition that is “significant” (as defined in the support and services agreement) and (2) the amount of the monitoring fee paid in respect of the immediately preceding fiscal year, without regard to the post-fiscal year “true-up” adjustment described in the paragraph below (which will not yet have occurred at the time the annual monitoring fee is paid). We refer to the adjusted monitoring fee for any fiscal year of the Surviving Company as the “Monitoring Fee” for such fiscal year.

In the case of a significant business combination or disposition, if 1.5% of our pro forma consolidated EBITDA (as defined in the support and services agreement) after giving effect to the business combination or disposition exceeds (in the case of a business combination) or is less than (in the case of a disposition) the then-current Monitoring Fee, the Monitoring Fee for the year in which the significant business combination or disposition occurs will be adjusted upward or downward, respectively, by the amount of such excess or shortfall, with such adjustment prorated based on the remaining full or partial fiscal quarters remaining in our then-current fiscal year. We will pay upward adjustments to the Monitoring Fee promptly upon availability of the pro forma income statement prepared in respect of such business combination. Downward adjustments to the Monitoring Fee will be effected through a rebate of the fee paid to BMP in that fiscal year. Subsequently, the Minimum Annual Fee applicable to full fiscal years following any significant business combination or disposition will be equal to 1.5% of our pro forma consolidated EBITDA after giving effect to the business combination or disposition (subject to further adjustments for subsequent significant business combinations and dispositions). However, in all cases (including in the case of a current-year rebate described above), the Monitoring Fee will always be at least $2.7 million and in no event will a rebate for a downward adjustment result in BMP retaining a monitoring fee of less than $2.7 million for monitoring services in respect of any particular fiscal year.

In addition to the adjustments to the Minimum Annual Fee and the Monitoring Fee in connection with significant business combinations or dispositions and the related payments or rebates described above, there may be other adjustments to the Monitoring Fee based on projected consolidated EBITDA and a post-fiscal year “true-up.” If 1.5% of our projected consolidated EBITDA, as first presented to our board of directors by senior management during the last third of such fiscal year, is projected to exceed the amount of the monitoring fee already paid to BMP in respect of monitoring services due to be rendered during that fiscal year, we will pay BMP the amount of such excess as an upward adjustment to the Monitoring Fee within two business days of such presentation. Following the completion of each applicable fiscal year and within deadlines required by our revolving credit facility, our chief financial officer will certify to BMP the amount of our consolidated EBITDA for such fiscal year. If 1.5% of such certified consolidated EBITDA is greater than the Monitoring Fee previously paid to BMP for monitoring services rendered during that fiscal year (including the adjustment in respect of projected EBITDA described above), we will, jointly and severally, pay BMP the amount of such excess within two business days of such certification. If 1.5% of such certified consolidated EBITDA is less than the monitoring fee previously paid to BMP for services rendered during that fiscal year (including the adjustment in respect of projected consolidated EBITDA described above), the amount of such shortfall will be applied as a credit against the next payment by us of the Monitoring Fee to BMP. However, BMP will always be entitled to retain the Minimum Annual Fee as then in effect and BMP will have no obligation to rebate any amount that would result in BMP having been paid Monitoring Fees for monitoring services in an amount less than the Minimum Annual Fee applicable to the relevant fiscal year.

Amended and Restated Support and Services Agreement.

In connection with the execution of the Merger Agreement, the parties to the support and services agreement entered into an amended and restated support and services agreement with BMP. The amended and restated support and services agreement became effective upon the consummation of the Merger and amended and restated the existing support and services agreement to, upon the consummation of the merger, (a) eliminate the requirement to pay a milestone payment to BMP upon the occurrence of an IPO, (b) for any fiscal year beginning after the consummation of the merger, (i) eliminate the Minimum Annual Fee and (ii) decrease the “true-up” of the annual Monitoring Fee payment to BMP to 1% of consolidated EBITDA and (c) upon the earlier of (1) the completion of our fiscal year ending December 31, 2021 or (2) the date upon which Blackstone owns less than 5% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors of Vivint Smart Home’s or its direct or indirect controlling parent, and such stake has a fair market value (as determined by Blackstone) of less than $25 million (the “Exit Date”), the annual Monitoring Fee payment to BMP otherwise payable in connection with the agreement will cease and no other milestone payment or other similar payment will be owed by us to BMP.

Under the amended and restated support and services agreement, BMP had made available to us its portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group it its sole discretion to be warranted and appropriate. BMP may, at any time, choose not to provide any such services. Such services will be provided without charge, other than for the reimbursement of related out-of-pocket expenses incurred by BMP and its affiliates.

Portfolio Operations Support and Other Services

Under the support and services agreement, we have, through the Exit Date (or an earlier date determined by BMP), engaged BMP to arrange for Blackstone’s portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group to be warranted and appropriate. BMP will invoice us for such services based on the time spent by the relevant personnel providing such services during the applicable period and Blackstone’s allocated costs of such personnel, but in no event shall we be obligated to pay more than $1.5 million during any calendar year.

Investor Securityholders’ Agreement

In connection with the closing of the Blackstone Acquisition, Acquisition LLC and APX Group Holdings, Inc. entered into a Securityholders’ Agreement (the “Securityholders’ Agreement”) with the Investors. The Securityholders’ Agreement governs certain matters relating to ownership of Acquisition LLC and APX Group Holdings, Inc., including with respect to the election of directors of our parent companies, transfer of shares, including tag-along rights and drag-along rights, other special corporate governance provisions and registration rights (including customary indemnification provisions).

Other Transactions with Blackstone

Blackstone Advisory Partners L.P., an affiliate of Blackstone, participated as one of the initial purchasers of the Term Loan in September 2018, the 2024 Notes in May 2019 and the 2027 Notes in February 2020 and received $1.9 million of total fees associated with these transactions.

In addition, GSO Capital Partners, an affiliate of Blackstone, is a participating lender in the Term Loan and receives proportional interest payments of the outstanding debt held. As of December 31, 2019, GSO Capital Partners holds $103.6 million of outstanding aggregate principal of the Term Loan.

During the year ended December 31, 2019 the Company agreed to reimburse Blackstone for $1.8 million of certain other fees incurred by Blackstone for activities related to the Company and the full amount was included in accrued expenses and other current liabilities as of December 31, 2019.

Agreements with Solar

The Company is a party to a number of agreements with its sister company, Vivint Solar, Inc. (“Solar”). Historically,some of those agreements related to Solar’s use of certain of the Company’s information technology and infrastructure services; however, Solar stopped using such services in July 2017. In August 2017, the Company entered into a sales dealer agreement with Solar, pursuant to which each company agreed to act as a non-exclusive dealer for the other party to market, promote and sell each other’s products. During the year ended December 31, 2019, 2018 and 2017 the Company charged $9.2 million, $17.3 million and $2.8 million, respectively of net expenses to Solar in connection with these agreements. The balance due from Solar in connection with these agreements and other expenses paid on Solar’s behalf was $2.2 million at December 31, 2019, and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. As of December 31, 2018 the balance due from Solar was immaterial.

On March 4, 2020, the Company and Solar amended and restated the sales dealer agreement to, among other things, add exclusivity obligations for both companies in certain territories and jurisdictions, expand the types of services each company is permitted to render thereunder, and to permit use of the services offered by Amigo, a wholly owned subsidiary of the Company, in connection with the submission and processing of leads generated pursuant to the agreement. The amended and restated agreement has a one-year term, which automatically renews for successive one-year terms unless terminated earlier by either party upon 90 days’ prior written notice.

On March 4, 2020, the Company and Solar also entered into a recruiting services agreement pursuant to which each company has agreed to assist the other in recruiting sales representatives to its direct-to-home sales force. The parties will pay each other certain fees for these services which will be calculated in accordance with the terms of the agreement. The Company and Solar have also agreed under the terms of the agreement not to solicit for employment any member of the other’s executive or senior management team, any dealer, or any of the other’s employees who primarily manage sales, installation or services of the other’s products and services. Such obligations will continue throughout the term of the agreement.

On March 4, 2020, Amigo entered into Subscriber Generation Agreements with Solar and the Company to facilitate the use of the Amigo application for the submission and processing of leads generated pursuant to the amended and restated sales dealer agreement.

In connection with the amendment and restatement of the sales dealer agreement and the execution of the recruiting services agreement, the Company and Solar terminated the Marketing and Customer Relations Agreement, dated September 30, 2014 (as amended from time to time) and the Non-Competition Agreement, dated September 30, 2014 (as amended from time to time), in each case effective as of March 4, 2020.

Transactions with Executive Officers

In each year from 2015 through 2019 the Company entered into one-year lease agreements with Axis Aviation LLC (“Axis Aviation”), a company owned by Mr. Pedersen through a trust, for use of an airplane hangar at the Provo, Utah airport. Such lease agreements are terminable by either party on 90 days’ prior written notice without penalty. Payments to Axis Aviation in the year ended December 31, 2019 pursuant to such lease agreements totaled $67,500.

Procedures with Respect to Review and Approval of Related Person Transactions

From time to time, we may do business with certain companies affiliated with Blackstone. The board of directors has not adopted a formal written policy for the review and approval of transactions with related persons. However, the board of directors reviews and approves transactions with related persons as appropriate.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (1) the term “Issuer” refers to APX Group, Inc., and not to any of its Subsidiaries or Affiliates, (2) the term “Holdings” refers to APX Group Holdings, Inc., a Delaware corporation and the direct parent of the Issuer and (3) the terms “we,” “our” and “us” each refer to the Issuer and its consolidated Subsidiaries.

The Issuer has previously issued $225.0 million aggregate principal amount of 8.50% senior secured notes due 2024 (the “outstanding 2024 notes”) under an indenture dated as of May 10, 2019, among the Issuer, the Guarantors and Wilmington Trust, National Association, as trustee (the “Trustee”) and as collateral agent (the “Indenture”). The outstanding 2024 notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The Issuer is offering to exchange the outstanding 2024 notes for notes registered under the Securities Act (the “exchange notes”). The terms of the exchange notes are identical in all material respects to the terms of the outstanding 2024 notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. Unless the context requires otherwise, references to the “Notes” include the outstanding 2024 notes and the exchange notes. Except as set forth herein, the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of material provisions of the Indenture and the Collateral Documents. It does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture and the Collateral Documents, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Collateral Documents because they, and not this description, will define your rights as Holders of the Notes. You may request copies of the Indenture and the Collateral Documents at our address set forth under “Where You Can Find More Information.”

Brief Description of the Notes

The Notes:

•	are general senior secured obligations of the Issuer;

•

are secured, subject to Permitted Liens, by the Collateral, which also secures, on an equal and ratable basis, Pari Passu Lien Indebtedness and the Priority Payment Lien Obligations; provided that the Holders will receive proceeds of Collateral only after the payment in full of the Priority Payment Lien Obligations in the event of a foreclosure, enforcement or exercise of remedies with respect to the Collateral or in any bankruptcy, insolvency or similar event;

•	ranks equally in right of payment with any existing and future Senior Indebtedness of the Issuer;

•

are effectively senior to any existing and future Indebtedness of the Issuer that is unsecured or secured by Liens on Collateral that are junior to the Liens securing the Notes, in each case, to the extent of the value of the Collateral (after giving effect to Liens securing the Priority Payment Lien Obligations and any other Lien on the Collateral);

•	are senior in right of payment to any future obligations of the Issuer that are expressly subordinated in right of payment to the Notes;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Issuer’s Subsidiaries that do not guarantee the Notes; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally guarantee, fully and unconditionally, on a senior secured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes or expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Guarantors guarantee the Notes and, in the future, subject to exceptions set forth under the caption “Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries,” each direct and indirect U.S. Wholly-Owned Subsidiary that is a Restricted Subsidiary of the Issuer that guarantees certain Indebtedness of the Issuer or any other Guarantor will, guarantee the Notes, subject to certain exceptions and to release as provided below or elsewhere in this “Description of the Notes.” As of the date of this prospectus, none of our Foreign Subsidiaries have guaranteed the Notes and no Foreign Subsidiaries are expected to guarantee the Notes in the future.

Each of the Guarantees:

•	is a general senior secured obligation of each Guarantor;

•

is secured, subject to Permitted Liens, by the Collateral, which also secures, on an equal and ratable basis, Pari Passu Lien Indebtedness and the Priority Payment Lien Obligations; provided that the Holders will receive proceeds of Collateral after the payment in full of the Priority Payment Lien Obligations in the event of a foreclosure, enforcement or exercise of remedies with respect to the Collateral or in any bankruptcy, insolvency or similar event;

•	ranks equally in right of payment with all existing and future senior Indebtedness of that Guarantor;

•

is effectively senior to any existing and future Indebtedness of that Guarantor that is unsecured or secured by Liens on Collateral that are junior to the Liens securing the Guarantees, in each case, to the extent of the value of the Collateral (after giving effect to Liens securing the Priority Payment Lien Obligations and any other senior Lien on the Collateral);

•	is senior in right of payment to any future Indebtedness of that Guarantor that is expressly subordinated in right of payment to the Guarantee of that Guarantor; and

•	is structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of each Guarantor that does not Guarantee the Notes.

All of our Subsidiaries will be “Restricted Subsidiaries,” unless designated as Unrestricted Subsidiaries in accordance with the Indenture. As of the date of this prospectus, all of the Issuer’s Subsidiaries are “Restricted Subsidiaries.” However, under certain circumstances, we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Not all of the Issuer’s Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or a Guarantor. As a result, all of the existing and future liabilities of our non-guarantor Subsidiaries, including any claims of trade creditors, will be effectively senior to the Notes. The Indenture does not limit the amount of liabilities that are not considered Indebtedness which may be incurred by the Issuer or its Restricted Subsidiaries, including the non-guarantor Subsidiaries. Before intercompany eliminations, revenues from our non-guarantor subsidiaries were approximately $72.2 million, or 6.2% of our total revenues, during the year ended December 31, 2019. As of December 31, 2019, before intercompany eliminations, liabilities of our non-guarantor subsidiaries were approximately $259.9 million, or 5.9% of our total liabilities.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Relating to the Notes and Our Indebtedness—Federal and state statutes may allow courts, under specific circumstances, to void the notes, the guarantees and the security interests, subordinate claims in respect of the notes, the guarantees and the security interests and/or require holders of the notes to return payments received from us.”

Any Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Each Guarantor may consolidate with, amalgamate or merge with or into or sell all or substantially all its assets to the Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”

Each Guarantee by a Subsidiary Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange, disposition or transfer (by merger, amalgamation, consolidation or otherwise) of (i) the Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case if such sale, exchange, disposition or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Subsidiary Guarantor of Indebtedness under the Senior Secured Credit Facilities, or the release or discharge of such other guarantee that resulted in the creation of such Guarantee except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement will constitute a release for the purposes of this provision, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the covenant described under “Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”);

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture;

(d) upon the merger or consolidation of any Guarantor with and into the Issuer or another Guarantor or upon the liquidation of such Guarantor following the transfer of all of its assets to the Issuer or another Guarantor; or

(e) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate of such Guarantor or the Issuer and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction or release and discharge have been complied with.

Principal, Maturity and Interest

The notes have been issued in an aggregate principal amount of $225.0 million. Subject to compliance with the covenants described below under the captions “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants— Liens” the Issuer may issue additional Notes from time to time under the Indenture (“Additional Notes”).

The Notes mature (x) if the Springing Maturity Condition does not apply, on November 1, 2024, or (y) if the Springing Maturity Condition does apply, either the Springing Maturity Date for the 2020 Notes or the Springing Maturity Date for the 2023 Notes, as applicable; provided that, if such day is not a Business Day, the Maturity Date shall be the Business Day immediately succeeding such day. Any provisions relating to the determination of a minimum tenor, maturity or weighted average life with respect to any permitted Indebtedness (including without limitation Refinancing Indebtedness) in the Indenture assume (solely for purposes of such determination) that such earlier maturity date does not apply. The Issuer will provide advance written notice to the Holders and the Trustee of any such earlier maturity date of the Notes in accordance with the Indenture and applicable procedures of DTC.

The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, except for certain waivers and amendments as set forth herein. Holders of Additional Notes will share equally and ratably in the Collateral. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Notes” include any Additional Notes that are actually issued. The Notes will be issued in minimum denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

Interest on the Notes accrues at the rate of 8.50% per annum. Interest on the Notes is payable semiannually in arrears on each May 1 and November 1, commencing November 1, 2019 to the Holders of Notes of record on the immediately preceding April 15 and October 15, respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Interest

Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement as described under “Exchange Offer; Registration Rights” or as set forth in the Indenture. All references in the Indenture and this “Description of the Notes,” in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest payable pursuant to the Registration Rights Agreement and/or as set forth in the Indenture.

Payment of Principal, Premium and Interest

Cash payments of principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the Issuer, cash payment of interest may be made through the paying agent by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided, that (a) all cash payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made through the paying agent by wire transfer of immediately available funds to the accounts specified by the registered Holder or Holders thereof and (b) all cash payments of principal, premium, if any, and interest with respect to certificated Notes may, at the option of the Issuer, be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if the applicable Holder elects payment by wire transfer by giving written notice to the Trustee or the paying agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the Trustee maintained for such purpose.

Collateral

Subject to the limitations described under “—Intercreditor Agreement” below, the obligations of the Issuer with respect to the Notes, the obligations of the Guarantors under the Guarantees, and the performance of all other obligations of the Issuer and the Guarantors under the Indenture are secured equally and ratably with the obligations of the Issuer and the Guarantors under Pari Passu Lien Indebtedness and Priority Payment Lien Obligations by a security interest (subject only to Permitted Liens and a prior right of payment afforded to Priority Payment Lien Obligations in the event of a foreclosure, enforcement or exercise of remedies with respect to the Collateral or in any bankruptcy, insolvency or similar event or if the Collateral Agent receives any payment with respect to any Collateral pursuant to any intercreditor agreement (other than the Intercreditor Agreement)) in the following assets of the Issuer and the Guarantors, in each case whether now owned or hereafter acquired: (i) substantially all of the present and future tangible and intangible assets of the Issuer and the Guarantors, including without limitation equipment, subscriber or customer contracts and communication paths, intellectual property, fee-owned real property, general intangibles, investment property, material intercompany notes and proceeds of the foregoing, subject to Permitted Liens and other customary exceptions, (ii) substantially all personal property of the Issuer and the Guarantors consisting of accounts receivable arising from the sale of inventory and other goods and services (including related contracts and contract rights, inventory, cash, deposit accounts, other bank accounts and securities accounts), inventory and intangible assets to the extent attached to the foregoing books and records of the Issuer and the Guarantors, and the proceeds thereof, subject to Permitted Liens and other customary exceptions, in each case held by the Issuer and the Guarantors and (iii) a pledge of all of the Capital Stock of the Issuer, each Subsidiary Guarantor and each Restricted Subsidiary of the Issuer and Subsidiary Guarantors, in each case other than Excluded Assets and subject to the limitations and exclusions described under “—Limitations on Stock Collateral” (collectively, the “Collateral”).

Excluded Assets

Notwithstanding the foregoing, the Notes will not be secured by a Lien on Excluded Assets and will be subject to Permitted Liens.

The Collateral does not and will not include the following (collectively, the “Excluded Assets”):

(1) in excess of 65% of the Capital Stock of any Foreign Subsidiary or a domestic Subsidiary that is a disregarded entity for U.S. federal income tax purposes and substantially all of whose assets consist of Capital Stock and/or Indebtedness of one or more controlled foreign corporations and any other assets incidental thereto;

(2) any property or assets owned by any Foreign Subsidiary or an Unrestricted Subsidiary;

(3) any lease, license or agreement or any property subject to a purchase money security interest or similar arrangement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money arrangement or create a right of termination in favor of any other party thereto after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable law notwithstanding such prohibition;

(4) any interest in fee-owned real property of the Issuer and the Guarantors if the greater of its cost and net book value is less than $5.0 million;

(5) Excluded Contracts, Excluded Equipment and any interest in leased real property of the Issuer and the Guarantors;

(6) motor vehicles and other assets subject to certificates of title except to the extent perfection of a security interest therein may be accomplished by filing of financing statements in appropriate form in the applicable jurisdiction under the Uniform Commercial Code;

(7) margin stock and Capital Stock of any Person other than Wholly-Owned Subsidiaries that are Restricted Subsidiaries (but excluding certain excluded Subsidiaries);

(8) any trademark application filed in the United States Patent and Trademark Office on the basis of the Issuer’s or any Guarantor’s “intent to use” such mark and for which a form evidencing use of the mark has not yet been filed with the United States Patent and Trademark Office, to the extent that granting a security interest in such trademark application prior to such filing would adversely affect the enforceability or validity of such trademark application or any registration that issues therefrom under applicable federal law;

(9) any assets to the extent a security interest in such assets would result in material adverse tax consequences as reasonably determined by the Issuer in writing;

(10) any governmental licenses or state or local franchises, charters and authorizations, to the extent a security in any such license, franchise, charter or authorization is prohibited or restricted thereby after giving effect to the UCC and other applicable law;

(11) pledges and security interests prohibited or restricted by applicable law (including any requirement to obtain the consent of any governmental authority or third party);

(12) all commercial tort claims in an amount less than $8.0 million;

(13) accounts, property and other assets pledged pursuant to a Qualified Securitization Facility; and

(14) proceeds from any and all of the foregoing Excluded Assets described in clauses (1) through (13) to the extent they constitute Excluded Assets;

provided, however, that Excluded Assets will not include any asset of the Issuer or a Guarantor which secures obligations with respect to Pari Passu Lien Indebtedness or Priority Payment Lien Obligations. In addition, the Issuer, its Subsidiaries, the Trustee and the Collateral Agent shall not be required to obtain any landlord waivers, estoppels or collateral access letters and shall not be required to (i) take actions to perfect the Collateral Agent’s Lien on commercial tort claims less than $8.0 million or letter of credit rights (other than letter of credits rights that can be perfected by filing of financing statements in appropriate form in the applicable jurisdiction under the Uniform Commercial Code) or take actions to perfect by control the Collateral Agent’s Liens on cash, securities accounts or deposit accounts, or (ii) take any actions under any laws outside of the United States to grant, perfect or enforce any security interest.

Limitations on Stock Collateral

The Capital Stock and other securities of the Issuer or any Subsidiary of the Issuer that are owned by the Issuer or any Guarantor will constitute Collateral only to the extent that such Capital Stock and other securities can secure the Notes and Pari Passu Lien Indebtedness without Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency) (the “Rule 3-16 Exception”). In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of the Issuer (if at such time the Issuer satisfies the requirements of the covenant described under “—Reports and Other Information” by furnishing information relating to Holdings (or any parent entity of Holdings)), or of any Subsidiary of the Issuer, due to the fact that the Issuer’s or such Subsidiary’s Capital Stock and other securities secure the Notes and/or Pari Passu Lien Indebtedness, then the Capital Stock and other securities of the Issuer or of such Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder of Notes or a holder of Pari Passu Lien Indebtedness, to the extent necessary to release the security interests in the shares of Capital Stock and other securities that are so deemed to no longer constitute part of the Collateral. Notwithstanding the foregoing, any such Capital Stock excluded as Collateral under the Rule 3-16 Exception will not be excluded from the collateral securing the Senior Secured Credit Facilities as a result of being excluded as Collateral.

In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) the Issuer’s or such Subsidiary’s Capital Stock and other securities to secure the Notes and/or Pari Passu Lien Indebtedness in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of the Issuer or of such Subsidiary, then the Capital Stock and other securities of the Issuer or of such Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirements). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder of Notes or holders of Pari Passu Lien Indebtedness, to the extent necessary to subject to the Liens under the Collateral Documents such additional Capital Stock and other securities.

Following the Issue Date, the portion of the Capital Stock constituting Collateral may decrease or increase as described above.

Permitted Liens

The Issuer and the Restricted Subsidiaries are permitted by the Indenture to create or incur Permitted Liens. The Notes are effectively subordinated to existing and future secured Indebtedness and other liabilities to the extent of the Issuer’s or the Restricted Subsidiaries’ assets serving as collateral for such Permitted Liens, to the extent such Permitted Liens have priority to the Liens securing the Notes, Pari Passu Lien Indebtedness and Priority Payment Lien Obligations. See the definition of Permitted Liens under the caption “Certain Definitions.”

In particular, the Notes, Pari Passu Lien Indebtedness and Priority Payment Lien Obligations, are effectively subordinated to security interests on acquired property or assets of acquired companies which are secured prior to (and not in connection with) such acquisition; such security interests generally constitute Permitted Liens. Indebtedness of Foreign Subsidiaries permitted by the Indenture may also be secured by security interests on the property and assets of such Foreign Subsidiaries. The Indenture permits other Permitted Liens. See “Risk Factors—Risks Relating to the Notes and Our Indebtedness—Holders of the notes may not be able to fully realize the value of their liens” and “Risk Factors—Risks Relating to the Notes and Our Indebtedness—The collateral may not be valuable enough to satisfy all the obligations secured by such collateral.”

Collateral Documents and Certain Related Intercreditor Provisions

The collateral agents under the Existing Secured Notes have entered into, and the Collateral Agent and Trustee, as authorized representative for the Holders of the Notes, has become party to a security agreement (the “Security Agreement”) creating and establishing the terms of the security interests that secure the Notes and the guarantees thereof and Pari Passu Lien Indebtedness. These security interests secure the payment and performance when due of all of the obligations of the Issuer and the Guarantors under the Notes, the Indenture, the Guarantees, Pari Passu Lien Indebtedness and guarantees thereof and the Collateral Documents, as provided in the Collateral Documents. The Issuer and the Guarantors were obligated to use their commercially reasonable efforts to complete on or prior to the Issue Date all filings and other similar actions required in connection with the perfection of such security interests. If they were not able to complete such actions on or prior to the Issue Date, they will complete such actions within 90 days after such date. Wilmington Trust, National Association has been appointed, pursuant to the Indenture, as the Collateral Agent.

The Trustee, the Collateral Agent, each Holder of the Notes, each holder of Pari Passu Lien Indebtedness and each other holder of, or obligee in respect of, any Obligations in respect of the Notes and Pari Passu Lien Indebtedness outstanding at such time are referred to collectively as the “Pari Passu Indebtedness Secured Parties.”

Intercreditor Agreement

The collateral agents under the Existing Secured Notes, the collateral agent under the Revolving Credit Agreement (the “Revolver Collateral Agent”) and the collateral agent under the Term Loan Credit Agreement (the “Term Loan Collateral Agent” and together, the “Credit Agreement Collateral Agents”) have entered into an intercreditor and collateral agency agreement (the “Intercreditor Agreement”) that has been acknowledged by the Issuer and the Guarantors. On the Issue Date, the Collateral Agent and Trustee became a party to the Intercreditor Agreement and the Holders of the Notes, by their acceptance of the Notes, agreed to be bound thereby and were deemed to have instructed the Trustee to enter into the Intercreditor Agreement on their behalf. Following the Issue Date, additional collateral agents for the holders of Pari Passu Lien Indebtedness and Priority Payment Lien Obligations may become party to the Intercreditor Agreement subject to compliance with certain procedural requirements in the Intercreditor Agreement. The Notes and other obligations secured by the Liens in favor of the Collateral Agent and the Priority Payment Lien Obligations secured by Liens in favor of any Credit Agreement Collateral Agent and the obligations in respect of any Pari Passu Lien Indebtedness secured by Liens in favor of any other collateral agent that becomes party to the Intercreditor Agreement are each referred to as a “class” of First Lien Obligations in this section.

The Intercreditor Agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens on any Collateral in which the Collateral Agent and one or more collateral agents for any class of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness have perfected security interests (any such Collateral as to which the Collateral Agent and any other collateral agent have such a perfected security interest being referred to as “Shared Collateral”), the Collateral Agent and each other collateral agent with respect to such Shared Collateral will have equal rights to enforce the respective security interests in the Shared Collateral subject to certain other provisions of the Intercreditor Agreement; provided that the Priority Payment Lien Obligations will have priority in right of payment upon a foreclosure, enforcement or exercise of remedies with respect to the Shared Collateral or a bankruptcy, insolvency or similar event or if the Collateral Agent or any other collateral agent for any class of Pari Passu Lien Indebtedness receives any payment with respect to any Shared Collateral pursuant to any intercreditor agreement (other than the Intercreditor Agreement) and will be repaid prior to the payment of the Notes Obligations and the Pari Passu Lien Indebtedness.

A portion of the obligations secured by the Shared Collateral (including Priority Payment Lien Obligations) consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto.

The Intercreditor Agreement provides that none of the Collateral Agent, the Credit Agreement Collateral Agents or any additional collateral agent for the holders of any other First Lien Obligations shall contest or support any Person in contesting in any proceeding (including a bankruptcy proceeding) the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any other collateral agent or any holders of First Lien Obligations in the Shared Collateral; provided that the foregoing shall not impair the right of any collateral agent or holder of First Lien Obligations to enforce the Intercreditor Agreement. In addition, the Intercreditor Agreement provides that the Issuer and the Guarantors shall not, and shall not permit any Subsidiary to, grant or permit or suffer to exist any additional Liens on any asset or property to secure any class of First Lien Obligations unless it has granted a Lien on such asset or property to secure each other class of First Lien Obligations, as the case may be; provided that the foregoing shall not prohibit the Priority Payment Lien Obligations from being secured by any Capital Stock that does not secure the Notes Obligations or any Pari Passu Lien Indebtedness due to the Rule 3-16 Exception.

If (i) any of the Collateral Agent, any Credit Agreement Collateral Agent or the collateral agent or any secured party in respect of any other class of First Lien Obligations is taking action to enforce rights or exercise remedies in respect of any Shared Collateral, (ii) any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding of the Issuer or any Guarantor or (iii) the Collateral Agent, any other such collateral agent or any such secured party receives any payment with respect to any Shared Collateral pursuant to any intercreditor agreement (other than the Intercreditor Agreement), then the proceeds of any sale, collection or other liquidation of any Shared Collateral obtained by such Collateral Agent, any other such collateral agent or any such secured party in respect of any First Lien Obligations on account of such enforcement of rights or exercise of remedies, and any such distributions or payments received by such Collateral Agent, any other such collateral agent or any such secured party in respect of any First Lien Obligations shall be applied as follows (1) first, (a) to the payment of all amounts owing to such collateral agent (in its capacity as such) pursuant to the terms of any document related to the First Lien Obligations, (b) in the case of any such enforcement of rights or exercise of remedies, to the payment of all costs and expenses incurred by such collateral agent or any other secured parties in the same class as such collateral agent in respect of First Lien Obligations in connection therewith and (c) in the case of any such payment pursuant to any such intercreditor agreement, to the payment of all costs and expenses incurred by such collateral agent or any of its related secured parties in enforcing its rights thereunder to obtain such payment, (2) second, to the payment in full of any Priority Payment Lien Obligations at the time due and payable (including any post-petition interest with respect thereto, whether or not allowable in any insolvency or liquidation proceeding) and the termination of any commitments thereunder, (3) third, to the payment in full of the Notes Obligations and all Pari Passu Lien Indebtedness secured by a Lien on such Shared Collateral at the time due and payable (the amounts so applied to be distributed, as among such classes of First Lien Obligations, ratably in accordance with the amounts of the First Lien Obligations of each such class on the date of such application), (4) fourth, after payment in full of all the First Lien Obligations secured by such Shared Collateral, to the holders of any junior liens on the Shared Collateral and (5) fifth, to the Issuer and the other Guarantors or their successors or assigns or as a court of competent jurisdiction may direct.

Notwithstanding the foregoing, with respect to any Shared Collateral for which a third party (other than holder of any First Lien Obligations) has a lien or security interest that is junior in priority to the lien on such Shared Collateral of any class of First Lien Obligations but is senior in priority to the lien on such Shared Collateral of any other class of First Lien Obligations (such third party, an “Intervening Creditor”) (any condition with respect to such class of First Lien Obligations being referred to as an “Impairment” of such class), the value of any Shared Collateral or proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Shared Collateral or proceeds to be distributed in respect of the class of First Lien Obligations with respect to which such Impairment exists.

Nothing in the Intercreditor Agreement shall affect the ability of any of the Collateral Agent, any Credit Agreement Collateral Agent or other collateral agents or secured parties in respect of any other First Lien Obligations (i) to enforce any rights and exercise any remedies with respect to any Shared Collateral available under the documents related to such First Lien Obligations or applicable law or (ii) to commence any action or proceeding with respect to such rights or remedies; provided that, notwithstanding the foregoing, (a) each collateral agent and secured party in the same class as such collateral agent shall remain subject to, and bound by, all covenants or agreements made in the Intercreditor Agreement, (b) each collateral agent has agreed, on behalf of itself and the other secured parties in the same class as such collateral agent, that, prior to the commencement of any enforcement of rights or any exercise of remedies with respect to any Shared Collateral by such collateral agent or any secured parties in the same class as such collateral agent, such collateral agent or such secured party, as the case may be, shall provide written notice thereof to each other collateral agent as far in advance of such commencement as reasonably practicable, and shall regularly inform each collateral agent of developments in connection with such enforcement or exercise, and (c) each collateral agent agrees, on behalf of itself and the other secured parties in the same class as such collateral agent, that such collateral agent and such secured parties shall cooperate in a commercially reasonable manner with each other collateral agent and its related secured parties in any enforcement of rights or any exercise of remedies with respect to any Shared Collateral.

With respect to any Shared Collateral on which a Lien can be perfected by the possession or control of such Shared Collateral, then the applicable collateral agent in respect of a class of First Lien Obligations that holds or controls such Shared Collateral shall also hold such Shared Collateral as gratuitous bailee and sub-agent for each other collateral agent in respect of all other classes of First Lien Obligations; provided that any proceeds arising from such pledged or controlled Shared Collateral shall be subject to the waterfall provisions set forth in the third preceding paragraph. Until the payment in full of the obligations under the Revolving Credit Agreement or the Term Loan Credit Agreement, the applicable Credit Agreement Collateral Agent shall hold all such Shared Collateral (for itself and as bailee in accordance with the foregoing) which can be perfected by control or possession and, after the payment in full of such obligations, the collateral agent with respect to the class of First Lien Obligations of the largest principal amount at such time shall hold such Collateral.

Agreements With Respect to Bankruptcy or Insolvency Proceedings

If the Issuer or any of its Subsidiaries becomes subject to a case under Title 11 of the United States Code, as amended (the “Bankruptcy Code”) and, as debtor(s)-in-possession, moves for approval of financing (“DIP Financing”) to be provided by one or more lenders under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, the Collateral Agent agreed in the Intercreditor Agreement, each Holder of the Notes agrees by its acceptance of the Notes and each holder of any Pari Passu Lien Indebtedness has or will agree by its acceptance of such Pari Passu Lien Indebtedness that it will raise no objection to any such financing or to the Liens on the Shared Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Shared Collateral, unless any Revolver Collateral Agent or the holders of any Priority Payment Lien Obligations secured by such Shared Collateral oppose or object to such DIP Financing or such DIP Financing Liens or use of such cash collateral (and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the Liens of such Priority Payment Lien Obligations in such Shared Collateral, the Collateral Agent will, for itself and on behalf of the Holders of the Notes and the holders of Pari Passu Lien Indebtedness, subordinate the liens of the Pari Passu Indebtedness Secured Parties in such Shared Collateral to the DIP Financing Liens, all adequate protection liens granted to the holders of the Priority Payment Lien Obligations on the Shared Collateral, and to any “carve-out” for professional and United States Trustee fees agreed to by such Revolver Collateral Agent), so long as the Pari Passu Indebtedness Secured Parties are granted adequate protection in accordance with the terms of the Intercreditor Agreement.

The Collateral Agent agreed in the Intercreditor Agreement, each Holder of the Notes agrees by its acceptance of the Notes and each holder of Pari Passu Lien Indebtedness has or will agree by its acceptance of such Pari Passu Lien Indebtedness that it will not object to or oppose any release of their Liens in connection with any sale or other disposition of any Shared Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the Revolver Collateral Agents and the holders of Priority Payment Lien Obligations shall have consented to such sale or disposition of such Shared Collateral, provided that the holders of the Notes and the Pari Passu Lien Indebtedness will be entitled to assert any objection to such sale or disposition that may be asserted by any unsecured creditor of the Issuer or any of its Subsidiaries in such bankruptcy.

In addition, the Intercreditor Agreement also limits or restricts the holders of the Notes and the Collateral Agent from taking certain other actions in any bankruptcy or insolvency case of the Issuer or its Subsidiaries, or from opposing certain actions taken by the Revolver Collateral Agent or the holders of the Priority Payment Lien Obligations, including with respect to, among other things, seeking relief from the automatic stay, exercising certain rights or asserting certain claims under the Bankruptcy Code, or the voting of claims in contravention of the terms of the Intercreditor Agreement.

Neither the Collateral Agent nor the Holders of the Notes shall oppose (or support the opposition of any other Person) in any insolvency or liquidation proceeding (i) any motion or other request by the Revolver Collateral Agent or the holders of Priority Payment Lien Obligations for adequate protection of such Revolver

Collateral Agent’s Liens upon the Shared Collateral in any form, including any claim of such Revolver Collateral Agent or the holders of Priority Payment Lien Obligations to post-petition interest, fees, or expenses as a result of their Lien on the Shared Collateral, and request for additional or replacement Liens on post-petition assets of the same type as the Shared Collateral and/or for a super-priority administrative claim, or (ii) any objection by the Revolver Collateral Agent or the holders of Priority Payment Lien Obligations to any motion, relief, action or proceeding based on the Revolver Collateral Agent or the holders of Priority Payment Lien Obligations claiming a lack of adequate protection with respect to their Liens in the Shared Collateral. The Collateral Agent, for itself and on behalf of holders of Notes, may seek adequate protection of its junior interest in the Shared Collateral, subject to the provisions of the Intercreditor Agreement, as follows: if the Revolver Collateral Agent is granted adequate protection in the form of an additional or replacement Lien on the Shared Collateral and/or a superpriority administrative claim, the Collateral Agent may receive as adequate protection an additional or replacement Lien and/or a superpriority administrative claim (as applicable) that is junior and subordinate to such lien and/or claim granted to such Revolver Collateral Agent on behalf of the holders of Priority Payment Lien Obligations as adequate protection. If the Collateral Agent, for itself and on behalf of the Holders of the Notes, seeks or requires (or is otherwise granted) adequate protection of its junior interest in the Shared Collateral in the form of an additional or replacement Lien and/or a superpriority administrative claim, then the Collateral Agent, for itself and the Holders of the Notes, agrees that such Revolver Collateral Agent shall also be granted an additional or replacement Lien and/or a superpriority administrative claim (as applicable) as adequate protection of its senior interest in the Shared Collateral, and that the Collateral Agent’s additional or replacement Lien and/or superpriority claim (as applicable) shall be subordinated to the additional or replacement Lien and/or superpriority claim of such Revolver Collateral Agent on the same basis as the Liens and claims of the Collateral Agent on the Shared Collateral are subordinated to the Liens of, and claims with respect to, such Revolver Collateral Agent on the Shared Collateral under the Intercreditor Agreement. Without limiting the generality of the foregoing, to the extent the holders of the Priority Payment Lien Obligations are deemed by a court of competent jurisdiction to be fully secured on the petition date of any bankruptcy case or they are granted adequate protection in the form of the right to receive payments for current post-petition interest fees or expenses or other cash payments, the Collateral Agent shall not be prohibited from requesting adequate protection, including, but not limited to, payments for current incurred post-petition fees or expenses or other cash payments.

Refinancings of First Lien Obligations

The obligations under the Senior Secured Credit Facilities, the 2022 Note Purchase Agreement, the 2022 Notes Indenture, the obligations under the Indenture, the Notes and any other First Lien Obligations may be refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under the Credit Agreements or any security document related thereto, the Indenture or the Collateral Documents) of the Collateral Agent, Trustee or any Pari Passu Indebtedness Secured Party, all without affecting the Lien priorities provided for in the Intercreditor Agreement; provided, however, that the holders of any such refinancing or replacement indebtedness (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the Intercreditor Agreement) as the Collateral Agent or the Credit Agreement Collateral Agents, as the case may be, shall reasonably request and in form and substance reasonably acceptable to the Credit Agreement Collateral Agents or the Collateral Agent, as the case may be.

In connection with any refinancing or replacement contemplated by the foregoing paragraph, the Intercreditor Agreement may be amended at the request and sole expense of the Issuer, and without the consent of the Credit Agreement Collateral Agents or the Collateral Agent, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement indebtedness, (b) to establish that Liens on any Collateral securing such refinancing or replacement Indebtedness shall have the same priority as the Liens on any Collateral securing the Indebtedness being refinanced or replaced and (c) to establish that the Liens on any

Collateral securing such refinancing or replacement Indebtedness shall have the same priority as the Liens on any Collateral securing the Indebtedness being refinanced or replaced, all on the terms provided for herein immediately prior to such refinancing or replacement; provided that the Issuer delivers to each collateral agent an Officer’s Certificate certifying that such refinancing or replacement is permitted by the Indenture, the Credit Agreements and the documents governing the Pari Passu Lien Indebtedness.

Certain Limitations on the Collateral

The right of the Collateral Agent to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired, or at a minimum delayed, by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Issuer or the Guarantors prior to the Collateral Agent having taken possession and disposed of the Collateral.

Under the U.S. Bankruptcy Code, a secured creditor is prohibited from foreclosing upon and taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without prior bankruptcy court approval (which may not be given under the facts and circumstances of any particular case). Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such Collateral) even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict whether or when payments under the Notes could be made following commencement of a bankruptcy case or the length of any delay in making such payments, whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.” Furthermore, in the event a U.S. bankruptcy court determines that the value of the Collateral (after giving effect to any Priority Payment Lien Obligations) is not sufficient to repay all amounts due on the Notes and any Pari Passu Lien Indebtedness, the Holders of the Notes and the holders of Pari Passu Lien Indebtedness would hold secured claims to the extent of the value of such Collateral and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case only to the extent the claims are oversecured or the debtor is solvent at the time of reorganization, and would not provide for adequate protection with respect to any undersecured portion of these claims. In addition, if the Issuer or the Guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

Use of Proceeds of Collateral

After the satisfaction of all obligations under any Priority Payment Lien Obligations and the termination of all commitments to extend credit that would constitute Priority Payment Lien Obligations secured or intended to be secured by any Collateral, the Trustee, the Collateral Agent and any collateral agent or other representative of any Pari Passu Lien Indebtedness, in accordance with the terms of the Indenture, the Credit Agreements and the Collateral Documents and the documentation governing Pari Passu Lien Indebtedness, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Trustee in its capacity as Trustee, to the Collateral Agent or to any collateral agent or other representative of any Pari Passu Lien Indebtedness) of the Collateral received by it under the Collateral Documents for the ratable benefit of the Holders of the Notes and the holders of Pari Passu Lien Indebtedness.

Release of Collateral

The Issuer and the Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

•

to enable the disposition of such property or assets to a Person that is not an Issuer or a Guarantor to the extent not prohibited under the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

•	in the case of a Guarantor that is released from its Guarantee, the release of the property and assets of such Guarantor;

•	as described under “—Amendment, Supplement and Waiver” below; or

•	in connection with the taking of an enforcement action by the representative of any First Lien Obligation in accordance with the terms of the Intercreditor Agreement.

The security interests in all Collateral securing the Notes will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other obligations related thereto under the Indenture, the Guarantees under the Indenture and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “—Satisfaction and Discharge.”

No Impairment of Security Interests

Subject to the rights of the holders of Permitted Liens, neither the Issuer nor any of its Restricted Subsidiaries is permitted to take any action, or knowingly or negligently omit to take any action, which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and Holders.

The Indenture governing the Notes provides that any release of Collateral in accordance with the provisions of the Indenture governing the Notes and the Collateral Documents will not be deemed to impair the security under the Indenture governing the Notes and that any Person may rely on such provision in delivering a certificate requesting release so long as all other provisions of the Indenture governing the Notes with respect to such release have been complied with.

In addition, the Issuer will not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Collateral Documents in any manner that would be adverse to the Holders of the Notes in any material respect, except as permitted under “—Amendment, Supplement and Waiver.”

Sufficiency of Collateral

As of December 31, 2019, the total assets of the Issuer were approximately $2,598.2 million. There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Collateral Documents following an Event of Default would be sufficient to satisfy the Notes Obligations. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the Issuer’s industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral will also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In addition, the fact that the lenders under the Priority Payment Lien Obligations will receive proceeds from enforcement of the Collateral before Holders of the Notes and that other Persons may have first-priority Liens in respect of Collateral pursuant to Permitted Liens could have a material adverse effect on the amount that Holders of the Notes would receive upon a sale or other disposition of the Collateral. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. If the proceeds from a sale or other disposition of the Collateral were not sufficient to repay all amounts due on the Notes, the Holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Issuer and the Guarantors. See “Risk Factors—Risk Related to the Notes and Our Indebtedness—The collateral may not be valuable enough to satisfy all the obligations secured by such collateral.”

To the extent that third parties hold Liens permitted by the Collateral Documents and the Indenture, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent acting for the benefit of the Trustee or the Holders of the Notes to realize or foreclose on the Collateral. In addition, the ability of the Collateral Agent acting for the benefit of the Trustee and the Holders of Notes to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Limitations on the Collateral.”

Compliance with Trust Indenture Act

The Trust Indenture Act will become applicable to the Indenture upon the qualification of the Indenture under the Trust Indenture Act, which will occur at such time as the Notes have been registered under the Securities Act. The Indenture provides that the Issuer will comply with the provisions of § 314 of the Trust Indenture Act to the extent applicable. To the extent applicable, the Issuer will cause § 313(b) of the Trust Indenture Act, relating to reports, and § 314(d) of the Trust Indenture Act, relating to the release of property or securities subject to the Lien of the Collateral Documents, to be complied with. Any certificate or opinion required by § 314(d) of the Trust Indenture Act may be made by an officer or legal counsel, as applicable, of the Issuer except in cases where § 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Issuer will not be required to comply with all or any portion of § 314(d) of the Trust Indenture Act if it determines, in good faith based on the written advice of counsel, a copy of which written advice shall be provided to the Trustee, that under the terms of § 314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of § 314(d) of the Trust Indenture Act is inapplicable to any release or series of releases of Collateral. Until such time as the exchange notes have been registered under the Securities Act, the Notes will not be subject to § 316(b) of the Trust Indenture Act and the provisions set forth under “Amendment, Supplement and Waiver” do not conform to the express provisions in § 316(b) of the Trust Indenture Act.

Exercise of Remedies in Respect of Collateral

Subject to the terms of the Intercreditor Agreement, upon the occurrence and during the continuance of an Event of Default or an event of default under any Pari Passu Lien Indebtedness, the Collateral Agent will be permitted, subject to applicable law and the terms of the Collateral Documents, to exercise remedies and sell the Collateral under the Collateral Documents only at the direction of the agents or representatives (including the Trustee in the case of the Holders) who are authorized to act on behalf of the Holders or the holders of Pari Passu Lien Indebtedness for which the Collateral Agent is acting as collateral agent, as applicable, or at the direction of the holders of a majority in the principal amount of the outstanding Notes and any outstanding Pari Passu Lien Indebtedness for which the Collateral Agent is acting as collateral agent voting as a single class (the “Directing Creditors”).

Amendments of the Collateral Documents

The Collateral Agent will not agree to any amendment to the Collateral Documents, except upon instructions given by the Directing Creditors (unless such amendment does not require any consent of the Pari Passu Indebtedness Secured Parties).

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes is the Trustee.

The Issuer will also maintain one or more registrars and a transfer agent. The initial registrar and transfer agent with respect to the Notes is the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time. The paying agent will, to the extent funded by the Issuer or guarantors, make payments on, and the transfer agent will facilitate transfer of, the Notes on behalf of the Issuer.

The Issuer may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

If any Notes are listed on an exchange and the rules of such exchange so require, the Issuer will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or between a Record Date and a corresponding Payment Date or between the date of any conditional notice to Holders of the anticipated occurrence of an early maturity date in the circumstances described above under “—Principal, Maturity and Interest” and the occurrence or cancellation of such early maturity date. The registered Holder of a Note will be treated as the owner of the Note for all purposes.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” The Issuer, the Investors and their respective Affiliates may, at their discretion, at any time and from time to time purchase Notes in the open market or otherwise.

Subject to any applicable limitations contained in the agreements governing our indebtedness, including the Indenture, any purchases made by us may be funded by various sources, including, but not limited to, the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

Optional Redemption

Except as set forth below, the Issuer will not be entitled to redeem the Notes at its option prior to May 1, 2021. At any time prior to May 1, 2021, the Issuer may at its option and on one or more occasions redeem all or a part of the Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date.

On and after May 1, 2021, the Issuer may at its option and on one or more occasions redeem the Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest and Additional Interest, if any, thereon to, but excluding, the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date, if redeemed during the twelve-month period beginning on May 1 of each of the years indicated below:

2021	104.250%
2022	102.125%
2023 and thereafter	100.000%

In addition, until May 1, 2021, the Issuer may, at its option, and on one or more occasions, redeem up to 40.0% of the aggregate principal amount of Notes issued under the Indenture at a redemption price equal to the sum of (a) 100% of the aggregate principal amount thereof, plus (b) a premium equal to the stated interest rate per annum on the Notes, plus (c) accrued and unpaid interest and Additional Interest, if any, to, but excluding, the Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date, with the net cash proceeds received by it from one or more Equity Offerings or a contribution to the Issuer’s common equity capital made with the net cash proceeds of a concurrent Equity Offering; provided, that (a) at least 50% of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

In addition, at any time and from time to time prior to May 1, 2021, the Issuer may at its option redeem during each 12-month period commencing with the Issue Date up to 10% of the aggregate principal amount of the Notes issued under the Indenture, including any Additional Notes, upon notice as described under the heading “Selection and Notice,” at a redemption price equal to 103% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date.

Notice of any redemption, whether in connection with an Equity Offering, other transaction or otherwise, may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering or other transaction. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall state that, in the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person. The Issuer, the Investors and their respective Affiliates may acquire the Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued under the Indenture at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on an exchange, in compliance with the requirements of such exchange (with notice of such requirements from the Issuer to the Trustee) or (b) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason by lot or by such other method as the Trustee shall deem fair and appropriate, subject to the applicable procedures of DTC in minimum denominations of $2,000 and increments of $1,000 in excess thereof. No Notes of $2,000 or less can be redeemed in part.

Notices of redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the applicable procedures of DTC, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

With respect to Notes represented by certificated notes, the Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note; provided, that new Notes will only be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes called for redemption become due on the date fixed for redemption, unless such redemption is conditioned on the happening of a future event. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption (unless the Issuer defaults in the payment of the redemption amount).

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs, unless the Issuer has previously or concurrently sent a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the purchase date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the applicable procedures of DTC with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is sent (the “Change of Control Payment Date”) , except in the case of a conditional Change of Control Offer made in advance of a Change of Control as described below;

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed or otherwise in accordance with the procedures of DTC, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the second Business Day prior to the expiration date of the Change of Control Offer, a facsimile transmission, letter or other communication in accordance with the procedures of DTC setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes, or a specified portion thereof and its election to have such Notes purchased;

(7) that Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;

(8) if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control and shall describe each such condition, and, if applicable, shall state that, in the Issuer’s discretion, the Change of Control Payment Date may be delayed until such time (including more than 60 days after the notice is mailed or delivered, including by electronic transmission) as any such condition shall be satisfied, or that such repurchase may not occur and such notice may be rescinded in the event that any such condition shall not have been satisfied by the Change of Control Payment Date, or by the Change of Control Payment Date as so delayed; and

(9) any other instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law:

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Secured Credit Facilities and other existing agreements relating to Indebtedness provide, and future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may provide, that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the Senior Secured Credit Facilities or any such other Indebtedness, we could seek a waiver of such default or seek to refinance the Senior Secured Credit Facilities. In the event we do not obtain such a waiver or do not refinance the Senior Secured Credit Facilities, such default could result in amounts outstanding under the Senior Secured Credit Facilities being declared due and payable.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75.0% of the consideration for such Asset Sale received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto or, if incurred or increased subsequent to the date of such balance sheet, such liabilities that would have been shown on the Issuer’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or increase had taken place on or prior to the date of such balance sheet, as determined by the Issuer) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets pursuant to a written agreement which releases or indemnifies the Issuer or such Restricted Subsidiary from such liabilities;

(b) any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into Cash Equivalents (to the extent of the Cash Equivalents received) within 180 days following the closing of such Asset Sale; and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $75.0 million and (ii) 3.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be Cash Equivalents for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce Indebtedness as follows:

(a) if the assets subject to such Asset Sale constitute Collateral, (x) Priority Payment Lien Obligations and, if the Indebtedness reduced is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto or (y) to permanently reduce (or offer to reduce, as applicable) Obligations under the Notes and under any other Pari Passu Lien Indebtedness (and to correspondingly reduce commitments with respect thereto) on a pro rata basis; provided that all reductions of (or offers to reduce) Obligations under the Notes shall be made as provided under “Optional Redemption” or through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid;

(b) if the assets subject of such Asset Sale do not constitute Collateral, but constitute collateral for other Senior Indebtedness of the Issuer or a Subsidiary Guarantor, which Lien is permitted by the Indenture, to permanently reduce (and to correspondingly reduce commitments with respect thereto) Obligations under such other Senior Indebtedness, which is secured by a Lien that is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c) if the assets subject of such Asset Sale do not constitute Collateral or collateral for any other Senior Indebtedness of the Issuer or a Subsidiary Guarantor, to permanently reduce Obligations under other Senior Indebtedness of the Issuer or a Subsidiary Guarantor (and to correspondingly reduce commitments with respect thereto), provided that the Issuer shall equally and ratably reduce (or offer to reduce, as applicable) Obligations under the Notes (and may elect to reduce Pari Passu Lien Indebtedness) on a pro rata basis; provided further that all reductions of Obligations under the Notes shall be made as provided under “Optional Redemption” or through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued and unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the principal amount of Notes to be repurchased, to the date of repurchase; or

(d) if the assets subject of such Asset Sale are the property or assets of a Restricted Subsidiary that is not a Guarantor, to permanently reduce Indebtedness of (i) a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or any Restricted Subsidiary or (ii) the Issuer or a Subsidiary Guarantor; or

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other properties or assets that, in each case of (a), (b) and (c), used or useful in a Similar Business or replace the business, properties or assets that are the subject of such Asset Sale, provided that the assets (including Capital Stock) acquired with the Net Proceeds of a disposition of Collateral are pledged as Collateral to the extent required under the Collateral Documents; or

(3) to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each case of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale, provided that the assets (including Capital Stock) acquired with the Net Proceeds of a disposition of Collateral are pledged as Collateral to the extent required under the Collateral Documents;

provided, that in the case of clauses (2) and (3) above, a binding commitment entered into not later than such 450th day shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within the later of such 450th day and 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $40.0 million, the Issuer shall make an offer (an “Asset Sale Offer”) (x) in the case of Net Proceeds from Collateral, to all holders of First Lien Obligations to the extent required by the terms thereof and (y) in the case of any other Net Proceeds, all holders of First Lien Obligations and all holders of other Indebtedness that ranks pari passu with the Notes (“Pari Passu Indebtedness”), to the extent required by the terms thereof to purchase the maximum aggregate principal amount of such First Lien Obligations and Pari Passu Indebtedness, as the case may be, that, in the case of the Notes, is in an amount equal to at least $2,000, or an integral multiple of $1,000 thereafter, that may be purchased out of the Excess Proceeds at an offer price, in the case of the Notes, in cash in an amount equal to 100% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, and in the case of any other First Lien Obligations and Pari Passu Indebtedness at the offer price required by the terms thereof but not to exceed 100% of the principal amount thereof, plus accrued and unpaid interest, if any, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $40.0 million by delivering the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuer may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $40.0 million or less. Upon consummation or expiration of any such Asset Sale Offer any remaining Net Proceeds shall not be deemed Excess Proceeds and the Issuer may use such Net Proceeds for any purpose not otherwise prohibited under the Indenture.

To the extent that the aggregate amount of First Lien Obligations and Pari Passu Indebtedness, as the case may be, tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purposes not otherwise prohibited under the Indenture. If the aggregate principal amount of First Lien Obligations and Pari Passu Indebtedness, as the case may be, surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Issuer shall purchase such First Lien Obligations and Pari Passu Indebtedness, as the case may be, on a pro rata basis based on the accreted value or principal amount of such First Lien Obligations and Pari Passu Indebtedness, as the case may be, tendered with adjustments as necessary so that no such First Lien Obligations and Pari Passu Indebtedness, as the case may be, will be repurchased in part in an unauthorized denomination. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Excess Proceeds upon such completion). Additionally, the Issuer may, at its option, make an Asset Sale Offer using the proceeds from any Asset Sale at any time after the consummation of such Asset Sale.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility, including under the Senior Secured Credit Facilities, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Future credit agreements or other similar agreements to which the Issuer becomes a party may contain restrictions on the Issuer’s ability to repurchase Notes. In the event an Asset Sale occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from repurchasing Notes. In such a case, the Issuer’s failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other agreements.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture that will apply to the Issuer and its Restricted Subsidiaries.

If on any date (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event” and the date thereof being referred to as the “Suspension Date”) then, the covenants specifically listed under the following captions in this “Description of the Notes” section of this prospectus will not be applicable to the Notes (collectively, the “Suspended Covenants”) until the occurrence of the Reversion Date (defined below):

(1) “Repurchase at the Option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

During any period that the foregoing covenants have been suspended, the Issuer may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from any Asset Sales shall be reset to zero.

During the Suspension Period, the Issuer and its Restricted Subsidiaries will be entitled to incur Liens to the extent provided for under “—Liens” (including, without limitation, Permitted Liens) to the extent provided for in such covenant and any Permitted Liens which may refer to one or more Suspended Covenants shall be interpreted as though such applicable Suspended Covenant(s) continued to be applicable during the Suspension Period (but solely for purposes of the “—Liens” covenant and for no other covenant).

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by Holdings, the Issuer or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes; provided, that (1) with respect to Restricted Payments made after such reinstatement, the amount available to be made as Restricted Payments will be calculated as though the covenant described above under the caption “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; (3) any Affiliate Transaction entered into after such reinstatement pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (6) of the second paragraph of the covenant described under “—Transactions with Affiliates”; (4) any encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to take any action described in clauses (1) through (3) of the first paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” that becomes effective during any Suspension Period shall be deemed to be permitted pursuant to clause (a) of the second paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and (5) no Subsidiary of the Issuer shall be required to comply with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” after such reinstatement with respect to any guarantee entered into by such Subsidiary during any Suspension Period.

Notwithstanding that the Suspended Covenants may be reinstated after the Reversion Date, following a Reversion Date, the Issuer and each Restricted Subsidiary will be permitted, without causing a Default or Event of Default, to honor, comply with or otherwise perform any contractual commitments or obligations arising during any Suspension Period and to consummate the transactions contemplated thereby.

The Issuer shall promptly notify the Trustee in writing of any suspension or reinstatement of the Suspended Covenants and, in the absence of such notice, the Trustee shall be entitled to presume that no such suspension or reinstatement has occurred. The Trustee shall have no duty to (i) monitor the ratings of the Notes, (ii) ascertain whether a covenant suspension or reversal shall have occurred, or (iii) notify the Holders of any of the foregoing.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Certain compliance calculations

Notwithstanding anything to the contrary herein, in the event an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on a ratio basket based on the Fixed Charge Coverage Ratio, Consolidated Secured Debt Ratio or Consolidated Total Debt Ratio, such ratio(s) shall be calculated with respect to such incurrence, issuance or other transaction without giving effect to amounts being utilized under any other basket (other than a ratio basket based on the Fixed Charge Coverage Ratio, Consolidated Secured Debt Ratio or Consolidated Total Debt Ratio) on the same date. Each item of Indebtedness, Disqualified Stock or Preferred Stock that is incurred or issued, each Lien incurred and each other transaction undertaken will be deemed to have been incurred, issued or taken first, to the extent available, pursuant to the relevant Fixed Charge Coverage Ratio, Consolidated Secured Debt Ratio or Consolidated Total Debt Ratio test.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests (in each case, solely in such Person’s capacity as holder of such Equity Interests), including any dividend, payment or distribution payable in connection with any merger, amalgamation or consolidation other than:

(a) dividends and distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests; or

(b) dividends and distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a

Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including any purchase, redemption, defeasance, acquisition or retirement in connection with any merger, amalgamation or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7), (8) and (9) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after November 16, 2012 (including Restricted Payments permitted by clauses (1), 6(c), (9) and (14) of the next succeeding paragraph (to the extent not deducted in calculating Consolidated Net Income), but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period and including the predecessor of the Issuer) beginning on October 1, 2012 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since immediately after November 16, 2012 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of: (x) Equity Interests to any future, present or former employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer’s Subsidiaries after November 16, 2012 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and (y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the Issuer or any of its Restricted Subsidiaries, Equity Interests of any of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below) applied in accordance with clause (2) of the next succeeding paragraph, (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer or a Restricted Subsidiary following November 16, 2012 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) contributions by a Restricted Subsidiary and (iii) any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of, or other returns on Investments from, Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case after November 16, 2012; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a dividend or distribution from an Unrestricted Subsidiary (other than, in each case, to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment), in each case, after November 16, 2012; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary after the Issue Date, the fair market value (as determined by the Issuer in good faith; provided that, in the case of this clause (e), if the fair market value of such Investment shall exceed $50.0 million, such fair market value shall be determined by the board of directors of the Issuer, whose resolution with respect thereto will be delivered to the Trustee) of the investment in such Unrestricted Subsidiary (or the assets transferred) at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation, consolidation or transfer of assets, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, defeasance, retirement or other acquisition of any Equity Interests, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Restricted Subsidiary or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock, and (c) if, immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (6)(a) or (b) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the prepayment, defeasance, redemption, repurchase, exchange or other acquisition or retirement (a) of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor or Disqualified Stock of the Issuer or a Guarantor or (b) Disqualified Stock of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Issuer or a Guarantor, that, in each case, is incurred or issued, as applicable, in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so prepaid, defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any premium (including tender premium) required to be paid under the terms of the instrument governing the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired, defeasance costs and any fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

(c) such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or, if earlier, the date that is 91 days after the maturity date of the Notes); and

(d) such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes);

(4) a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent company of the Issuer held by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with such repurchase, retirement or other acquisition), including any Equity Interest rolled over by management, directors or employees of the Issuer or any direct or indirect parent company of the Issuer in connection with the Acquisition Transactions; provided, that the aggregate amount of Restricted Payments made under this clause (4) do not exceed in any calendar year $15.0 million (which shall increase to $25.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $30.0 million in any calendar year (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided, further, that such amount in any calendar year under this clause may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to any future, present or former employees, directors, officers, members of management, or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after November 16, 2012, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries (or any direct or indirect parent company to the extent contributed to the Issuer) after November 16, 2012; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that (i) cancellation of Indebtedness owing to the Issuer from any future, present or former employees, directors, officers, members of management or consultants of the Issuer (or their respective Controlled Investment Affiliates or Immediate Family Members), any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies and (ii) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or similar instruments if such Equity Interests represents all or a portion of the exercise price thereof or payments, in lieu of the issuance of fractional Equity Interests or withholding to pay other taxes payable in connection therewith, in the case of each of clauses (i) and (ii), will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any of its Restricted Subsidiaries after the Issue Date;

(b) the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by such parent company after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities (until such proceeds are converted to Cash Equivalents), not to exceed the greater of (a) $30.0 million and (b) 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer or any Restricted Subsidiary or any direct or indirect parent company of the Issuer and any repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or other equity-based awards if such Equity Interests represent a portion of the exercise price of such options, warrants or awards;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any direct or indirect parent company of the Issuer after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made (a) in an amount equal to the amount of Excluded Contributions previously received or (b) without duplication with clause (a), from the Net Proceeds from an Asset Sale in respect of property or assets acquired after November 16, 2012, if the acquisition of such property or assets was financed with Excluded Contributions;

(11) (i) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11)(i) (in the case of Restricted Investments, at the time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of, or have not be subsequently sold or transferred for, Cash Equivalents)) not to exceed the greater of (a) $80.0 million and (b) 3.5% of Total Assets at such time, and (ii) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11)(ii) (in the case of Restricted

Investments, at the time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of, or have not be subsequently sold or transferred for, Cash Equivalents)) not to exceed $80.0 million; provided that, solely for purposes of this clause (11)(ii), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment, after giving effect to such Restricted Payment on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Consolidated Total Debt Ratio of no more than 4.00 to 1.00;

(12) distributions or payments of Securitization Fees;

(13) any Restricted Payment made in connection with the Acquisition Transactions and the Transactions, and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided, that if the Issuer shall have been required to make a Change of Control Offer or Asset Sale Offer, as applicable, to purchase the Notes on the terms provided in the Indenture applicable to Change of Control Offers or Asset Sale Offers, respectively, all Notes validly tendered by Holders of such Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;

(15) the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer in amounts required for any direct or indirect parent company of the Issuer to pay, in each case without duplication,

(a) franchise, excise and similar taxes, and other fees and expenses, required to maintain their corporate existence;

(b) consolidated, combined or similar foreign, federal, state or local income or similar taxes of a tax group that includes the Issuer and/or its Subsidiaries and whose common parent is a direct or indirect parent of the Issuer, to the extent such income or similar taxes are attributable to the income of the Issuer and its Restricted Subsidiaries or, to the extent of any cash amounts actually received from its Unrestricted Subsidiaries for such purpose, to the income of such Unrestricted Subsidiaries; provided, that in each case the amount of such payments in respect of any fiscal year does not exceed the amount that the Issuer and/or its Restricted Subsidiaries (and, to the extent permitted above, its Unrestricted Subsidiaries), as applicable, would have been required to pay in respect of the relevant foreign, federal, state or local income or similar taxes for such fiscal year had the Issuer, its Restricted Subsidiaries and/or its Unrestricted Subsidiaries (to the extent described above), as applicable, paid such taxes separately from any such parent company;

(c) customary salary, bonus and other benefits payable to employees, directors, officers and managers of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity;

(f) amounts payable pursuant to the Support and Services Agreement (including any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole, as compared to the Support and Services Agreement as in effect on the Issue Date (it being understood that any amendment thereto or replacement thereof to increase the fees payable pursuant to the Support and Services Agreement would be deemed to be materially disadvantageous to the Holders)), solely to the extent such amounts are not paid directly by the Issuer or its Subsidiaries;

(g) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any direct or indirect parent company of the Issuer;

(h) to finance Investments that would otherwise be permitted to be made pursuant to this covenant if made by the Issuer; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such direct or indirect parent company shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Issuer or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Issuer or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant described under the caption “—Merger, Consolidation or Sale of All or Substantially All Assets” below) in order to consummate such Investment, (C) such direct or indirect parent company and its Affiliates (other than the Issuer or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Issuer or a Restricted Subsidiary could have given such consideration or made such payment in compliance with the Indenture, (D) any property received by the Issuer shall not increase amounts available for Restricted Payments pursuant to clause (3) of the preceding paragraph and (E) such Investment shall be deemed to be made by the Issuer or such Restricted Subsidiary pursuant to another provision of this covenant (other than pursuant to clause (10) hereof) or pursuant to the definition of “Permitted Investments” (other than clause (9) thereof); and

(i) amounts that would be permitted to be paid by the Issuer under clauses (3), (4), (7), (8), (12), (13) and (16) of the covenant described under “—Transactions with Affiliates”; provided, that the amount of any dividend or distribution under this clause (15)(i) to permit such payment shall reduce, without duplication, Consolidated Net Income of the Issuer to the extent, if any, that such payment would have reduced Consolidated Net Income of the Issuer if such payment had been made directly by the Issuer and increase (or, without duplication of any reduction of Consolidated Net Income, decrease) EBITDA to the extent, if any, that Consolidated Net Income is reduced under this clause (15)(i) and such payment would have been added back to (or, to the extent excluded from Consolidated Net Income, would have been deducted from) EBITDA if such payment had been made directly by the Issuer, in each case, in the period such payment is made; and

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of clauses (1) through (16) above and/or one or more of the clauses contained in the definition of “Permitted Investments,” or is entitled to be made pursuant to the first paragraph of this covenant, the Issuer will be entitled to divide or classify or later divide or reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or a portion thereof) between such clauses (1) through (16) and/or one or more of the clauses contained in the definition of “Permitted Investments,” and such first paragraph in any manner that otherwise complies with this covenant.

As of the Issue Date, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the penultimate sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, pursuant to this covenant or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture. For the avoidance of doubt, this covenant shall not restrict the making of any “AHYDO catch up payment” with respect to, and required by the terms of, any Indebtedness of the Issuer or any of its Restricted Subsidiaries permitted to be incurred under the terms of the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis of the Issuer and its Restricted Subsidiaries’ for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the then outstanding aggregate principal amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to this paragraph by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of (i) $100.0 million and (ii) 4.25% of Total Assets (in each case, determined on the date of such incurrence).

The foregoing limitations will not apply to:

(1) Indebtedness incurred pursuant to any Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof); provided that immediately after giving effect to any such incurrence or issuance, the then outstanding aggregate principal amount of all Indebtedness incurred or issued under this clause (1) does not exceed $425.0 million;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes (including any guarantee thereof) and the exchange notes and related exchange guarantees to be issued in exchange for the Notes and the guarantees thereof pursuant to the Registration Rights Agreement (but excluding any Additional Notes);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Financing Lease Obligations), Disqualified Stock incurred or issued by the Issuer or any Restricted Subsidiary and Preferred Stock incurred or issued by the Issuer or any Restricted Subsidiary, to finance the purchase, lease or improvement of property (real or personal), equipment or other assets used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount not to exceed the greater of

(a) $50.0 million and (b) 2.0% of Total Assets (in each case, determined at the date of incurrence or issuance), so long as such Indebtedness, Disqualified Stock or Preferred Stock is incurred or issued at the date of such purchase, lease or improvement or within 365 days thereafter;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 Business Days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (Contingent Obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided, that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided, that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries or any pledge of such Capital Stock constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of Preferred Stock (to the extent such Preferred Stock is then outstanding) not permitted by this clause (9);

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred under the Indenture, exchange rate risk or commodity pricing risk;

(11) obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions, proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) or (3) of the definition thereof), and

(b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any time outstanding exceed the greater of (i) $110.0 million and (ii) 4.25% of Total Assets (in each case, determined on the date of such incurrence); it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b);

(13) the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to extend, replace, refund, refinance, renew or defease any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including tender premiums), defeasance costs, and accrued interest, fees and expenses in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes);

(b) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated in right of payment to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantee thereof at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor; or

(iii) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and, provided, further, that subclause (a) of this clause (13) will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Credit Facilities or Secured Indebtedness;

(14) (a) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition (or other purchase of assets) or (b) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that in the case of clauses (a) and (b), after giving effect to such acquisition, merger, amalgamation or consolidation, either (x) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test set forth in the first paragraph of this covenant or (y) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition, merger, amalgamation or consolidation;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided, that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, managers and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(19) to the extent constituting Indebtedness, customer deposits and advance payments (including progress premiums) received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(20) (a) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuer and its Restricted Subsidiaries and (b) Indebtedness in respect of Bank Products;

(21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables or payables for credit management purposes, in each case incurred or undertaken consistent with past practice or in the ordinary course of business on arm’s length commercial terms;

(22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business;

(23) the incurrence of Indebtedness of Restricted Subsidiaries of the Issuer that are not Guarantors in an amount outstanding under this clause (23) not to exceed together with any other Indebtedness incurred under this clause (23) the greater of (a) $50.0 million and (b) 2.0% of Total Assets (in each case, determined on the date of such incurrence); it being understood that any Indebtedness deemed incurred pursuant to this clause (23) shall cease to be deemed incurred or outstanding for purposes of this clause (23) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (23);

(24) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business;

(25) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (25), the greater of (x) $50.0 million and (y) 10.0% of the total assets of the Foreign Subsidiaries on a consolidated basis as shown on the Issuer’s most recent balance sheet (it being understood that any Indebtedness incurred pursuant to this clause (25) shall cease to be deemed incurred or outstanding for purposes of this clause (25) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or its Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (25)); and

(26) Indebtedness incurred by the Issuer or any of the Restricted Subsidiaries to the extent that the net proceeds thereof are deposited with the Trustee at or promptly after the funding of such Indebtedness, to irrevocably redeem the Notes, to satisfy and discharge the Notes or exercise the Issuer’s legal defeasance or covenant defeasance option as described under “—Legal defeasance and covenant defeasance,” in each case, in accordance with the Indenture.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (26) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, may classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided, that all Indebtedness outstanding under the Senior Secured Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph above; and

(2) the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Any Refinancing Indebtedness and any Indebtedness permitted to be incurred under the Indenture to refinance Indebtedness incurred pursuant to clauses (1) and (12)(b) above shall be deemed to include additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including tender premiums), defeasance costs, fees and expenses in connection with such refinancing.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral or because it is guaranteed by other obligors.

Liens

The Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures Obligations under any Indebtedness or any related guarantee of Indebtedness (any such Lien, the “Initial Lien”), on any asset or property of the Issuer or any Subsidiary Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except, in the case of any assets or property that does not constitute Collateral, any Initial Lien if the Notes or the Guarantees are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Indebtedness) the obligations secured by such Initial Lien.

Any Lien created for the benefit of the Holders of the Notes pursuant to the last clause of the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien which release and discharge in the case of any sale of any such asset or property shall not affect any Lien that the Notes Collateral Agent may have on the proceeds from such sale.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer. The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose (including, in each case, by way of a Delaware LLC Division) of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease,

conveyance or other disposition will have been made, is a Person organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided, that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes, the Registration Rights Agreement and the Collateral Documents pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Issuer or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, or,

(b) the Fixed Charge Coverage Ratio for the Issuer or the Successor Company, as applicable, and its Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes, the Registration Rights Agreement and the Collateral Documents;

(6) the Issuer or, if applicable, the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures, if any, comply with the Indenture;

(7) the Collateral owned by or transferred to the Successor Company shall:

(a) continue to constitute Collateral under the Indenture and the Collateral Documents with the same priorities as existed immediately prior to such transaction,

(b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Holders of the Notes, and

(c) not be subject to any Lien other than Liens permitted by the Indenture; and

(8) the property and assets of the Person which is merged or consolidated with or into the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made, to the extent that they are property or assets of the types that would constitute Collateral under the Collateral Documents, shall be treated as After Acquired Property and the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

The Successor Company, if other than the Issuer, will succeed to, and be substituted for the Issuer under the Indenture, the Guarantees and the Notes, as applicable and the Issuer will automatically be released and discharged from its obligations under the Indenture, the Guarantees and the Notes.

Notwithstanding the immediately preceding clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate or amalgamate with or merge with or into or transfer all or part of its properties and assets to the Issuer or a Subsidiary Guarantor,

(2) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby; and

(3) the Issuer may contribute Capital Stock of any or all of its Subsidiaries to any Subsidiary Guarantor.

Subsidiary Guarantors. Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, no Subsidiary Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition (including, in each case, by way of a Delaware LLC Division) will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such surviving Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists;

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures, if any, comply with the Indenture;

(e) the Collateral transferred to the Successor Person will (a) continue to constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Holders of the Notes with the same relative priorities as existed immediately prior to such transaction, and (c) not be subject to any Lien, other than Liens permitted by the terms of the Indenture; and

(f) to the extent that the assets of the Person which is merged or consolidated with or into the Successor Person are assets of the type which would constitute Collateral under the Collateral Documents, the Successor Person will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture; or

(2) the transaction is made in compliance with the first paragraph of the covenant described under “Repurchase at the Option of Holders—Asset Sales”; or

(3) in the case of assets comprised of Equity Interests of Subsidiaries that are not Guarantors, such Equity Interests are sold, assigned, transferred, leased, conveyed or otherwise disposed of to one or more Restricted Subsidiaries.

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Subsidiary Guarantor may (1) merge or consolidate with or into, wind up into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Issuer, (2) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Subsidiary Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof, (3) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Subsidiary Guarantor or (4) liquidate or dissolve or change its legal form if the Issuer determines in good faith that such action is in the best interests of the Issuer, in each case, without regard to the requirements set forth in the preceding paragraph. Holdings may merge with an Affiliate of the Issuer solely for the purpose of reincorporating or reorganizing Holdings in the United States, any state thereof, the District of Columbia or any territory thereof.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis as determined by the Issuer; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $35.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving the terms of such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses pursuant to the Support and Services Agreement (plus any unpaid management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses accrued in any prior year) and the termination fees pursuant to the Support and Services Agreement, or any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole, as compared to the Support and Services Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of or for the benefit of, current or former employees, directors, officers, managers or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis as determined by the Issuer;

(6) any agreement or arrangement as in effect as of the Issue Date (including, for the avoidance of doubt, any existing agreements and arrangements with Solar and any similar agreements and arrangements going forward), or any amendment thereto (so long as any such amendment, or in the case of Solar, any such similar agreement or arrangement, is not disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it (or any parent company of the Issuer) is a party as of the Issue Date and any similar agreements which it (or any parent company of the Issuer) may enter into thereafter; provided, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries (or such parent company) of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole;

(8) the Acquisition Transactions and the Transactions and the payment of all fees and expenses related thereto, including Transaction Expenses;

(9) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any direct or indirect parent company of the Issuer or to any Permitted Holder or to any employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments and Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Issuer and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement that are, in each case, approved by the Issuer in good faith; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Issuer in good faith;

(14) (i) investments by Permitted Holders in securities of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as (x) the investment is being offered by the Issuer or such Restricted Subsidiary generally to other investors on the same or more favorable terms and (y) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities (provided, that any investments in debt securities by any Debt Fund Affiliates shall not be subject to the limitation in this clause (y)), and (ii) payments to Permitted Holders in respect of securities of the Issuer or any of its Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Issuer and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities;

(15) payments to or from, and transactions with, any joint venture in the ordinary course of business (including, without limitation, any cash management activities related thereto);

(16) payments by the Issuer (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent company) and its Subsidiaries, to the extent such payments are permitted under clause (15)(b) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(17) any lease entered into between the Issuer or any Restricted Subsidiary, as lessee and any Affiliate of the Issuer, as lessor, which is approved by a majority of the disinterested members of the board of directors of the Issuer in good faith;

(18) intellectual property licenses in the ordinary course of business;

(19) all payments to Holdings otherwise permitted under the Indenture;

(20) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to stockholders of the Issuer or any direct or indirect parent thereof pursuant to the stockholders agreement or the registration rights agreement entered into on or before the Issue Date;

(21) the pledge of Equity Interests of any Unrestricted Subsidiary to lenders to support the Indebtedness of such Unrestricted Subsidiary owed to such lenders; and

(22) any transaction with a joint venture which would constitute an Affiliate Transaction solely because the Issuer or its Restricted Subsidiary owns an equity interest or otherwise controls such joint venture or similar entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries that is a Guarantor on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries that is a Guarantor;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries that is a Guarantor; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries that is a Guarantor, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Existing Notes (and the guarantees thereof) and the related documentation, the Senior Secured Credit Facilities and the related documentation and Hedging Obligations and the related documentation;

(b) the Indenture, the Notes and the guarantees thereof;

(c) purchase money obligations for property acquired in the ordinary course of business and Financing Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Issuer or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business or arising in connection with any Permitted Liens;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided, that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;

(m) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary;

(n) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(o) restrictions arising in connection with cash or other deposits permitted under the covenant “—Liens”;

(p) any agreement or instrument (A) relating to any Indebtedness, Disqualified or Preferred Stock permitted to be incurred or issued subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” if the encumbrances and restrictions are not materially more disadvantageous, taken as a whole, to the Holders than is customary in comparable financings for similarly situated issuers (as determined in good faith by the Issuer) or is otherwise in effect on the Issue Date and (B) either (x) the Issuer determines that such encumbrance or restriction will not adversely affect the Issuer’s ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(q) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (p) above; provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(r) restrictions created in connection with any Qualified Securitization Facility that in the good faith determination of the Issuer are necessary or advisable to effect such Qualified Securitization Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days (i) executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Subsidiary Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes and (ii) becomes a party to the Collateral Documents and takes all actions required thereunder to perfect the Liens created thereunder; and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other applicable rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; provided, that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30 day period described in clause (1) above.

After Acquired Property

Promptly following the acquisition by the Issuer or any Subsidiary Guarantor of any After Acquired Property (but subject to the limitations, if applicable, described above under the captions “—Collateral” “—Excluded Assets” and “—Limitations on Stock Collateral”) the Issuer or such Subsidiary Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Collateral Agent a perfected security interest in such After Acquired Property and to have such After Acquired Property added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such After Acquired Property to the same extent and with the same force and effect.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC from and after the Issue Date:

(1) within 90 days after the end of each fiscal year (or 120 days for the fiscal year ending after the Issue Date), annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or 60 days for the first three fiscal quarters ending after the Issue Date), reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly after the occurrence of a material event which would have been required to be reported on a Form 8-K or any successor or comparable form if the Issuer had been a reporting company under the Exchange Act, a current report relating to such event on Form 8-K or any successor or comparable form;

in each case, in a manner that complies in all material respects with the requirements specified in such form (except as described above or below and subject to exceptions consistent with the presentation of information in the offering memorandum distributed in connection with the private offering of the Notes); provided, however, that the Issuer shall not be so obligated to file such reports referred to in clauses (1), (2) and (3) above with the SEC (i) if the SEC does not permit such filing or (ii) prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, in which event the Issuer will make available such information to the Trustee, the Holders of the Notes and prospective purchasers of Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Sections 13 or 15(d) of the Exchange Act; provided, further, that until such time as the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, the Issuer shall not be required to (i) in the case of (x) clauses (1) and (2) provide any information beyond the financial information that would be required to be contained in an annual or quarterly report on Form 10-K or 10-Q, as applicable, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and (y) clause (3) make available any information regarding director and management compensation or the occurrence of any of the events set forth in Items 1.04, 2.01, 2.05, 2.06, 3 (other than Item 3.03), 5.01, 5.02(e)—(f), 5.03-5.08, 6, 7, 8 or 9 of Form 8-K, (ii) make available any information regarding the occurrence of any of the events set forth in Items 1.01 or 1.02 of Form 8-K if the Issuer determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the Holders of the Notes or the business, assets, operations, financial positions or prospects of the Issuer and its Restricted Subsidiaries taken as a whole, (iii) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any “non-GAAP” financial information contained therein (other than providing reconciliations of such non-GAAP information to extent included in the offering memorandum distributed in connection with the private offering of the Notes), (iv) comply with Regulation S-X or contain all purchase accounting adjustments relating to the Acquisition Transactions to the extent it is not practicable to include any such adjustments in such report or (v) provide any information that is not otherwise similar to information included in the offering memorandum distributed in connection with the private offering of the Notes. In addition, notwithstanding the foregoing, the Issuer will not be required to (i) comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002 or (ii) otherwise furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Delivery of reports, information and documents (including, without limitation, reports contemplated in this “—Reports and Other Information”) to the Trustee is for information purposes only, and the Trustee’s receipt thereof shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the compliance of the Issuer, the Guarantors and Holdings with covenants under the Indenture, Notes, Guarantees and Collateral Documents, as to which the Trustee is entitled to rely exclusively on Officers’ Certificates.

The Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to Holdings (or any parent entity of Holdings) as long as Holdings (or any such parent entity of Holdings) provides a Guarantee of the Notes; provided that, if and so long as such parent company shall have Independent Assets or Operations (as defined below), the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Holdings (or such parent entity, as the case may be), on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a stand-alone basis, on the other hand. “Independent Assets or Operations” means, with respect to Holdings or any such parent company, that Holdings or such parent company’s total assets or revenues, determined in accordance with GAAP and as shown on the most recent financial statements of Holdings or such parent company, is more than 3.0% of Holdings or such parent company’s corresponding consolidated amount.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in the offering memorandum distributed in connection with the private offering of the Notes, to the extent filed within the time periods specified above, or (2) by posting on the Issuer’s website or providing to the Trustee for distribution to the Holders within 15 days of the time periods after the Issuer would have been required to file annual and interim reports with the SEC, the financial information (including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the offering memorandum distributed in connection with the private offering of the Notes, to the extent filed or posted within the times specified above.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default and Remedies” until 90 days after the receipt of the written notice delivered thereunder.

To the extent any information is not provided within the time periods specified in this section “—Reports and Other Information” and such information is subsequently provided, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

Further Assurances

The Issuer and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Trustee or Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Collateral Documents in the Collateral. In addition, from time to time, the Issuer and each Guarantor will reasonably promptly secure the obligations under the Indenture and the Collateral Documents by pledging or creating, or causing to be pledged or created, perfected security interests with respect to the Collateral. Such security interests and Liens will be created under the Collateral Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form reasonably satisfactory to the Collateral Agent. Neither the Trustee nor the Collateral Agent shall have any duty to create, perfect, file and/or record any security interest or Lien or to file any UCCs, UCC financing statements or UCC continuation statements, except upon instruction from the Issuer or Holders in accordance with the Indenture and the Security Agreement.

Events of Default and Remedies

The Indenture provides that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders (with a copy to the Trustee) of not less than 25% in principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clause (1) or (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million or more outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $40.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary);

(7) the Guarantee of Holdings or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of Holdings or any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; and

(8) any of the Collateral Documents ceases to be in full force and effect, or any of the Collateral Documents ceases to give the Holders of the Notes the Liens purported to be created thereby, or any of the

Collateral Documents is declared null and void or the Issuer or any Restricted Subsidiary denies in writing that it has any further liability under any Collateral Document or gives written notice to such effect (in each case, other than in accordance with the terms of the Indenture or the terms of the Collateral Documents); provided that if a failure of the sort described in this clause (8) is susceptible of cure, no Event of Default shall arise under this clause (8) with respect thereto until 30 days after notice of such failure shall have been given to the Issuer by the Trustee or the Holders of not less than 25% of the aggregate principal amount of the then outstanding Notes.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may (subject to the terms of the Intercreditor Agreement) declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately by written notice to the Issuer (and the Trustee if given by the Holders).

Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the Notes if in the judgment of the Trustee acceleration is not in the interests of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture or the Collateral Documents (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2) Holders of a majority of the aggregate principal amount of the then-outstanding Notes thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless, subject to the provisions of the Intercreditor Agreement:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the total outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such written request within such 60-day period.

Subject to certain restrictions contained in the Indenture and the Intercreditor Agreements the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within 20 Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

In addition to acceleration of maturity of the Notes, if an Event of Default occurs and is continuing, the Trustee or the Collateral Agent, as applicable, subject to the provisions contained in the Intercreditor Agreement, will have the right to exercise remedies with respect to the Collateral, such as foreclosure, as are available under the Indenture, the Collateral Documents and at law.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuer or any Guarantor or any of their direct or indirect parent companies (other than the Issuer and the Guarantors) shall have any liability, for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or the Collateral Documents or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture, the Notes, the Guarantees or the Collateral Documents, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties, indemnities and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Secured Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Secured Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee, the Notes and the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture, the Notes issued thereunder or any Collateral Document may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to (a) notice periods (to the extent consistent with applicable requirements of clearing and settlement systems) for redemption and conditions to redemption and (b) the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all affected Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) amend the contractual right expressly set forth in the Indenture or the Notes of any Holder to receive payments of principal of, or premium, if any, or interest on such Notes or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary, in any manner materially adverse to the Holders of the Notes.

In addition, without the consent of the Holders of at least 66 2/3% in principal amount of Notes then outstanding, no amendment, supplement or waiver may (1) modify any Collateral Document or the provisions in the Indenture dealing with the Collateral or the Collateral Documents that would have the impact of releasing all or substantially all of the Collateral from the Liens of the Collateral Documents (except as permitted by the terms of the Indenture and the Collateral Documents) or change or alter the priority of the security interests in the Collateral, (2) make any change in any Collateral Document or the provisions in the Indenture dealing with the Collateral or the Collateral Documents or the application of proceeds of the Collateral that would adversely affect the Holders in any material respect or (3) modify the Intercreditor Agreement in any manner adverse to the Holders in any material respect other than in accordance with the terms of the Indenture and the Collateral Documents.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party), the Collateral Agent (to the extent applicable) and the Trustee may amend or supplement the Indenture, the Collateral Documents and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, amalgamations, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to provide for the issuance of Additional Notes in accordance with the terms of the Indenture;

(8) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

(9) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(10) to make any amendment to the provisions of the Indenture relating to the transfer or legending of the Notes or to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(11) to add a Guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

(12) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes as provided in an Officer’s Certificate;

(13) to provide for the succession of any parties to the Collateral Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the Credit Agreements or any other agreement that is not prohibited by the Indenture;

(14) to provide for the release or addition of Collateral or Guarantees in accordance with the terms of the Indenture and the Collateral Documents; or

(15) to add any Pari Passu Lien Indebtedness to any Collateral Documents to the extent permitted by the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication or electronic delivery will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing or transmitting.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions;

however, if it acquires any conflicting interest (as such term is used in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The Indenture provides that the Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“2019 Notes” means the Issuer’s 6.375% Senior Secured Notes due 2019.

“2020 Notes” means the Issuer’s 8.75% Senior Notes due 2020.

“2020 Notes Indenture” means the Indenture for the 2020 Notes, dated as of November 16, 2012, as supplemented, among the Issuer, the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee.

“2022 Notes” means the Issuer’s 8.875% Senior Secured Notes due 2022.

“2022 Notes Indenture” means the Indenture for the 2022 Notes dated as of May 26, 2016, as supplemented, among the Issuer, the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and collateral agent.

“2022 Note Purchase Agreement” means the note purchase agreement for the 2022 Private Placement Notes dated as of October 19, 2015, as supplemented, among the Issuer, the guarantors from time to time party thereto, the purchaser party thereto and Wilmington Trust, National Association, as collateral agent.

“2022 Private Placement Notes” means the Issuer’s 8.875% Senior Secured Notes due 2022.

“2023 Notes” means the Issuer’s 7.625% Senior Secured Notes due 2023.

“2023 Notes Indenture” means the Indenture for the 2023 Notes dated as of August 10, 2017, as supplemented, among the Issuer, the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging or consolidating with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.’

“Acquisition Transactions” means the Merger and the transactions contemplated by the Transaction Agreement, the repayment and refinancing of certain Indebtedness, the issuance of the 2019 Notes and borrowings under the Senior Secured Credit Facilities in each case on November 16, 2012, the payment of transactions fees and expenses and other transactions in connection therewith or incidental thereto.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After Acquired Property” means any and all assets or property (other than Excluded Assets) acquired after the Issue Date, including any property or assets acquired by the Issuer or a Guarantor from another Guarantor, which in each case constitutes Collateral as defined in the Indenture.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note, and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Notes at May 1, 2021 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such Note through May 1, 2021 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points over (b) the then outstanding principal amount of such Note.

The Issuer shall calculate the Applicable Premium and the Trustee shall have no responsibility to confirm or verify such calculation.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (including a Delaware LLC Division), whether in a single transaction or a series of related transactions (including by way of a Sale and Lease-Back Transaction), of property or assets of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions; in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used or useful in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments” or any Permitted Investment;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $25.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, as amended, or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation, expropriation or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, or Securitization Assets (other than royalties or other revenues (except accounts receivable)) or related assets in connection with any Qualified Securitization Facility or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) the sale, discount or other disposition of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the lapse or abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(r) the issuance by a Restricted Subsidiary of Preferred Stock or Disqualified Stock that is permitted by the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(s) the granting of a Lien that is permitted under the covenant described above under “Certain Covenants—Liens”;

(t) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law; and

(q) any sale, transfer or other disposition to effect the formation of any Subsidiary that is a Delaware Divided LLC; provided that upon formation of such Delaware Divided LLC, such Delaware Divided LLC shall be a Restricted Subsidiary.

In the event that a transaction (or a portion thereof) meets the criteria of a permitted Asset Sale and would also be a permitted Restricted Payment or Permitted Investment, the Issuer, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as an Asset Sale and/or one or more the types of permitted Restricted Payments or Permitted Investments.

“Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Captive Insurance Subsidiary” means (i) any Subsidiary established by the Issuer for the primary purpose of insuring the businesses or properties owned or operated by the Issuer or any of its Subsidiaries or (ii) any Subsidiary of any such insurance subsidiary established for the same primary purpose described in clause (i) above.

“Cash Equivalents” means:

(1) United States dollars;

(2) (a) Canadian dollars, pounds sterling, yen, euros or any national currency of any participating member state of the EMU; or

(b) in such local currencies held by the Issuer or any Restricted Subsidiary from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of 24 months or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $250.0 million;

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4), (7) and (8) entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

(6) commercial paper and variable or fixed rate notes rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(11) securities with maturities of 12 months or less from the date of acquisition backed by standby letters of credit issued by any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

(12) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(13) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (12) above.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in clauses (1) through (8) and clauses (10), (11), (12) and (13) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (13) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following after the Issue Date:

(1) the sale, lease, transfer, conveyance or other disposition in one or a series of related transactions (other than by merger, consolidation or amalgamation), of all or substantially all of the assets of the Issuer and its Subsidiaries or Holdings and its Subsidiaries, in each case taken as a whole, to any Person other than any Permitted Holder or any Subsidiary Guarantor; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than any Permitted Holder) or (B) Persons (other than any Permitted Holders) that are together a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50.0% of the total voting power of the Voting Stock of the Issuer directly or indirectly through any of its direct or indirect parent holding companies, other than in connection with any transaction or series of transactions in which the Issuer shall become the Wholly-Owned Subsidiary of a Parent Company.

“Collateral Agent” means Wilmington Trust, National Association, acting in its capacity as collateral agent for the Secured Parties (as defined in the Security Agreement) under the Indenture, the Intercreditor Agreement and the other Collateral Documents and any successor pursuant to the provisions of the Collateral Documents.

“Collateral Documents” means, collectively, the security agreements, including the Security Agreement and any joinders thereto, pledge agreements, mortgages, collateral assignments, deeds of trust and all other pledges, agreements, financing statements, patent, trademark or copyright filings, mortgages or other filings or documents that create or purport to create a Lien in the Collateral in favor of the Collateral Agent and/or the Trustee (for the benefit of the Holders of Notes) and the Intercreditor Agreement and any joinders thereto, in each case as they may be amended or supplemented from time to time, and any instruments of assignment, control agreements, lockbox letters or other instruments or agreements executed pursuant to the foregoing.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense and capitalized fees related to any Qualified Securitization Facility of such Person, including the amortization of intangible assets, deferred financing costs, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Financing Lease Obligations, and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (q) annual agency fees paid to the administrative agents and collateral agents under any Credit Facilities, (r) costs associated with obtaining Hedging Obligations, (s) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Acquisition Transactions or any acquisition, (t) penalties and interest relating to taxes, (u) any Additional Interest and any “additional interest” or “liquidated damages” with respect to other securities for failure to timely comply with registration rights obligations, (v) amortization or expensing of deferred financing fees, amendment and consent fees, debt issuance costs, commissions, fees and expenses and discounted liabilities, (w) any expensing of bridge, commitment and other financing fees and any other fees related to the Acquisition Transactions or any acquisitions after the Issue Date, (x) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility and (y) any accretion of accrued interest on discounted liabilities and any prepayment premium or penalty); and (z) any lease, rental or other expense in connection with a Non-Financing Lease Obligation); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Financing Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Financing Lease Obligation in accordance with GAAP (or, if not implicit, as otherwise determined in accordance with GAAP).

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto), charges or expenses (including relating to any multi-year strategic initiatives), Transaction Expenses, restructuring and duplicative running costs, relocation costs, integration costs, facility consolidation and closing costs, severance costs and expenses, one-time compensation charges, costs relating to pre-opening and opening costs for facilities, signing, retention and completion bonuses, costs incurred in connection with any strategic initiatives, transition costs, costs incurred in connection with acquisitions and non-recurring product and intellectual property development, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design, retention charges, system establishment costs and implementation costs) and operating expenses attributable to the implementation of cost-savings initiatives, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

(2) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period shall be excluded;

(3) any net after-tax effect of gains or losses on disposal, abandonment or discontinuance of disposed, abandoned or discontinued operations, as applicable, shall be excluded;

(4) any net after-tax effect of gains or losses (less all fees, expenses and charges relating thereto) attributable to asset dispositions (including, for the avoidance of doubt, bulk subscriber or customer contract sales) or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business shall be excluded;

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting shall be excluded; provided, that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than restrictions in the Notes or the Indenture), unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of such Person will be increased by the amount of dividends or other distributions or other payments actually paid in Cash Equivalents (or to the extent converted into Cash Equivalents) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP (including in the inventory (including any impact of changes to inventory valuation policy methods, including changes in capitalization of variances), property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Acquisition Transactions or any consummated acquisition or joint venture investment or the amortization or write-off or write-down of any amounts thereof, net of taxes, shall be excluded;

(8) any after-tax effect of income (loss) from the early extinguishment or conversion of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded;

(9) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities and investments recorded using the equity method or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any equity-based or non-cash compensation charge or expense including any such charge or expense arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs, and any cash charges associated with the rollover, acceleration, or payout of Equity Interests by management, other employees or business partners of the Issuer or any of its direct or indirect parent companies, shall be excluded;

(11) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, recapitalization, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering and issuance of the Notes, the Existing Notes and the related guarantees thereof and other securities and the syndication and incurrence of any Credit Facilities), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes, the Existing Notes and the related guarantees thereof and other securities and any Credit Facilities) and including, in each case, any such transaction consummated on or prior to the Issue Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful or consummated (including, for the avoidance of doubt the effects of expensing all transaction related expenses in accordance with Financial Accounting Standards Board Accounting Standards Codification 805), shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition in accordance with GAAP or changes as a result of modifications of accounting policies shall be excluded;

(13) any expenses, charges or losses to the extent covered by insurance or indemnity and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is in fact reimbursed within 365 days of the date of the insurable or indemnifiable event (net of any amount so added back in any prior period to the extent not so reimbursed within the applicable 365-day period), shall be excluded;

(14) any non-cash compensation expense resulting from the application of Accounting Standards Codification Topic No. 718, Compensation—Stock Compensation, shall be excluded; and

(15) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic No. 815, Derivatives and Hedging,

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) and any other foreign currency translation gains and losses, to the extent such gain or losses are non-cash items,

(c) any adjustments resulting for the application of Accounting Standards Codification Topic No. 460, Guarantees, or any comparable regulation,

(d) effects of adjustments to accruals and reserves during a prior period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks, and

(e) earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any acquisition, Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants— Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens on the property of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur minus Cash Equivalents included on the consolidated balance sheet of the Issuer as of such date to (2) EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur minus Cash Equivalents included on the consolidated balance sheet of the Issuer as of such date to (2) EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Financing Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, as determined in accordance with GAAP (excluding for the avoidance of doubt all undrawn amounts under revolving credit facilities and letters of credit, all obligations relating to Qualified Securitization Facilities and Non-Financing Lease Obligations) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of repurchase or purchase accounting in connection with the Acquisition Transactions or any acquisition); provided, that Consolidated Total Indebtedness shall not include Indebtedness in respect of (A) any letter of credit, except to the extent of unreimbursed amounts under standby letters of credit and (B) Hedging Obligations existing on the Issue Date or otherwise permitted by clause (10) of the second paragraph under “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer. The U.S. dollar-equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the U.S. dollar-equivalent principal amount of such Indebtedness.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds,

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than any Investor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Issuer and/or other companies.

“Credit Agreements” means the Revolving Credit Agreement and the Term Loan Credit Agreement.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Secured Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof, in whole or in part, and any indentures or credit facilities or commercial paper facilities that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding, supplemental or refinancing facility, arrangement or indenture that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided that such increase in borrowings or issuances is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or other holders.

“Debt Fund Affiliate” means (i) any fund managed by, or under common management with, GSO Capital Partners LP, (ii) any fund managed by GSO Debt Funds Management LLC, Blackstone Debt Advisors L.P., Blackstone Distressed Securities Advisors L.P., Blackstone Mezzanine Advisors L.P. or Blackstone Mezzanine Advisors II L.P. and (iii) any other Affiliate of the Investors that is a bona fide debt fund or an investment vehicle that is engaged in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delaware Divided LLC” means any Delaware LLC which has been formed upon the consummation of a Delaware LLC Division.

“Delaware LLC” means any limited liability company organized or formed under the laws of the State of Delaware.

“Delaware LLC Division” means the statutory division of any Delaware LLC into two or more Delaware LLCs pursuant to Section 18-217 of the Delaware Limited Liability Company Act.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Issuer or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the board of directors of the Issuer (or the compensation committee thereof), in each case pursuant to any stock subscription or shareholders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by the following, in each case (other than with respect to clauses (h) and (k)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including, without limitation, federal, state, franchise and similar taxes (such as the Delaware franchise tax, the Pennsylvania capital tax, Texas margin tax and provincial capital taxes paid in Canada) and foreign withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations) and the net tax expense associated with any adjustments made pursuant to clauses (1) through (15) of the definition of “Consolidated Net Income”; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and other financing fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(q) through (z) in the definition thereof); plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period; plus

(d) the amount of any restructuring charges or reserves, equity-based or non-cash compensation charges or expenses including any such charges or expenses arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, retention charges (including charges or expenses in respect of incentive plans), start-up or initial costs for any project or new production line, division or new line of business or other business optimization expenses or reserves including, without limitation, costs or reserves associated with improvements to IT and accounting functions, integration and facilities opening costs or any one-time costs incurred in connection with acquisitions and Investments and costs related to the closure and/or consolidation of facilities; plus

(e) any other non-cash charges, including any write-offs or write-downs reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (A) the Issuer may elect not to add back such non-cash charge in the current period and (B) to the extent the Issuer elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(f) the amount of any non-controlling interest or minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary; plus

(g) the amount of management, monitoring, consulting, advisory fees and other fees (including termination fees) and indemnities and expenses paid or accrued in such period under the Support and Services Agreement or otherwise to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(h) the amount of “run-rate” cost savings, operating expense reductions and synergies projected by the Issuer in good faith to result from actions taken, committed to be taken or expected in good faith to be taken no later than eighteen (18) months (or twelve (12) months in the case of any restructuring, cost savings initiative or other action (other than a merger, or other business combination, acquisition or divestiture)) after the end of such period (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period for which EBITDA is being determined and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions; provided, that such cost savings and synergies are reasonably identifiable and factually supportable (it is understood and agreed that “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions); plus

(i) the amount of loss or discount on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

(j) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; plus

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(l) any net loss from disposed, abandoned or discontinued operations; plus

(m) [reserved]; plus

(n) interest income or investment earnings on retiree medical and intellectual property, royalty or license receivables; plus

(o) costs, expenses or charges during such period relating to selling, equipping and installing new alarm and/or smart home systems and other products used in the business in connection with new subscriber or customer acquisition of the Issuer and the Restricted Subsidiaries, in each case to the extent deducted from Consolidated Net Income in accordance with GAAP;

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase EBITDA in such prior period; plus

(b) any net income from disposed, abandoned or discontinued operations.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale or issuance of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale or issuance that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contract” means at any date any rights or interest of the Issuer or any Guarantor under any agreement, contract, license, instrument, document or other general intangible (referred to solely for purposes of this definition as a “Contract”) to the extent that such Contract by the terms of a restriction in favor of a Person who is not the Issuer or any Guarantor, or any requirement of law, prohibits, or requires any consent or establishes any other condition for or would terminate because of an assignment thereof or a grant of a security interest therein by the Issuer or a Guarantor; provided that: (i) rights under any such Contract otherwise constituting an Excluded Contract by virtue of this definition shall be included in the Collateral to the extent permitted thereby or by Section 9-406 or Section 9-408 of the Uniform Commercial Code and (ii) all proceeds paid or payable to any of the Issuer or any Guarantor from any sale, transfer or assignment of such Contract and all rights to receive such proceeds shall be included in the Collateral.

“Excluded Contribution” means any net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer after the Acquisition Transactions from

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer, which are (or were) excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants— Limitation on Restricted Payments.” Notwithstanding the foregoing, an amount equal to the aggregate amount that has been designated prior to the Issue Date as an “Excluded Contribution” for purposes of the Existing Notes pursuant to the Existing Notes Debt Agreements, shall automatically be deemed to be an Excluded Contribution under the Indenture, and such amount shall be excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Excluded Equipment” means at any date any equipment or other assets of the Issuer or any Guarantor which is subject to, or secured by, a Financing Lease Obligation or a purchase money obligation if and to the extent that (i) a restriction in favor of a Person who is not Parent, the Issuer or a Subsidiary contained in the agreements or documents granting or governing such Financing Lease Obligation or purchase money obligation prohibits, or requires any consent or establishes any other conditions for or would result in the termination of such agreement or document because of an assignment thereof, or a grant of a security interest therein, by the Issuer or any Guarantor and (ii) such restriction relates only to the asset or assets acquired by the Issuer or any Guarantor with the proceeds of such Financing Lease Obligation or purchase money obligation and attachments thereto, improvements thereof or substitutions therefor; provided that all proceeds paid or payable to any of the Issuer or any Guarantor from any sale, transfer or assignment or other voluntary or involuntary disposition of such assets and all rights to receive such proceeds shall be included in the Collateral to the extent not otherwise required to be paid to the holder of any Financing Lease Obligations or purchase money obligations secured by such assets.

“Existing Notes” means the 2020 Notes, the 2022 Private Placement Notes, the 2022 Notes and the 2023 Notes.

“Existing Notes Debt Agreements” means the 2020 Notes Indenture, the 2022 Note Purchase Agreement, the 2022 Notes Indenture and the 2023 Notes Indenture.

“Existing Secured Notes” means the 2022 Private Placement Notes and the 2022 Notes.

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith.

“Financing Lease Obligation” means an obligation that is required to be accounted for as a financing or capital lease (and, for the avoidance of doubt, not a straight-line or operating lease) on both the balance sheet and income statement for financial reporting purposes in accordance with GAAP. At the time any determination thereof is to be made, the amount of the liability in respect of a financing or capital lease would be the amount required to be reflected as a liability on such balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“First Lien Obligations” means Priority Payment Lien Obligations, the Notes Obligations and Pari Passu Lien Indebtedness.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period, subject, for the avoidance of doubt, to the paragraphs contained in “—Certain covenants—Certain compliance calculations.”

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation (including the Acquisition Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation (including the Acquisition Transactions) which is being given pro forma effect that have been or are expected to be realized based on actions taken, committed to be taken or expected in good faith to be taken within 18 months). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Financing Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Financing Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, (1)(A) any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and (B) any Restricted Subsidiary of such Foreign Subsidiary, and (2) any FSHCO Subsidiary of such Person.

“FSHCO Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person substantially all of whose assets consist, directly or indirectly, of Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries, and any other assets incidental thereto.

“GAAP” means (1) generally accepted accounting principles in the United States of America as in effect from time to time, it being understood that, for purposes of the Indenture, all references to codified accounting standards specifically named in the Indenture shall be deemed to include any successor, replacement, amendment or updated accounting standard under GAAP or (2) if elected by the Issuer by written notice to the Trustee in connection with the delivery of financial statements and information, the accounting standards and interpretations (“IFRS”) adopted by the International Accounting Standard Board, as in effect on the first date of the period for which the Issuer is making such election; provided, that (a) any such election once made shall be irrevocable, (b) all financial statements and reports required to be provided after such election pursuant to the Indenture shall be prepared on the basis of IFRS, (c) from and after such election, all ratios, computations and other determinations based on GAAP contained in the Indenture shall be computed in conformity with IFRS, (d) in connection with the delivery of financial statements (x) for any of its first three financial quarters of any financial year, it shall restate its consolidated interim financial statements for such interim financial period and the comparable period in the prior year to the extent previously prepared in accordance with GAAP and (y) for delivery of audited annual financial information, it shall provide consolidated historical financial statements prepared in accordance with IFRS for the prior most recent fiscal year to the extent previously prepared in accordance with GAAP as in effect on the first date of the period in which the Issuer is making such election. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

If there occurs a change in generally accepted accounting principles and such change would cause a change in the method of calculation of any term or measure used in a covenant under “—Certain Covenants” (an “Accounting Change”), then the Issuer may elect that such term or measure shall be calculated as if such Accounting Change had not occurred.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the Notes.

“Guarantor” means (i) Holdings and (ii) each Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture. On the Issue Date, Holdings and each Restricted Subsidiary that guarantees any Indebtedness of the Issuer under the Senior Secured Credit Facilities will be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer, modification or mitigation of interest rate, currency or commodity risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Financing Lease Obligations), except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and not paid after becoming due and payable; or

(d) representing the net obligations under any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided, that the amount of any such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such third Person;

provided, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business, or (b) Non-Financing Lease Obligations or other obligations under or in respect of, Qualified Securitization Facilities, straight-line leases, operating leases or Sale and Lease-Back Transactions (except any resulting Financing Lease Obligations); provided, further, that Indebtedness shall be calculated without giving effect to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic No. 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means the initial purchasers of the Notes identified in the offering memorandum distributed in connection with the private offering of the Notes.

“Intercreditor Agreement” means the Intercreditor and Collateral Agency Agreement, dated as of November 16, 2012, among each Credit Agreement Collateral Agent and Wilmington Trust, National Association, the collateral agent for the Existing Secured Notes, and as acknowledged by the Issuer and each Guarantor (as defined therein), as it may be amended or supplemented from time to time in accordance with the Indenture, including any joinders thereto.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or if the applicable securities are not then rated by Moody’s or S&P an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, managers and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in Cash Equivalents by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Investors” means any of Blackstone Capital Partners VI L.P. and any of its Affiliates but not including, however, any of its or such Affiliates’ portfolio companies.

“Issue Date” means May 10, 2019.

“Issuer” means APX Group, Inc., a Delaware corporation (and not to any of its Subsidiaries), and its successors.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or at the place of payment. If a payment date is on a legal holiday, payment will be made on the next succeeding day that is not a Legal Holiday and no interest shall accrue for the intervening period.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease be deemed to constitute a Lien.

“Management Stockholders” means the members of management (and their Controlled Investment Affiliates and Immediate Family Members) of the Issuer (or its direct parent) who are holders of Equity Interests of any direct or indirect parent companies of the Issuer on the Issue Date.

“Maturity Date” means November 1, 2024.

“Merger” means the merger of APX Group, Inc., V Solar Holdings, Inc. and 2GIG Technologies, Inc. with and into 313 Group Inc., 313 Solar Inc. and 313 Technologies Inc., respectively, pursuant to the Transaction Agreement.

“Merger Subs” means 313 Group Inc., 313 Solar Inc. and 313 Technologies Inc.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate Cash Equivalents proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under the Indenture (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness or amounts required to be applied to the repayment of Indebtedness secured by a Lien on such assets and required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Financing Lease Obligation” means a lease obligation that is not required to be accounted for as a financing or capital lease on both the balance sheet and the income statement for financial reporting purposes in accordance with GAAP. For the avoidance of doubt, a straight-line or operating lease shall be considered a Non-Financing Lease Obligation.

“Notes Obligations” means Obligations in respect of the Notes, the Guarantees and the Indenture.

“Obligations” means any principal, interest (including any interest, fees or expenses accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest, fees or expenses are an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness; provided, that any of the foregoing (other than principal and interest) shall no longer constitute “Obligations” after payment in full of such principal and interest except to the extent such obligations are fully liquidated and non-contingent on or prior to such payment in full.

“Officer” means the Chairman of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of a Person by an Officer of such Person that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Parent Company” means any Person so long as such Person directly or indirectly holds 100.0% of the total voting power of the Capital Stock of the Issuer, and at the time such Person acquired such voting power, no Person and no group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (other than any Permitted Holder), shall have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50.0% or more of the total voting power of the Voting Stock of such Person.

“Pari Passu Lien Indebtedness” means the 2022 Notes, the 2022 Private Placement Notes, the Additional Notes and any additional Secured Indebtedness that is ranked pari passu with the Notes and is permitted to be incurred pursuant to the terms of the Indenture; provided that (i) the representative of such Pari Passu Lien Indebtedness executes a joinder agreement to the Intercreditor Agreement and, if applicable, to the other Collateral Documents, in each case in the form attached thereto, agreeing to be bound thereby and (ii) the Issuer has designated such Indebtedness as “Pari Passu Lien Indebtedness” thereunder.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales”; provided, further that the assets received are pledged as Collateral to the extent required by the Collateral Documents to the extent that the assets disposed of constituted Collateral.

“Permitted Holders” means any of the Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that in the case of such group and without giving effect to the existence of such group or any other group, such Investors and Management Stockholders, collectively, have beneficial ownership of more than 50.0% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) that is engaged directly or through entities that will be Restricted Subsidiaries in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or such division, business unit or product line) to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;

(4) any Investment in securities or other assets, including earn-outs, not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the first paragraph under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any such Investment or binding commitment existing on the Issue Date; provided, that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(b) in exchange for any other Investment or accounts receivable, indorsements for collection or deposit held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or

(c) in satisfaction of judgments against other Persons; or

(d) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding not to exceed the greater of (a) $100.0 million and (b) 4.25% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” performance guarantees and Contingent Obligations incurred in the ordinary course of business and the creation of Liens on the assets of the Issuer or any Restricted Subsidiary in compliance with the covenant described under “Certain Covenants—Liens”;

(11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases or other acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(13) Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (a) $110.0 million and (b) 4.25% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Qualified Securitization Facility or any repurchase obligation in connection therewith;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding in the aggregate;

(16) loans and advances to employees, directors, officers, managers and consultants (a) for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or (b) to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries;

(18) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(20) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts;

(21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(22) repurchases of Notes;

(23) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection of deposit and Article 4 customary trade arrangements with customers consistent with past practices;

(24) Investments consisting of promissory notes issued by the Issuer or any Guarantor to future, present or former officers, directors and employees, members of management, or consultants of the Issuer or any of its Subsidiaries or their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent thereof, to the extent the applicable Restricted Payment is a permitted by the covenant described under “Certain Covenants—Limitation on Restricted Payment”;

(25) Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(26) Investments (i) by the Captive Insurance Subsidiary made in the ordinary course of its business or consistent with past practice, and (ii) in the Captive Insurance Subsidiary in the ordinary course of business or required under statutory or regulatory authority applicable to such Captive Insurance Subsidiary; and

(27) Investments in joint ventures of the Issuer or any of its Restricted Subsidiaries, taken together with all other Investments made pursuant to this clause (27) that are at that time outstanding, not to exceed the greater of (a) $25.0 million and (b) 1.0% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means, with respect to any Person:

(1) pledges, deposits or security by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax, and other social security laws or similar legislation or other insurance related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as landlords’, carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or not yet payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice prior to the Issue Date.

(5) minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights—of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person and exceptions on title policies insuring liens granted on Mortgaged Properties (as defined in the Senior Secured Credit Facilities);

(6) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (13) or (23) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that (a) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Obligations relating to Refinancing Indebtedness that (x) is secured by Liens on the same assets as the assets securing the Refinancing Indebtedness or (y) extends, replaces, refunds, refinances, renews or defeases Indebtedness incurred or Disqualified Stock or Preferred Stock issued under clause (4), or, solely to the extent such Indebtedness was secured by a Lien prior to such refinancing, clauses (3), (12) or (13) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (b) Liens securing Obligations relating to Indebtedness permitted to be incurred pursuant to clause (23) extend only to the assets of Restricted Subsidiaries of the Issuer that are not Guarantors and (c) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock to be incurred pursuant to clause (4) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so purchased, leased or improved;

(7) Liens existing on the Issue Date (including Liens securing any Refinancing Indebtedness of any Indebtedness secured by such Liens);

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided, further, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Obligations relating to any Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing (x) Hedging Obligations and (y) obligations in respect of Bank Products;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s accounts payable or similar trade obligations in respect of bankers’ acceptances or trade letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, sub-leases, licenses or sub-licenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code (or equivalent statute) financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business or purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements or similar public filings;

(15) Liens in favor of the Issuer or any Subsidiary Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;

(18) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and proceeds and products thereof, and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses (including original issue discount, upfront fees or similar fees) and premiums (including tender premiums and accrued and unpaid interest), related to such modification, refinancing, refunding, extension, renewal or replacement;

(19) deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers;

(20) Liens (including, for the avoidance of doubt, Liens on Collateral) securing obligations in an aggregate principal amount outstanding which does not exceed the greater of (a) $50.0 million and (b) 2.0% of Total Assets (in each case, determined as of the date of such incurrence);

(21) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(24) Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law or under general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(26) Liens encumbering reasonable customary deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(27) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(28) Liens securing obligations owed by the Issuer or any Restricted Subsidiary to any lender under the Senior Secured Credit Facilities or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(29) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(31) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted by the Indenture;

(32) ground leases in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located;

(33) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(34) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(35) Liens on the assets of non-guarantor Restricted Subsidiaries securing Indebtedness of such Subsidiaries that were permitted by the terms of the Indenture to be incurred;

(36) Liens on cash advances in favor of the seller of any property to be acquired in an Investment permitted under the Indenture to be applied against the purchase price for such Investment;

(37) any interest or title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sub-licensor’s interest under leases or licenses entered into by the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(38) deposits of cash with the owner or lessor of premises leased and operated by the Issuer or any of its Subsidiaries in the ordinary course of business of the Issuer and such Subsidiary to secure the performance of the Issuer’s or such Subsidiary’s obligations under the terms of the lease for such premises;

(39) Liens securing the Notes Obligations relating to Notes (and the Guarantees), in each case, issued on the Issue Date and any exchange notes (and the guarantees thereof) issued pursuant to the registration rights agreement;

(40) (x) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) permitted to be incurred pursuant to the covenant under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (including, without limitation, Indebtedness incurred under one or more Credit Facilities) so long as after giving pro forma effect to such incurrence and such Liens the Consolidated Secured Debt Ratio of the Issuer and its Restricted Subsidiaries shall be equal to or less than 4.00 to 1.00 for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Lien is incurred; provided that to the extent such Liens are on Collateral, an authorized representative of the holders of such Indebtedness and the Collateral Agent shall execute (i) a joinder to the Intercreditor Agreement (in the form attached thereto) as a holder of Pari Passu Lien Indebtedness or (ii) another intercreditor agreement pursuant to which such representative shall agree with the representatives of First Lien Obligations that the Liens securing such Indebtedness are subordinated to the Liens securing the First Lien Obligation and (y) Liens securing any Indebtedness incurred pursuant to the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens on Collateral are junior in priority to the Lien granted to the Holders of the Notes; and

(41) Liens securing obligations in respect of (x) Indebtedness and other Obligations permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) obligations of the Issuer or any Subsidiary in respect of any Bank Products or Hedging Obligation provided by any lender party to any Credit Facility or any Affiliate of such lender (or any Person that was a lender or an Affiliate of a lender at the time the applicable agreements pursuant to which such Bank Products are provided were entered into).

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership (including a limited partnership), joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Priority Payment Lien Obligations” means Obligations secured by (x) Liens securing Obligations permitted to be incurred under the Senior Secured Credit Facilities (and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, refinancings or replacements thereof), including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (y) Liens securing obligations of the Issuer or any Restricted Subsidiary in respect of any Bank Products and Hedging Obligations provided by any lender party to the Senior Secured Credit Facilities or any Affiliate of such lender (or any Person that was a lender or an Affiliate of a lender at the time the applicable agreements pursuant to which such Bank Products or Hedging Obligations, as applicable, are provided were entered into) or (z) Liens permitted by clause (28) of the definition of “Permitted Liens”; provided that (i) no more than $350.0 million aggregate principal amount of Obligations under the Senior Secured Credit Facilities (and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, refinancings or replacements thereof) shall constitute Priority Payment Lien Obligations and (ii) (A) the representatives of such Priority Payment Lien Obligations shall at all times be parties to or execute joinder agreements (in the forms attached thereto agreeing to be bound thereby) to the Intercreditor Agreement and, if applicable, the other Collateral Documents, and (B) the Issuer has designated such Indebtedness as “Priority Payment Lien Obligations” thereunder.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Stock.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Facility” means any Securitization Facility (a) constituting a securitization financing facility that meets the following conditions: (i) the board of directors of the Issuer shall have determined in good faith that such Securitization Facility is in the aggregate economically fair and reasonable to the Issuer and (ii) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) or (b) constituting a receivables or payables financing or factoring facility.

“Rating Agencies” means Moody’s and S&P (and any of their respective successors and assigns) or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Registration Rights Agreement” means a registration rights agreement with respect to the Notes dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time and, with respect to any Additional Notes, one or more registration rights agreements among the Issuer and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuer to the purchasers of Additional Notes to register such Additional Notes under the Securities Act.

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Revolving Credit Agreement” means that certain Credit Agreement, dated as of November 16, 2012, as amended and restated as of June 28, 2013, as further amended and restated as of March 6, 2015, and as further amended and restated on August 10, 2017, and as it may be further amended or amended and restated on or prior to the Issue Date, by and among the Issuer, Holdings, Bank of America, N.A., as administrative agent, and the lenders and other parties party thereto.

“S&P” means S&P Global Ratings and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means the accounts receivable, royalty or other revenue streams and other rights to payment and any other assets related thereto subject to a Qualified Securitization Facility and the proceeds thereof.

“Securitization Facility” means any of one or more receivables or securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or Securitization Assets or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Facility.

“Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Secured Credit Facilities, the Existing Notes and the related guarantees thereof and Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all (x) Hedging Obligations (and guarantees thereof) and (y) obligations in respect of Bank Products (and guarantees thereof) owing to a lender under the Senior Secured Credit Facilities or any Affiliate of such lender (or any Person that was a lender or an Affiliate of such lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations and obligations in respect of Bank Products, as the case may be, are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Secured Credit Facilities” means the revolving credit facility, the term loan facility and other credit facilities under the Credit Agreements, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, refinancings or replacements thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or holders.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means (1) any business conducted or proposed to be conducted by the Issuer or any of its Restricted Subsidiaries on the Issue Date, and any reasonable extension thereof, or (2) any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries are engaged or propose to be engaged on the Issue Date.

“Solar” means V Solar Holdings, Inc. and its subsidiaries.

“Springing Maturity Condition” means that, to the extent the Maturity Date has not occurred prior to such time,(A) on the Springing Maturity Date for 2020 Notes, an aggregate principal amount of the 2020 Notes in excess of $275,000,000 are either outstanding or have not been repurchased (and cancelled), redeemed, defeased, repaid, refinanced or satisfied and discharged with (a) Refinancing Indebtedness, (b) net cash proceeds of an issuance of Qualified Equity Interests of Holdings to a Person other than a Subsidiary of Holdings, (c) a capital contribution to Holdings from a Person other than a Subsidiary of Holdings and/or (d) cash on balance sheet or proceeds from Asset Sales or (B) on the Springing Maturity Date for 2023 Notes, an aggregate principal amount of the 2023 Notes in excess of $125,000,000 are either outstanding or have not been repurchased (and cancelled), redeemed, defeased, repaid, refinanced or satisfied and discharged with (a) Refinancing Indebtedness, (b) net cash proceeds of an issuance of Qualified Equity Interests of Holdings to a Person other than a Subsidiary of Holdings, (c) a capital contribution to Holdings from a Person other than a Subsidiary of Holdings and/or (d) cash on balance sheet or proceeds from Asset Sales.

“Springing Maturity Date for the 2020 Notes” means the date that is 91 days before the maturity date with respect to the 2020 Notes.

“Springing Maturity Date for the 2023 Notes” means the date that is 91 days before the maturity date with respect to the 2023 Notes.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means each Guarantor other than Holdings.

“Support and Services Agreement” means the management services or similar agreements between certain of the management companies associated with one or more of the Investors or their advisors, if applicable, and the Issuer (and/or its direct or indirect parent companies).

“Term Loan Credit Agreement” means that certain Credit Agreement, dated as of September 6, 2018, among the Issuer, Holdings, Bank of America, N.A., as administrative agent, and the lenders and other parties thereto.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction Agreement” means the Transaction Agreement, dated as of September 19, 2012, by and among 313 Acquisition LLC, the Merger Subs, APX Group, Inc., V Solar Holdings, Inc., 2GIG Technologies, Inc. and the other parties party thereto, as amended, modified and supplemented from time to time.

“Transaction Expenses” means any fees or expenses incurred or paid by the Issuer or any Restricted Subsidiary in connection with the Acquisition Transactions and the Transactions, including payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock options.

“Transactions” means all issuances of the Existing Notes following November 16, 2012 but prior to the Issue Date, the issuance of the Notes on the Issue Date, the entering into of the Term Loan Credit Agreement, and the payment of transactions fees and expenses and other transactions in connection therewith or incidental thereto.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to May 1, 2021; provided, that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York (also referred to as “UCC”).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided, that:

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two business days prior to such determination.

“U.S. Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

provided, that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased (the “Applicable Indebtedness”), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100.0% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

The Issuer and the guarantors of the outstanding 2024 notes and the initial purchasers have entered into a registration rights agreement pursuant to which each of the Issuer and the guarantors of the outstanding 2024 notes have agreed that it will, at its expense, for the benefit of the holders of outstanding 2024 notes, (i) file one or more registration statements on an appropriate registration form with respect to a registered offer to exchange the outstanding 2024 notes for new notes, guaranteed by the guarantors on a senior basis, with terms substantially identical in all material respects to the outstanding 2024 notes and (ii) use its commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act. As of the date of this prospectus, $225.0 million aggregate principal amount of the outstanding 2024 notes are outstanding.

Under the circumstances set forth below, the Issuer and the guarantors will use their commercially reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding 2024 notes within the time periods specified in the registration rights agreement and keep such registration statement effective for up to one year after the effective date of the shelf registration statement. These circumstances include:

•	if any change in law or in currently prevailing interpretations of the staff of the SEC do not permit us to effect the exchange offer;

•	if the exchange offer is not consummated within the registration period contemplated by the registration rights agreement;

•	if, in certain circumstances, certain holders of unregistered exchange notes so request; or

•

if in the case of any holder that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act).

Under the registration rights agreement, if (A) we have not exchanged exchange notes for all notes validly tendered in accordance with the terms of the exchange offer or a shelf registration statement has not been declared effective under the Securities Act during the registration period contemplated by the registration rights agreement or (B) if applicable, a shelf registration statement covering resales of the notes has been declared effective and such shelf registration statement ceases to be effective at any time during the effectiveness period (subject to certain exceptions) (each such event referred to in clause (A) and clause (B), a “Registration Default”), then additional interest (“Additional Interest”) shall accrue on the principal amount of the outstanding 2024 notes at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any Registration Default (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such Additional Interest continues to accrue; provided that the rate at which such Additional Interest accrues may in no event exceed 1.00% per annum) (any such Additional Interest to be calculated by us) commencing on (x) the first day after the expiration of the registration period contemplated by the registration rights agreement (in the case of clause (A) above) or (y) the day such shelf registration statement ceases to be effective (in the case of clause (B) above); provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (A) above), or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (B) above) or if the notes otherwise no longer constitute transfer restricted securities (as such term is defined in the registration rights agreement), Additional Interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue.

If you wish to exchange your outstanding 2024 notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are not an affiliate of the Issuer or any guarantor within the meaning of Rule 405 of the Securities Act;

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding 2024 notes, where the broker-dealer acquired the outstanding 2024 notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of the Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an affiliate of the Issuer or any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are an affiliate of the Issuer or any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding 2024 notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding 2024 notes, where such outstanding 2024 notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the Issuer will accept for exchange in the exchange offer any outstanding 2024 notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding 2024 notes may only be tendered in a minimum principal amount of $2,000 and in integral multiples of $1,000 in excess thereof. The Issuer will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding 2024 notes surrendered in the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding 2024 notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure by the Issuer and the guarantors to fulfill their obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding 2024 notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that governs the terms of the outstanding 2024 notes. For a description of the indenture, see “Description of the Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding 2024 notes being tendered for exchange.

This prospectus and the letter of transmittal are being sent to all registered holders of outstanding 2024 notes. There will be no fixed record date for determining registered holders of outstanding 2024 notes entitled to participate in the exchange offer. The Issuer and the guarantors intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC. Outstanding 2024 notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture and the registration rights agreement except the Issuer and the guarantors will not have any further obligation to you to provide for the registration of the outstanding 2024 notes under the registration rights agreement.

The Issuer will be deemed to have accepted for exchange properly tendered outstanding 2024 notes when the Issuer has given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from the Issuer and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, the Issuer expressly reserves the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your outstanding 2024 notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding 2024 notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on April 30, 2020, which is the 24th business day after the date of this prospectus. However, if the Issuer, in its sole discretion, extends the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which the Issuer shall have extended the expiration of the exchange offer.

To extend the period of time during which an exchange offer is open, the Issuer will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding 2024 notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The Issuer reserves the right, in its sole discretion:

•	to delay accepting for exchange any outstanding 2024 notes (if the Issuer amends or extends the exchange offer);

•

to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by notice to the registered holders of the outstanding 2024 notes. If the Issuer amends the exchange offer in a manner that it determines to constitute a material change, the Issuer will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding 2024 notes of that amendment.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, the Issuer will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding 2024 notes and the Issuer may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in their judgment, would reasonably be expected to impair their ability to proceed with the exchange offer.

In addition, the Issuer will not be obligated to accept for exchange the outstanding 2024 notes of any holder that has not made to the Issuer:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering Outstanding 2024 notes” and “Plan of Distribution;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to the Issuer an appropriate form for registration of the exchange notes under the Securities Act.

The Issuer expressly reserves the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, the Issuer may delay acceptance of any outstanding 2024 notes by giving written notice of such extension to their holders. The Issuer will return any outstanding 2024 notes that the Issuer does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

The Issuer expressly reserves the right to amend or terminate the exchange offer and to reject for exchange any outstanding 2024 notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, the Issuer is generally required to extend the offering period for any material change, including the waiver of a material condition, so that at least five business days remain in the exchange offer after the change. The Issuer will give written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding 2024 notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for sole benefit of the Issuer and the Issuer may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in its sole discretion. If the Issuer fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that the Issuer may assert at any time or at various times prior to the expiration date.

In addition, the Issuer will not accept for exchange any outstanding 2024 notes tendered, and will not issue exchange notes in exchange for any such outstanding 2024 notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering Outstanding 2024 Notes

To tender your outstanding 2024 notes in the exchange offer, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding 2024 notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding 2024 notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between the Issuer and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding 2024 notes, letter of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding 2024 notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding 2024 notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding 2024 notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding 2024 notes, either:

•	make appropriate arrangements to register ownership of the outstanding 2024 notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding 2024 notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding 2024 notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding 2024 notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding 2024 notes listed on the outstanding 2024 notes, such outstanding 2024 notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding 2024 notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing outstanding 2024 notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by the Issuer, they should also submit evidence satisfactory to the Issuer of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding 2024 notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding 2024 notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the Issuer may enforce that agreement against such participant.

Acceptance of Exchange Notes

In all cases, the Issuer will promptly issue exchange notes for outstanding 2024 notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding 2024 notes or a timely book-entry confirmation of such outstanding 2024 notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding 2024 notes pursuant to the exchange offer, you will represent to the Issuer that, among other things:

•	you are not an affiliate of the Issuer or the guarantors within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding 2024 notes must represent that such outstanding 2024 notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes.

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

The Issuer will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding 2024 notes tendered for exchange. Determinations of the Issuer in this regard will be final and binding on all parties. The Issuer reserves the absolute right to reject any and all tenders of any particular outstanding 2024 notes not properly tendered or to not accept any particular outstanding 2024 notes if the acceptance might, in their or their counsel’s judgment, be unlawful. The Issuer also reserves the absolute right to waive any defects or irregularities as to any particular outstanding 2024 notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding 2024 notes for exchange must be cured within such reasonable period of time as the Issuer determine. Neither the Issuer, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding 2024 notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding 2024 notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, we anticipate that the exchange agent will establish an account with respect to the outstanding 2024 notes at DTC, as book-entry transfer facilities, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding 2024 notes by causing the book-entry transfer facility to transfer those outstanding 2024 notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding 2024 notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding 2024 notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding 2024 notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding 2024 notes who are unable to deliver confirmation of the book-entry tender of their outstanding 2024 notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding 2024 notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding 2024 notes but your outstanding 2024 notes are not immediately available or you cannot deliver your outstanding 2024 notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automatic Tender Offer Program, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and

•

notice of guaranteed delivery, that (i) sets forth your name and address, the certificate number(s) of such outstanding 2024 notes and the principal amount of outstanding 2024 notes tendered; (ii) states that the tender is being made thereby; and (iii) guarantees that, within two (2) New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding 2024 notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding 2024 notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding 2024 notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal within two (2) New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding 2024 notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding 2024 notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent;” or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding 2024 notes to be withdrawn;

•	identify the outstanding 2024 notes to be withdrawn, including the certificate numbers and principal amount of the outstanding 2024 notes; and

•	where certificates for outstanding 2024 notes have been transmitted, specify the name in which such outstanding 2024 notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding 2024 notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding 2024 notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding 2024 notes and otherwise comply with the procedures of the facility. The Issuer will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and its determination will be final and binding on all parties. Any outstanding 2024 notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding 2024 notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding 2024 notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding 2024 notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding 2024 Notes” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust, National Association has been appointed as the exchange agent for the exchange offer. Wilmington Trust, National Association also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail or Overnight Courier:	By Facsimile:	By Hand Delivery:
(302) 636-4139 Attn: Workflow Management
Wilmington Trust, National Association 1100 North Market Street Wilmington, DE 19890-1626 Attention: Workflow Management, 5th Floor Telephone: (302) 636-6470	To Confirm by Email: DTC@wilmingtontrust.com	Wilmington Trust, National Association 1100 North Market Street Wilmington, DE 19890-1626 Attention: Workflow Management, 5th Floor Telephone: (302) 636-6470

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding 2024 notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding unregistered notes pursuant to the exchange offer.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding 2024 notes, as the terms of the exchange notes are substantially identical to the terms of the outstanding 2024 notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer.

Transfer Taxes

The Issuer and the guarantors will pay all transfer taxes, if any, applicable to the exchange of outstanding 2024 notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding 2024 notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding 2024 notes tendered;

•	tendered outstanding 2024 notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding 2024 notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding 2024 notes for exchange will not be required to pay any transfer taxes. However, holders who instruct the Issuer to register exchange notes in the name of, or request that outstanding 2024 notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding 2024 notes for exchange notes under the exchange offer, your outstanding 2024 notes will remain subject to the restrictions on transfer of such outstanding 2024 notes:

•

as set forth in the legend printed on the outstanding 2024 notes as a consequence of the issuance of the outstanding 2024 notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding 2024 notes.

In general, you may not offer or sell your outstanding 2024 notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding 2024 notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding 2024 notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding 2024 notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding 2024 notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The exchange of outstanding 2024 notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding 2024 note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding 2024 note immediately before the exchange.

In any event, persons considering the exchange of outstanding 2024 notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of the notes (including the exchange of outstanding 2024 notes for exchange notes) by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (“the Code”) or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plans, accounts and arrangements described in clauses (i) and (ii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

Each Plan fiduciary should determine whether the investment of any portion of the assets of any Plan in the notes is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Each Plan should consider the fact that none of the Issuer, the guarantors or any of their respective affiliates (the “Transaction Parties”) will act as a fiduciary to any Plan with respect to the decision to acquire or hold the notes and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision. The decision to acquire or hold notes (including an exchange of outstanding 2024 notes for exchange notes) must be made by each prospective Plan on an arm’s length basis. In addition, each Plan must generally be represented by a fiduciary independent of the Transaction Parties that (i) is capable of evaluating investment risks independently, both in general and with regard to the Plan’s investment in the notes and (ii) has exercised independent judgment in evaluating whether to invest the assets of such Plan in the notes.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of the notes (including an exchange of outstanding 2024 notes for exchange notes) by a Covered Plan with respect to which the Issuer, a guarantor or any of their respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Covered Plan involved in the transaction and provided further that the Covered Plan pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring and/or holding the notes in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that any class exemption or any other exemption will be available with respect to any particular transaction involving the notes, or that if an exemption is available, it will cover all aspects of any particular transaction.

Plans that are, or whose assets constitute the assets of, “governmental plans” (within the meaning of Section 3(32) of ERISA), certain church plans and non-U.S. plans, while not necessarily subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of such Plans should consult with their counsel in connection with the acquisition and holding of any notes by such a Plan.

Because of the foregoing, the notes should not be acquired or held by any person investing the assets of any Plan unless such acquisition (including an exchange of outstanding 2024 notes for exchange notes) and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code, or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (including an exchange of outstanding 2024 notes for exchange notes), each holder will be deemed to have represented and warranted that either (i) no portion of the assets used by such holder to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes (including the exchange of outstanding 2024 notes for exchange notes) will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the notes.

The sale of notes to a Plan is in no respect a representation by the Issuer that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding 2024 notes where the outstanding 2024 notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 90 days, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding 2024 notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interest representing less than 1% of the capital commitments of funds affiliated with Blackstone. Certain legal matters with respect to the Utah registrants will be passed upon for us by Snell & Wilmer L.L.P. Certain legal matters with respect to Vivint Louisiana LLC will be passed upon for us by Taylor, Porter, Brooks & Phillips L.L.P.

EXPERTS

The consolidated financial statements of APX Group Holdings, Inc. and Subsidiaries at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and our guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantors and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this prospectus.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding unregistered notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of APX Group Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of APX Group Holdings, Inc. and Subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of Accounting Standards Update (ASU) No. 2014-09

As discussed in Note 2 and Note 3 to the consolidated financial statements, effective January 1, 2018 the Company changed its method for recognizing revenue from contracts with customers and its accounting for contract acquisition costs due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits for the years ended December 31, 2019 and 2018 in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. We conducted our audit for the year ended December 31, 2017 in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2011.

Salt Lake City, Utah

March 6, 2020

APX Group Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per-share amounts)

	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$4,549	$12,773
Accounts and notes receivable, net	64,216	48,724
Inventories	64,622	50,552
Prepaid expenses and other current assets	11,893	11,449

Total current assets	145,280	123,498
Property, plant and equipment, net	61,088	73,401
Capitalized contract costs, net	1,215,249	1,115,775
Deferred financing costs, net	1,123	2,058
Intangible assets, net	177,811	255,085
Goodwill	836,540	834,855
Operating lease right-of-use assets	65,320	—
Long-term notes receivables and other assets, net	95,827	119,819

Total assets	$2,598,238	$2,524,491

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$82,348	$66,646
Accrued payroll and commissions	72,642	65,479
Accrued expenses and other current liabilities	147,489	136,715
Deferred revenue	234,612	186,953
Current portion of notes payable, net	453,320	—
Current portion of operating lease liabilities	11,640	—
Current portion of finance lease liabilities	7,708	7,743

Total current liabilities	1,009,759	463,536
Notes payable, net	2,471,659	2,961,947
Notes payable, net - related party	103,634	75,148
Revolving line of credit	245,000	—
Finance lease liabilities, net of current portion	5,474	5,571
Deferred revenue, net of current portion	405,786	323,585
Operating lease liabilities, net of current portion	63,477	—
Other long-term obligations	80,540	90,209
Deferred income tax liabilities	2,231	1,096

Total liabilities	4,387,560	3,921,092
Commitments and contingencies (See Note 13)
Stockholders’ deficit:
Common stock, $0.01 par value, 100 shares authorized; 100 shares issued and outstanding	—	—
Additional paid-in capital	737,913	736,333
Accumulated deficit	(2,499,769)	(2,104,097)
Accumulated other comprehensive loss	(27,466)	(28,837)

Total stockholders’ deficit	(1,789,322)	(1,396,601)

Total liabilities and stockholders’ deficit	$2,598,238	$2,524,491

See accompanying notes to consolidated financial statements

APX Group Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands)

	Year ended December 31,
	2019	2018	2017
Revenues:
Recurring and other revenue	$1,155,981	$1,050,441	$843,420
Service and other sales revenue	—	—	26,988
Activation fees	—	—	11,575

Total revenues	1,155,981	1,050,441	881,983
Costs and expenses:
Operating expenses (exclusive of depreciation and amortization shown separately below)	369,285	355,813	321,476
Selling expenses (exclusive of amortization of deferred commissions of $181,265, $165,797 and $84,152, respectively, which are included in depreciation and amortization shown separately below)	193,359	213,386	198,348
General and administrative expenses	192,014	204,536	188,397
Depreciation and amortization	543,440	514,082	329,255
Restructuring and asset impairment charges	—	4,683	—

Total costs and expenses	1,298,098	1,292,500	1,037,476

Loss from operations	(142,117)	(242,059)	(155,493)
Other expenses (income):
Interest expense	260,014	245,214	225,772
Interest income	(23)	(425)	(130)
Other (income) loss, net	(7,665)	(17,323)	27,986

Loss before income taxes	(394,443)	(469,525)	(409,121)
Income tax expense (benefit)	1,313	(1,611)	1,078

Net loss	$(395,756)	$(467,914)	$(410,199)

See accompanying notes to consolidated financial statements

APX Group Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year ended December 31,
	2019	2018	2017
Net loss	$(395,756)	$(467,914)	$(410,199)
Other comprehensive income (loss), net of tax effects:
Foreign currency translation adjustment	1,371	(2,218)	3,155
Unrealized loss on marketable securities	—	—	(1,693)

Total other comprehensive income (loss)	1,371	(2,218)	1,462

Comprehensive loss	$(394,385)	$(470,132)	$(408,737)

See accompanying notes to consolidated financial statements

APX Group Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity (Deficit)

(In thousands)

	Common Stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2016	$—	$731,920	$(948,339)	$(28,763)	$(245,182)
Net Loss	—	—	(410,199)	—	(410,199)
Foreign currency translation adjustment	—	—	—	3,155	3,155
Unrealized loss on marketable securities	—	—	—	(1,693)	(1,693)
Stock-based compensation	—	1,577	(33)	—	1,544
Return of capital to Vivint Smart Home, Inc.	—	(1,151)	—	—	(1,151)

Balance, December 31, 2017	—	732,346	(1,358,571)	(27,301)	(653,526)
Net Loss	—	—	(467,914)	—	(467,914)
Foreign currency translation adjustment	—	—	—	(2,218)	(2,218)
Stock-based compensation	—	2,416	—	—	2,416
Return of capital to Vivint Smart Home, Inc.	—	(3,129)	—	—	(3,129)
ASU 2014-09 adoption	—	—	(276,930)	—	(276,930)
ASU 2016-01 adoption	—	—	(682)	682	—
Capital contribution	—	4,700	—	—	4,700

Balance, December 31, 2018	—	736,333	(2,104,097)	(28,837)	(1,396,601)
Net Loss	—	—	(395,756)	—	(395,756)
Foreign currency translation adjustment	—	—	—	1,371	1,371
Stock-based compensation	—	4,241	—	—	4,241
Return of capital to Vivint Smart Home, Inc.	—	(7,361)	—	—	(7,361)
ASU 2016-02 adoption	—	—	84	—	84
Capital contribution	—	4,700	—	—	4,700

Balance, December 31, 2019	$—	$737,913	$(2,499,769)	$(27,466)	$(1,789,322)

See accompanying notes to consolidated financial statements

APX Group Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net loss from operations	$(395,756)	$(467,914)	$(410,199)
Adjustments to reconcile net loss to net cash used in operating activities of operations:
Amortization of capitalized contract costs	437,285	398,174	—
Amortization of subscriber acquisition costs	—	—	206,153
Amortization of customer relationships	74,538	84,174	94,863
Gain on fair value changes of equity securities	(2,254)	(477)	—
Depreciation and amortization of property, plant and equipment and other intangible assets	31,617	31,734	28,239
Amortization of deferred financing costs and bond premiums and discounts	4,703	5,152	6,586
Loss (gain) on sale or disposal of assets	1,121	(49,762)	458
Loss on early extinguishment of debt	806	14,571	23,062
Stock-based compensation	4,241	2,505	1,595
Provision for doubtful accounts	25,043	19,405	22,465
Deferred income taxes	606	(2,149)	929
Changes in operating assets and liabilities, net of acquisitions:
Accounts and notes receivable, net	(34,486)	(34,008)	(49,590)
Inventories	(13,951)	64,442	(75,580)
Prepaid expenses and other current assets	(816)	4,695	(5,975)
Capitalized contract costs, net	(533,504)	(499,252)	—
Subscriber acquisition costs, net	—	—	(457,679)
Long-term notes receivables and other assets, net	20,975	(29,118)	(74,801)
Right-of-use assets	7,255	—	—
Accounts payable	5,611	(27,045)	70,525
Accrued payroll and commissions, accrued expenses, and other current and long-term liabilities	24,899	91,469	62,208
Current and long-term operating lease liabilities	(8,149)	—	—
Restructuring liability	—	—	(91)
Deferred revenue	128,624	172,905	247,500

Net cash used in operating activities	(221,592)	(220,499)	(309,332)
Cash flows from investing activities:
Capital expenditures	(10,119)	(19,412)	(20,391)
Proceeds from the sale of intangible assets	—	53,693	—
Proceeds from the sale of capital assets	878	127	776
Acquisition of intangible assets	(1,801)	(1,486)	(1,745)
Proceeds from sales of equity securities	5,430	—	—
Acquisition of other assets	—	—	(301)

Net cash (used in) provided by investing activities	(5,612)	32,922	(21,661)

See accompanying notes to consolidated financial statements

APX Group Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows Continued

(In thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:
Proceeds from notes payable	225,000	759,000	724,750
Proceeds from notes payable - related party	—	51,000	—
Repayments of notes payable	(233,100)	(522,191)	(450,000)
Borrowings from revolving line of credit	342,500	201,000	196,895
Repayments on revolving line of credit	(97,500)	(261,000)	(136,895)
Repayments of finance lease obligations	(9,781)	(12,354)	(10,007)
Payments of other long-term obligations	—	—	(2,983)
Financing costs	—	(11,317)	(18,277)
Deferred financing costs	(4,896)	(9,302)	(11,119)
Return of capital	(8,009)	(3,129)	(1,151)
Proceeds from capital contributions	4,700	4,700	—

Net cash provided by financing activities	218,914	196,407	291,213
Effect of exchange rate changes on cash	66	71	132

Net (decrease) increase in cash and cash equivalents	(8,224)	8,901	(39,648)
Cash and cash equivalents:
Beginning of period	12,773	3,872	43,520

End of period	$4,549	$12,773	$3,872

Supplemental cash flow disclosures:
Income tax paid	$661	$330	$219
Interest paid	$252,911	$239,441	$207,433
Supplemental non-cash investing and financing activities:
Finance lease additions	$10,197	$4,569	$14,633
Intangible asset acquisitions included within accounts payable, accrued expenses and other current liabilities and other long-term obligations	$1,536	$974	$557
Capital expenditures included within accounts payable, accrued expenses and other current liabilities	$2,074	$128	$2,531
Change in fair value of equity securities	$—	$—	$1,314
Property acquired under build-to-suit agreements included within other long-term obligations	$—	$—	$2,300

See accompanying notes to consolidated financial statements

APX Group Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business

APX Group Holdings, Inc. (“Holdings” or “Parent”), and its wholly-owned subsidiaries, (collectively the “Company”), is one of the largest smart home companies in North America. The Company is engaged in the sale, installation, servicing and monitoring of smart home and security systems, primarily in the United States and Canada. Holdings is wholly-owned by Vivint Smart Home, Inc., which is majority owned by 313 Acquisition, LLC. Vivint Smart Home, Inc. and APX Group Holdings, Inc. have no operations.

2. Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements pursuant to generally accepted accounting principles in the United States (“GAAP”). Preparing financial statements requires the Company to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on the Company’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the Company’s estimates. The results of operations presented herein are not necessarily indicative of the Company’s results for any future period.

Vivint Flex Pay

The Vivint Flex Pay plan (“Vivint Flex Pay”) became the Company’s primary sales model beginning in March 2017. Under Vivint Flex Pay, customers pay separately for the products (including control panel, security peripheral equipment, smart home equipment, and related installation) (“Products”) and Vivint’s smart home and security services (“Services”). The customer has the following three ways to pay for the Products: (1) qualified customers in the United States may finance the purchase of Products through a third-party financing providers (“Consumer Financing Program”) (2) the Company offers to some customers not eligible for the Consumer Financing Program, but who qualify under the Company’s underwriting criteria, may enter into a retail installment contract (“RIC”) directly with Vivint, or (3) customers may purchase the Products at the outset of the service contract by check, automatic clearing house payments (“ACH”), credit or debit card.

Although customers pay separately for Products and Services under the Vivint Flex Pay plan, the Company has determined that the shift in its sales model does not change the Company’s conclusion that the sale of Products and Services are one single performance obligation. As a result, all forms of transactions under Vivint Flex Pay create deferred revenue for the gross amount of Products sold. Gross deferred revenues are reduced by imputed interest on the RICs and the present value of expected payments due to the third-party financing provider under the Consumer Financing Program.

Under the Consumer Financing Program, qualified customers are eligible for loans provided by third-party financing providers of up to $4,000. The annual percentage rates on these loans range between 0% and 9.99%, based on the customer’s credit quality, and are either installment or revolving loans with a 42 or 60 month term.

For certain third-party provider loans, the Company pays a monthly fee based on either the average daily outstanding balance of the loans or the number of outstanding loans, depending on the third-party financing provider and the Company shares liability for credit losses, with the Company being responsible for between 5% and 100% of lost principal balances. Additionally, the Company is responsible for reimbursing certain third-party financing providers for credit card transaction fees associated with the loans. Because of the nature of these provisions, the Company records a derivative liability at its fair value when the third-party financing provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability is reduced as payments are made by the Company to the third-party financing provider. Subsequent changes to the fair value of the derivative liability are realized through other expenses (income), net in the Consolidated Statement of Operations. (See Note 9).

For other third-party loans, the Company receives net proceeds (net of fees and expected losses) for which the Company has no further obligation to the third-party. The Company records these net proceeds to deferred revenue.

Retail Installment Contract Receivables

For subscribers that enter into a RIC to finance the purchase of Products and related installation, the Company records a receivable for the amount financed. Gross RIC receivables are reduced for (i) expected write-offs of uncollectible balances over the term of the RIC and (ii) a present value discount of the expected cash flows using a risk adjusted market interest rate (together, the “RIC Discount”). Therefore, the RIC receivables equal the present value of the expected cash flows to be received by the Company over the term of the RIC. At the time of installation, the Company records a long-term note receivable within long-term notes receivables and other assets, net on the consolidated balance sheets for the present value of the receivables that are expected to be collected beyond 12 months of the reporting date. The unbilled receivable amounts that are expected to be collected within 12 months of the reporting date are included as a short-term notes receivable within accounts and notes receivable, net on the consolidated balance sheets. The billed amounts of notes receivables are included in accounts receivable within accounts and notes receivable, net on the consolidated balance sheets.

The Company imputes the interest on the RIC receivable using a risk adjusted market interest rate and records it as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The risk adjusted interest rate considers a number of factors, including credit quality of the subscriber base and other qualitative considerations such as macro-economic factors. The imputed interest income is recognized over the term of the RIC contract as recurring and other revenue on the consolidated statements of operations.

When the Company determines that there are RIC receivables that have become uncollectible, it records an adjustment to the RIC Discount and reduces the related note receivable balance. On a regular basis, the Company also assesses the level of the RIC Discount balance based on historical RIC write-off trends and adjusts the balance, if necessary. Account balances are written-off if collection efforts are unsuccessful and future collection is unlikely based on the length of time from the day accounts become past due. (See Note 4).

Revenue Recognition

The Company offers its customers smart home services combining Products, including a proprietary control panel, door and window sensors, door locks, security cameras and smoke alarms; installation; and a proprietary back-end cloud platform software and Services. These together create an integrated system that allows the Company’s customers to monitor, control and protect their home (“Smart Home Services”). The Company’s customers are buying this integrated system that provides them with these Smart Home Services. The number and type of Products purchased by a customer depends on their desired functionality. Because the Products and Services included in the customer’s contract are integrated and highly interdependent, and because they must work together to deliver the Smart Home Services, the Company has concluded that installed Products, related installation and Services contracted for by the customer are generally not distinct within the context of the contract and, therefore, constitute a single, combined performance obligation. Revenues for this single, combined performance obligation are recognized on a straight-line basis over the customer’s contract term, which is the period in which the parties to the contract have enforceable rights and obligations. The Company has determined that certain contracts that do not require a long-term commitment for monitoring services by the customer contain a material right to renew the contract, because the customer does not have to purchase Products upon renewal. Proceeds allocated to the material right are recognized over the period benefit, which is generally three years.

The majority of the Company’s subscription contracts are between three and five years in length and are non-cancelable. These contracts with customers generally convert into month-to-month agreements at the end of the initial term, and some customer contracts are month-to-month from inception. Payment for recurring monitoring and other Smart Home Services is generally due in advance on a monthly basis.

Sales of Products and other one-time fees such as service fees or installation fees are invoiced to the customer at the time of sale. Revenues for wireless internet service that were provided by Vivint Wireless Inc. (“Wireless Internet” or “Wireless”) and any Products or Services that are considered separate performance obligations are recognized when those Products or Services are delivered. Taxes collected from customers and remitted to governmental authorities are not included in revenue. Payments received or amounts billed in advance of revenue recognition are reported as deferred revenue.

Deferred Revenue

The Company’s deferred revenues primarily consist of amounts for sales (including upfront proceeds) of Smart Home Services. Deferred revenues are recognized over the term of the related performance obligation, which is generally three to five years.

Accounts Receivable

Accounts receivable consists primarily of amounts due from customers for recurring monthly monitoring Services and the billed portion of RIC receivables. The accounts receivable are recorded at invoiced amounts and are non-interest bearing and are included within accounts and notes receivable, net on the consolidated balance sheets. Accounts receivable totaled $20.5 million and $16.5 million and December 31, 2019 and 2018, respectively net of the allowance for doubtful accounts of $8.1 million and $5.6 million at December 31, 2019 and 2018, respectively. The Company estimates this allowance based on historical collection experience and subscriber attrition rates. When the Company determines that there are accounts receivable that are uncollectible, they are charged off against the allowance for doubtful accounts. The provision for doubtful accounts is included in general and administrative expenses in the accompanying consolidated statements of operations and totaled $25.0 million and $19.4 million for the years ended December 31, 2019 and 2018, respectively.

The changes in the Company’s allowance for accounts receivable were as follows for the periods ended (in thousands):

	Year ended December 31,
	2019	2018	2017
Beginning balance	$5,594	$5,356	$4,138
Provision for doubtful accounts	25,043	19,405	22,465
Write-offs and adjustments	(22,519)	(19,167)	(21,247)

Balance at end of period	$8,118	$5,594	$5,356

Restructuring and Asset Impairment Charges

Restructuring and asset impairment charges represent expenses incurred in relation to activities to exit or dispose of portions of the Company’s business that do not qualify as discontinued operations. Liabilities associated with restructuring are measured at their fair value when the liability is incurred. Expenses for related termination benefits are recognized at the date the Company notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Liabilities related to termination of a contract are measured and recognized at fair value when the contract does not have any future economic benefit to the entity and the fair value of the liability is determined based on the present value of the remaining obligation. The Company expenses all other costs related to an exit or disposal activity as incurred (See Note 10).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of APX Group Holdings, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Capitalized Contract Costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts. These include commissions, other compensation and related costs incurred directly for the origination and installation of new or upgraded customer contracts, as well as the cost of Products installed in the customer home at the commencement or modification of the contract. The Company calculates amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortizes those deferred contract costs on a straight-line basis over the expected period of benefit that the Company has determined to be five years, consistent with the pattern in which the Company provides services to its customers. The Company believes this pattern of amortization appropriately reduces the carrying value of the capitalized contract costs over time to reflect the decline in the value of the assets as the remaining period of benefit for each monthly portfolio of contracts decreases. The period of benefit of five years is longer than a typical contract term because of anticipated contract renewals. The Company applies this period of benefit to its entire portfolio of contracts. The Company updates its estimate of the period of benefit periodically and whenever events or circumstances indicate that the period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. Amortization of capitalized contract costs is included in “Depreciation and Amortization” on the consolidated statements of operations.

The carrying amount of the capitalized contract costs is periodically reviewed for impairment. In performing this review, the Company considers whether the carrying amount of the capitalized contract costs will be recovered. In estimating the amount of consideration the Company expects to receive in the future related to capitalized contract costs, the Company considers factors such as attrition rates, economic factors, and industry developments, among other factors. If it is determined that capitalized contract costs are impaired, an impairment loss is recognized for the amount by which the carrying amount of the capitalized contract costs and the anticipated costs that relate directly to providing the future services exceed the consideration that has been received and that is expected to be received in the future.

Contract costs not directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related subscriber contracts are expensed as incurred. These costs include those associated with housing, marketing and recruiting, non-direct lead generation costs, certain portions of sales commissions and residuals, overhead and other costs considered not directly and specifically tied to the origination of a particular subscriber.

On the consolidated statement of cash flows, capitalized contract costs are classified as operating activities and reported as “Capitalized contract costs—deferred contract costs” as these assets represent deferred costs associated with subscriber contracts.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with remaining maturities when purchased of three months or less.

Inventories

Inventories, which are comprised of smart home and security system equipment and parts are stated at the lower of cost or net realizable value with cost determined under the first-in, first-out (FIFO) method. Inventories sold to customers as part of a smart home and security system are generally capitalized as capitalized contract costs. The Company adjusts the inventories balance based on anticipated obsolescence, usage and historical write-offs.

Property, Plant and Equipment and Long-lived Assets

Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets or the lease term for assets under finance leases, whichever is shorter. Intangible assets with definite lives are amortized over the remaining estimated economic life of the underlying technology or relationships, which ranges from 2 to 10 years. Definite-lived intangible assets are amortized on the straight-line method over the estimated useful life of the asset or in a pattern in which the economic benefits of the intangible asset are consumed. Amortization expense associated with leased assets is included with depreciation expense. Routine repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets, including property, plant and equipment, capitalized contract costs, and definite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers whether or not indicators of impairment exist on a regular basis and as part of each quarterly and annual financial statement close process. Factors the Company considers in determining whether or not indicators of impairment exist include market factors and patterns of customer attrition. If indicators of impairment are identified, the Company estimates the fair value of the assets. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

The Company conducts an indefinite-lived intangible impairment analysis annually as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of the Company’s indefinite-lived intangibles may be less than the carrying amount. When indicators of impairment do not exist and certain accounting criteria are met, the Company is able to evaluate indefinite-lived intangible impairment using a qualitative approach. When necessary, the Company’s quantitative impairment test consists of two steps. The first step requires that the Company compare the estimated fair value of its indefinite-lived intangibles to the carrying value. If the fair value is greater than the carrying value, the intangibles are not considered to be impaired and no further testing is required. If the fair value is less than the carrying value, an impairment loss in an amount equal to the difference is recorded.

During the years ended December 31, 2019, 2018 and 2017, no impairments to long-lived assets or intangibles were recorded.

The Company’s depreciation and amortization included in the consolidated statements of operations consisted of the following (in thousands):

	Year ended December 31,
	2019	2018	2017
Amortization of capitalized contract costs	$437,285	$398,174	$—
Amortization of subscriber acquisition costs	—	—	206,153
Amortization of definite-lived intangibles	80,468	90,945	101,827
Depreciation of property, plant and equipment	25,687	24,963	21,275

Total depreciation and amortization	$543,440	$514,082	$329,255

Wireless Spectrum Licenses

The Company had capitalized as an intangible asset wireless spectrum licenses that were acquired from third parties. The cost basis of the wireless spectrum asset includes the purchase price paid for the licenses at the time of acquisition, plus costs incurred to acquire the licenses. The asset and related liability were recorded at the net present value of future cash outflows using the Company’s incremental borrowing rate at the time of acquisition.

The Company determined that the wireless spectrum licenses met the definition of indefinite-lived intangible assets because the licenses were able to be renewed periodically for a nominal fee, provided that the Company continued to meet the service and geographic coverage provisions. In January 2018, the Company terminated the wireless spectrum licenses for cash consideration. See Note 8 for further discussion.

Leases

Effective January 1, 2019 the Company accounts for leases under Topic 842 (see Recently Adopted Accounting Standards below). Under Topic 842, the Company determines if an arrangement is a lease at inception. Lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit rate when available. When implicit rates are not available, the Company uses an incremental borrowing rate based on the information available at commencement date. The lease ROU asset also includes any lease payments made and is reduced by lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not record lease ROU assets and liabilities for leases with terms of 12 months or less.

Leases are classified as either operating or finance at lease inception. Operating lease assets and liabilities and finance lease liabilities are stated separately on the consolidated balance sheets. Finance lease assets are included in property, plant and equipment, net on the consolidated balance sheets.

The Company has lease agreements with lease and non-lease components. For facility type leases, the Company separates the lease and non-lease components. Generally, the Company accounts for the lease and non-lease components as a single lease component for all other class of leases.

Prior to the adoption of Topic 842, the Company’s leases were classified as either operating or capital leases. Capital lease liabilities were stated separately on the consolidated balance sheets and capital lease assets were included in property, plant and equipment, net on the consolidated balance sheets. Operating leases were not recognized in the balance sheet. Capital lease balances are presented on the same lines as finance lease balances for comparative prior periods in the unaudited consolidated financial statements. See Recently Adopted Accounting Standards below and note 14 “Leases” for additional information related to the impact of adopting Topic 842.

Long-term Investments

The Company’s long-term investments are composed of equity securities in certain companies. As of December 31, 2018, the Company’s equity investments totaled $3.9 million. The Company did not hold any equity security investments as of December 31, 2019.

Management determines the appropriate fair value measurement of its investments at the time of purchase and reevaluates the fair value measurement at each balance sheet date. Equity securities, are classified as either short-term or long-term, based on the nature of each security and its availability for use in current operations. The Company’s equity securities are carried at fair value, with gains and losses, reported in other income or loss within the statement of operations

The Company performs impairment analyses of its investments without readily determinable fair values when events occur or circumstances change that would, more likely than not, reduce the fair value of the investment below its carrying value. When indicators of impairment do not exist, the Company evaluates impairment using a qualitative approach. Additionally, increases or decreases in the carrying amount resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer are adjusted through the statement of operations as needed.

Deferred Financing Costs

Certain costs incurred in connection with obtaining debt financing are deferred and amortized utilizing the straight-line method, which approximates the effective-interest method, over the life of the related financing. Deferred financing costs associated with obtaining APX’s revolving credit facility are amortized over the amended maturity dates discussed in Note 5. Deferred costs associated with the revolving credit facitliy reported in the accompanying consolidated balance sheets as deferred financing costs, net at December 31, 2019 and 2018 were $1.1 million and $2.1 million, net of accumulated amortization of $10.6 million and $9.6 million, respectively. Deferred financing costs included in the accompanying consolidated balance sheets within notes payable, net at December 31, 2019 and 2018 were $27.0 million and $32.4 million, net of accumulated amortization of $63.5 million and $54.6 million, respectively. Amortization expense on deferred financing costs recognized and included in interest expense in the accompanying consolidated statements of operations totaled $9.8 million, $10.4 million and $11.4 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Residual Income Plans

The Company has a program that allows certain third-party sales channel partners to receive additional compensation based on the performance of the underlying contracts they create (the “Channel Partner Plan”). The Company also has a residual sales compensation plan (the “Residual Plan”) under which the Company’s sales personnel (each, a “Plan Participant”) receive compensation based on the performance of the underlying contracts they create.

For both the Channel Partner Plan and Residual Plan, the Company calculates the present value of the expected future residual payments and records a liability for this amount in the period the subscriber account is originated. These costs are recorded to capitalized contract costs. The Company monitors actual payments and customer attrition on a periodic basis and, when necessary, makes adjustments to the liability. The amount included in accrued payroll and commissions was $4.5 million and $4.5 million as of December 31, 2019 and 2018, respectively, and the amount included in other long-term obligations was $20.7 million and $13.0 million at December 31, 2019 and 2018, respectively.

Stock-Based Compensation

The Company measures compensation cost based on the grant-date fair value of the award and recognizes that cost over the requisite service period of the awards (See Note 12).

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were approximately $60.4 million, $47.2 million and $42.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Income Taxes

The Company accounts for income taxes based on the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.

The Company recognizes the effect of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company’s policy for recording interest and penalties is to record such items as a component of the provision for income taxes.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company’s deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company’s results of operations, financial condition, or cash flows (See Note 11).

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables and cash. At times during the year, the Company maintains cash balances in excess of insured limits. The Company is not dependent on any single customer or geographic location. The loss of a customer would not adversely impact the Company’s operating results or financial position.

Concentrations of Supply Risk

As of December 31, 2019, approximately 88% of the Company’s installed panels were SkyControl panels, 12% were 2GIG Go!Control panels. During 2018 the Company transitioned to a new panel supplier. The loss of the Company’s panel supplier could potentially impact its operating results or financial position.

Fair Value Measurement

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to on-going fair value measurement are categorized and disclosed into one of three categories depending on observable or unobservable inputs employed in the measurement. These two types of inputs have created the following fair value hierarchy:

Level 1:	Quoted prices in active markets that are accessible at the measurement date for assets and liabilities.

Level 2:	Observable prices that are based on inputs not quoted in active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company recognizes transfers between levels of the hierarchy based on the fair values of the respective financial measurements at the end of the reporting period in which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2019 and 2018.

The carrying amounts of the Company’s accounts receivable, accounts payable and accrued and other liabilities approximate their fair values due to their short maturities.

Goodwill

The Company conducts a goodwill impairment analysis annually in the fourth fiscal quarter, as of October 1, and as necessary if changes in facts and circumstances indicate that the fair value of the Company’s reporting units may be less than their carrying amounts. When indicators of impairment do not exist and certain accounting criteria are met, the Company is able to evaluate goodwill impairment using a qualitative approach. When necessary, the Company’s quantitative goodwill impairment test consists of two steps. The first step requires that the Company compare the estimated fair value of its reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is greater than the carrying value of its net assets, goodwill is not considered to be impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value of its net assets, the Company would be required to complete the second step of the test by analyzing the fair value of its goodwill. If the carrying value of the goodwill exceeds its fair value, an impairment charge is recorded. The Company’s reporting units are determined based on its current reporting structure, which as of December 31, 2019 consisted of one reporting unit. The Company found that no indicators of goodwill impairment existed during the year ended December 31, 2019, thus a qualitative approach was used and it was determined that no impairment existed for goodwill.

During the years ended December 31, 2019, 2018 and 2017, no impairments to goodwill were recorded.

Foreign Currency Translation and Other Comprehensive Income

The functional currency of Vivint Canada, Inc. is the Canadian dollar. Accordingly, Vivint Canada, Inc. assets and liabilities are translated from their respective functional currencies into U.S. dollars at period-end rates and Vivint Canada, Inc. revenue and expenses are translated at the weighted-average exchange rates for the period. Adjustments resulting from this translation process are classified as other comprehensive (loss) income and shown as a separate component of equity.

When intercompany foreign currency transactions between entities included in the consolidated financial statements are of a long term investment nature (i.e., those for which settlement is not planned or anticipated in the foreseeable future) foreign currency translation adjustments resulting from those transactions are included in stockholders’ (deficit) equity as accumulated other comprehensive loss or income. When intercompany transactions are deemed to be of a short term nature, translation adjustments are required to be included in the consolidated statement of operations. The Company has determined that settlement of Vivint Canada, Inc. intercompany balances are anticipated and therefore such balances are deemed to be of a short-term nature. Translation activity included in the statements of operations in other loss, net related to intercompany balances was a gain of $3.4 million for the year ended December 31, 2019, a loss of $7.1 million for the year ended December 31, 2018, and a gain of $4.9 million for the year ended December 31, 2017.

Letters of Credit

As of December 31, 2019 and 2018, the Company had $11.1 million and $13.8 million, respectively, of letters of credit issued in the ordinary course of business, all of which are undrawn.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326)” which modifies the measurement of expected credit losses of certain financial instruments. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019 and must be applied using a modified-retrospective approach, with early adoption permitted. The Company expects the adoption of ASU 2016-13 to have an impact on the accounting for accounts receivable and RICs included in accounts and notes receivable, net and long-term notes receivables and other assets, net in the balance sheets and is still evaluating the extent of such impact.

Recently Adopted Accounting Standards

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” to increase transparency and comparability among organizations as it relates to lease assets and lease liabilities. The update requires that lease assets and lease liabilities be recognized on the balance sheet, and that key information about leasing arrangements be disclosed. Prior to this update, GAAP did not require operating leases to be recognized as lease assets and lease liabilities on the balance sheet.

The Company adopted ASU 2016-02 as of January 1, 2019, utilizing the modified retrospective approach and using certain practical expedients. The adoption of the standard resulted in recording ROU assets of $75.5 million and lease liabilities of $85.9 million as of January 1, 2019. The ROU assets are lower than the lease liabilities as existing deferred rent and lease incentive liabilities were recorded against the ROU assets at adoption in accordance with the standard. The standard did not materially affect the Company’s consolidated statements of operations or its consolidated statements of cash flows. The standard also resulted in a reassessment that a sale would have occurred at January 1, 2019 for the Company’s build-to-suit building. As a result, the Company classifies the leasing arrangement as an operating lease. The recognition of the sale-leaseback transaction resulted in an immaterial amount recorded to opening equity. See Note 6 for additional information on the sale-leaseback transaction. See Note 14 “Leases” for additional information related to the impact of adopting this standard.

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605).” Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, Topic 606 requires enhanced disclosures, including disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to Topic 606 and Subtopic 340-40 as the “new standard”.

The Company adopted the new standard as of January 1, 2018, utilizing the modified retrospective method of transition (the cumulative catch-up transition method). Adoption of the new standard resulted in changes to the accounting policies for revenue recognition, deferred revenue, and capitalized contract costs (formerly subscriber acquisition costs). The cumulative effect of applying the new standard to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to accumulated deficit as of the adoption date. The comparative information as of and for the year ended December 31, 2017 has not been adjusted and continues to be reported under Topic 605. See Note 3 “Revenue and Capitalized Contract Costs” for additional information related to the impact of adopting this standard and a discussion of the Company’s updated policies related to revenue recognition and accounting for costs to obtain and fulfill a customer contract.

3. Revenue and Capitalized Contract Costs

Customers are typically invoiced for Smart Home Services in advance or at the time the Company delivers the related Smart Home Services. The majority of customers pay at the time of invoice via credit card, debit card or ACH. Deferred revenue relates to the advance consideration received from customers, which precedes the Company’s satisfaction of the associated performance obligation. The Company’s deferred revenues primarily result from customer payments received in advance for recurring monthly monitoring and other Smart Home Services, or other one-time fees, because these performance obligations are satisfied over time.

During the years ended December 31, 2019 and 2018, the Company recognized revenues of $225.9 million and $144.1 million, respectively, that were included in the deferred revenue balance as of December 31, 2018 and 2017, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2019, approximately $2.6 billion of revenue is expected to be recognized from remaining performance obligations for subscription contracts. The Company expects to recognize approximately 61% of the revenue related to these remaining performance obligations over the next 24 months, with the remaining balance recognized over an additional 36 months.

Financial Statement Impact of Adopting Topic 606

The following tables compare the select reported consolidated statements of operations and cash flows line items to the amounts had the previous guidance been in effect (in thousands):

Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31, 2019			Year ended December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/ (Lower)	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/ (Lower)
Recurring and other revenue	$1,155,981	$1,038,788	$117,193	$1,050,441	$950,661	$99,780
Service and other sales revenue	—	66,542	(66,542)	—	46,177	(46,177)
Activation fees	—	8,117	(8,117)	—	9,705	(9,705)
Total revenues	1,155,981	1,113,447	42,534	1,050,441	1,006,543	43,898
Operating expenses	369,285	419,041	(49,756)	355,813	385,672	(29,859)
Depreciation and amortization	543,440	390,733	152,707	514,082	367,879	146,203
Loss from operations	(142,117)	(81,700)	(60,417)	(242,059)	(169,613)	(72,446)
Income tax (benefit) expense	1,313	3,142	(1,829)	(1,611)	806	(2,417)
Net loss	(395,756)	(337,168)	(58,588)	(467,914)	(397,885)	(70,029)

Consolidated Statements of Cashflows

	Year ended December 31, 2019			Year ended December 31, 2018
	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/ (Lower)	As Reported	Balances Without Adoption of Topic 606	Effect of Change Higher/ (Lower)
Cash flows from operating activities:
Net loss	$(395,756)	$(337,168)	$(58,588)	$(467,914)	$(397,885)	$(70,029)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of capitalized contract costs	437,285	—	437,285	398,174	—	398,174
Amortization of subscriber acquisition costs	—	284,574	(284,574)	—	251,971	(251,971)
Changes in operating assets and liabilities:
Capitalized contract costs—deferred contract costs	(533,504)	—	(533,504)	(499,252)	—	(499,252)
Subscriber acquisition costs—deferred contract costs	—	(483,748)	483,748	—	(469,393)	469,393
Accrued expenses and other current liabilities	24,899	26,727	(1,828)	91,469	93,886	(2,417)
Deferred revenue	128,624	171,163	(42,539)	172,905	216,803	(43,898)

Net cash used in operating activities	$(221,592)	$(221,592)	$—	$(220,499)	$(220,499)	$—

Timing of Revenue Recognition

The Company previously recognized certain service and other sales revenue when the Services were provided or when title to Products sold transferred to the subscriber. Revenue from the sale of Products that were not part of the service offering (i.e., those Products sold subsequent to the date of the initial installation) were also generally recognized upon delivery of Products. Under the new standard, the Company considers Products, related installation, and its proprietary back-end cloud platform software and services an integrated system that allows the Company’s subscribers to monitor, control and protect their homes. These Smart Home Services are accounted for as a single performance obligation that is recognized over the subscriber’s contract term. Accordingly, the Company now defers a larger portion of certain Smart Home Services revenue, as prior to the adoption of Topic 606 certain of this revenue was recognized at the time services were provided or upon delivery.

The Company previously amortized deferred revenues related to sales of Products and activation fees on subscriber contracts over the expected life of the customer, which was 15 years using a 240% declining balance method. Under the new standard, revenues related to sales of Products and activation fees are included in the transaction price allocated to the single Smart Home Service performance obligation and recognized straight-line over the subscriber’s contract term, which is generally three to five years.

Capitalized Contract Costs

Capitalized contract costs generally include commissions, other compensation and related costs incurred directly for the generation and installation of new or modified subscriber contracts, as well as the cost of

Products installed in the subscriber’s home at the commencement or modification of the contract. The Company previously deferred and amortized these costs for new subscriber contracts in the same manner as deferred revenue and generally expensed all costs associated with modified subscriber contracts. Under the new standard, the Company defers and amortizes these costs for new or modified subscriber contracts on a straight-line basis over the expected period of benefit of five years.

4. Retail Installment Contract Receivables

Certain subscribers have the option to purchase Products under a RIC, payable over either 42 or 60 months. Short-term RIC receivables are recorded in accounts and notes receivable, net and long-term RIC receivables are recorded in long-term notes receivables and other assets, net in the consolidated balance sheets.

The following table summarizes the RIC receivables (in thousands):

	December 31, 2019	December 31, 2018
RIC receivables, gross	$192,058	$175,250
RIC Discount	(59,513)	(34,163)

RIC receivables, net	$132,545	$141,087

Classified on the consolidated balance sheets as:
Accounts and notes receivable, net	$43,733	$32,185
Long-term notes receivables and other assets, net	88,812	108,902

RIC receivables, net	$132,545	$141,087

The changes in the Company’s RIC Discount were as follows (in thousands):

	For the Years Ended
	December 31, 2019	December 31, 2018
RIC Discount, beginning of period	$34,163	$36,048
Write-offs, net of recoveries	(21,392)	(26,360)
Change in RIC Discount on short-term and long-term RIC receivables	46,742	24,475

RIC Discount, end of period	$59,513	$34,163

During year ended December 31, 2019, 2018 and 2017, the amount of RIC imputed interest income recognized in recurring and other revenue was $13.6 million, $14.9 million and $7.3 million, respectively.

Change in Accounting Estimate in 2019

RIC receivables are recorded at their present value, net of the RIC Discount. The Company records the RIC Discount as an adjustment to deferred revenue and as an adjustment to the face amount of the related receivable. The RIC Discount considers a number of factors, including collection experience, credit quality of the subscriber base and other qualitative considerations such as macro-economic factors.

In the third quarter of 2019, with over two years of RIC customer history, the Company believed that it had sufficient data and experience from RIC receivables to reevaluate the remaining RIC Discount. The Company determined that actual RIC write-offs were trending higher than the expected write-offs used in the original estimates. Therefore, the Company determined that it was necessary to adjust the remaining RIC Discount balance primarily associated with subscribers originated in 2017 and 2018, to reflect the new estimate of the present value of cash expected to be collected over the remaining contractual periods.

In accordance with this change in accounting estimate, in the third quarter of 2019 the Company increased the RIC Discount and recognized an adjustment to revenue to record the proportional amount related to performance obligations that have already been delivered and the remaining amount (related to undelivered performance obligations) to deferred revenue. The Company recorded a total increase to the RIC Discount of $26.6 million, with a decrease to deferred revenue of $17.5 million and a decrease to recurring and other revenue of $9.1 million. The decrease to revenue resulted in a corresponding increase to net loss for the year ended December 31, 2019.

5. Long-Term Debt

The Company’s debt at December 31, 2019 and 2018 consisted of the following (in thousands):

	December 31, 2019
	Outstanding Principal	Unamortized Premium (Discount)	Unamortized Deferred Financing Costs(1)	Net Carrying Amount
Long-Term Debt:
Senior Secured Revolving Credit Facilities	$245,000	$—	$—	245,000
8.875% Senior Secured Notes Due 2022	270,000	(1,645)	(451)	267,904
7.875% Senior Secured Notes Due 2022	900,000	15,480	(9,532)	905,948
7.625% Senior Notes Due 2023	400,000	—	(3,081)	396,919
8.500% Senior Secured Notes Due 2024	225,000	—	(4,431)	220,569
Term Loan—noncurrent	791,775	—	(7,822)	783,953

Total Long-Term Debt	2,831,775	13,835	(25,317)	2,820,293
Current Debt:
8.75% Senior Notes due 2020	454,299	742	$(1,721)	453,320
Term Loan—current	8,100	—	—	8,100

Total Current Debt	462,399	742	(1,721)	461,420

Total Debt	$3,294,174	$14,577	$(27,038)	$3,281,713

	December 31, 2018
	Outstanding Principal	Unamortized Premium (Discount)	Unamortized Deferred Financing Costs(1)	Net Carrying Amount
Long-Term Debt:
8.75% Senior Notes due 2020	$679,299	$2,230	$(5,380)	$676,149
8.875% Senior Secured Notes Due 2022	270,000	(2,122)	(602)	267,276
7.875% Senior Secured Notes Due 2022	900,000	20,178	(12,799)	907,379
7.625% Senior Notes Due 2023	400,000	—	(3,922)	396,078
Term Loan—noncurrent	799,875	—	(9,662)	790,213

Total Long-Term Debt	3,049,174	20,286	(32,365)	3,037,095
Term Loan—current	8,100	—	—	8,100

Total Debt	$3,057,274	$20,286	$(32,365)	$3,045,195

(1)

Unamortized deferred financing costs related to the revolving credit facilities included in deferred financing costs, net on the consolidated balance sheets at December 31, 2019 and 2018 was $1.1 million and $2.1 million, respectively.

Notes Payable

2020 Notes

As of December 31, 2019, APX had $454.3 million outstanding aggregate principal amount of 8.75% senior notes due 2020 (the “2020 notes”) with a maturity date of December 1, 2020.

2022 Private Placement Notes

As of December 31, 2019, APX had $270.0 million outstanding aggregate principal amount of 8.875% senior secured notes due 2022 (the “2022 private placement notes”). The 2022 private placement notes will mature on December 1, 2022, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $190.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the 2022 private placement notes will mature on September 1, 2020. The 2022 private placement notes are secured, on a pari passu basis, by the collateral securing obligations under the 2022 private placement notes, the 2022 notes (as defined below), the 2024 notes (as defined below) and the revolving credit facilities and the Term Loan (as defined below), in all cases, subject to certain exceptions and permitted liens.

2022 Notes

As of December 31, 2019, APX had $900.0 million outstanding aggregate principal amount of 7.875% senior secured notes due 2022 (the “2022 notes”). The 2022 notes will mature on December 1, 2022, or on such earlier date when any outstanding pari passu lien indebtedness matures as a result of the operation of any “Springing Maturity” provision set forth in the agreements governing such pari passu lien indebtedness. The 2022 notes are secured, on a pari passu basis, by the collateral securing obligations under the 2022 private placement notes, the 2024 notes (as defined below), the revolving credit facilities and the Term Loan, in all cases, subject to certain exceptions and permitted liens.

2023 Notes

As of December 31, 2019, APX had $400.0 million outstanding aggregate principal amount of the 7.625% senior notes due 2023 (the “2023 notes”) with a maturity date of September 1, 2023.

2024 Notes

In May 2019, APX issued $225.0 million outstanding aggregate principal amount of 8.5% senior secured notes due 2024 (the “2024 notes” and, together with the 2020 notes, the 2022 notes, the 2022 private placement notes and the 2023 notes the “Notes”). The net proceeds from the 2024 notes offering were used to redeem $225.0 million aggregate principal amount of our 2020 notes, and to pay the related accrued interest and to pay all fees and expenses related thereto. The 2024 notes will mature on November 1, 2024, unless, under “Springing Maturity” provisions, (1) on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the 2024 notes will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2023 notes, in which case the 2024 Notes will mature on June 1, 2023. The 2024 notes are secured, on a pari passu basis, by the collateral securing obligations under the 2022 private placement notes, the 2022 notes, the revolving credit facilities and the Term Loan, in all cases, subject to certain exceptions and permitted liens.

Interest accrues at the rate of 8.75% per annum for the 2020 notes, 8.875% per annum for the 2022 private placement notes, 7.875% per annum for the 2022 notes, 7.625% per annum for the 2023 notes and 8.50% per annum for the 2024 notes. Interest on the 2020 notes, 2022 private placement notes and 2022 notes is payable semiannually in arrears on June 1 and December 1 of each year. Interest on the 2023 notes is payable semiannually in arrears on March 1 and September 1 of each year. Interest on the 2024 notes is payable semiannually in arrears on May 1 and November 1 each year. APX may redeem the Notes at the prices and on the terms specified in the applicable indenture, or the note purchase agreement.

Term Loan

In September 2018, APX entered into a credit agreement (the “September 2018 issuance”) for total term loans of $810.0 million (the “Term Loan”). The Company is required to make quarterly amortization payments under the Term Loan in an amount equal to 0.25% of the aggregate principal amount of Term Loan outstanding on the closing date thereof. The remaining principal amount outstanding under the Term Loan will be due and payable in full on March 31, 2024, unless, under “Springing Maturity” provision, (1) on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $275.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2020 notes, in which case the Term Loan will mature on September 1, 2020 or (2) on June 1, 2023 (the 91st day prior to the maturity of the 2023 notes) more than an aggregate principal amount of $125.0 million of such 2023 notes remain outstanding or have not been refinanced as permitted under the note purchase agreement for the 2023 notes, in which case the Term Loan will mature on June 1, 2023.

Borrowings under the Term Loan bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either (1) the base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings is 4.0% per annum and the applicable margin for LIBOR rate-based borrowings is 5.0% per annum. APX may prepay the Term Loan at the prices and on the terms specified in the credit agreement covering the Term Loan.

GSO Capital Partners, an affiliate of Blackstone, is a participating lender in the Term Loan and receives proportional interest payments of the outstanding debt held. As of December 31, 2019 and 2018, GSO Capital Partners held $103.6 million and $75.1 million, respectively, of outstanding aggregate principal of the Term Loan.

Debt Modifications and Extinguishments

The Company performs analyses on a creditor-by-creditor basis for debt modifications and extinguishments to determine if repurchased debt was substantially different than debt issued to determine the appropriate accounting treatment of associated issuance costs. As a result of these analyses, the following amounts of other expense and loss on extinguishment and deferred financing costs were recorded (in thousands):

	Other expense and loss on extinguishment				Deferred financing costs
Issuance	Original premium extinguished	Previously deferred financing costs extinguished	New financing costs	Total other expense and loss on extinguishment	Previously deferred financing rolled over	New deferred financing costs	Total deferred financing costs
For the year ended December 31, 2019
2024 Notes May 2019 issuance	$(588)	$1,395	$—	$807	$—	$4,956	$4,956

For the year ended December 31, 2018
Term Loan September 2018 issuance	(953)	4,207	11,317	14,571	—	10,275	10,275

For the year ended December 31, 2017
2023 Notes August 2017 issuance	—	1,408	8,881	10,289	473	4,569	5,042
2022 Notes February 2017 issuance	—	3,259	9,491	12,750	1,476	6,076	7,552

Total	$—	$4,667	$18,372	$23,039	$1,949	$10,645	$12,594

Deferred financing costs are amortized to interest expense over the life of the issued debt. The following table presents deferred financing activity for the years ended December 31, 2019 and 2018 (in thousands):

	Unamortized Deferred Financing Costs
	Balance December 31, 2018	Additions	Early Extinguishment	Amortized	Balance December 31, 2019
Revolving Credit Facility	$2,058	$—	$—	$(935)	$1,123
2020 Notes	5,380	—	(1,395)	(2,264)	1,721
2022 Private Placement Notes	602	—	—	(151)	451
2022 Notes	12,799	—	—	(3,267)	9,532
2023 Notes	3,922	—	—	(841)	3,081
2024 Notes	—	4,956	—	(525)	4,431
Term Loan	9,662	—	—	(1,840)	7,822

Total Deferred Financing Costs	$34,423	$4,956	$(1,395)	$(9,823)	$28,161

	Unamortized Deferred Financing Costs
	Balance December 31, 2017	Additions	Early Extinguishment	Amortized	Balance December 31, 2018
Revolving Credit Facility	$3,099	$—	$—	$(1,041)	$2,058
2019 Notes	2,877	—	(1,877)	(1,000)	—
2020 Notes	11,209	—	(2,330)	(3,499)	5,380
2022 Private Placement Notes	752	—	—	(150)	602
2022 Notes	16,067	—	—	(3,268)	12,799
2023 Notes	4,762	—	—	(840)	3,922
Term Loan	$—	$10,275	$—	$(613)	9,662

Total Deferred Financing Costs	$38,766	$10,275	$(4,207)	$(10,411)	$34,423

Revolving Credit Facility

On November 16, 2012, APX entered into a $200.0 million senior secured revolving credit facility, with a five year maturity. On March 6, 2015, APX amended and restated the credit agreement governing the revolving credit facility to provide for, among other things, (1) an increase in the aggregate commitments previously available to APX thereunder from $200.0 million to $289.4 million (“Revolving Commitments”) and (2) the extension of the maturity date with respect to certain of the previously available commitments. On August 10, 2017, APX further amended and restated the credit agreement governing the revolving credit facility to provide for, among other things, (1) an increase in the aggregate commitments previously available to the Company from $289.4 million to $324.3 million and (2) the extension of the maturity date with respect to certain of the previously available commitments.

Borrowings under the amended and restated revolving credit facility bear interest at a rate per annum equal to an applicable margin plus, at APX’s option, either (1) the base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00% or (2) the LIBOR rate determined by reference to the London interbank offered rate for dollars for the interest period relevant to such borrowing. The applicable margin for base rate-based borrowings (1)(a) under the Series A Revolving Commitments of approximately $267.0 million is 2.0% per annum and (b) under the Series B Revolving Commitments of approximately $21.2 million was 3.0% and (2)(a) the applicable margin for LIBOR rate-based borrowings (a) under the Series A Revolving Commitments is currently 3.0% per annum and (b) under the Series B Revolving Commitments is currently 4.0%. The applicable margin for borrowings under the revolving credit facility is subject to one step-down of 25 basis points based on APX meeting a consolidated first lien net leverage ratio test at the end of each fiscal quarter. Outstanding borrowings under the amended and restated revolving credit facility are allocated on a pro-rata basis between each Series based on the total Revolving Commitments.

In addition to paying interest on outstanding principal under the revolving credit facility, APX is required to pay a quarterly commitment fee (which will be subject to one interest rate step-down of 12.5 basis points, based on APX meeting a consolidated first lien net leverage ratio test) to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. APX also pays customary letter of credit and agency fees.

APX is not required to make any scheduled amortization payments under the revolving credit facility. The Series D Revolving Commitments of $15.4 million expired effective April 1, 2019 and the principal amount outstanding under the revolving credit facility will be due and payable in full with respect to the extended commitments under the Series A Revolving Credit Facility and Series B Revolving Credit Facility on March 31, 2021, unless, under “Springing Maturity” provisions, on September 1, 2020 (the 91st day prior to the maturity of the 2020 notes) more than an aggregate principal amount of $250.0 million of such 2020 notes remain outstanding or have not been refinanced as permitted under note purchase agreement for the 2020 notes, in which case the principal amount outstanding under the revolving credit facility will mature on September 1, 2020.

As of December 31, 2019 there was $245.0 million outstanding borrowings under the revolving credit facility. As of December 31, 2018, there was no outstanding borrowings under the revolving credit facility. As of December 31, 2019, the Company had $32.1 million of availability under the revolving credit facility (after giving effect to $11.1 million of outstanding letters of credit and $245.0 million of borrowings).

Guarantees

All of the obligations under the credit agreement governing the revolving credit facility, the credit agreement governing the Term Loan and the debt agreements governing the Notes are guaranteed by APX Group Holdings, Inc. and each of APX Group, Inc.’s existing and future material wholly-owned U.S. restricted subsidiaries. However, such subsidiaries shall only be required to guarantee the obligations under the debt agreements governing the Notes for so long as such entities guarantee the obligations under the revolving credit facility, the credit agreement governing the Term Loan or the Company’s other indebtedness.

6. Balance Sheet Components

The following table presents material balance sheet component balances as of December 31, 2019 and December 31, 2018 (in thousands):

	December 31,
	2019	2018
Prepaid expenses and other current assets
Prepaid expenses	$7,753	$7,183
Deposits	870	904
Other	3,270	3,362

Total prepaid expenses and other current assets	$11,893	$11,449

Capitalized contract costs
Capitalized contract costs	$2,903,389	$2,361,795
Accumulated amortization	(1,688,140)	(1,246,020)

Capitalized contract costs, net	$1,215,249	$1,115,775

Long-term notes receivables and other assets
RIC receivables, gross	$148,325	$143,065
RIC deferred interest	(59,514)	(34,164)
Security deposits	6,715	6,586
Investments	—	3,865
Other	301	467

Total long-term notes receivables and other assets, net	$95,827	$119,819

Accrued payroll and commissions
Accrued payroll	$35,666	$36,753
Accrued commissions	36,976	28,726

Total accrued payroll and commissions	$72,642	$65,479

Accrued expenses and other current liabilities
Accrued interest payable	$31,327	$28,885
Current portion of derivative liability	80,366	67,710
Service warranty accrual	8,680	8,813
Current portion of Term Loan	8,100	8,100
Blackstone monitoring fee, a related party	—	4,793
Accrued taxes	5,462	5,351
Accrued payroll taxes and withholdings	5,361	5,097
Loss contingencies	1,831	3,131
Other	6,362	4,835

Total accrued expenses and other current liabilities	$147,489	$136,715

7. Property Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,		Estimated Useful Lives
	2019	2018
Vehicles	$46,496	$45,050	3-5 years
Computer equipment and software	63,197	53,891	3-5 years
Leasehold improvements	28,593	26,401	2-15 years
Office furniture, fixtures and equipment	20,786	19,532	2-7 years
Build-to-suit lease building	—	8,247	10.5 years
Construction in process	3,480	2,975

Property, plant and equipment, gross	162,552	156,096
Accumulated depreciation and amortization	(101,464)	(82,695)

Property, plant and equipment, net	$61,088	$73,401

Property plant and equipment includes approximately $24.3 million and $23.7 million of assets under finance lease obligations, net of accumulated amortization of $22.8 million and $22.2 million at December 31, 2019 and 2018, respectively. Depreciation and amortization expense on all property plant and equipment was $25.7 million, $25.0 million and $21.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. Amortization expense relates to assets under finance leases as included in depreciation and amortization expense.

As a result of implementing ASU 2016-02, effective January 1, 2019 the Company’s build-to-suit leasing arrangement was considered a sale-leaseback and is classified as an operating lease. This resulted in a reduction to property, plant and equipment, net of $6.1 million and a reduction of $6.6 million related the financing lease obligation within accrued expenses and other current liabilities and other long-term obligations. See Note 12 “Leases” for additional information related to the impact of adopting ASU 2016-02.

8. Goodwill and Intangible Assets

Goodwill

The change in the carrying amount of goodwill during the year ended December 31, 2019 was the result of foreign currency translation adjustments as well as a $0.4 million addition associated with the acquisition of CrowdStorage (defined below). The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018, were as follows (in thousands):

Balance as of January 1, 2018	$836,970
Effect of Foreign Currency Translation	(2,115)

Balance as of December 31, 2018	834,855
Effect of CrowdStorage acquisition	453
Effect of Foreign Currency Translation	1,232

Balance as of December 31, 2019	$836,540

Intangible assets, net

The following table presents intangible asset balances as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
Definite-lived intangible assets:
Customer contracts	$967,623	$(794,926)	$172,697	$964,100	$(717,648)	$246,452	10 years
2GIG 2.0 technology	17,000	(16,534)	466	17,000	(15,292)	1,708	8 years
Other technology	4,725	(2,858)	1,867	2,917	(1,667)	1,250	2 - 7 years
Space Monkey technology	7,100	(6,809)	291	7,100	(5,756)	1,344	6 years
Patents	12,885	(10,454)	2,431	12,123	(8,415)	3,708	5 years

Total definite-lived intangible assets:	1,009,333	(831,581)	177,752	1,003,240	(748,778)	254,462
Indefinite-lived intangible assets:
IP addresses	—	—	—	564	—	564
Domain names	59	—	59	59	—	59

Total Indefinite-lived intangible assets	59	—	59	623	—	623

Total intangible assets, net	$1,009,392	$(831,581)	$177,811	$1,003,863	$(748,778)	$255,085

In May 2019, the Company acquired majority ownership interest in CrowdStorage, Inc. (“CrowdStorage”), a distributed cloud storage solution company. The Company determined that CrowdStorage was a variable interest entity and the Company was the primary beneficiary, because CrowdStorage was dependent on the Company for ongoing financial support. As part of this acquisition, the Company recognized a definite-lived intangible asset of $1.8 million, included within the other technology asset class in the above table. The financial position and results of operations of CrowdStorage are consolidated by the Company and the non-controlling interest associated with the minority interest holders was immaterial as of, and for, the year ended December 31, 2019.

In January 2018, Vivint Wireless and Verizon consummated the transactions contemplated by a termination agreement to which the parties agreed, among other things, to terminate the spectrum leases between Vivint Wireless and Nextlink, a subsidiary of Verizon, in exchange for a cash payment by Verizon to Vivint Wireless. The calculation of the gain recorded included cash proceeds of $55.0 million, extinguishment of the spectrum license liability of $27.9 million, offset by the write-off of the spectrum license asset in the amount of $31.3 million and regulatory costs associated with the sale of $1.3 million for a total net gain on sale of $50.4 million which is included in other income, net in the consolidated statement of operations.

During the year ended December 31, 2019 and 2018, the Company added $1.2 million and $1.7 million of intangible assets related to patents, respectively. Amortization expense related to intangible assets was approximately $80.5 million, $90.9 million and $101.8 million for the years ended December 31, 2019, 2018, and 2017, respectively.

As of December 31, 2019, the remaining weighted-average amortization period for definite-lived intangible assets was 2.9 years. Estimated future amortization expense of intangible assets, excluding approximately $0.3 million in patents currently in process, is as follows as of December 31, 2019 (in thousands):

2020	$68,996
2021	59,419
2022	48,973
2023	77
2024	5
Thereafter	—

Total estimated amortization expense	$177,470

9. Financial Instruments

Cash, Cash Equivalents and Equity Securities

Cash equivalents and equity securities with readily available determinable fair values (“Corporate Securities”) are classified as level 1 assets, as they have readily available market prices in an active market.

The following tables set forth the Company’s cash and cash equivalents and Corporate Securities’ adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or long-term notes receivables and other assets, net as of December 31, 2019 and 2018 (in thousands):

	December 31, 2019
	Adjusted Cost	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Long-Term Notes Receivables and Other Assets, net
Cash	$4,545	$—	$4,545	$4,545	$—
Level 1:
Money market funds	4	—	4	4	—

Total	$4,549	$—	$4,549	$4,549	$—

	December 31, 2018
	Adjusted Cost	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Long-Term Notes Receivables and Other Assets, net
Cash	$6,681	$—	$6,681	$6,681
Level 1:
Money market funds	6,092	—	6,092	6,092	—
Corporate securities	3,485	(304)	3,181	—	3,181

Subtotal	9,577	(304)	9,273	6,092	3,181

Total	$16,258	$(304)	$15,954	$12,773	$3,181

The Company sold its Corporate Securities in June 2019 and realized a gain of $2.3 million. During the years ended December 31, 2018 and 2017, the Company recorded unrealized losses of $0.3 million and $1.3 million, respectively, associated with the change in fair value of the Corporate Securities.

The carrying amounts of the Company’s accounts and notes receivable, accounts payable and accrued and other liabilities approximate their fair values.

Debt

Components of the Company’s debt including the associated interest rates and related fair values (in thousands, except interest rates) are as follows:

Issuance	December 31, 2019		December 31, 2018		Stated Interest Rate
	Face Value	Estimated Fair Value	Face Value	Estimated Fair Value
2020 Notes	454,299	455,253	679,299	643,568	8.750%
2022 Notes Private Placement Notes	270,000	267,975	270,000	257,073	8.875%
2022 Notes	900,000	909,000	900,000	855,000	7.875%
2023 Notes	400,000	378,040	400,000	326,000	7.625%
2024 Notes	225,000	232,290	—	—	8.500%
Term Loan	799,875	799,875	807,975	807,975	N/A

Total	$3,049,174	$3,042,433	$3,057,274	$2,889,616

The Notes are fixed-rate debt and considered Level 2 fair value measurements as the value was determined using observable market inputs, such as current interest rates as well as prices observable from less active markets. The Term Loan is floating-rate debt and approximates the carrying value as interest accrues at floating rates based on market rates.

Derivative Financial Instruments

Under the Consumer Financing Program, the Company pays a monthly fee to third-party financing providers based on either the average daily outstanding balance of the loans or the number of outstanding loans depending on third-party financing provider. The Company also shares the liability for credit losses, depending on the credit quality of the customer. Because of the nature of certain provisions under the Consumer Financing Program, the Company records a derivative liability that is not designated as a hedging instrument and is adjusted to fair value, measured using the present value of the estimated future payments. Changes to the fair value are recorded through other income, net in the Consolidated Statement of Operations. The following represent the contractual obligations with the third-party financing providers under the Consumer Financing Program that are components of the derivative:

•	The Company pays either a monthly fee based on the average daily outstanding balance of the loans, or the number of outstanding loans, depending on the third-party financing provider

•	The Company shares the liability for credit losses depending on the credit quality of the customer

•	The Company pays transactional fees associated with customer payment processing

The derivative is classified as a Level 3 instrument. The derivative positions are valued using a discounted cash flow model, with inputs consisting of available market data, such as market yield discount rates, as well as unobservable internally derived assumptions, such as collateral prepayment rates, collateral default rates and loss severity rates. These derivatives are priced quarterly using a credit valuation adjustment methodology. In summary, the fair value represents an estimate of the present value of the cash flows the Company will be obligated to pay to the third-party financing provider for each component of the derivative.

The following table summarizes the fair value and the notional amount of the Company’s outstanding derivative instrument as of December 31, 2019 and 2018 (in thousands):

	December 31,
	2019	2018
Consumer Financing Program Contractual Obligations:
Fair value	$136,863	$117,620
Notional amount	534,560	368,708
Classified on the consolidated balance sheets as:
Accrued expenses and other current liabilities	80,366	67,710
Other long-term obligations	56,497	49,910

Total Consumer Financing Program Contractual Obligation	$136,863	$117,620

Changes in Level 3 Fair Value Measurements

The following table summarizes the change in the fair value of the Level 3 outstanding derivative instrument for the years ended December 31, 2019 and 2018 (in thousands):

	December 31,
	2019	2018
Balance, beginning of period	$117,620	$46,496
Additions	94,592	93,095
Settlements	(70,213)	(34,587)
(Gains) losses included in earnings	(5,136)	12,616

Balance, end of period	$136,863	$117,620

10. Restructuring and Asset Impairment Charges

Restructuring

During the year ended December 31, 2018, the Company announced a number of cost reduction initiatives that are expected to reduce certain of the Company’s General and Administrative, Customer Service, and Sales Support fixed costs. The Company completed the majority of these cost reduction initiatives in the second and third quarters of 2018, with the remainder by the end of 2018. In addition to resulting in meaningful cost reductions, the Company’s initiatives are expected to streamline operations, focus engineering and innovation and provide a better focus on driving customer satisfaction.

As part of these initiatives, the Company and Best Buy agreed in principle to end the co-branded Best Buy Smart Home by Vivint arrangement (“Best Buy Agreement”), which resulted in the elimination of in-store sales positions. In addition, the Company eliminated other general and administrative positions. These actions resulted in one-time cash employee severance and termination benefits expenses of $4.7 million during the year ended December 31, 2018. The Company formally terminated its relationship with Best Buy in December 2018 and agreed to pay a termination fee of $5.5 million. The difference between the termination fee and all previously recorded liabilities relating to the Company’s Best Buy Agreement was recorded as a reduction to capitalized contract costs.

The following table presents accrued restructuring activity for the years ended December 31, 2019 and 2018.

Employee severance and termination benefits
Accrued restructuring balance as of December 31, 2017	$—
Restructuring expenses	4,683
Cash payments	(4,341)

Accrued restructuring balance as of December 31, 2018	342
Cash payments	(342)

Accrued restructuring balance as of December 31, 2019	$—

Wireless Spin-Off

On July 31, 2019, the Company completed a spin-off of its Wireless subsidiary. In connection with the spin-off, the equity interests of Wireless were distributed to the shareholders of Vivint Smart Home pro rata based on their respective holdings. As a result of the spin-off, the Company’s additional paid-in capital was decreased by the net assets of Wireless of $4.8 million, as of the effective date of the spin-off. The spin-off does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

The results of Wireless are reflected in the Company’s consolidated financial statement up through July 31, 2019. The following financial information presents the results of operations of Wireless for the years ended December 31, 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
Revenues:
Recurring and other revenue	$2,808	$6,870	$9,504
Activation fees	—	—	89

Total revenues	2,808	6,870	9,593
Costs and expenses:
Operating expenses	5,455	8,295	9,990
Selling expenses	137	674	194
General and administrative expenses	5,291	15,547	12,167
Depreciation and amortization	68	102	23

Total costs and expenses	10,951	24,618	22,374

Loss from operations	(8,143)	(17,748)	(12,781)
Other expenses (income):
Interest expense	—	2	2,354
Other income, net	(2,100)	(52,021)	(37)

Net (loss) income	$(6,043)	$34,271	$(15,098)

11. Income Taxes

The Company files a consolidated federal income tax return with its wholly-owned subsidiaries.

The income tax expense (benefit) consisted of the following (in thousands):

	Year ended December 31,
	2019	2018	2017
Current income tax:
Federal	$—	$—	$—
State	703	512	151
Foreign	(2)	(52)	(24)

Total	701	460	127
Deferred income tax:
Federal	(380)	—	(326)
State	(73)	—	(53)
Foreign	1,065	(2,071)	1,330

Total	612	(2,071)	951

Income tax expense (benefit)	$1,313	$(1,611)	$1,078

The following reconciles the tax benefit computed at the statutory federal rate and the Company’s tax expense (benefit) (in thousands):

	Year ended December 31,
	2019	2018	2017
Computed expected tax benefit	$(82,833)	$(98,598)	$(139,100)
State income taxes, net of federal tax effect	483	404	65
Foreign income taxes	232	(690)	(299)
Other reconciling items	2,988	—	(344)
Permanent differences	7,007	4,406	2,008
Effect of Federal law change	—	—	166,876
Change in valuation allowance	73,436	92,867	(28,128)

Income tax expense (benefit)	$1,313	$(1,611)	$1,078

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands)

	December 31,
	2019	2018
Gross deferred tax assets:
Net operating loss carryforwards	$585,783	$591,244
Deferred subscriber income	151,051	113,103
Interest expense limitation	111,682	56,381
Accrued expenses and allowances	26,683	18,766
Lease liabilities	18,773	—
Purchased intangibles and deferred financing costs	11,232	17,788
Inventory reserves	3,387	4,688
Research and development credits	41	41
Valuation allowance	(566,427)	(467,705)

Total	342,205	334,306
Gross deferred tax liabilities:
Deferred capitalized contract costs	(325,616)	(332,547)
Right of use assets	(16,355)	—
Property and equipment	(2,465)	(2,242)
Prepaid expenses	—	(613)

Total	(344,436)	(335,402)

Net deferred tax liabilities	$(2,231)	$(1,096)

The Company had net operating loss carryforwards as follows (in thousands):

	December 31,
	2019	2018
Net operating loss carryforwards:
Federal	$2,407,825	$2,405,380
States	1,972,170	1,656,333
Canada	10,390	19,753

Total	$4,390,385	$4,081,466

U.S. federal net operating loss carryforwards will begin to expire in 2026, if not used. State net operating loss carryforwards expire over different periods and some have already begun to expire. The Company had United States research and development credits of approximately $41,000 at December 31, 2019, and December 31, 2018, which begin to expire in 2030.

Canadian net operating loss carryforwards will begin to expire in 2029.

Realization of the Company’s federal and state net operating loss carryforwards and tax credits is dependent on generating sufficient taxable income prior to their expiration. Although a portion of these net operating loss carryforwards may be subject to the provisions of Internal Revenue Code Section 382, the Company has not performed a formal study to determine the amount of any limitation. The use of the net operating loss carryforwards may have additional limitations resulting from future ownership changes or other factors under Section 382 of the Internal Revenue Code.

On December 22, 2017, Congress enacted the Tax Act, which made significant changes to U.S. federal income tax laws, including reducing the corporate rate from 35% to 21% effective January 1, 2018. The Tax Act included a Global Intangible Low-Taxed Income (“GILTI”) provision which introduced a new tax on foreign income in excess of a deemed return on tangible business property of foreign subsidiaries. The GILTI provisions of the Tax Act became effective for the Company during 2018 and it elected to account for it in the period incurred (the “period cost method”).

At December 31, 2019 and 2018, the Company recorded a valuation allowance against its U.S. federal and state net deferred tax assets as it believes it is more likely than not that these benefits will not be realized. Significant judgment is required in determining the Company’s provision for income taxes, recording valuation allowances against net deferred tax assets and evaluating the Company’s uncertain tax positions. The Company has considered and weighed the available evidence, both positive and negative, to determine whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Based on available information, management does not believe it is more likely than not that all of its deferred tax assets will be utilized. The Company recorded a valuation allowance for U.S. net deferred tax assets of approximately $566.4 million and $467.7 million at December 31, 2019 and 2018, respectively.

As of December 31, 2019, the Company’s income tax returns for the tax years 2014 and later, remain subject to examination by the Internal Revenue Service and various state taxing authorities.

12. Stock-Based Compensation and Equity

313 Incentive Units

The Company’s indirect parent, 313 Acquisition LLC (“313”), which is majority owned by the Investors, has authorized the award of profits interests, representing the right to share a portion of the value appreciation on the initial capital contributions to 313 (“Incentive Units”). As of December 31, 2019, a total of 78,401,126 Incentive Units had been awarded, and were outstanding, to current and former members of senior management and a board member, of which 42,169,456 were issued to the Company’s Chief Executive Officer and President. In June 2018, the Incentive Units and SARs (defined below) vesting terms were modified (“Modification”). Prior to the Modification, the Incentive Units were subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date and (2) two-thirds subject to the achievement of certain investment return thresholds by The Blackstone Group Inc. and its affiliates (“Blackstone”). Pursuant to the Modification the Incentive Units are subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date, (2) one-third subject to the achievement of certain investment return thresholds by Blackstone and (3) one-third subject to ratable time-based vesting over a five year period from June 2018 for those granted prior to the modification or the applicable vesting reference date for those granted on or following the Modification. The Company has not recorded any expense related to the performance-based portion of the awards, as the achievement of the vesting condition is not yet deemed probable. In the event of a change of control, all outstanding Incentive Units with time-based vesting conditions will become fully vested and exercisable.

The fair value of stock-based awards is measured at the grant date, or the Modification date, and is recognized as expense over the employee’s requisite service period. The grant date fair value was primarily determined using a Monte Carlo simulation valuation approach with the following assumptions: expected volatility varies from 55% to 125%; expected exercise term between 3.96 and 6.00 years; and risk-free rate between 0.61% and 2.61%.

A summary of the Incentive Unit activity for the years ended December 31, 2019 and 2018 is presented below:

	Incentive Units	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2017	85,812,836	$1.19	5.81	$—
Forfeited	(450,000)	1.93

Outstanding, December 31, 2018	85,362,836	1.19	5.81	—
Granted	1,000,000	1.95
Forfeited	(7,961,710)	1.32

Outstanding, December 31, 2019	78,401,126	1.18	5.28	51.2

Unvested shares expected to vest after December 31, 2019	48,574,548	1.21	5.38	30.5
Exercisable at December 31, 2019	29,826,578	$1.13	5.12	$20.7

As of December 31, 2019, there was $7.9 million of unrecognized compensation expense related to outstanding Incentive Units, which will be recognized over a weighted-average period of 3.41 years. As of each December 31, 2019 and 2018, the weighted average grant date fair value per share of the outstanding incentive units was $0.36.

Stock Appreciation Rights

The Company’s subsidiary, Vivint Group, Inc. (“Vivint Group”), has awarded Stock Appreciation Rights (“SARs”) to various levels of key employees and board members, pursuant to an omnibus incentive plan. The purpose of the SARs is to attract and retain personnel and provide an opportunity to acquire an equity interest of Vivint Group and/or its direct or indirect parents. Prior to the Modification in June 2018, the SARs were subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date and (2) two-thirds subject to the achievement of certain investment return thresholds by Blackstone. Pursuant to the Modification the Incentive Units are subject to time-based and performance-based vesting conditions, with (1) one-third subject to ratable time-based vesting over a five year period from the applicable vesting reference date, (2) one-third subject to the achievement of certain investment return thresholds by Blackstone and (3) one-third subject to ratable time-based vesting over a five year period from June 2018 for those granted prior to the Modification or the applicable vesting reference date for those granted on or following the Modification. The Company has not recorded any expense related to the performance-based portion of the awards, as the achievement of the vesting condition is not yet deemed probable. In connection with this plan, 41,700,249 SARs were outstanding as of December 31, 2019. In addition, 53,621,891 SARs have been set aside for funding incentive compensation pools pursuant to long-term sales and installation employee incentive plans established by the Company. In the event of a change of control, all outstanding SARs with time-based vesting conditions will become fully vested and exercisable. The Company expects to settle SARs through issuance of common stock.

The fair value of the Vivint Group awards is measured at the grant date, or the Modification date, and is recognized as expense over the employee’s requisite service period. The fair value is determined using a Black-Scholes option valuation model with the following assumptions: expected volatility varies from 55% to 125%, expected dividends of 0%; expected exercise term between 6.00 and 6.50 years; and risk-free rates between 0.61% and 2.61%. Due to the lack of historical exercise data, the Company used the simplified method in determining the estimated exercise term, for all Vivint Group awards.

A summary of the Vivint Group SAR activity for the years ended December 31, 2019 and 2018 is presented below:

	Stock Appreciation Rights	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2017	32,754,290	$1.26	9.21	$—
Granted	14,630,000	1.79
Forfeited	(9,255,137)	1.31
Exercised	(117,274)	0.89

Outstanding, December 31, 2018	38,011,879	1.46	8.07	—
Granted	10,772,000	1.95
Forfeited	(5,584,582)	1.55
Exercised	(1,499,048)	0.89

Outstanding, December 31, 2019	41,700,249	1.57	7.86	0.9

Unvested shares expected to vest after December 31, 2019	33,649,333	1.63	8.07	0.5
Exercisable at December 31, 2019	8,050,916	$1.32	7.01	$0.4

As of December 31, 2019, there was $6.2 million of unrecognized compensation expense related to outstanding Vivint awards, which will be recognized over a weighted-average period of 3.55 years. As of December 31, 2019 and 2018, the weighted average grant date fair value per share of the outstanding SARs was $0.30 and $0.23, respectively.

Restricted Stock Units

In March 2019 and June 2018, the Company’s subsidiary, Vivint Group, awarded 236,111 and 360,000 Restricted Stock Units (“RSUs”), respectively, to certain board members, pursuant to an omnibus incentive plan. The purpose of the RSUs is to compensate board members for their board service and align their interests of those of the Company’s shareholders. The RSUs are subject to a three year time-based ratable vesting period. 397,407 RSUs are expected to vest after December 31, 2019 and 198,704 are exercisable at December 31, 2019. In the event of a change of control, all outstanding RSUs will become fully vested.

The fair value of the RSU awards, representing the estimated equity value per share of Vivint Group at the grant date, is recognized as expense over the requisite service period. The fair values are determined using management’s financial projections and available market data at the time of issuance. The grant date fair value per share of the outstanding RSUs was $1.08 for the March 2019 issuance and $0.48 for the June 2018 issuance. As of December 31, 2019, there was $0.2 million of unrecognized compensation expense related to outstanding RSUs, which will be recognized over a period of 1.62 years.

Stock-based compensation expense in connection with all stock-based awards for the years ended December 31, 2019, 2018 and 2017 is allocated as follows (in thousands):

	Year ended December 31,
	2019	2018	2017
Operating expenses	$320	$129	$65
Selling expenses	508	285	217
General and administrative expenses	3,413	2,091	1,313

Total stock-based compensation	$4,241	$2,505	$1,595

Capital Contribution

During each year end December 31, 2019 and 2018, Parent contributed $4.7 million to the Company as capital contributions. During the years ended December 31, 2019 2018, and 2017, the Company returned capital to Parent of $7.4 million, $3.1 million and $1.2 million, respectively.

13. Commitments and Contingencies

Indemnification

Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees with respect to certain litigation matters and investigations that arise in connection with their service to the Company. These obligations arise under the terms of its certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse these individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

Legal

The Company is named from time to time as a party to lawsuits arising in the ordinary course of business related to its sales, marketing, and the provision of its services and equipment claims. Actions filed against the Company include commercial, intellectual property, customer, and labor and employment related claims, including complaints of alleged wrongful termination and potential class action lawsuits regarding alleged violations of federal and state wage and hour and other laws. In addition, from time to time the Company is subject to examinations, investigations and/or enforcement actions by federal and state licensing and regulatory agencies and may face the risk of penalties for violation of financial services, consumer protections and other applicable laws and regulations. For example, in 2019, the Company received a subpoena in connection with an investigation by the U.S. Department of Justice (“DOJ”) concerning potential violations of the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”). The Company also has received a civil investigative demand from the staff of the Federal Trade Commission (“FTC”) concerning potential violations of the Fair Credit Reporting Act (“FCRA”) and the “Red Flags Rule” thereunder, and the Federal Trade Commission Act (“FTC Act”). In general, litigation can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict and the costs incurred in litigation can be substantial. The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimated liabilities. Factors that the Company considers in the determination of the likelihood of a loss and the estimate of the range of that loss in respect of legal matters include the merits of a particular matter, the nature of the matter, the length of time the matter has been pending, the procedural posture of the matter, how the Company intends to defend the matter, the likelihood of settling the matter and the anticipated range of a possible settlement. Because such matters are subject to many uncertainties, the ultimate outcomes are not predictable and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above will not exceed the amounts reflected in the Company’s financial statements or that the matters will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

The Company regularly reviews outstanding legal claims and actions to determine if reserves for expected negative outcomes of such claims and actions are necessary. The Company had reserves for all such matters of approximately $1.8 million and $2.5 million as of December 31, 2019 and 2018, respectively. In conjunction with one of the settlements, the Company is obligated to pay certain future royalties, based on sales of future Products.

During the year ended December 31, 2017 the Company accrued $10.0 million related to the settlement of litigation with ADT Inc. included in accounts payable on the consolidated balance sheets. The Company paid the full amount in early 2018.

Operating Leases

The Company leases office and warehouse space, certain equipment, software and an aircraft under operating leases with related and unrelated parties expiring in various years through 2028. The leases require the Company to pay additional rent for increases in operating expenses and real estate taxes and contain renewal options. Total rent expense for all operating leases for the years ended December 31, 2018 and 2017 was $16.5 million and $17.0 million, respectively. See Note 14 “Leases” for additional information related to the impact of adopting Topic 842.

Capital Leases

The Company also enters into certain capital leases with expiration dates through May 2022. On an ongoing basis, the Company enters into vehicle lease agreements under a Fleet Lease Agreement. The lease agreements are typically 36 to 48 month leases for each vehicle. As of December 31, 2018, the capital lease obligation balance was $13.3 million. See Note 14 “Leases” for additional information related to the impact of adopting Topic 842.

Spectrum Licenses

During the year ended December 31, 2016, Vivint Wireless, Inc. (“Vivint Wireless”), an indirect wholly owned subsidiary of the Company, entered into leasing agreements with Nextlink Wireless, LLC (“Nextlink”) for designated radio frequency spectrum in 40 mid-sized metropolitan markets. In December 2017, Vivint Wireless entered into a Termination Agreement with Verizon Communications Inc. (“Verizon”) pursuant to which the parties agreed, among other things, to terminate certain spectrum leases, including the 40 aforementioned leasing agreements, between Vivint Wireless and Nextlink, a subsidiary of Verizon, in exchange for cash consideration. In January 2018, the Company consummated the transactions contemplated by the Termination Agreement with Verizon. See Note 8 for further discussion.

In addition to the commitments mentioned above, the Company had other purchase obligations of $48.6 million as of December 31, 2019 that consisted of commitments related to software licenses, marketing activities, and other goods and services.

14. Leases

The Company has operating leases for corporate offices, warehouse facilities, research and development and other operating facilities, an aircraft, and other operating assets. The Company has finance leases for vehicles, office equipment and other warehouse equipment. The leases have remaining terms of 1 year to 9 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows (in thousands):

Year ended December 31, 2019
Operating lease cost	$16,323
Finance lease cost:
Amortization of right-of-use assets	$5,533
Interest on lease liabilities	730

Total finance lease cost	$6,263

Supplemental cash flow information related to leases was as follows (in thousands):

Year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(16,713)
Operating cash flows from finance leases	(730)
Financing cash flows from finance leases	(9,781)
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$3,423
Finance leases	8,728

Supplemental balance sheet information related to leases was as follows (in thousands, except lease term and discount rate):

Year ended December 31, 2019
Operating Leases
Operating lease right-of-use assets	$65,320
Current operating lease liabilities	$11,640
Operating lease liabilities	63,477

Total operating lease liabilities	$75,117

Finance Leases
Property, plant and equipment, gross	$47,175
Accumulated depreciation	(22,827)

Property, plant and equipment, net	$24,348

Current finance lease liabilities	$7,708
Finance lease liabilities	5,474

Total finance lease liabilities	$13,182

Weighted Average Remaining Lease Term
Operating leases	6 years
Finance leases	1.7 years
Weighted Average Discount Rate
Operating leases	7%
Finance leases	4%

Maturities of lease liabilities were as follows (in thousands):

	Operating Leases	Finance Leases
Year Ending December 31, 2020	$17,044	$8,202
2021	16,123	3,249
2022	14,882	2,190
2023	14,534	3
2024	14,521	—
Thereafter	17,744	—

Total lease payments	94,848	13,644
Less imputed interest	(19,731)	(462)

Total	$75,117	$13,182

15. Related Party Transactions

Transactions with Vivint Solar

The Company is a party to a number of agreements with its sister company, Vivint Solar, Inc. (“Solar”). Historically, some of those agreements related to Solar’s use of certain of the Company’s information technology and infrastructure services; however, Solar stopped using such services in July 2017. In August 2017, the Company entered into a sales dealer agreement with Solar, pursuant to which each company agreed to act as a non-exclusive dealer for the other party to market, promote and sell each other’s products. During the year ended December 31, 2019, 2018 and 2017 the Company charged $9.2 million, $17.3 million and $2.8 million, respectively of net expenses to Solar in connection with these agreements and was included in selling expenses in the accompanying consolidated statement of operations. The balance due from Solar in connection with these agreements and other expenses paid on Solar’s behalf was $2.2 million at December 31, 2019, and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. As of December 31, 2018 the balance due from Solar was immaterial.

Other Related-party Transactions

The Company incurred additional expenses during the years ended December 31, 2019, 2018 and 2017, of approximately $2.5 million, $2.7 million, $3.5 million, respectively, for other related-party transactions including contributions to the charitable organization Vivint Gives Back, legal fees, and other services. These expenses were included in selling and general and administrative expenses in the accompanying consolidated statement of operations. Accrued expenses and other current liabilities at December 31, 2019 and 2018 included net payables associated with these related-party transactions of $1.0 million and $0.2 million, respectively.

On July 31, 2019, in an effort to deliver additional cost savings and cash-flow improvements, the Company completed a spin-off of Wireless, its wireless internet business. Associated with the spin-off, the Company and Wireless entered into a Transition Service Agreement (“TSA”) According to the TSA, Vivint performs specified services for Wireless, including human resources, information technology, and facilities. The Company invoices Wireless on a monthly basis for these agreed upon services. Additionally, Vivint cross charges Wireless for items not included in the TSA but that are paid for by Vivint on behalf of Wireless. Transactions associated with these services were $1.3 million for the year ended December 31, 2019. The Company recorded a reserve against the full balance due from Wireless in connection with the TSA as of December 31, 2019.

On November 16, 2012, the Company was acquired by an investor group comprised of certain investment funds affiliated with Blackstone Capital Partners VI L.P., and certain co-investors and management investors through certain mergers and related reorganization transactions (collectively, the “Transaction”). In connection with the Transaction, the Company engaged Blackstone Management Partners L.L.C. (“BMP”) to provide monitoring, advisory and consulting services on an ongoing basis. In consideration for these services, the Company agreed to pay an annual monitoring fee equal to the greater of (i) a minimum base fee of $2.7 million subject to adjustments if the Company engages in a business combination or disposition that is deemed significant and (ii) the amount of the monitoring fee paid in respect of the immediately preceding fiscal year, without regard to any post-fiscal year “true-up” adjustments as determined by the agreement. The Company incurred expenses for such services of approximately $5.6 million, $4.1 million and $3.5 million during the years ended December 31, 2019, 2018 and 2017, respectively and was included in general and administrative expense in the accompanying consolidated statement of operations. Accrued expenses and other current liabilities at December 31, 2018 included a liability of $4.8 million to BMP related to the monitoring fee.

Under the support and services agreement, the Company also engaged BMP to arrange for Blackstone’s portfolio operations group to provide support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s private equity portfolio companies of a type and amount determined by such portfolio services group to be warranted and appropriate. BMP will invoice the Company for such services based on the time spent by the relevant personnel providing such services during the applicable period but in no event shall the

Company be obligated to pay more than $1.5 million during any calendar year. During the years ended December 31, 2019, 2018 and 2017 the Company incurred no costs associated with such services. Additionally, during the year ended December 31, 2019 the Company agreed to reimburse Blackstone for $1.8 million of certain other fees incurred by Blackstone for activities related to the Company and was included in general and administrative expenses in the accompanying consolidated statement of operations. The full amount was included in accrued expenses and other current liabilities as of December 31, 2019.

An affiliate of Blackstone participated as one of the arrangers in the Term Loan in September 2018 and as one of the initial purchasers in connection with the offering of the 2024 Notes in May 2019 and received approximately $1.2 million of total fees associated with these transactions.

During the year ended December 31, 2017, Blackstone Advisory Partners L.P., an affiliate of Blackstone participated as one of the initial purchasers of the 2022 notes in the February 2017 issuance and the 2023 notes in the August 2017 issuance and received fees at the time of closing of such issuances aggregating approximately $0.6 million.

In addition, GSO Capital Partners, an affiliate of Blackstone, is a participating lender in the Term Loan and receives proportional interest payments of the outstanding debt held. As of December 31, 2019, GSO Capital Partners holds $103.6 million of outstanding aggregate principal of the Term Loan.

In each of July 2019 and September 2018, Vivint Smart Home, Inc. contributed $4.7 million to the Company as a capital contribution.

Prepaid expenses and other current assets at December 31, 2018 included a receivable for $1.8 million, from certain members of management in regards to their personal use of the corporate jet.

From time to time, the Company does business with a number of other companies affiliated with Blackstone.

Transactions involving related parties cannot be presumed to be carried out at an arm’s-length basis.

16. Segment Reporting and Business Concentrations

For the years ended December 31, 2019, 2018 and 2017, the Company conducted business through one operating segment, Vivint and primarily operated in two geographic regions: United States and Canada. Revenues by geographic region were as follows (in thousands):

	United States	Canada	Total
Revenue from external customers
Year ended December 31, 2019	$1,083,756	$72,225	$1,155,981
Year ended December 31, 2018	$977,877	$72,564	$1,050,441
Year ended December 31, 2017	$816,026	$65,957	$881,983

17. Employee Benefit Plan

The Company offers eligible employees the opportunity to contribute a percentage of their earned income into company-sponsored 401(k) plans.

Since January 2018, participants in the 401(k) plans have been eligible for the Company’s matching program. Under this new matching program, the Company matches an employee’s contributions to the 401(k) savings plan dollar-for-dollar up to 1% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 5% of such employee’s eligible earnings. The maximum match available under the 401(k) plan is 3.5% of the employee’s eligible earnings. For employees who have been employed by the Company for less than two years, matching contributions vest on the second anniversary of their date of hire. The Company’s matching contributions to employees who have been employed by the Company for two years or more are fully vested.

Matching contributions that were made to the plans during the year ended December 31, 2019 and 2018 totaled $6.5 million and $6.0 million, respectively. No matching contributions were made to the plans for the year ended December 31, 2017.

18. Guarantor and Non-Guarantor Supplemental Financial Information

The Notes were issued by APX and are fully and unconditionally guaranteed, jointly and severally by Holdings and each of APX’s existing and future material wholly-owned U.S. restricted subsidiaries. APX’s existing and future foreign subsidiaries are not expected to guarantee the Notes.

Presented below is the consolidating financial information of APX, subsidiaries of APX that are guarantors (the “Guarantor Subsidiaries”), and APX’s subsidiaries that are not guarantors (the “Non-Guarantor Subsidiaries”) as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017. The audited consolidating financial information reflects the investments of APX in the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheet

December 31, 2019

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$—	$2,651	$340,321	$161,041	$(358,733)	$145,280
Property and equipment, net	—	—	59,916	1,172	—	61,088
Capitalized contract costs, net	—	—	1,147,860	67,389	—	1,215,249
Deferred financing costs, net	—	1,123	—	—	—	1,123
Investment in subsidiaries	—	1,519,843	—	—	(1,519,843)	—
Intercompany receivable	—	—	6,303	—	(6,303)	—
Intangible assets, net	—	—	164,330	13,481	—	177,811
Goodwill	—	—	810,130	26,410	—	836,540
Operating lease right-of-use assets	—	—	65,120	200	—	65,320
Long-term notes receivables and other assets, net	—	106	75,008	20,819	(106)	95,827

Total Assets	$—	$1,523,723	$2,668,988	$290,512	$(1,884,985)	$2,598,238

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities	$—	$492,752	$645,373	$230,367	$(358,733)	$1,009,759
Intercompany payable	—	—	—	6,303	(6,303)	—
Notes payable and revolving line of credit, net of current portion	—	2,820,293	—	—	—	2,820,293
Finance lease obligations, net of current portion	—	—	4,909	565	—	5,474
Deferred revenue, net of current portion	—	—	385,690	20,096	—	405,786
Operating lease liabilities	—	—	63,392	85	—	63,477
Accumulated losses of investee	1,789,322				(1,789,322)	—
Other long-term obligations	—	—	80,248	292	—	80,540
Deferred income tax liability	—	—	106	2,231	(106)	2,231
Total (deficit) equity	(1,789,322)	(1,789,322)	1,489,270	30,573	269,479	(1,789,322)

Total liabilities and stockholders’ (deficit) equity	$—	$1,523,723	$2,668,988	$290,512	$(1,884,985)	$2,598,238

Condensed Consolidating Balance Sheet

December 31, 2018

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$—	$12,951	$269,770	$103,451	$(262,674)	$123,498
Property and equipment, net	—	—	72,937	464	—	73,401
Capitalized contract costs, net	—	—	1,047,532	68,243	—	1,115,775
Deferred financing costs, net	—	2,058	—	—	—	2,058
Investment in subsidiaries	—	1,662,367	—	—	(1,662,367)	—
Intercompany receivable	—	—	6,303	—	(6,303)	—
Intangible assets, net	—	—	236,677	18,408	—	255,085
Goodwill	—	—	809,678	25,177	—	834,855
Long-term notes receivables and other assets, net	—	106	102,695	17,124	(106)	119,819

Total Assets	$—	$1,677,482	$2,545,592	$232,867	$(1,931,450)	$2,524,491

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities	$—	$36,988	$507,063	$182,159	$(262,674)	$463,536
Intercompany payable	—	—	—	6,303	(6,303)	—
Notes payable and revolving line of credit, net of current portion	—	3,037,095	—	—	—	3,037,095
Finance lease obligations, net of current portion	—	—	5,570	1	—	5,571
Deferred revenue, net of current portion	—	—	306,653	16,932	—	323,585
Accumulated losses of investee	1,396,601				(1,396,601)	—
Other long-term obligations	—	—	90,209	—	—	90,209
Deferred income tax liability	—	—	106	1,096	(106)	1,096
Total (deficit) equity	(1,396,601)	(1,396,601)	1,635,991	26,376	(265,766)	(1,396,601)

Total liabilities and stockholders’ (deficit) equity	$—	$1,677,482	$2,545,592	$232,867	$(1,931,450)	$2,524,491

Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Year ended December 31, 2019

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$1,103,539	$53,434	$(992)	$1,155,981
Costs and expenses	—	—	1,246,351	52,739	(992)	1,298,098

(Loss) income from operations	—	—	(142,812)	695	—	(142,117)
Loss from subsidiaries	(395,756)	(137,476)	—	—	533,232	—
Other expense (income), net	—	258,280	(2,726)	(3,228)	—	252,326

(Loss) income before income taxes	(395,756)	(395,756)	(140,086)	3,923	533,232	(394,443)
Income tax expense	—	—	237	1,076	—	1,313

Net (loss) income	$(395,756)	$(395,756)	$(140,323)	$2,847	$533,232	$(395,756)
Other comprehensive income, net of tax effects:
Other comprehensive income from subsidiaries	1,371	1,371	—	—	(2,742)	—
Foreign currency translation adjustment	—	—	—	1,371	—	1,371

Total other comprehensive income, net of tax effects	1,371	1,371	—	1,371	(2,742)	1,371

Comprehensive (loss) income	$(394,385)	$(394,385)	$(140,323)	$4,218	$530,490	$(394,385)

Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Year ended December 31, 2018

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$998,190	$54,818	$(2,567)	$1,050,441
Costs and expenses	—	—	1,240,570	54,497	(2,567)	1,292,500

(Loss) income from operations	—	—	(242,380)	321	—	(242,059)
Loss from subsidiaries	(467,914)	(211,665)	—	—	679,579	—
Other expense (income), net	—	256,249	(35,936)	7,153	—	227,466

Loss before income taxes	(467,914)	(467,914)	(206,444)	(6,832)	679,579	(469,525)
Income tax expense (benefit)	—	—	512	(2,123)	—	(1,611)

Net loss	$(467,914)	$(467,914)	$(206,956)	$(4,709)	$679,579	$(467,914)
Other comprehensive loss, net of tax effects:
Other comprehensive loss from subsidiaries	(2,218)	(2,218)	—	—	4,436	—
Foreign currency translation adjustment	—	—	—	(2,218)	—	(2,218)

Total other comprehensive loss, net of tax effects	(2,218)	(2,218)	—	(2,218)	4,436	(2,218)

Comprehensive loss	$(470,132)	$(470,132)	$(206,956)	$(6,927)	$684,015	$(470,132)

Condensed Consolidating Statements of Operations and Comprehensive Loss

For the Year ended December 31, 2017

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$841,658	$43,015	$(2,690)	$881,983
Costs and expenses	—	—	997,247	42,919	(2,690)	1,037,476

(Loss) income from operations	—	—	(155,589)	96	—	(155,493)
Loss from subsidiaries	(410,199)	(165,497)	—	—	575,696	—
Other expense (income), net	—	244,702	13,545	(4,619)	—	253,628

Loss before income taxes	(410,199)	(410,199)	(169,134)	4,715	575,696	(409,121)
Income tax (benefit) expense	—	—	(228)	1,306	—	1,078

Net (loss) income	$(410,199)	$(410,199)	$(168,906)	$3,409	$575,696	$(410,199)

Other comprehensive income, net of tax effects:
Other comprehensive income from subsidiaries	1,462	1,462	—	—	(2,924)	—
Unrealized gain on marketable securities	—	—	(1,693)	—	—	(1,693)
Foreign currency translation adjustment	—	—	—	3,155	—	3,155

Total other comprehensive income (loss), net of tax effects	1,462	1,462	(1,693)	3,155	(2,924)	1,462

Comprehensive (loss) income	$(408,737)	$(408,737)	$(170,599)	$6,564	$572,772	$(408,737)

Condensed Consolidating Statements of Cash Flows

For the Year ended December 31, 2019

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$—	$(222,781)	$1,189	$—	$(221,592)
Cash flows from investing activities:
Capital expenditures	—	—	(10,031)	(88)	—	(10,119)
Proceeds from sale of intangibles	—	—	—	—	—	—
Proceeds from sale of capital assets	—	—	878	—	—	878
Investment in subsidiary	3,309	(237,174)	—	—	233,865	—
Acquisition of intangible assets	—	—	(1,801)	—	—	(1,801)
Proceeds from sales of equity securities	—	—	5,430	—	—	5,430

Net cash provided by (used in) investing activities	3,309	(237,174)	(5,524)	(88)	233,865	(5,612)
Cash flows from financing activities:
Proceeds from notes payable	—	225,000	—	—	—	225,000
Repayment on notes payable	—	(233,100)	—	—	—	(233,100)
Borrowings from revolving line of credit	—	342,500	—	—	—	342,500
Repayment of revolving line of credit	—	(97,500)	—	—	—	(97,500)
Proceeds from capital contribution	4,700	4,700	245,183	—	(249,883)	4,700
Repayments of finance lease obligations	—	—	(9,551)	(230)	—	(9,781)
Deferred financing costs	—	(4,896)	—	—	—	(4,896)
Return of capital	(8,009)	(8,009)	(8,009)	—	16,018	(8,009)

Net cash (used in) provided by financing activities	(3,309)	228,695	227,623	(230)	(233,865)	218,914
Effect of exchange rate changes on cash	—	—	—	66	—	66

Net (decrease) increase in cash	—	(8,479)	(682)	937	—	(8,224)
Cash:
Beginning of period	—	11,130	682	961	—	12,773

End of period	$—	$2,651	$—	$1,898	$—	$4,549

Condensed Consolidating Statements of Cash Flows

For the Year ended December 31, 2018

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$—	$(220,952)	$453	$—	$(220,499)
Cash flows from investing activities:
Subscriber acquisition costs – company owned equipment	—	—	—	—	—	—
Proceeds from sale of intangibles	—	—	53,693	—	—	53,693
Capital expenditures	—	—	(19,409)	(3)	—	(19,412)
Proceeds from sale of capital assets	—	—	127	—	—	127
Investment in subsidiary	(1,571)	(201,292)	—	—	202,863	—
Acquisition of intangible assets	—	—	(1,486)	—	—	(1,486)
Other assets	—	—	—	—	—	—

Net cash (used in) provided by investing activities	(1,571)	(201,292)	32,925	(3)	202,863	32,922
Cash flows from financing activities:
Proceeds from notes payable	—	810,000	—	—	—	810,000
Repayment on notes payable	—	(522,191)	—	—	—	(522,191)
Borrowings from revolving line of credit	—	201,000	—	—	—	201,000
Repayment of revolving line of credit	—	(261,000)	—	—	—	(261,000)
Proceeds from capital contribution	4,700	4,700	204,421	—	(209,121)	4,700
Repayments of capital lease obligations	—	—	(12,011)	(343)	—	(12,354)
Financing costs	—	(11,317)	—	—	—	(11,317)
Deferred financing costs	—	(9,302)	—	—	—	(9,302)
Return of capital	(3,129)	(3,129)	(3,129)	—	6,258	(3,129)

Net cash provided by (used in) financing activities	1,571	208,761	189,281	(343)	(202,863)	196,407
Effect of exchange rate changes on cash	—	—	—	71	—	71

Net increase in cash	—	7,469	1,254	178	—	8,901
Cash:
Beginning of period	—	3,661	(572)	783	—	3,872

End of period	$—	$11,130	$682	$961	$—	$12,773

Condensed Consolidating Statements of Cash Flows

For the Year ended December 31, 2017

(In thousands)

	Parent	APX Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$—	$—	$(313,290)	$3,958	$—	$(309,332)
Cash flows from investing activities:
Capital expenditures	—	—	(20,391)	—	—	(20,391)
Proceeds from sale of capital assets	—	—	776	—	—	776
Investment in subsidiary	1,151	(325,222)	—	—	324,071	—
Acquisition of intangible assets	—	—	(1,745)	—	—	(1,745)
Other assets	—	—	(301)	—	—	(301)

Net cash used in investing activities	1,151	(325,222)	(21,661)	—	324,071	(21,661)
Cash flows from financing activities:
Proceeds from notes payable	—	724,750	—	—	—	724,750
Repayment on notes payable	—	(450,000)	—	—	—	(450,000)
Borrowings from revolving line of credit	—	196,895	—	—	—	196,895
Repayment of revolving line of credit	—	(136,895)	—	—	—	(136,895)
Proceeds from capital contribution	—	—	326,373	—	(326,373)	—
Payment of intercompany settlement	—	—	(2,983)	—	—	(2,983)
Intercompany receivable	—	—	3,621	—	(3,621)	—
Intercompany payable	—	—	—	(3,621)	3,621	—
Repayments of capital lease obligations	—	—	(9,667)	(340)	—	(10,007)
Financing costs	—	(18,277)	—	—	—	(18,277)
Return of capital	—	(11,119)	—	—	—	(11,119)
Payment of dividends	(1,151)	(1,151)	(1,151)	—	2,302	(1,151)

Net cash (used in) provided by financing activities	(1,151)	304,203	316,193	(3,961)	(324,071)	291,213
Effect of exchange rate changes on cash	—	—	—	132	—	132

Net increase (decrease) in cash	—	(21,019)	(18,758)	129	—	(39,648)
Cash:
Beginning of period	—	24,680	18,186	654	—	43,520

End of period	$—	$3,661	$(572)	$783	$—	$3,872

19. Subsequent Events

Transaction between Legacy Vivint Smart Home and Vivint Smart Home

On January 17, 2020 (the “Closing Date”), Vivint Smart Home and Legacy Vivint Smart Home, consummated a merger pursuant to a certain agreement and plan of merger, dated September 15, 2019 (the “Agreement and Plan of Merger”), by and among Vivint Smart Home, Maiden Merger Sub, Inc., a subsidiary of Vivint Smart Home (“Merger Sub”), and Legacy Vivint Smart Home, as amended by Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment” and as amended, the “Merger Agreement”), dated as of December 18, 2019, by and among Vivint Smart Home, Merger Sub and Legacy Vivint Smart Home.

Pursuant to the terms of the Merger Agreement, a business combination between Vivint Smart Home and Legacy Vivint Smart Home was effected through the merger of Merger Sub with and into Legacy Vivint Smart Home, with Legacy Vivint Smart Home surviving as the surviving company (the “Merger”). At the effective time of the Merger, each stockholder of Legacy Vivint Smart Home received 84.5320916792 shares of Vivint Smart Home’s Class A common stock, par value $0.0001 per share (the “Common Stock”), for each share of Legacy Vivint Smart Home common stock, par value $0.01 per share, that such stockholder owned. Pursuant in each case to a Subscription Agreement entered into in connection with the Merger Agreement, certain investment funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) and certain investment funds affiliated with Blackstone purchased, respectively, 12,500,000 and 10,000,000 newly-issued shares of Common Stock concurrently with the completion of the Merger (the “Closing”) on the Closing Date for an aggregate purchase price of $125.0 million and $100.0 million, respectively.

In connection with the Closing, Mosaic Acquisition Corp. changed its name to Vivint Smart Home, Inc.

Refinancing Transactions

On February 14, 2020, APX completed its offering of $600.0 million aggregate principal amount of 6.75% senior secured notes due 2027 (the “2027 Notes”) in a private placement.

Concurrently with the 2027 Notes offering, APX amended and restated the credit agreements governing our existing revolving credit facility and existing term loan credit facility (the “Concurrent Refinancing Transactions”). In connection therewith, APX, among other things, (i) extended the maturity date with respect to certain commitments under the revolving credit facility and increased the aggregate commitments in respect of the revolving credit facility to $350.0 million and (ii) extended the maturity date with respect to the loans outstanding under the term loan facility and increased the aggregate principal amount of term loans term loans outstanding under the term loan credit facility to $950.0 million.

APX used the net proceeds from the 2027 Notes offering and Concurrent Refinancing Transactions, together with the proceeds from the Merger, to (i) redeem all of APX’s outstanding 8.750% Senior Notes due 2020 (the “2020 Notes Redemption”), (ii) redeem all of APX’s outstanding 8.875% Senior Secured Notes due 2022 (the “2022 Private Placement Notes Redemption”), (iii) refinance in full the existing borrowings under APX’s existing term loan facility and revolving credit facility, (iv) redeem $223.0 million aggregate principal amount of APX’s outstanding 7.875% Senior Secured Notes due 2022 (the “Existing 7.875% Notes Redemption” and, together with the 2020 Notes Redemption and the 2022 Private Placement Notes Redemption, the “Redemptions”) and (v) pay the related accrued interest, fees and expenses related thereto. APX irrevocably deposited funds with the applicable trustee and/or paying agent to effect the Redemptions and to satisfy and discharge all of APX’s remaining obligations under the indenture governing APX’s 8.750% Senior Notes due 2020 and the note purchase agreement governing APX’s 8.875% Senior Secured Notes due 2022. Vivint intends to use any remaining net proceeds for general corporate purposes, which may include repayment of additional indebtedness.